   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1997

                        REGISTRATION NO. 333-_________

================================================================================

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ___________________

                                   FORM S-4
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                                ______________

                          FAIRFIELD COMMUNITIES, INC.
            (Exact Name of Registrant as Specified in Its Charter)

         Delaware                    1531                      71-0390438
 (State of Incorporation)     (Primary Standard              (I.R.S. Employer
                           Industrial Classification     Identification Number)
                                 Code Number)
                          ___________________________

                         11001 EXECUTIVE CENTER DRIVE
                          LITTLE ROCK, ARKANSAS 72211
                                (501) 228-2700
   (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                               MARCEL J. DUMENY
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          FAIRFIELD COMMUNITIES, INC.
                         11001 EXECUTIVE CENTER DRIVE
                          LITTLE ROCK, ARKANSAS 72211
                                (501) 228-2700
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent For Service)
                           _________________________


                                  COPIES TO:
          MARK V. MINTON, ESQ.                     GARY  M. EPSTEIN, ESQ.
      JONES, DAY, REAVIS & POGUE                  GREENBERG TRAURIG HOFFMAN
      2300 TRAMMELL CROW CENTER                  LIPOFF ROSEN & QUENTEL, P.A.
           2001 ROSS AVENUE                         1221 BRICKELL AVENUE
         DALLAS, TEXAS  75201                       MIAMI, FLORIDA 33131
            (214) 220-3939                             (305) 579-0500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                             ____________________

     If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                             ____________________

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================
 0TITLE OF EACH CLASS                       PROPOSED MAXIMUM     PROPOSED MAXIMUM      AMOUNT OF
 OF SECURITIES TO BE     AMOUNT TO BE       OFFERING PRICE       AGGREGATE OFFERING    REGISTRATION
 REGISTERED              REGISTERED (1)     PER SHARE (1)(2)     PRICE (1)(2)          FEE (2)(3)
-----------------------------------------------------------------------------------------------------
Common Stock (4)           5,826,281            $20.625            $197,805,837           $59,942
=====================================================================================================

(1) This Registration Statement relates to shares of common stock ("Fairfield Common Stock"), par value $.01 per share, of Fairfield Communities, Inc. ("Fairfield") issuable to holders of common stock ("Vacation Break Common Stock"), par value $.01 per share, of Vacation Break U.S.A., Inc. ("Vacation Break") in the proposed merger (the "Merger") of FCVB Corp., a wholly owned subsidiary of Fairfield, with and into Vacation Break. The amount of Fairfield Common Stock to be registered has been determined on the basis of the conversion ratio in the Merger (.6075 of a share of Fairfield Common Stock for each outstanding share of Vacation Break Common Stock) and the maximum aggregate number of shares of Vacation Break Common Stock (9,590,586) to be converted in the Merger into shares of Fairfield Common Stock, assuming solely for purposes of calculating the registration fee that all currently outstanding Vacation Break stock options and warrants are exercised prior to the effective time of the Merger (the "Maximum Number of Vacation Break Shares").

(2) The registration fee was calculated pursuant to Rule 457(f) as one thirty-third of one percent of $20.625 (the average of the high and low prices of Vacation Break Common Stock on the Nasdaq National Market System on August 29, 1997) multiplied by the Maximum Number of Vacation Break Shares.

(3) Pursuant to Rule 457(b), the registration fee was paid on September 5, 1997 in connection with the filing of preliminary joint proxy material.

(4) Includes associated share purchase rights pursuant to a Rights Agreement adopted by Fairfield and described herein.

                             ____________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                          FAIRFIELD COMMUNITIES, INC.
                         11001 Executive Center Drive
                         Little Rock, Arkansas  72211
                                (501) 228-2700

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD             , 1997

To the Stockholders of Fairfield Communities, Inc.:

     Notice is hereby given, and you are cordially invited to attend, a Special Meeting of Stockholders (the "Special Meeting") of Fairfield Communities, Inc.
("Fairfield") that will be held at 9:00 a.m. Central Time on           , 1997,
at The Capital Hotel, 111 West Markham Street, Little Rock, Arkansas, for the following purposes:

     1. To consider and vote upon a proposal to approve the issuance of up to 5,826,281 shares (the "Issuance of Fairfield Common Stock") of Common Stock, par value $.01, of Fairfield ("Fairfield Common Stock"). Those shares are expected to be issued (a) pursuant to the Agreement and Plan of Merger, dated as of August 8, 1997 (the "Merger Agreement"), between Fairfield, FCVB Corp., a Florida corporation and wholly owned subsidiary of Fairfield ("Merger Sub"), and Vacation Break U.S.A., Inc., a Florida corporation ("Vacation Break"), whereby Merger Sub will be merged (the "Merger") with and into Vacation Break, and each issued and outstanding share of common stock, par value $.01, of Vacation Break will be converted into the right to receive .6075 of a share of Fairfield Common Stock, (b) upon exercise of existing warrants to purchase Vacation Break Common Stock to be assumed by Fairfield as contemplated by the Merger Agreement, and (c) upon exercise of existing options to purchase Vacation Break Common Stock to be assumed by Fairfield as contemplated by the Merger Agreement.

     2. To consider and vote upon a proposal to amend the Fairfield Certificate of Incorporation (the "Certificate Amendment") to increase the authorized number of shares of Fairfield Common Stock to 100,000,000. This amendment is necessary for Fairfield to complete the Merger and issue the shares described in the first proposal.

     3. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     The Merger, the Merger Agreement, the Issuance of Fairfield Common Stock and the Certificate Amendment are more fully described in the Joint Proxy Statement/Prospectus accompanying this notice. A copy of the Merger Agreement is attached as Appendix A thereto. The Joint Proxy Statement/Prospectus and the Appendices thereto form a part of this Notice. We urge you to read this material carefully.

     The Board of Directors of Fairfield has approved the Issuance of Fairfield Common Stock and the Certificate Amendment. The Board of Directors recommends that Fairfield stockholders vote "FOR" approval of the Issuance of Fairfield Common Stock and the Certificate Amendment.

     A list of stockholders entitled to vote at the Special Meeting will be available during ordinary business hours at Fairfield's principal executive offices in Little Rock, Arkansas for at least 10 days prior to the Special Meeting for examination by any stockholder for any purpose germane to the Special Meeting.

     The close of business on October 31, 1997 (the "Record Date") has been fixed as the record date for determining the holders of Fairfield Common Stock entitled to receive notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof.

     The approval of the Issuance of Fairfield Common Stock requires the affirmative vote of holders of record of a majority of the shares of Fairfield Common Stock cast on the proposal provided that the total vote cast on the proposal represents more than 50% of all shares of Fairfield Common Stock outstanding on the Record Date. The approval of the

Certificate Amendment requires the affirmative vote of holders of record of a majority of the shares of Fairfield Common Stock outstanding on the Record Date. The approval of the Issuance of Fairfield Common Stock is conditioned upon the approval of the Certificate Amendment and the approval of both proposals is a condition to the closing of the Merger.

     It is important that your shares of Fairfield Common Stock are represented at the Special Meeting, regardless of the number of shares you hold. Whether or not you plan to attend the Special Meeting, please sign, date and return your proxy card in the enclosed postage paid envelope as soon as possible. If you later decide to attend the Special Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Special Meeting, you may do so and your proxy will have no further effect. If you attend the Special Meeting, you may vote in person, if you wish, even though you previously mailed your proxy.

                                   Very truly yours,



                                   John W. McConnell
                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER


Little Rock, Arkansas
            , 1997

                          [VACATION BREAK LETTERHEAD]

                                                                          , 1997

Dear Shareholder:

     The Board of Directors cordially invites you to attend a Special Meeting of Shareholders (the "Special Meeting") of Vacation Break U.S.A., Inc. ("Vacation
Break") to be held at 10:00 a.m. Eastern Time, on             , 1997, at the Sea
Gardens Beach and Tennis Resort, 615 N. Ocean Blvd., Pompano Beach, Florida.

     At this important Special Meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of August 8, 1997 (the "Merger Agreement"), between Fairfield Communities, Inc., a Delaware corporation ("Fairfield"), FCVB Corp., a Florida corporation and wholly owned subsidiary of Fairfield ("Merger Sub"), and Vacation Break, pursuant to which, among other things, (i) Merger Sub will be merged (the "Merger") with and into Vacation Break, and (ii) each issued and outstanding share of common stock, par value $.01, of Vacation Break ("Vacation Break Common Stock") will be converted into the right to receive .6075 of a share of common stock, par value $.01, of Fairfield.

     The Merger, the Merger Agreement and the other terms and conditions of the transactions related to the Merger are more fully described in the accompanying Joint Proxy Statement/Prospectus. We urge you to review this material carefully.

     The Board of Directors of Vacation Break has unanimously determined that the Merger and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the shareholders of Vacation Break, and has approved the Merger Agreement. The Board of Directors recommends that Vacation Break's stockholders vote "FOR" adoption of the Merger Agreement.

     The approval of the Merger Agreement requires the affirmative vote of holders of record of a majority of the shares of Vacation Break Common Stock outstanding on October 31, 1997, the record date for the Special Meeting. Ralph
P. Muller, Chairman of the Board of Directors and Chief Executive Officer of Vacation Break, R&A Partnership, Ltd., a limited partnership controlled by Mr. Muller, and Kevin Sheehan, President of Vacation Break (collectively, the "Principal Stockholders"), have entered into a Principal Stockholders Agreement, dated as of August 8, 1997, with Fairfield and Merger Sub, whereby the Principal Stockholders have agreed to vote all of the shares of Vacation Break Common Stock beneficially owned by them for approval of the Merger Agreement. As of the Record Date, Mr. Muller, Mr. Sheehan and their affiliates (including R&A)
were entitled to vote    shares of Vacation Break Common Stock, which
represented approximately   % of the shares of Vacation Break Common Stock
outstanding on that date. Therefore, it is expected that the Merger Agreement will be approved by the stockholders of Vacation Break irrespective of whether or the manner in which the other holders of Vacation Break Common Stock vote. Mr. Muller's and Mr. Sheehan's obligation to vote in favor of such matter is subject to their obligations to discharge faithfully their duties as directors or officers of Vacation Break; provided, however, they will be obligated to vote for approval of the Merger Agreement unless the Board of Directors of Vacation Break terminates the Merger Agreement.

     It is important that your shares of Vacation Break Common Stock are represented at the Special Meeting, regardless of the number of shares you hold. Whether or not you plan to attend the Special Meeting, please sign, date and return your proxy card in the enclosed postage paid envelope as soon as possible. If you later decide to attend the Special Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Special Meeting, you may do so and your proxy will have no further effect. If you attend the Special Meeting, you may vote in person, if you wish, even though you previously mailed your proxy.

                                    Very truly yours,



                                    Ralph P. Muller
                                    CHAIRMAN OF THE BOARD AND
                                    CHIEF EXECUTIVE OFFICER

                          VACATION BREAK U.S.A., INC.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD                , 1997

To the Shareholders of Vacation Break U.S.A., Inc.:

     Notice is hereby given that a Special Meeting of Shareholders (the "Special Meeting") of Vacation Break U.S.A., Inc. ("Vacation Break") will be held at
10:00 a.m. Eastern Time on            , 1997, at the Sea Gardens Beach and
Tennis Resort, 615 N. Ocean Blvd., Pompano Beach, Florida, for the following purposes:

     1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of August 8, 1997 (the "Merger Agreement"), between Fairfield Communities, Inc., a Delaware corporation ("Fairfield"), FCVB Corp., a Florida corporation and wholly owned subsidiary of Fairfield ("Merger Sub"), and Vacation Break, pursuant to which, among other things, (i) Merger Sub will be merged (the "Merger") with and into Vacation Break, and (ii) each issued and outstanding share of common stock, par value $.01, of Vacation Break ("Vacation Break Common Stock") will be converted into the right to receive .6075 of a share of common stock, par value $.01, of Fairfield.

     2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     Information regarding the matters to be acted upon at the Special Meeting is contained in the Joint Proxy Statement/Prospectus accompanying this notice.
A copy of the Merger Agreement is attached as Appendix A thereto. The Joint Proxy Statement/Prospectus and the Appendices thereto form a part of this Notice. A list of shareholders entitled to vote at the Special Meeting will be available during ordinary business hours at Vacation Break's principal executive offices in Ft. Lauderdale, Florida, for at least 10 days prior to the Special Meeting for examination by any shareholder for any purpose germane to the Special Meeting.

     The Board of Directors of Vacation Break has fixed the close of business on , 1997 (the "Record Date") as the record date for determining the holders of
Vacation Break Common Stock entitled to receive notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. Only the holders of record of the Vacation Break Common Stock as of the Record Date are entitled to vote at the Special Meeting or any adjournments or postponements thereof.

     The adoption of the Merger Agreement requires the affirmative vote of holders of record of a majority of the shares of Vacation Break Common Stock outstanding on the Record Date for the Special Meeting. Ralph P. Muller, Chairman of the Board of Directors and Chief Executive Officer of Vacation Break, R&A Partnership, Ltd., a limited partnership controlled by Mr. Muller, and Kevin Sheehan, President of Vacation Break (collectively, the "Principal Stockholders"), have entered into a Principal Stockholders Agreement, dated as of August 8, 1997, with Fairfield and Merger Sub, whereby the Principal Stockholders have agreed to vote all of the shares of Vacation Break Common Stock beneficially owned by them for approval of the Merger Agreement. As of the Record Date, Mr. Muller, Mr. Sheehan and their affiliates (including R&A)
were entitled to vote    shares of Vacation Break Common Stock, which
represented approximately   % of the shares of Vacation Break Common Stock
outstanding on that date. Therefore, it is expected that the Merger Agreement will be approved irrespective of whether or the manner in which the other holders of Vacation Break Common Stock vote. Mr. Muller's and Mr. Sheehan's obligation to vote in favor of such matter is subject to their obligations to discharge faithfully their duties as a director or officer of Vacation Break; provided, however, they will be obligated to vote for approval of the Merger Agreement unless the Board of Directors of Vacation Break terminates the Merger Agreement.

     It is important that your shares of Vacation Break Common Stock are represented at the Special Meeting, regardless of the number of shares you hold. Whether or not you plan to attend the Special Meeting, please sign, date and return your proxy card in the enclosed postage paid envelope as soon as possible. If you later decide to attend the Special Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Special Meeting, you may do so and your proxy will have no further effect. If you attend the Special Meeting, you may vote in person, if you wish, even though you previously mailed your proxy.

                                   By Order of the Board of Directors,



                                   Ralph P. Muller
                                   CHAIRMAN OF THE BOARD AND
                                   CHIEF EXECUTIVE OFFICER

Fort Lauderdale, Florida
        , 1997

                     PRELIMINARY JOINT PROXY STATEMENT OF
                          FAIRFIELD COMMUNITIES, INC.
                                      AND
                          VACATION BREAK U.S.A., INC.

                       SPECIAL MEETINGS OF STOCKHOLDERS
                       TO BE HELD ON             , 1997

                     _____________________________________

                                 PROSPECTUS OF
                          FAIRFIELD COMMUNITIES, INC.
                       5,826,281 Shares of Common Stock

                     _____________________________________


     This Joint Proxy Statement/Prospectus is being furnished to (i) all holders of common stock, par value $.01 per share ("Fairfield Common Stock"), of Fairfield Communities, Inc., a Delaware corporation ("Fairfield"), and (ii) all holders of common stock, par value $.01 per share ("Vacation Break Common Stock"), of Vacation Break U.S.A., Inc., a Florida corporation ("Vacation Break"), in connection with the solicitation of proxies by the respective Boards of Directors of the two companies (the "Companies") for use at the respective Special Meetings of Stockholders of Fairfield (including any adjournments or postponements thereof, the "Fairfield Special Meeting") and of Vacation Break (including any adjournments or postponements thereof, the "Vacation Break Special Meeting," and, together with the Fairfield Special Meeting, the "Special
Meetings"), each to be held on           , 1997.

     On August 8, 1997, Fairfield, FCVB Corp., a Florida corporation and wholly owned subsidiary of Fairfield ("Merger Sub"), and Vacation Break entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, (i) Merger Sub will be merged with and into Vacation Break (the "Merger") and (ii) each issued and outstanding share of Vacation Break Common Stock will be converted into the right to receive .6075 (the "Exchange Ratio") of a share of Fairfield Common Stock. No fractional shares of Fairfield Common Stock will be issued and cash will be paid in lieu of any fractional shares. A copy of the Merger Agreement is attached hereto as Appendix A.

     At the Fairfield Special Meeting, holders of Fairfield Common Stock are being asked to approve the issuance of up to 5,826,281 shares of Fairfield Common Stock (the "Issuance of Fairfield Common Stock"). Those shares are expected to be issued (i) pursuant to the Merger Agreement, (ii) upon exercise of existing warrants to purchase Vacation Break Common Stock to be assumed by Fairfield pursuant to the Supplemental Warrant Agreement to be entered into among Fairfield, Josephthal Lyon & Ross Incorporated ("Josephthal") and Cruttenden Roth Incorporated (the "Supplemental Warrant Agreement") as contemplated by the Merger Agreement, and (iii) upon exercise of existing options to purchase Vacation Break Common Stock (the "Assumed Options") to be assumed by Fairfield as contemplated by the Merger Agreement. Fairfield's authorized shares of Fairfield Common Stock that are available for issuance are not sufficient to issue the requisite number of shares for the Issuance of Fairfield Common Stock. Consequently, holders of Fairfield Common Stock are also being asked to approve an amendment to the Fairfield Certificate of Incorporation (the "Certificate Amendment") to increase the number of authorized shares of Fairfield Common Stock to 100,000,000. The approval of the Issuance of Fairfield Common Stock requires the affirmative vote of holders of record of a majority of the shares of Fairfield Common Stock cast on the proposal provided that the total vote cast on the proposal represents more than 50% of all shares of Fairfield Common Stock outstanding on October 31, 1997, the record date for the Special Meetings (the "Record Date"). The approval of the Certificate Amendment requires the affirmative vote of holders of record of a majority of the shares of Fairfield Common Stock outstanding on the Record Date. THE APPROVAL OF THE ISSUANCE OF FAIRFIELD COMMON STOCK IS CONDITIONED UPON THE APPROVAL OF THE CERTIFICATE AMENDMENT AND THE APPROVAL OF BOTH PROPOSALS (THE "FAIRFIELD APPROVAL") IS A CONDITION TO THE CLOSING OF THE MERGER.

     At the Vacation Break Special Meeting, holders of Vacation Break Common Stock are being asked to approve the Merger Agreement. The approval of the Merger Agreement requires the affirmative vote (the "Vacation Break

Approval," and, together with the Fairfield Approval, the "Stockholder Approvals") of the holders of record of a majority of the shares of Vacation Break Common Stock outstanding on the Record Date. Ralph P. Muller, Chairman of the Board of Directors and Chief Executive Officer of Vacation Break, R&A Partnership, Ltd., a limited partnership controlled by Mr. Muller ("R&A"), and Kevin Sheehan, President of Vacation Break (collectively, the "Principal Stockholders"), have entered into a Principal Stockholders Agreement (the "Principal Stockholders Agreement"), dated August 8, 1997, with Fairfield and Merger Sub, whereby the Principal Stockholders have agreed to vote all of the shares of Vacation Break Common Stock beneficially owned by them for the approval of the Merger Agreement. As of the Record Date, the Principal
Stockholders were entitled to vote              shares of Vacation Break Common
Stock, which represented approximately ____% of the shares of Vacation Break Common Stock outstanding on that date. Therefore, it is expected that the Merger Agreement will be approved by the stockholders of Vacation Break irrespective of whether or the manner in which the other holders of Vacation Break Common Stock vote. Mr. Muller's and Mr. Sheehan's obligation to vote in favor of such matter is subject to their obligations to discharge faithfully their duties as directors or officers of Vacation Break; provided, however, they will be obligated to vote for the approval of the Merger Agreement unless the Board of Directors of Vacation Break terminates the Merger Agreement. See "The Special Meetings --Share Ownership of Management."

     This Joint Proxy Statement/Prospectus also constitutes the prospectus of Fairfield filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the registration of up to 5,826,281 shares of Fairfield Common Stock issuable to holders of Vacation Break Common Stock in connection with the Merger.

     SEE "RISK FACTORS" COMMENCING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT STOCKHOLDERS SHOULD CONSIDER PRIOR TO VOTING AT THE SPECIAL MEETINGS.

     The Fairfield Common Stock is listed for trading on the New York Stock Exchange, Inc. (the "NYSE") under the symbol FFD. The Vacation Break Common Stock is listed on the Nasdaq National Market System (the "Nasdaq") under the
symbol VBRK.  On            , 1997, the last trading day prior to the date of
this Joint Proxy Statement/Prospectus, (i) the closing sale price of Fairfield
Common Stock as reported on the NYSE Composite Transaction Tape was $        per
share and (ii) the closing sale price of Vacation Break Common Stock as reported
on the Nasdaq was $        per share.

     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of Fairfield and Vacation Break on or
about            , 1997.
                      __________________________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             JOINT PROXY STATEMENT/PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.
                      __________________________________

    The date of this Joint Proxy Statement/Prospectus is            , 1997.

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----

AVAILABLE INFORMATION....................................................(iv)

FORWARD-LOOKING STATEMENTS...............................................(iv)

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................... (v)

SUMMARY..................................................................  1
        The Companies....................................................  1
        The Special Meetings.............................................  1
        The Merger.......................................................  3

COMPARATIVE STOCK PRICES................................................. 12

COMPARATIVE PER SHARE DATA............................................... 13

RISK FACTORS............................................................. 14
        Risks Related to the Merger...................................... 14
        Timeshare Industry Operating Risks............................... 15
        Risks Associated with Acquisitions and New Development........... 15
        Regulation of Marketing and Sales of VOIs........................ 15
        Pending State Enforcement Proceedings............................ 16
        Pending Litigation............................................... 16
        Risks Associated with Financing; Hedging Activities.............. 16
        Impact of Economic Cycles........................................ 17
        Risks Associated with Customer Default........................... 17
        Possible Environmental Liabilities............................... 17
        Compliance with Laws Governing Access............................ 17
        Uninsured Loss; Natural Disasters................................ 18
        Competition...................................................... 18
        Concentration in Florida Market.................................. 18
        Applicability of Federal Securities Laws to the Sale of VOIs..... 18
        Anti-Takeover Matters............................................ 19

THE SPECIAL MEETINGS..................................................... 19
        Date, Time and Place............................................. 19
        Matters to be Considered at the Special Meetings................. 19
        Record Date; Stock Entitled to Vote; Quorum...................... 19
        Votes Required................................................... 20
        Share Ownership of Management.................................... 20
        Voting of Proxies................................................ 20
        Revocability of Proxies.......................................... 21
        Solicitation of Proxies.......................................... 21

THE MERGER............................................................... 22
        General.......................................................... 22
        Structure of the Merger.......................................... 22
        Merger Consideration............................................. 22
        Effective Time................................................... 22
        Background of the Merger......................................... 22
        Reasons for the Merger; Recommendations of the
          Boards of Directors............................................ 26
        Opinions of Financial Advisors................................... 29

                                      (i)

                                                                         PAGE
                                                                         ----

        Certain Federal Income Tax Consequences.......................... 36
        Anticipated Accounting Treatment................................. 37
        Management After the Merger...................................... 37
        Interests of Certain Persons in the Merger....................... 38
        Certain Executive Compensation and Other Employee-
          Related Matters in Connection with the Merger.................. 38
        Indemnification.................................................. 38

OTHER TERMS OF THE MERGER AND THE MERGER AGREEMENT....................... 39
        General.......................................................... 39
        Conversion of Shares; Procedures for Exchange of
          Certificates; Fractional Shares................................ 39
        Conditions to the Consummation of the Merger..................... 40
        Termination...................................................... 41
        Termination Fee.................................................. 42
        No Solicitation.................................................. 42
        Conduct of Business Pending Merger............................... 43
        Amendment and Waiver............................................. 46
        Expenses......................................................... 46
        Representations and Warranties................................... 46
        Principal Stockholders Agreement................................. 46
        Escrow Agreement................................................. 49
        Stock Exchange Listing........................................... 49
        Resale of Fairfield Common Stock................................. 49
        Stockholders' Rights of Appraisal................................ 49

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION............. 51

APPROVAL OF THE CERTIFICATE AMENDMENT.................................... 57
        Introduction..................................................... 57
        Vote Required.................................................... 57
        Purpose.......................................................... 57

MANAGEMENT OF FAIRFIELD.................................................. 58

DESCRIPTION OF FAIRFIELD CAPITAL STOCK................................... 60
        General.......................................................... 60
        Common Stock..................................................... 60
        Preferred Stock.................................................. 60
        Rights Agreement................................................. 60
        Delaware Law Anti-Takeover Provisions............................ 61
        Transfer Agent and Registrar..................................... 61

COMPARISON OF STOCKHOLDER RIGHTS......................................... 61
        Rights Agreement................................................. 61
        Stockholders' Meetings and Voting................................ 62
        Dividends........................................................ 62
        Limitation of Liability and Indemnification...................... 63

INFORMATION REGARDING VACATION BREAK..................................... 63
        Business Overview................................................ 63
        History of Vacation Break........................................ 64
        Administrative and Operating Facilities.......................... 65
        Vacation Break's Resorts......................................... 65
        Environmental Matters............................................ 67
        Employees........................................................ 68
        Legal Proceedings................................................ 68

                                      (ii)

                                                                         PAGE
                                                                         ----

        Executive Officers............................................... 69
        Executive Compensation........................................... 70
        Certain Relationships and Related Transactions................... 72

SHARE OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS OF
  VACATION BREAK......................................................... 74

SELECTED CONSOLIDATED FINANCIAL DATA OF VACATION BREAK................... 76

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF VACATION BREAK............................ 77
        Introduction..................................................... 77
        Results Of Operations............................................ 78
        Liquidity and Capital Resources.................................. 84

EXPERTS.................................................................. 85

LEGAL MATTERS............................................................ 86

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF VACATION BREAK............. F-1

REPORT OF INDEPENDENT ACCOUNTANTS........................................ F-2

NOTES TO FISCAL YEAR END CONSOLIDATED FINANCIAL STATEMENTS............... F-7

APPENDIX A - Agreement and Plan of Merger................................ A-1

APPENDIX B - Opinion of Stephens & Co.................................... B-1

APPENDIX C - Opinion of Montgomery Securities............................ C-1

                                     (iii)

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATIONS OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FAIRFIELD OR VACATION BREAK. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FAIRFIELD OR VACATION BREAK SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                             AVAILABLE INFORMATION

     Fairfield and Vacation Break are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the SEC. Fairfield has filed with the SEC the Registration Statement under the Securities Act with respect to the Fairfield Common Stock to be issued to holders of Vacation Break Common Stock in connection with the Merger. The Registration Statement and the exhibits thereto, as well as the reports, proxy statements and other information filed by Fairfield and Vacation Break with the SEC, may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Suite 1300, Seven World Trade Center, New York, New York 10048, and at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Such reports, proxy and information statements and other information may be found on the SEC's Web site address, http://www.sec.gov. In addition, the Fairfield Common Stock is listed on the NYSE, and material filed by Fairfield may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Vacation Break Common Stock is listed on the Nasdaq National Market System and material filed by Vacation Break may be inspected at the offices of the Nasdaq National Market System, 1735 K Street, N.W., Washington, D.C. 20006. Reference is made to the Registration Statement and the exhibits thereto for further information.

     Statements contained in this Joint Proxy Statement/Prospectus, or in any document incorporated in this Joint Proxy Statement/Prospectus by reference, as to the provisions of any contract or other document referred to herein or therein are qualified in all respects by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document incorporated herein by reference.


                          FORWARD-LOOKING STATEMENTS

     This Joint Proxy Statement/Prospectus (including the documents incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995), including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation relating to Fairfield, Merger Sub and Vacation Break, as applicable. When used in this Joint Proxy Statement/Prospectus, words such as "anticipates," "believes," "estimates," "expects," "intends," "should" and variations of these words and similar expressions, as they relate to Fairfield, Merger Sub, Vacation Break, or the managements of any of them, are intended to identify forward-looking statements. Forward-looking statements made by Fairfield or Vacation Break and their respective managements are based on estimates, projections and beliefs of the managements of Fairfield or Vacation Break, as well as assumptions made at the time of such statements by and information then currently available to the managements of Fairfield or Vacation Break, as applicable, and are not guarantees of future performance. Fairfield and Vacation Break each disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

                                      (iv)

     Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by Fairfield or Vacation Break and their respective managements as a result of a number of risks, uncertainties and assumptions relating to the operations and results of operations of Fairfield following the Merger. Representative examples of these factors include (without limitation) general industry and economic conditions; interest rate trends; regulatory changes; cost of capital and capital requirements; availability of real estate properties; competition from national hospitality companies and other competitive factors and pricing pressures; shifts in customer demands; changes in operating expenses, including employee wages, commission structures, benefits and training; economic cycles; the continued availability of financing in the amounts and at the terms necessary to support Fairfield's future business, assumed cost savings and other synergistic benefits of the Merger; the success achieved or problems encountered in integrating the operations of Vacation Break into Fairfield and each of the factors identified in the section "Risk Factors" set forth in this Joint Proxy Statement/Prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC by Fairfield (SEC File No. 1-
8096) pursuant to the Exchange Act are incorporated by reference in this Joint Proxy Statement/Prospectus:

     1. Fairfield's Annual Report on Form 10-K as amended by Forms 10-K/A for the year ended December 31, 1996;

     2. Fairfield's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

     3. The description of Fairfield Common Stock contained in Fairfield's Registration Statements on Form 8-A (Commission file No. 1-8096).

     All documents and reports filed by Fairfield pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the date of its Special Meeting will be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF CAPITAL STOCK OF FAIRFIELD OR VACATION BREAK, TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, IN THE CASE OF DOCUMENTS RELATING TO FAIRFIELD, TO FAIRFIELD COMMUNITIES, INC., 11001 EXECUTIVE CENTER DRIVE, LITTLE ROCK, ARKANSAS 72211, (501) 228-2700, ATTENTION: INVESTOR RELATIONS OR, IN THE CASE OF DOCUMENTS RELATING TO VACATION BREAK, TO VACATION BREAK U.S.A., INC., 6400 N. ANDREWS AVENUE, PARK PLAZA, SUITE 200, FT. LAUDERDALE, FLORIDA 33309 (954) 351-8500, ATTENTION: SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY
         , 1997.

                                      (v)

                                    SUMMARY

  THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE APPENDICES HERETO. STOCKHOLDERS ARE URGED TO READ THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE APPENDICES HERETO IN THEIR ENTIRETY.

THE COMPANIES

Fairfield...........  Fairfield is one of the largest vacation ownership companies in the United States in terms of property owners and vacation units constructed. Fairfield's 15 resorts are located in 11 states; five resorts are in destination areas with popular vacation attractions and 10 regional resorts are in scenic locations. Fairfield's primary business is selling vacation ownership interests ("VOIs"), commonly known as timeshares, primarily through its innovative points-based vacation system, Fairshare Plus(R). Fairfield also offers financing for VOI purchasers through its wholly owned subsidiary, Fairfield Acceptance Corporation. Fairfield's principal executive offices are located at 11001 Executive Center Drive, Little Rock, Arkansas 72211, and its telephone number is
                      (501) 228-2700.

Vacation Break......  Vacation Break develops, markets, operates and finances
                      VOIs in premium resort properties in Florida and engages in other leisure-oriented business activities. The VOIs offered by Vacation Break consist of undivided fee interests, which provide owners with the exclusive right to use a vacation residence in perpetuity, typically for a one-week period each year. Vacation Break sells fully-furnished VOIs in its own resort properties in South and Central Florida. Vacation Break's principal executive offices are located at 6400 N. Andrews Avenue, Park Plaza, Suite 200, Ft. Lauderdale, Florida 33309, and its telephone number is (954) 351-8500.

THE SPECIAL MEETINGS

Date, Time and Place. The Fairfield Special Meeting will be held at The Capital
                      Hotel, 111 West Markham Street, Little Rock, Arkansas at
                      9:00 a.m. Central Time on       , 1997. The Vacation Break
                      Special Meeting will be held at the Sea Gardens Beach and Tennis Resort, 615 N. Ocean Blvd., Pompano Beach, Florida
                      at 10:00 a.m. Eastern Time on       , 1997.

Matters to be
Considered at the
Special Meetings..... At the Fairfield Special Meeting, holders of Fairfield
                      Common Stock are being asked to approve the Issuance of Fairfield Common Stock and to approve the Certificate Amendment. At the Vacation Break Special Meeting, holders of Vacation Break Common Stock are being asked to approve the Merger Agreement. See "The Special Meetings --Matters to be Considered at the Special Meetings," "The Merger" and "Other Terms of the Merger and the Merger Agreement."

Record Date.......... Only holders of record of Fairfield Common Stock and
                      Vacation Break Common Stock at the close of business on October 31, 1997 (the "Record Date") are entitled to receive notice of and to vote at the Fairfield Special Meeting or the Vacation Break Special Meeting, respectively. See "The Special Meetings --Record Date; Stock Entitled to Vote; Quorum."

Votes Required....... The approval of the Issuance of Fairfield Common Stock requires the affirmative vote of holders of record of a majority of the shares of Fairfield Common Stock cast on the proposal provided that the total vote cast on the proposal represents more than 50% of all shares of Fairfield Common Stock outstanding on the Record Date. The approval of the Certificate Amendment requires the affirmative vote of holders of record of a majority of the shares of Fairfield Common Stock outstanding on the Record Date. THE APPROVAL OF THE ISSUANCE OF FAIRFIELD COMMON STOCK IS CONDITIONED UPON THE APPROVAL OF THE CERTIFICATE AMENDMENT AND THE APPROVAL OF BOTH PROPOSALS IS A CONDITION TO THE CLOSING OF THE MERGER. See "The Special Meetings --Votes Required."

                      The approval of the Merger Agreement requires the affirmative vote of holders of record of a majority of the shares of Vacation Break Common Stock outstanding on the Record Date. See "The Special Meetings --Votes Required."

                      Holders of Fairfield Common Stock or Vacation Break Common Stock, as the case may be, as of the Record Date are entitled to one vote per share on each matter to be voted on at the applicable Special Meeting.

Security Ownership
of Management and
Others............... At the close of business on the Record Date, directors and executive officers of Fairfield and their affiliates
                      beneficially owned       shares of Fairfield Common Stock,
                      which represented approximately     % of the shares of
                      Fairfield Common Stock outstanding on that date, and were
                      entitled to vote       shares of Fairfield Common Stock,
                      which represented approximately     % of the shares of
                      Fairfield Common Stock outstanding on that date. Each such director and executive officer has indicated his or her present intention to vote, or cause to be voted, the Fairfield Common Stock owned by him or her for approval of the Issuance of Fairfield Common Stock and for approval of the Certificate Amendment.

                      The Principal Stockholders (Ralph P. Muller, R&A, and Kevin Sheehan) have entered into the Principal Stockholders Agreement with Fairfield and Merger Sub, whereby the Principal Stockholders have agreed to vote all of the shares of Vacation Break Common Stock beneficially owned by them for approval of the Merger Agreement. As of the Record Date, the Principal
                      Stockholders beneficially owned approximately     % of the
                      Vacation Break Common Stock outstanding on that date and
                      were entitled to vote    shares of Vacation Break Common
                      Stock, which represented approximately     % of the
                      shares of Vacation Break Common Stock outstanding on that date. Therefore, it is expected that the Merger Agreement will be approved irrespective of whether or the manner in which the other holders of Vacation Break Common Stock vote. Mr. Muller's and Mr. Sheehan's obligation to vote in favor of such matter is subject to their obligations to discharge faithfully their duties as directors or officers of Vacation Break; provided, however, they will be obligated to vote for approval of the Merger Agreement unless the Board of Directors of Vacation Break terminates the Merger Agreement. See "The Special Meetings--Votes Required."

THE MERGER

The Merger..........  At the effective time of the Merger (the "Effective
                      Time"), Merger Sub, which has recently been formed as a wholly-owned subsidiary of Fairfield for purposes of effecting the Merger, will merge with and into Vacation Break, with Vacation Break as the surviving corporation in the Merger. Thereafter, Vacation Break will be a wholly-owned subsidiary of Fairfield. A copy of the Merger Agreement is set forth as Appendix A to this Joint Proxy Statement/Prospectus.

                      The Merger will become effective at such time as the Articles of Merger have been duly accepted for filing by the Florida Department of State (or at such later time as Fairfield and Vacation Break may agree and specify in the Articles of Merger). The filing of the Articles of Merger will occur as soon as practicable but no later than the second business day after satisfaction or waiver of the conditions to the consummation of the Merger set forth in the Merger Agreement unless another date is agreed to in writing by Fairfield, Merger Sub and Vacation Break (the "Closing Date").

Conversion of Shares. At the Effective Time, each outstanding share of Vacation
                      Break Common Stock (other than shares owned by Fairfield, Vacation Break or any of their subsidiaries) will be converted into the right to receive .6075 of a fully paid and nonassessable share of Fairfield Common Stock, except that cash will be paid in lieu of fractional shares of Fairfield Common Stock. See "The Merger --Merger Consideration" and "Other Terms of the Merger and the Merger Agreement--Conversion of Shares; Procedures for Exchange of Certificates; Fractional Shares."

Recommendations of
the Boards of
Directors............ All of the members of the Board of Directors of Fairfield
                      (the "Fairfield Board") present at the meeting to consider the Merger Agreement unanimously approved the Issuance of Fairfield Common Stock and the Certificate Amendment and recommends that Fairfield stockholders vote "FOR" both the Issuance of Fairfield Common Stock and the Certificate Amendment. The Board of Directors of Vacation Break (the "Vacation Break Board") unanimously determined that the Merger and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of Vacation Break, has approved the Merger Agreement and recommends that Vacation Break stockholders vote "FOR" approval of the Merger Agreement. See "The Merger --Reasons for the Merger; Recommendations of the Boards of Directors."

Opinions of
Financial
Advisors............. On August 8, 1997, Stephens, Inc. ("Stephens") rendered its opinion to the Fairfield Board and subsequently confirmed its prior opinion by delivery of its written opinion dated the date of this Joint Proxy Statement/Prospectus (the "Stephens Opinion") that the Exchange Ratio was fair from a financial point of view to Fairfield and, accordingly, to the holders of Fairfield Common Stock. A copy of the Stephens Opinion, which sets forth the assumptions and qualifications made, matters considered and limitations on the review by Stephens in rendering its opinion, is attached as Appendix B to this Joint Proxy Statement/Prospectus, is incorporated herein by reference and should be read carefully in its entirety. Fairfield has agreed to pay fees to Stephens for its services in connection with the Merger, all of which (except for out-of-pocket expenses) are contingent upon consummation of the Merger. See "The Merger --Opinions of Financial Advisors."

                      On July 23, 1997, Montgomery Securities ("Montgomery") rendered its oral opinion to the Vacation Break Board (subsequently confirmed as of August 8, 1997) that the consideration to be received by the stockholders of Vacation Break pursuant to the merger is fair to such stockholders from a financial point of view, as of the date of such opinion (which opinion has been reissued as of the date of this Joint Proxy Statement/Prospectus). A copy of the full text of the written opinion of Montgomery, which sets forth a description of the assumptions and qualifications made, matters considered and limitations on the review undertaken by Montgomery, is attached as Appendix C to this Joint Proxy Statement/Prospectus, is incorporated herein by reference and should be read carefully in its entirety. Vacation Break has agreed to pay fees to Josephthal and Montgomery for their services in connection with the Merger, all of which (except for out-of-pocket expenses) are contingent upon consummation of the Merger. See "The Merger -- Opinions of Financial Advisors."

Certain Federal
Income Tax
Consequences......... The Merger is intended to be a tax-free reorganization as a result of which no gain or loss will be recognized by Vacation Break stockholders, except in respect of cash received by holders of Vacation Break Common Stock in lieu of fractional shares of Fairfield Common Stock. It is a condition to the consummation of the Merger that Fairfield and Vacation Break receive an opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., counsel to Vacation Break, to the effect that, among other things, the Merger will constitute a "reorganization" within the meaning of
                      Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). See "The Merger --Certain Federal Income Tax Consequences" and "Other Terms of the Merger and the Merger Agreement --Conditions to the Consummation of the Merger."

Anticipated
Accounting
Treatment............ The Merger is expected to be accounted for as a "pooling of interests" in accordance with generally accepted accounting principles. It is a condition to the consummation of the Merger that Fairfield and Vacation Break receive letters from their respective independent auditors, Ernst & Young LLP and Coopers & Lybrand L.L.P., to the effect that the Merger will qualify for pooling-of-interests accounting treatment. See "The Merger -- Anticipated Accounting Treatment."

Dividend Policy...... It is anticipated that Fairfield will continue its existing policy of not paying cash dividends on the Fairfield Common Stock. In addition, Fairfield's and certain of Vacation Break's credit facilities prohibit any payment of dividends.

Interests of Certain
Persons in the
Merger............... Certain directors and executive officers of Vacation Break have interests in the Merger that are different from, or in addition to, the interests of stockholders of Vacation Break generally. Such interests relate to or arise from, among other things, the terms of the Merger Agreement providing for the appointment of Ralph P. Muller, the Chairman of the Board and Chief Executive Officer of Vacation Break, to the Fairfield Board, the assumption of existing stock options and other rights granted to employees and directors of Vacation Break, including executive officers, the indemnification of existing directors and officers of Vacation Break, and the assumption of existing warrants granted to Josephthal and Cruttenden Roth Incorporated. Michael J. Kollender, a director of Vacation Break, is a Senior Vice President - Investment Banking of Josephthal, which has served as a financial advisor to Vacation Break and has received service fees therefrom. In addition, such interests relate to or arise from the terms of the Principal Stockholders Agreement providing for Fairfield to enter into a registration rights agreement for the registration under the Securities Act of the shares of Fairfield Common Stock to be received by the Principal Stockholders or their permitted transferees pursuant to the Merger, and for Fairfield and Vacation Break to seek to obtain the release by the applicable lender of certain guarantees by Mr. Muller (the only individual who granted such guarantees) of indebtedness of Vacation Break and to indemnify him for any loss under those guarantees. See "The Merger -- Interests of Certain Persons in the Merger," "--Certain Executive Compensation and Other Employee-Related Matters in Connection with the Merger" and "--Indemnification."

Conditions to the
Merger............... The obligations of Fairfield and Vacation Break to consummate the Merger are subject to various conditions, including obtaining the requisite Stockholder Approvals; obtaining requisite regulatory approvals from certain governmental authorities; the absence of legal restraints or prohibitions preventing the consummation of the Merger; the absence of certain litigation, investigations and proceedings; the absence of material adverse changes with respect to the other party; the effectiveness of the Registration Statement of which this Joint Proxy Statement/Prospectus is a part; approval for listing on the NYSE of the shares of Fairfield Common Stock to be issued pursuant to the Merger; the representations and warranties of the other party contained in the Merger Agreement being materially true; the performance by the other party in all material respects of all obligations contained in the Merger Agreement; the receipt of an opinion of counsel to Vacation Break in respect of certain federal income tax consequences of the Merger; and the receipt of independent auditors' letters to the effect that the Merger qualifies for pooling-of-interests accounting treatment. See "Other Terms of the Merger and the Merger Agreement --Conditions to the Consummation of the Merger."

Regulatory Approvals. Fairfield and Vacation Break are not aware of any regulatory requirements that must be complied with or approvals that must be obtained in connection with the consummation of the Merger.

Termination of the
Merger Agreement..... Subject to certain limitations, the Merger Agreement is subject to termination at the option of either Fairfield or Vacation Break if the Merger is not consummated on or before December 31, 1997, and prior to such time upon the occurrence of certain events. The Merger Agreement may also be terminated by the mutual written consent of Fairfield and Vacation Break. Under certain circumstances, Vacation Break may be required to pay to Fairfield a fee in the amount of $7.5 million (the "Termination Fee") upon the termination of the Merger Agreement. See "Other Terms of the Merger and the Merger Agreement --Termination" and "--Termination Fee."

Principal
Stockholders
Agreement............ Concurrently with the execution and delivery of the Merger
                      Agreement, Fairfield and Merger Sub entered into the Principal Stockholders Agreement with the Principal Stockholders pursuant to which, among other things, the Principal Stockholders have agreed, subject to certain limitations, (i) to vote all of the shares of Vacation Break Common Stock beneficially owned by them for approval of the Merger Agreement at the Vacation Break Stockholders Meeting and (ii) to indemnify Fairfield and its subsidiaries, including the Surviving Corporation, against 75% of any losses and liabilities, and 25% of certain legal expenses, in excess of the reserve for the Indemnified Matter (as defined below), if any, that is reflected in Vacation Break's consolidated financial statements at June 30, 1997, arising out of certain of the matters that are the subject of the pending legal proceedings initiated by a former vendor which are described in Note 6 to the financial statements of Vacation Break for the quarter ended June 30, 1997 set forth elsewhere herein (see "Index to Consolidated Financial Statements of Vacation Break"), and two additional pending legal proceedings (each, an "Indemnified Matter"). The Principal Stockholders' indemnity obligations are limited to $7.0 million and are the several obligations of Mr. Muller and R&A, as a group, and Mr. Sheehan to the extent of 80% and 20%, respectively, of any indemnifiable loss. See "Other Terms of the Merger and the Merger Agreement --Principal Stockholders Agreement."

Escrow Agreement..... As security for the indemnity provided by the Principal
                      Stockholders under the Principal Stockholders Agreement, the Principal Stockholders will place in escrow shares of Fairfield Common Stock the Principal Stockholders would otherwise receive in the Merger having an aggregate value of $7.0 million on the closing date of the Merger (the "Holdback Shares"). The Holdback Shares will be the sole source of payment of the Principal Stockholders' indemnity obligations. The escrow of the Holdback Shares will be established with a title company or financial institution reasonably acceptable to Fairfield (the "Escrow Agent"), pursuant to an escrow agreement (the "Escrow Agreement"). The procedure for the satisfaction of any claims for indemnification pursuant to the Principal Stockholders Agreement will be governed by the Principal Stockholders Agreement and the Escrow Agreement. See "Other Terms of the Merger and the Merger Agreement --Principal Stockholders Agreement" and "--Escrow Agreement."

Resale of
Fairfield Common
Stock................ The Fairfield Common Stock issued pursuant to the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Vacation Break stockholder who may be deemed to be an "affiliate" of Fairfield or Vacation Break for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling-of-interests accounting treatment.

                      Pursuant to the Merger Agreement, holders of 5% or more of Vacation Break Common Stock, their family members and affiliated persons of Vacation Break, in connection with the opinion of counsel to Vacation Break regarding the U.S. federal income tax consequences of the Merger (see "The Merger --Certain Federal Income Tax Consequences") will be required to agree not to sell, transfer or otherwise dispose of for a period of one year after the Effective Date, their proportionate share of the number of shares of Fairfield Common Stock to be issued in the Merger (exclusive of Holdback Shares) equal to (i) 50% of the total number of those shares reduced by (ii) all or part of those shares issued to the public stockholders of Vacation Break.

                      Pursuant to the Principal Stockholders Agreement, Fairfield and the Principal Stockholders have agreed to enter into a Registration Rights Agreement at the Effective Time. Under the Registration Rights Agreement, and subject to the conditions and limitations set forth therein, the Principal Stockholders or their permitted transferees will be entitled to require Fairfield, at any time after Fairfield has publicly announced or filed with the SEC the results of 30 days of combined operations of Fairfield and Vacation Break (a "Combined Operations Filing"), to effect the registration under the Securities Act of the shares of Fairfield Common Stock received by the Principal Stockholders pursuant to the Merger, in accordance with the provisions of the Securities Act for an offering to be made on a delayed or continuous basis and to use reasonable efforts to keep such registration continuously effective for up to three years. In addition, pursuant to the Registration Rights Agreement, and subject to the conditions and limitations set forth therein, the Principal Stockholders or their permitted transferees will also have certain "piggyback" registration rights to require Fairfield to include their shares in any registration of Fairfield Common Stock under the Securities Act which Fairfield intends to effect for its benefit. See "Other Terms of the Merger and the Merger Agreement --Resale of Fairfield Common Stock."

Appraisal and
Dissenters' Rights... Under the Florida Business Corporation Act ("FBCA"), the
                      holders of Vacation Break Common Stock are not entitled to appraisal rights in connection with the approval of the Merger Agreement and the transactions contemplated thereby. See "Other Terms of the Merger and the Merger Agreement--Stockholders' Rights of Appraisal." The transactions contemplated by the Merger Agreement, the Issuance of Fairfield Common Stock and the Certificate Amendment do not give rise to any appraisal or dissenters' rights to holders of Fairfield Common Stock.

    SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA OF FAIRFIELD
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth certain selected consolidated historical financial and certain other data of Fairfield. The balance sheet data of Fairfield as of December 31, 1995 and 1996 and operating data for each of the years ended December 31, 1994, 1995, and 1996 have been derived from the audited financial statements of Fairfield, which are incorporated by reference in this Joint Proxy Statement/Prospectus, and should be read in conjunction therewith (see "Incorporation of Certain Documents by Reference"). The balance sheet data of Fairfield as of December 31, 1992, 1993 and 1994 and the operating data for the six months ended December 31, 1992 and for the year ended December 31, 1993 have been derived from audited financial statements which are not included in this Joint Proxy Statement/Prospectus. The operating and balance sheet data of Fairfield as of and for the six months ended June 30, 1996 and 1997 have been derived from the unaudited financial statements of Fairfield and, in the opinion of Fairfield's management, reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the information set forth herein. The interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations. The selected consolidated historical financial data should be read in conjunction with "Item 7 --Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto, which are contained in Fairfield's annual report on Form 10-K for the year ended December 31, 1996 incorporated herein by reference.

                                 SIX MONTHS
                                   ENDED                          YEAR ENDED                           SIX MONTHS
                                DECEMBER 31,                      DECEMBER 31,                        ENDED JUNE 30,
                                ------------     ----------------------------------------------  ----------------------
                                   1992(a)          1993        1994        1995        1996        1996        1997
                                ------------     ----------  ----------  ----------  ----------  ----------  ----------
OPERATING DATA
Revenues:
  Vacation ownership, net........   $ 15,255      $ 33,472    $ 53,085    $ 85,460    $114,592    $ 51,112    $ 70,169
  Lots, net......................      1,704         7,399       7,981       7,817       8,735       4,267       4,637
  Resort management..............      5,043         9,779      10,206      13,178      14,644       6,956       8,075
  Interest.......................     14,670        24,089      20,366      19,111      19,994       9,523      10,958
  Other..........................      7,062        14,270      13,709      15,209      14,513       6,432       7,273
  Gain on sale of First
   Federal, net..................         --            --       5,200          --          --          --          --
  Savings and loan
   operations....................     10,099        18,762          --          --          --          --          --
                                    --------      --------    --------    --------    --------    --------    --------
                                      53,833       107,771     110,547     140,775     172,478      78,290     101,112
                                    --------      --------    --------    --------    --------    --------    --------
Expenses:
  Cost of sales:
    Vacation ownership...........      3,705         9,275      14,958      23,838      29,249      12,892      17,497
    Lots.........................        532         1,705       1,855       1,970       2,068         942       1,212
  Provision for loan losses......      1,253         3,252       4,430       6,505       5,390       2,731       3,150
  Selling........................      9,612        20,715      31,176      50,738      63,243      28,364      36,255
  Resort management..............      4,791         9,960       8,784      11,730      12,593       5,826       7,305
  General and
   administrative................      6,317         9,390      10,456      11,844      15,223       7,122       8,130
  Interest.......................      9,984        14,449      10,528       8,562       6,757       3,565       2,476
  Other..........................      5,727         9,353      13,213      12,550      13,461       5,595       6,297
  Savings and loan
   operations....................     10,005        19,345          --          --          --          --          --
                                    --------      --------    --------    --------    --------    --------    --------
                                      51,926        97,444      95,400     127,737     147,984      67,037      82,322
                                    --------      --------    --------    --------    --------    --------    --------
Earnings before provision
 for income taxes................      1,907        10,327      15,147      13,038      24,494      11,253      18,790
Provision for income taxes.......        658         3,157       2,878       5,009       9,631       4,421       7,488
                                    --------      --------    --------    --------    --------    --------    --------

Net earnings.....................   $  1,249      $  7,170    $ 12,269    $  8,029    $ 14,863    $  6,832    $ 11,302
                                    ========      ========    ========    ========    ========    ========    ========

Net earnings per share (b).......   $    .08      $    .45    $    .77    $    .51    $    .91    $    .42    $    .63
Weighted average shares
 outstanding (b)
 (in thousands)..................     15,961        15,817      15,864      15,880      16,367      16,105      17,928

                                 SIX MONTHS
                                   ENDED                          YEAR ENDED                           SIX MONTHS
                                DECEMBER 31,                      DECEMBER 31,                        ENDED JUNE 30,
                                ------------     ----------------------------------------------  ----------------------
                                   1992(a)          1993        1994        1995        1996        1996        1997
                                ------------     ----------  ----------  ----------  ----------  ----------  ----------

BALANCE SHEET DATA (AT
 PERIOD END)
Loans receivable, net...........    $381,844      $167,465    $139,810    $139,674    $152,069    $141,277    $170,161
Total assets....................     586,700       245,073     224,726     215,518     253,799     223,354     265,003
Total financing
 arrangements...................     180,812       112,581     111,943      86,982      58,110      79,556      61,124
Stockholders' equity............      36,962        47,148      66,935      81,227     134,299      91,607     147,459

OTHER DATA
Net cash provided by
(used in)
  Operating activities..........    $  6,842      $  9,500    $ 12,927    $  8,654    $ 36,716    $ 14,405    $ 22,411
  Investing activities..........      45,070        12,661      (5,253)      2,061     (21,562)     (6,267)    (31,702)
  Financing activities..........     (34,577)      (78,607)      1,492     (22,261)    (10,241)     (7,342)      5,373

__________________
(a) Effective June 30, 1992, Fairfield implemented "Fresh Start Reporting" in connection with the confirmation of its plan of reorganization.
(b) Reflects the three-for-two split in the form of a stock dividend effective on July 15, 1997.

       SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF VACATION BREAK
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth certain selected consolidated historical financial data of Vacation Break and its consolidated subsidiaries, and is based on the consolidated financial statements and selected financial data of Vacation Break, including the notes thereto, which are set forth elsewhere in this Joint Proxy Statement/Prospectus, and should be read in conjunction therewith (see "Index to Consolidated Financial Statements of Vacation Break"). Interim unaudited data for the six months ended June 30, 1996 and 1997 reflect, in the opinion of management of Vacation Break, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of such data. Results for the interim periods ended June 30, 1996 and 1997 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. The selected consolidated historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Vacation Break" and the financial statements and notes thereto for the year ended December 31, 1996, set forth elsewhere herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Vacation Break" and "Index to Consolidated Financial Statements of Vacation Break."

                                                           YEAR ENDED                            SIX MONTHS
                                                          DECEMBER 31,                          ENDED JUNE 30,
                                       ---------------------------------------------------  --------------------
                                         1992       1993      1994      1995       1996       1996       1997
                                       ---------  --------  --------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA
Revenues:
  Vacation ownership interests........ $     --   $ 20,583  $ 27,644   $ 40,291   $ 80,020   $ 48,826   $ 50,979
  Resort operations and other.........    1,671      4,203     7,602      9,086     12,343      7,547      5,892
  Interest earned on mortgages
    receivable........................       --        871     2,508      4,704      8,657      3,733      5,884
  Commissions earned on marketing
    agreements........................   14,385     12,629     8,839      4,502      1,721      1,069         --
                                        -------    -------   -------   --------   --------   --------   --------

Total Revenues........................   16,056     38,286    46,593     58,583    102,741     61,175     62,755

Cost of units sold - VOIs.............       --      5,729     6,076      9,500     22,136     13,871     14,623
Sales and marketing costs - VOIs......       --      5,070     5,413     12,446     34,683     18,749     20,718
Total costs and operating expenses....   15,322     28,073    35,056     49,538     90,909     50,775     53,602

Operating Income......................      734     10,213    11,537      9,045     11,832     10,400      9,153

Net income............................      666     10,423    12,283      6,053      7,240      6,427      5,094
Pro forma net income (a)..............      199      5,676     7,765      5,845
Pro forma net income per share (a).... $   0.03   $   0.87  $   1.19   $   0.90
Net income per share (b)..............                                            $   0.82   $   0.73   $   0.57
Pro forma weighted average number
 of common shares outstanding (in
 thousands)...........................    6,500      6,500     6,500      6,525
Weighted average number of
 common shares outstanding (in
 thousands)...........................                                               8,843      8,756      8,885

BALANCE SHEET DATA (AT PERIOD END):
Total assets.......................... $ 21,173   $ 32,146  $ 55,886   $107,092   $138,480   $130,247   $158,030
Total liabilities..................... $ 25,301   $ 31,097  $ 44,231   $ 87,833   $110,653   $103,379   $124,983
Stockholders' equity (deficit)........ $ (4,128)  $  1,049  $ 11,655   $ 19,259   $ 27,827   $ 26,868   $ 33,047

__________________

(a) Effective November 1, 1995, Vacation Break terminated all S Corporation elections. The effect of these conversions to C Corporations was the recognition of a deferred tax provision of $3,090,000 in the quarter ended December 31, 1995 in the historical financial statements. Pro forma net income reflects the effect on historical statement of operations data, assuming the companies had been treated as C Corporations rather than as S Corporations for income tax purposes, and assuming that combined federal and state effective income tax rates aggregate 37.7% for 1992 and 38.6% for 1993, 1994 and 1995.
(b) The dilutive effect of common stock equivalents for the computation of earnings per share is less than 3% for the six months ended June 30, 1996. For the six months ended June 30, 1997, the use of common stock equivalents was anti-dilutive. For the year ended December 31, 1996 the fully diluted net income per share was $0.80.

                          FAIRFIELD COMMUNITIES, INC.
             UNAUDITED PRO FORMA COMBINED SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth certain unaudited pro forma combined selected financial data for Fairfield, after giving effect to the Merger, which is expected to be accounted for as a pooling of interests. For a description of pooling-of-interests accounting with respect to the Merger and certain other accounting matters, see "The Merger --Anticipated Accounting Treatment." The unaudited pro forma combined selected financial data set forth below has been prepared from, should be read in conjunction with, and is qualified in its entirety by reference to, historical consolidated financial statements and notes thereto of Fairfield and Vacation Break appearing elsewhere in this Joint Proxy Statement/Prospectus or which is incorporated by reference in this Joint Proxy Statement/Prospectus (see "Incorporation of Certain Documents by Reference"). Certain reclassifications have been made to the unaudited historical financial statements to conform to the presentations expected to be used by the merged companies. The unaudited pro forma combined selected financial data gives effect to the Merger as if it had been consummated, with respect to statement of earnings data, at the beginning of periods presented, or, with respect to balance sheet data, as of the dates presented. As a result of the Merger, the merged companies will incur certain transition costs, currently estimated at $11.0 million ($8.4 million, net of tax), in connection with consummating the transaction and integrating the operations of Fairfield and Vacation Break; however, because these charges are nonrecurring, they have not been reflected in the pro forma condensed combined statements of earnings. The unaudited pro forma combined selected financial data does not give effect to the anticipated cost savings expected to result from the merger. The unaudited pro forma combined selected financial data has been included for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have occurred had the Merger been consummated at the dates indicated, nor is it necessarily indicative of future results of operations or financial position of the merged companies.

                                                           YEAR ENDED                 SIX MONTHS
                                                          DECEMBER 31,               ENDED JUNE 30,
                                              -------------------------------------  --------------
                                                 1994         1995         1996          1997
                                              -----------  -----------  -----------  --------------
OPERATING DATA
Revenues:
  Vacation ownership, net.................... $    80,729  $   125,751  $   194,612  $   121,148
  Resort management..........................      17,808       22,264       26,987       13,967
  Interest...................................      22,874       23,815       28,651       16,842
  Other......................................      30,679       27,691       25,132       11,990
  Gain on sale of First Federal, net.........       5,200           --           --           --
                                              -----------  -----------  -----------  -----------
                                                  157,290      199,521      275,382      163,947
                                              -----------  -----------  -----------  -----------
EXPENSES
  Vacation ownership.........................      21,034       33,338       51,385       32,120
  Provision for loan losses..................       5,109        8,030        7,827        4,958
  Selling....................................      36,267       64,528      100,679       57,373
  Resort management..........................      16,639       21,375       25,418       12,782
  General and administrative.................      20,029       21,610       25,466       15,681
  Interest, net..............................      11,687       10,521       10,754        5,038
  Other......................................      19,691       17,911       18,410        9,155
                                              -----------  -----------  -----------  -----------
                                                  130,456      177,313      239,939      137,107
                                              -----------  -----------  -----------  -----------
Earnings before provision for income taxes...      26,834       22,208       35,443       26,840
Provision for income taxes (a)...............       6,800        8,334       13,340       10,444
                                              -----------  -----------  -----------  -----------
Net earnings................................. $    20,034  $    13,874  $    22,103  $    16,396
                                              ===========  ===========  ===========  ===========
NET EARNINGS PER SHARE....................... $      1.01  $      0.70  $      1.02  $      0.70
                                              ===========  ===========  ===========  ===========
WEIGHTED AVERAGE SHARES OUTSTANDING..........  19,812,522   19,843,285   21,739,667   23,325,844
                                              ===========  ===========  ===========  ===========
BALANCE SHEET DATA (AT PERIOD END)
Loans receivable, net........................ $   162,114  $   185,098  $   225,098  $   260,263
Total assets.................................     280,612      320,112      386,071      416,496
Total financing arrangements.................     130,720      117,763      113,295      126,594
Stockholders' equity.........................      74,072      100,486      162,126      172,132

__________________

(a) Effective November 1, 1995, Vacation Break terminated all S Corporation elections. The provision for income taxes reflects the effect on the historical statement of earnings, assuming the companies had been treated as C Corporations rather than as S Corporations for income tax purposes, and assuming that combined federal and state effective income tax rates aggregate 38.6% for 1994 and 1995.

                           COMPARATIVE STOCK PRICES

  Fairfield Common Stock has been listed on the NYSE since December 20, 1995, and before that date was listed on the Nasdaq. Vacation Break Common Stock has been listed on the Nasdaq since December 21, 1995. The following table sets forth the high and low sale prices per share of Fairfield Common Stock as reported on the NYSE Composite Transaction Tape and Nasdaq and of Vacation Break Common Stock as reported on the Nasdaq for the periods indicated.

                                                        FAIRFIELD               VACATION BREAK
                                                      COMMON STOCK (a)           COMMON STOCK
                                                  ------------------------   ----------------------
CALENDAR QUARTER                                    HIGH            LOW        HIGH          LOW
                                                  --------       ---------   --------      --------

1995
     First Quarter.............................   $ 4 1/16       $  3        $    --       $    --
     Second Quarter............................     4               3 1/2         --            --
     Third Quarter.............................     5 1/2           3 11/16       --            --
     Fourth Quarter............................     5 1/2           3 15/16    5 3/8 (b)     5 (b)

1996
     First Quarter.............................     6 3/16          4 5/16     8 7/8         5 1/4
     Second Quarter............................    10 3/16          5 3/4     13 1/4         6 1/2
     Third Quarter.............................    14 7/16          8 13/16   13 1/2         9 1/4
     Fourth Quarter............................    17 3/16         12 1/4     20             6

1997
     First Quarter.............................    20 9/16         15 13/16   22             8 1/8
     Second Quarter............................    23 1/4          15 1/4     10 1/4         4 3/4
     Third Quarter.............................    40 7/8          24 5/8     24 1/16        8 3/4
     Fourth Quarter (through     , 1997).......

____________________

(a) Adjusted to reflect the three-for-two stock split in the form of a stock dividend effective on July 15, 1997.

(b) Price for the period of December 21, 1995, the date on which Vacation Break Common Stock was first listed on the Nasdaq, through December 31, 1995.


     On August 8, 1997, the last trading day prior to the public announcement of the Merger Agreement, the closing sale price of Fairfield Common Stock, as reported on the NYSE Composite Transaction Tape, was $32 5/8 per share and the closing sale price of Vacation Break Common Stock, as reported on the Nasdaq, was $14 per share. The pro forma equivalent per share value of the Vacation Break Common Stock on August 8, 1997, was $19.82 per share. The pro forma equivalent per share value of Vacation Break Common Stock on any date equals the closing sale price of Fairfield Common Stock on such date, as reported on the NYSE Composite Transaction Tape, multiplied by the Exchange Ratio.

     On           , 1997, the last trading day prior to the date of this Joint
Proxy Statement/Prospectus, the closing sale price of Fairfield Common Stock, as
reported on the NYSE Composite Transaction Tape, was $        per share and
the closing sale price of Vacation Break Common Stock, as reported on the
Nasdaq, was $        per share ($       on a pro forma equivalent per share
basis).

     Stockholders are urged to obtain current quotations for the market prices of Fairfield Common Stock and Vacation Break Common Stock. No assurance can be given as to the market price of Fairfield Common Stock or Vacation Break Common Stock at the Effective Time.

                          COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)

     The following table presents, at the dates and for the periods indicated, on an unaudited basis, certain comparative financial information relating to (i) historical per share data for Fairfield and Vacation Break, (ii) pro forma combined per share data giving effect to the Merger and (iii) pro forma equivalent per share data for Vacation Break Common Stock. No cash dividends on Fairfield Common Stock or Vacation Break Common Stock have been paid by Fairfield or Vacation Break, respectively, during the respective periods. The information presented in this table should be read in conjunction with the historical consolidated financial statements and notes thereto of Fairfield and Vacation Break, and is not necessarily indicative of future combined earnings or financial position or of combined earnings or financial position that would have been reported had the Merger been completed at the beginning of the respective periods or as of the dates for which such unaudited pro forma information is presented.



                                                     FOR THE YEARS ENDED DECEMBER 31,         SIX MONTHS
                                               --------------------------------------------      ENDED
                                                  1994             1995            1996      JUNE 30, 1997
                                               -----------      -----------     -----------  -------------
FAIRFIELD-HISTORICAL (a)
Weighted average shares outstanding..........   15,863,772       15,879,555      16,367,394   17,927,964
Net earnings per share.......................  $      0.77      $      0.51     $      0.91  $      0.63
Book value per share.........................                                   $      7.97  $      8.69

VACATION BREAK-HISTORICAL (b)
Weighted average shares outstanding..........    6,500,000        6,524,658       8,843,247    8,885,399
Net earnings per share.......................  $      1.19      $      0.90     $      0.82  $      0.57
Book value per share.........................                                   $      3.24  $      3.84

PRO FORMA COMBINED
Weighted average shares outstanding (c)......   19,812,522       19,843,285      21,739,667   23,325,844
Net earnings per share.......................  $      1.01      $      0.70     $      1.02  $      0.70
Book value per share.........................                                   $      7.34  $      7.75

VACATION BREAK PRO FORMA PER
 SHARE EQUIVALENTS
Weighted average shares outstanding..........    6,500,000        6,524,658       8,843,247    8,885,399
Net earnings per share (d)...................  $      0.61      $      0.43     $      0.62  $      0.43
Book value per share (d).....................                                   $      4.46  $      4.71

____________________

(a) Reflects the three-for-two stock split in the form of a stock dividend effective on July 15, 1997.

(b) Historical information for Vacation Break prior to 1996 is presented on a pro forma basis reflecting a 65,000-to-1 stock split effective December 1995 and assuming that certain companies of Vacation Break had been treated as C Corporations rather than as S Corporations for income tax purposes, and assuming that combined federal and state effective income tax rates aggregate 38.6% for 1994 and 1995.

(c) Includes the shares of Fairfield Common Stock to be issued in connection with the Merger, which calculation is based on an exchange rate of .6075 shares of Fairfield Common Stock for each weighted average share of Vacation Break Common Stock outstanding.

(d) Pro forma per share equivalent data of Vacation Break was computed by multiplying the pro forma combined per share data by the exchange rate of .6075.

                                 RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY BY THE HOLDERS OF FAIRFIELD COMMON STOCK AND THE HOLDERS OF VACATION BREAK COMMON STOCK IN CONNECTION WITH THE MATTERS TO BE VOTED UPON AT THE SPECIAL MEETINGS. EACH OF THE FOLLOWING FACTORS MAY HAVE A MATERIAL ADVERSE EFFECT ON FAIRFIELD'S OPERATIONS, FINANCIAL RESULTS, FINANCIAL CONDITION, LIQUIDITY, MARKET VALUATION OR MARKET LIQUIDITY IN FUTURE PERIODS.

RISKS RELATED TO THE MERGER

     UNCERTAINTY AS TO FUTURE FINANCIAL RESULTS. Fairfield believes that the Merger with Vacation Break will offer opportunities for long-term efficiencies in operations that should positively affect future results of the combined operations of Fairfield and Vacation Break. However, the Merger may adversely affect Fairfield's financial performance in 1997 and future years until such time as Fairfield is able to realize the positive effect of opportunities for long-term efficiencies in operations. In addition, the combined companies will be more complex and diverse than Fairfield individually, and the combination and continued operation of their distinct business operations will present difficult challenges for Fairfield's management due to the increased time and resources required in the management effort. While management and the Fairfield Board believe that the combination can be effected in a manner which will realize the value of the companies, there can be no assurances as to the effect of the Merger.

     Following the Merger, in order to maintain and increase profitability, the combined companies will need to successfully integrate and streamline overlapping functions. Fairfield and Vacation Break have different systems and procedures in many operational areas which must be rationalized and integrated. There can be no assurance that integration will be successfully accomplished. The difficulties of such integration may be increased by the necessity of coordinating geographically separate organizations. The integration of certain operations following the Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined companies. Failure to effectively accomplish the integration of the companies' operations could have an adverse effect on Fairfield's results of operations and financial condition.

     EXCHANGE RATIO. The Exchange Ratio was determined through arm's-length negotiations between Fairfield and Vacation Break based, in part, upon the relative market prices of the Fairfield Common Stock and the Vacation Break Common Stock at the time it was agreed upon. The Exchange Ratio will not be adjusted for any fluctuations in the market prices of the Fairfield Common Stock or the Vacation Break Common Stock that may occur before or after the Effective Time. Although Vacation Break has the right to terminate the Merger Agreement on the date that is 2 business days prior to the Closing Date if the closing price on such date for a share of Fairfield Common Stock as reported on the NYSE Composite Transaction Tape is less than $19 3/4, this right is subject to the limitation that if on that date the Standard and Poor's Composite Index of 500 Stocks has decreased since the date of the Merger Agreement, the percentage decrease in the price of Fairfield Common Stock since the date of the Merger Agreement must be 20% greater than the percentage decrease of such index. See "Other Terms of the Merger and the Merger Agreement --Termination."
Accordingly, the market price of shares of Fairfield Common Stock received pursuant to the Merger could be significantly less than the market price of Fairfield Common Stock at the time the Exchange Ratio was established.

     MERGER AND RELATED EXPENSES. Transaction costs relating to the negotiation of, preparation for, and consummation of the Merger and the anticipated combination of certain operations of Fairfield and Vacation Break will result in a one-time charge to Fairfield's earnings of approximately $11.0 million in the quarter in which the Merger is consummated (expected to be the fourth quarter of 1997). This charge is expected to include the fees and expenses payable to financial advisors, legal fees and other transaction expenses related to the Merger. In addition, there can be no assurance that Fairfield will not incur additional charges in subsequent quarters to reflect costs associated with the Merger and the integration of Fairfield's and Vacation Break's operations.

     SHARES ELIGIBLE FOR PUBLIC SALE. Sales of substantial amounts of Fairfield Common Stock in the public market after the consummation of the Merger could adversely affect prevailing market prices. The shares of Fairfield Common Stock to be issued in the Merger to the Principal Stockholders, pursuant to the Principal Stockholders Agreement, and other affiliates of Vacation Break will be eligible for sale upon the close of business on the date on which results covering at least 30 days of combined operations of Fairfield and Vacation Break have been published in a public filing or announcement subject to certain limitations under the Securities Act and certain tax representations applicable to affiliates of Vacation

Break. The remainder of the shares of Fairfield Common Stock to be issued in the Merger will be eligible for immediate sale in the public market.

     ACCOUNTING TREATMENT. The Merger is expected to be accounted for by the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets and liabilities of Fairfield and Vacation Break will be carried forward to Fairfield at their historical recorded amounts after addressing any conformity issues; net income of Fairfield after the Merger will include the net income of Fairfield and Vacation Break for the entire fiscal year in which the Merger occurs, and the historical reported net income of Fairfield and Vacation Break for prior periods will be combined and restated as net income of Fairfield after addressing any conformity issues. It is a condition to the obligations of each of Fairfield and Vacation Break to effect the Merger that they receive letters from each of their independent auditors to the effect that the Merger will qualify for pooling-of-interests accounting treatment. No assurance can be given, however, that Fairfield will waive the foregoing condition and effect the Merger if pooling-of-interests accounting is not available. If pooling-of-interests accounting treatment is not available, the purchase method of accounting would be applicable. Under the purchase method, the book value of Vacation Break's assets and liabilities would be adjusted to their fair values, which could result in future higher costs of sales, thereby adversely affecting Fairfield's earnings. Additionally, the excess of the purchase price over the fair value of Vacation Break's assets would be capitalized and expensed, which would also materially and adversely affect Fairfield's earnings.

TIMESHARE INDUSTRY OPERATING RISKS

     Fairfield's and Vacation Break's business is subject to all of the operating risks inherent in the timeshare industry. These risks include an oversupply of timeshare units, a reduction in demand for timeshare units, changes in travel and vacation patterns, changes in governmental regulations of the timeshare industry and increases in construction costs or taxes, as well as negative publicity concerning the industry. The timeshare industry is highly fragmented, containing a large number of developers. In the past the timeshare industry as a whole has experienced a negative image as a result of various developers employing high pressure sales and marketing tactics, constructing low quality units and engaging in other potentially misleading practices. Consequently, negative publicity with respect to any one or more developers in the timeshare industry could have a disproportionate effect on all of the developers in the industry.

RISKS ASSOCIATED WITH ACQUISITIONS AND NEW DEVELOPMENT

     A principal component of Fairfield's strategy is to acquire and develop new destination resorts. Fairfield's future growth and financial success will depend upon a number of factors, including its ability to identify attractive resort acquisition and development opportunities, consummate the acquisition or development of such resorts on favorable terms, profitably sell VOIs at such resorts, and successfully integrate the newly acquired or developed resorts into Fairfield's sales and marketing programs. Fairfield's ability to execute its growth strategy depends to a significant degree on the existence of attractive resort acquisition and development opportunities and its ability to obtain additional debt and equity capital and to fund such acquisitions and development. There can be no assurance that Fairfield will be successful with respect to such factors.

REGULATION OF MARKETING AND SALES OF VOIS

     The marketing and sales of VOIs and other operations are subject to extensive regulation by the federal government and by the states in which Fairfield's and Vacation Break's resorts are located and in which the VOIs are marketed and sold. The federal government and many states have adopted specific laws and regulations regarding the sale of timeshares, telemarketing and certain of Fairfield's and Vacation Break's other activities. Fairfield and Vacation Break believe that they are in substantial compliance with all laws and regulations to which they are currently subject. However, there is no clear guidance regarding the scope and interpretation of the registration requirements of various state laws regulating certain types of timeshare marketing and sales programs. As part of managing its compliance program, and in anticipation of the Merger, Vacation Break has begun to register its resorts for VOI sales in additional jurisdictions, consistent with Fairfield's practices. There can be no assurance that the costs of compliance in the applicable states will not be substantial.

     In addition, no assurance can be given that the cost of complying with laws and regulations in all jurisdictions in which Fairfield and Vacation Break desire to conduct sales would not be significant, would not impair the cost-effectiveness of its marketing programs, or that Fairfield and Vacation Break are in fact in compliance with all applicable laws and regulations. If Fairfield and Vacation Break are not in substantial compliance with applicable laws and regulations, among other consequences, they could be subject to regulatory actions and purchasers of VOIs could have certain rescission rights. In addition, there can be no assurance that laws and regulations (including existing interpretations thereof) applicable to Fairfield and Vacation Break in any specific jurisdiction will not be revised or that other laws or regulations will not be adopted which could increase Fairfield's and Vacation Break's cost of compliance or prevent Fairfield or Vacation Break from selling VOIs or conducting other operations in such jurisdiction. In particular, Fairfield has become more reliant on the use of telemarketing based marketing programs and substantially all of Vacation Break's marketing programs are dependent on telemarketing. Regulation of and laws governing the use of telemarketing has grown in the recent past and additional laws and regulations governing these activities may be adopted in the future. Any failure to comply with any applicable law or regulation, or any increases in the costs of compliance could have a material adverse effect on Fairfield or Vacation Break.

PENDING STATE ENFORCEMENT PROCEEDINGS

     The Attorneys General of two states (Michigan and Vermont) have pending litigation and other actions against Vacation Break relating to its marketing of vacation packages alleging that Vacation Break violated the consumer protection or telemarketing laws of such states. Vacation Break is actively attempting to settle these proceedings with each of the states, and is engaged in settlement discussions with each of them. As of September 30, 1997, Vacation Break settled proceedings with the counties of Napa and Ventura, California and the States of California, Maryland, New York, Connecticut, Massachusetts, Texas, North Carolina, West Virginia, New Mexico, Wisconsin, Minnesota, Illinois and Washington primarily relating to the same marketing practice as the pending proceedings. In connection with such settlements (excluding the counties of Napa and Ventura, California and the States of California and Maryland), Vacation Break has agreed to provide a fund of up to $225,000 to satisfy claims from eligible consumers who submit a written request for a refund within a 60 day period of time. The marketing practice in question involves a prior direct mail campaign and telemarketing. The issues raised concern whether the solicitations of a vacation package properly disclosed that the offers required the vacation package to be purchased, or whether, if applicable, a tour of a timeshare resort was required in connection with the purchase of the vacation package. In addition, Vacation Break also agreed to pay the states an aggregate of $332,500 in reimbursement of their investigative costs and related fees. Fairfield has the right to terminate the Merger Agreement if before the Closing Date all of the pending proceedings, other than the Vermont proceedings, have not been dismissed or settled on substantially the same terms as, or terms no less favorable than, the terms previously approved by Fairfield. See "Other Terms of the Merger and the Merger Agreement --Termination." Vacation Break does not anticipate that the legal and settlement costs it expects to incur will have a material impact on Vacation Break's results of operations, liquidity or financial condition. However, there can be no assurance that settlement of the pending proceedings can be reached on terms acceptable to Vacation Break, or at all, or that additional states will not commence similar proceedings. Accordingly, future legal and settlement costs incurred, or fines assessed if settlement cannot be reached, could be substantially greater than expected.

PENDING LITIGATION

     Fairfield has certain lawsuits pending against it, as described in Note 9 of the Notes to Consolidated Financial Statements in Fairfield's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, incorporated by reference herein. Vacation Break has a lawsuit pending against it as described in Note 24 of the Notes to Fiscal Year End Consolidated Financial Statements and
Note 6 of the Notes to Interim Period Consolidated Condensed Financial Statements of Vacation Break included elsewhere herein. There can be no assurance that those lawsuits or any other litigation pending against Fairfield or Vacation Break previously disclosed will not be decided adversely and, if decided adversely, will not have a material adverse effect on the financial condition, liquidity or results of operations of Fairfield or Vacation Break, respectively, or the combined companies after the consummation of the Merger.

RISKS ASSOCIATED WITH FINANCING; HEDGING ACTIVITIES

     Fairfield and Vacation Break offer financing to buyers of VOIs at their respective resorts, which bears interest at fixed rates and is collateralized by a first mortgage on, or retention of title under an installment sales contract for, the underlying VOI. Fairfield and its wholly owned finance subsidiary, Fairfield Acceptance Corporation ("FAC"), have revolving credit facilities to finance Fairfield's contracts receivable. Vacation Break has entered into agreements with three lenders to finance its contracts receivable. Fairfield's and Vacation Break's current credit facilities which finance contracts receivable are, and are expected to continue to be, at variable interest rates. Fairfield and Vacation Break presently believe they have adequate borrowing availability under their respective credit facilities. However, any significant increase in interest rates on Fairfield's or Vacation Break's loans or in prepayment rates on their contracts receivable could have an adverse effect on the profitability of Fairfield's or Vacation Break's portfolio of contracts receivable or the future availability of borrowings under their credit facilities or their ability to obtain future financing. Fairfield attempts to retain borrowing availability under its revolving credit facility by periodically selling contracts receivable to FAC and uses the proceeds from these sales to reduce the outstanding balance under its revolving credit facility. FAC and its subsidiaries periodically securitize such receivables through financings with third parties. The proceeds from the securitization transactions are then used to reduce the balances of FAC's revolving credit facility. However, there can be no assurance that Fairfield and FAC will be able to successfully continue such securitizations, and any failure to continue such securitizations could result in Fairfield and FAC having insufficient borrowing availability under their credit facilities to maintain their operations at current levels. In connection with certain of FAC's securitization transactions issued with variable interest rates, FAC has sought to limit its exposure to possible future increases in interest rates by purchasing interest rate caps. No assurance can be given that FAC will be able to obtain interest rate caps or other hedging instruments in connection with future securitization transactions or that the cost associated with interest rate caps or other hedging instruments will not increase FAC's operating costs.

IMPACT OF ECONOMIC CYCLES

     Any substantial downturn in economic conditions or any significant price increases related to the travel and tourism industry could significantly depress discretionary consumer spending and have a material adverse effect on Fairfield's and Vacation Break's business. Any such economic conditions, including inflation, may also affect the future availability of attractive financing rates for Fairfield, Vacation Break or their customers and may materially adversely affect Fairfield's and Vacation Break's business.
Inflation may also affect Fairfield's and Vacation Break's income derived from sales of vacation packages to the extent that Fairfield's and Vacation Break's costs of providing vacation packages increases from the time that the vacation package is sold until the time that the vacation is taken. Furthermore, adverse changes in general economic conditions may adversely affect the collectability of Fairfield's and Vacation Break's loans to VOI purchasers.

RISKS ASSOCIATED WITH CUSTOMER DEFAULT

     Fairfield and Vacation Break bear the risk of defaults by purchasers of VOIs. Because VOIs are vacation homes and not primary residences, purchasers of VOIs who finance a portion of the purchase price present a greater risk of default than typical borrowers under home mortgages. Private mortgage insurance or its equivalent is not readily available to cover VOIs. If a purchaser of a VOI defaults on the loan made by Fairfield or Vacation Break to finance the purchase of such interest during the early part of the repayment schedule, the associated marketing costs other than certain sales commissions are not recoverable and they must be incurred again after the VOI has been returned to Fairfield's or Vacation Break's inventory for resale. Commissions paid in connection with the sale of VOIs may be recoverable from sales personnel upon default in accordance with contractual arrangements with Fairfield or Vacation Break, depending upon the amount of time that has elapsed between the sale and the default and the number of payments made prior to such default. Although Fairfield and Vacation Break in many cases may have recourse against sales agents for commissions paid, no assurance can be given that any commissions will be fully recovered in the event of purchaser defaults.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local laws, ordinances and regulations, the current or previous owner, manager or operator of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner, manager or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Fairfield and Vacation Break believe that they are in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances, but no assurance can be given that hazardous or toxic substances will not be found on their properties or properties that they previously owned or may acquire.

COMPLIANCE WITH LAWS GOVERNING ACCESS

     A number of state and federal laws, including the Fair Housing Act and the Americans with Disabilities Act, impose requirements related to access and use by disabled persons of a variety of public accommodations and facilities. Although Fairfield and Vacation Break believe that their resorts are substantially in compliance with these laws, Fairfield and Vacation

Break may incur additional costs of complying with such laws. The ultimate amount of the cost of compliance with such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on Fairfield and Vacation Break, such costs could be substantial.

UNINSURED LOSS; NATURAL DISASTERS

     There are certain types of losses (such as losses arising from acts of war) that are not generally insured because they are either uninsurable or not economically insurable and for which Fairfield and Vacation Break do not have insurance coverage. Should an uninsured loss or a loss in excess of insured limits occur, Fairfield and Vacation Break could lose their capital invested in a resort, as well as the anticipated future revenues from such resort, and would continue to be obligated on any mortgage indebtedness or other obligations related to the resort. Moreover, if the property owners association fails to adequately insure the units, any uninsured or underinsured casualty may affect the collectability of the contracts receivable related to those units. In addition, Fairfield's and Vacation Break's resorts could suffer significant damage as a result of hurricanes, earthquakes, floods and other natural disasters. Any such damage, as well as adverse weather conditions generally, could reduce Fairfield's and Vacation Break's ability to sell VOIs at their resorts.

COMPETITION

     As Fairfield develops destination resorts, Fairfield may experience significant competition for qualified personnel, favorable sites and customers at those resorts from other entities engaged in the business of resort development, sales and operation, including VOI ownership, condominiums, hotels and motels. Many well-known lodging, hospitality and entertainment companies have begun to develop and sell VOIs in resort properties. While many of those companies have targeted a more narrow market segment than Fairfield's historical market segment, there can be no assurance that Fairfield and those companies will not compete more broadly at destination locations. In such event, Fairfield will be required to compete with companies that may have significantly greater resources.

     All of the resort properties developed or under development by Vacation Break or in which Vacation Break sells VOIs are located in south and central Florida, and it is anticipated that Vacation Break's activities will continue to be concentrated in Florida following the Merger. There are many hotels and other vacation resorts in Florida which provide competitive alternatives to the purchase of a VOI in one of Vacation Break's resort properties.

CONCENTRATION IN FLORIDA MARKET

     Fairfield currently has one resort property under development in Florida, and, as noted under "--Competition" above, all of Vacation Break's resort properties are located in Florida. Accordingly, following the Merger, based on 1996 operations, approximately 50% of the combined businesses of Fairfield and Vacation Break will be concentrated in the Florida market. The Companies believe that certain fundamental aspects of Florida as a location for resort properties (including climate, quality of life, and opportunities for sports and leisure activities) have contributed and, following the Merger, will continue to contribute to the Companies' abilities to sell VOIs. The Florida market is one of the largest markets for VOI sales in the United States. However, Florida is also one of the most competitive markets for VOI sales. In addition, historically, natural disasters and media coverage of crimes committed in Florida have had significant adverse effects on tourism in Florida.
Accordingly, there can be no assurance that the Florida market will continue to be favorable for VOI sales or that the businesses of the Companies will not be adversely affected by their concentration in the Florida market.

APPLICABILITY OF FEDERAL SECURITIES LAWS TO THE SALE OF VOIS

     It is possible that the VOIs sold by Fairfield or Vacation Break may be deemed to be securities as defined in Section 2(1) of the Securities Act. If the VOIs were determined to be securities for that purpose, their sale would require registration under the Securities Act of 1933, as amended (the "Securities Act"). Neither Fairfield nor Vacation Break has registered the sale of VOIs under the Securities Act and neither of them intends to do so in the future. If the sale of VOIs were found to have violated the registration provisions of the Securities Act, purchasers of VOIs would have the right to rescind their purchases of those VOIs. If a substantial number of purchasers sought rescission and were successful, Fairfield's or Vacation Break's, as the case may be, business, results of operations and financial condition could be materially adversely affected.

ANTI-TAKEOVER MATTERS

     Fairfield is subject to various factors that could have the effect of making it more difficult for a party to acquire control of Fairfield, which could adversely affect the market price of the Fairfield Common Stock. Fairfield's Certificate of Incorporation grants the Fairfield Board the authority to issue up to 5,000,000 shares of preferred stock, par value $.01 per share ("Fairfield Preferred Stock"), having such rights, preferences and privileges as designated by the Fairfield Board without stockholder approval. The rights of the holders of the Fairfield Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Fairfield Preferred Stock that may be issued in the future. In addition, Fairfield has adopted a Rights Agreement which provides for the issuance of a 2/3 right (a "Right") for each outstanding share of Fairfield Common Stock. The Rights entitle the holder to purchase, under certain circumstances, one one-hundredth of a share of Fairfield's Series A Junior Participating Preferred Stock at $25.00 per share. The Rights may have the effect of discouraging an unsolicited takeover proposal. Section 203 of the DGCL is also applicable to Fairfield and contains provisions that restrict certain business combinations with interested stockholders. Section 203 may have the effect of inhibiting a non-negotiated merger or other business combination involving Fairfield.


                              THE SPECIAL MEETINGS

DATE, TIME AND PLACE

     FAIRFIELD. The Fairfield Special Meeting will be held at The Capital Hotel, 111 West Markham Street, Little Rock, Arkansas at 9:00 a.m. Central Time
on            , 1997.

     VACATION BREAK. The Vacation Break Special Meeting will be held at the Sea Gardens Beach & Tennis Resort, 615 N. Ocean Blvd., Pompano Beach, Florida at
10:00 a.m. Eastern Time on            , 1997.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETINGS

     FAIRFIELD. At the Fairfield Special Meeting, holders of record of Fairfield Common Stock are being asked to approve the Issuance of Fairfield Common Stock and to approve the Certificate Amendment. See "The Merger," "Other Terms of the Merger and the Merger Agreement" and "Approval of the Certificate Amendment." THE FAIRFIELD BOARD HAS APPROVED THE ISSUANCE OF FAIRFIELD COMMON STOCK AND THE CERTIFICATE AMENDMENT. THE FAIRFIELD BOARD RECOMMENDS THAT FAIRFIELD STOCKHOLDERS VOTE "FOR" BOTH THE ISSUANCE OF FAIRFIELD COMMON STOCK AND THE CERTIFICATE AMENDMENT.

     VACATION BREAK. At the Vacation Break Special Meeting, holders of record of Vacation Break Common Stock are being asked to approve the Merger Agreement. See "The Merger" and "Other Terms of the Merger and the Merger Agreement." THE VACATION BREAK BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF VACATION BREAK, AND HAS APPROVED THE MERGER
AGREEMENT.   THE VACATION BREAK BOARD RECOMMENDS THAT VACATION BREAK
STOCKHOLDERS VOTE "FOR" THE MERGER AGREEMENT.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

     FAIRFIELD. Only holders of record of Fairfield Common Stock at the close of business on the Record Date are entitled to receive notice of and to vote at
the Fairfield Special Meeting.  On the Record Date,            shares of
Fairfield Common Stock were issued and outstanding and held by approximately holders of record. A majority of the shares of Fairfield Common Stock issued and outstanding and entitled to vote on the Record Date must be represented in person or by proxy at the Fairfield Special Meeting in order for a quorum to be present for purposes of voting on the approval of the Issuance of Fairfield Common Stock and approval of the Certificate Amendment. In the event that a quorum is not present at the Fairfield Special Meeting, it is expected that such meeting will be adjourned or postponed to solicit additional proxies. The persons named as proxies by a Fairfield stockholder may propose and vote for one or more such adjournments or postponements; provided, however, that no proxy that is voted against any proposal will be voted in favor of any such adjournment or postponement. Holders of record of Fairfield Common Stock on the Record Date are each entitled to one vote per share on each matter to be voted on at the Fairfield Special Meeting.

     VACATION BREAK. Only holders of record of Vacation Break Common Stock at the close of business on the Record Date are entitled to notice of and to vote
at the Vacation Break Special Meeting.  On the Record Date,             shares
of Vacation Break Common Stock were issued and outstanding and held by
approximately             holders of record.  A majority of the shares of
Vacation Break Common Stock issued and outstanding and entitled to vote on the Record Date must be represented in person or by proxy at the Vacation Break Special Meeting in order for a quorum to be present for purposes of voting on the approval of the Merger Agreement. In the event that a quorum is not present at the Vacation Break Special Meeting, it is expected that such meeting will be adjourned or postponed to solicit additional proxies. The persons named as proxies by a Vacation Break stockholder may propose and vote for one or more such adjournments or postponements; provided, however, that no proxy that is voted against approval of the Merger Agreement will be voted in favor of any such adjournment or postponement. Holders of record of Vacation Break Common Stock on the Record Date are each entitled to one vote per share on each matter to be voted on at the Vacation Break Special Meeting.

VOTES REQUIRED

     FAIRFIELD. The approval of the Issuance of Fairfield Common Stock requires the affirmative vote of holders of record of a majority of the shares of Fairfield Common Stock cast on the proposal provided that the total vote cast on the proposal represents more than 50% of all shares of Fairfield Common Stock outstanding on the Record Date. The approval of the Certificate Amendment requires the affirmative vote of holders of record of a majority of the shares of Fairfield Common Stock outstanding on the Record Date. THE APPROVAL OF THE ISSUANCE OF FAIRFIELD COMMON STOCK IS CONDITIONED UPON THE APPROVAL OF THE CERTIFICATE AMENDMENT AND THE APPROVAL OF BOTH PROPOSALS IS A CONDITION TO THE CLOSING OF THE MERGER.

     VACATION BREAK. The adoption of the Merger Agreement requires the affirmative vote of holders of record of a majority of the shares of Vacation Break Common Stock outstanding on the Record Date. Pursuant to the Principal Stockholders Agreement, the Principal Stockholders have agreed to vote all of the shares of Vacation Break Common Stock beneficially owned by them for approval of the Merger Agreement. As of the Record Date, the Principal
Stockholders beneficially owned approximately    % of the Vacation Break Common
Stock outstanding on that date, and were entitled to vote      shares of
Vacation Break Common Stock, which represented approximately    % of the shares
of Vacation Break Common Stock outstanding on that date. Therefore, it is expected that the Merger Agreement will be approved irrespective of whether or the manner in which the other holders of Vacation Break Common Stock vote. Mr. Muller's and Mr. Sheehan's obligation to vote in favor of such matter is subject to their obligations to discharge faithfully their duties as directors or officers of Vacation Break; provided, however, they will be obligated to vote for approval of the Merger Agreement unless the Vacation Break Board terminates the Merger Agreement.

SHARE OWNERSHIP OF MANAGEMENT

     At the close of business on the Record Date, directors and executive
officers of Fairfield and their affiliates beneficially owned       shares of
Fairfield Common Stock, which represented approximately % of the shares of Fairfield Common Stock outstanding on such date, and were entitled to vote shares of Fairfield Common Stock, which represented approximately % of the shares of Fairfield Common Stock outstanding on such date. Each such director and executive officer has indicated his or her present intention to vote, or cause to be voted, the Fairfield Common Stock owned by him or her for the approval of the Issuance of Fairfield Common Stock and the Certificate Amendment.

     At the close of business on the Record Date, directors and executive officers of Vacation Break and their affiliates beneficially owned
shares of Vacation Break Common Stock, which represented approximately    % of
the shares of Vacation Break Common Stock outstanding on such date, and were
entitled to vote     shares of Vacation Break Common Stock, which
represented approximately    % of the shares of Vacation Break Common Stock
outstanding on such date. For a description of the obligations of Messrs. Muller and Sheehan to vote, or cause to be voted, the Vacation Break Common Stock beneficially owned by them for approval of the Merger Agreement, see "-- Votes Required."

VOTING OF PROXIES

     Shares represented by all properly executed proxies received in time for the Special Meetings will be voted at such Special Meetings in the manner specified by the holders thereof. At the Fairfield Special Meeting, properly executed proxies that do not contain voting instructions will be voted in favor of the Issuance of Fairfield Common Stock and the approval of the Certificate Amendment. At the Vacation Break Special Meeting, properly executed proxies that do not contain voting instructions will be voted in favor of the approval of the Merger Agreement.

     Shares of Fairfield Common Stock or Vacation Break Common Stock represented at the applicable Special Meeting but not voting, including shares of Fairfield Common Stock or Vacation Break Common Stock, as the case may be, for which proxies have been received, but with respect to which holders of shares have abstained on any matter, will be treated as present at the applicable Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

     For voting purposes at the Special Meetings, only shares affirmatively voted in favor of a proposal (including properly executed proxies not containing voting instructions) will be counted as favorable votes for such proposal. The failure to submit a proxy (or to vote in person) or the abstention from voting will have the same effect as a vote against the Certificate Amendment and, if holders of less than a majority of the shares of Fairfield Common Stock outstanding on the Record Date vote in respect of that proposal, the Issuance of Fairfield Common Stock. In addition, under the applicable rules of the NYSE and the Nasdaq, brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote such customers' shares in the absence of specific instructions from such customers ("broker nonvotes"). Accordingly, broker nonvotes will also have the same effect as abstention.

     The persons named as proxies by a Fairfield or Vacation Break stockholder may propose and vote for one or more adjournments or postponements of the applicable Special Meeting, including, without limitation, adjournments to permit further solicitations of proxies in favor of any proposal; provided, however, that no proxy that is voted against a proposal will be voted in favor of any such adjournment or postponement.

REVOCABILITY OF PROXIES

     The grant of a proxy on the enclosed Fairfield or Vacation Break form of proxy does not preclude a stockholder from voting in person. A stockholder may revoke a proxy at any time prior to its exercise by filing with the Secretary of Fairfield (in the case of a Fairfield stockholder) or the Secretary of Vacation Break (in the case of a Vacation Break stockholder) a duly executed revocation of proxy by submitting a duly executed proxy bearing a later date or by appearing at the applicable Special Meeting and voting in person at such Special Meeting. Attendance at the relevant Special Meeting will not, in and of itself, constitute revocation of a proxy.

SOLICITATION OF PROXIES

     Fairfield and Vacation Break will share equally the cost of printing and mailing this Joint Proxy Statement/Prospectus and the applicable fees associated with the filing of this Joint Proxy Statement/Prospectus with the SEC. In addition to solicitation by mail, the directors, officers and employees of each Company and its subsidiaries may solicit proxies from stockholders of such Company by telephone or telegram or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons. Fairfield and Vacation Break will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

     Morrow & Co., Inc. will assist in the solicitation of proxies by Fairfield and will receive customary fees of $5,500 for its services plus reimbursement of its expenses.

    STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

GENERAL

     The Fairfield Board and the Vacation Break Board have approved the Merger Agreement, which provides for the Merger to occur at the Effective Time, with Vacation Break continuing as the surviving corporation and a wholly owned subsidiary of Fairfield. This section of the Joint Proxy Statement/Prospectus describes certain material aspects of the proposed Merger and the Merger Agreement. The description of the Merger and the Merger Agreement contained in this Joint Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A and which is incorporated herein by reference. All stockholders of Fairfield and Vacation Break are urged to read carefully the Merger Agreement in its entirety.

STRUCTURE OF THE MERGER

     Subject to the terms and conditions of the Merger Agreement and in accordance with the FBCA, at the Effective Time, Merger Sub will merge with and into Vacation Break. Vacation Break will be the surviving corporation in the Merger, and will continue its corporate existence under Florida law as a wholly owned subsidiary of Fairfield. The Vacation Break Articles, as in effect immediately prior to the Effective Time, will be amended and restated to read in their entirety to be substantially the same as the Articles of Incorporation of Merger Sub and as so amended and restated, will be the Articles of Incorporation of the Surviving Corporation. The Vacation Break By-laws, as in effect immediately prior to the Effective Time, will be amended and restated to read in their entirety to be substantially the same as the By-laws of Merger Sub, and as so amended and restated, will be the By-laws of the Surviving Corporation.

MERGER CONSIDERATION

     Upon consummation of the Merger, each outstanding share of Vacation Break Common Stock, other than shares owned by Fairfield or Vacation Break or any subsidiary of Fairfield or Vacation Break, will be converted into the right to receive .6075 of a fully paid and nonassessable share of Fairfield Common Stock. See "Other Terms of the Merger and the Merger Agreement --Conversion of Shares; Procedures for Exchange of Certificates; Fractional Shares." The Exchange Ratio was determined through arm's-length negotiations between Fairfield and Vacation Break.

     Any shares of Vacation Break Common Stock owned immediately prior to the Effective Time by Fairfield, Vacation Break or any of their subsidiaries will be canceled. As of the date of this Joint Proxy Statement/Prospectus, Fairfield and its subsidiaries do not own, and have agreed not to acquire, any shares of Vacation Break Common Stock.

EFFECTIVE TIME

     The Effective Time will be the time the Articles of Merger have been accepted for filing by the Florida Department of State (or such later time as is agreed upon by Fairfield and Vacation Break and specified in such Articles of Merger). The filing of the Articles of Merger will occur as soon as practicable but no later than the second business day after satisfaction or waiver of the conditions to the consummation of the Merger set forth in the Merger Agreement unless another date is agreed to in writing by Vacation Break and Fairfield.
See "Other Terms of the Merger and the Merger Agreement --Conditions to the Consummation of the Merger."

BACKGROUND OF THE MERGER

     One of the announced elements of Fairfield's growth strategy has been to pursue acquisitions of other timeshare operations that would complement Fairfield's operations. In evaluating such opportunities, Fairfield considers the expected financial benefits, quality and location of resorts, property owner base, quality of contracts receivable, experience of sales personnel, marketing capabilities and other factors.

     In November 1996, Vacation Break announced that it had entered into an agreement and plan of merger (as amended in March 1997) with various companies owned or controlled by James E. Lambert. While that merger was pending, on March 14, 1997, it was disclosed that the Attorneys General of a number of states and two California counties, had initiated litigation and other actions alleging that Vacation Break's practices in marketing vacation packages violated certain consumer protection laws. On April 23, 1997, Vacation Break announced that the agreement and plan of merger with Lambert's companies had been terminated by mutual agreement of the parties. Vacation Break had determined through its due diligence investigations of Lambert's companies that the merger was unlikely to provide the benefits and synergies originally anticipated. Additionally, the provisions of settlements with the state regulators which Vacation Break anticipates might have had a more adverse effect on the operations of Lambert's companies than on the operations of Vacation Break. Vacation Break's stock price, which had risen on the announcement of the merger, had dropped significantly after the disclosure of the litigation and the termination of the merger agreement.

     After the termination of the merger with Lambert's companies, the Vacation Break Board reviewed alternative courses of action to maximize stockholder value. The Vacation Break Board, with the assistance of Josephthal and its other advisors, considered acquiring other properties for development as timeshare resorts, acquiring other timeshare companies, instituting a stock repurchase program, and entering into a merger or sale transaction. Vacation Break's Board ultimately rejected each of such alternative courses of action due to the fact that Vacation Break had insufficient excess capital and that use of Vacation Break Common Stock was not deemed an acceptable means of financing in light of the Vacation Break Board's belief that the Vacation Break Common Stock was significantly undervalued. In addition, pursuit of such alternative courses of action would not have addressed Vacation Break's interest in finding a suitable successor to its current chief executive officer.

     At the meeting of the American Resort Development Association, an industry convention held during the last week of April 1997, Fairfield's President and Chief Executive Officer, John W. McConnell, met with Mr. Muller, and certain of Vacation Break's senior executives to explore a possible business combination of Vacation Break with Fairfield. However, Mr. McConnell indicated that it would not be appropriate to continue their preliminary discussions until Vacation Break had made substantial progress in resolving certain litigation and other state actions noted above which had been disclosed on March 14, 1997.

     No further discussions were held until after Vacation Break resolved the California actions by agreeing to a stipulated judgment entered in the Superior Court of California on June 6, 1997. Mr. McConnell contacted Mr. Muller and arranged for a meeting, which occurred in Atlanta, Georgia on June 10, 1997, and was attended by Mr. McConnell, Mr. Muller and Mr. Henry Cairo, Chief Operating Officer and Chief Financial Officer of Vacation Break. Messrs. Muller and Cairo informed Mr. McConnell of the terms of the California settlement, and advised him that they believed the remaining state actions were likely to be resolved on substantially similar terms. They also reiterated Vacation Break's interest in exploring a possible business combination with Fairfield if an acceptable exchange ratio could be agreed upon. At that meeting they discussed possible alternatives and accounting treatments of possible business combinations. They agreed that any business combination should be a stock transaction effected by means of a tax free reorganization. Mr. Muller indicated that an appropriate exchange ratio would require a value of not less than $15 per share for Vacation Break Common Stock or, based on then-current values, approximately one share (before adjustment to give effect to Fairfield's stock split effected on July 15, 1997) of Fairfield Common Stock for each two shares of Vacation Break Common Stock. On the basis of these discussions, Mr. McConnell agreed to arrange a further analysis of Vacation Break's value and, if appropriate, discuss informally with the members of the Fairfield Board the concept of a possible merger with Vacation Break.

     Following the June 10, 1997 meeting, Fairfield retained Stephens Inc. to act as its financial advisor to evaluate on a preliminary basis the possible acquisition of Vacation Break. Representatives of Stephens and Fairfield reviewed Vacation Break's financial statements, analyzed Vacation Break's operations and considered issues relating to valuation. Vacation Break also provided to Fairfield additional information concerning the state actions and other pending litigation on June 25, 1997. Mr. McConnell informally discussed the possible acquisition of Vacation Break, including the proposed exchange ratio of approximately $15 per share, with members of the Fairfield Board and was advised to proceed with preliminary negotiations concerning a business combination with Vacation Break.

     On July 8, 1997, Mr. McConnell telephoned Mr. Muller to advise him that, based on Fairfield's preliminary valuation work, Fairfield was willing to pursue further discussions regarding a business combination with Vacation Break at an exchange ratio with a value in the $15 per share range. Mr. Muller advised Mr. McConnell that Vacation Break had retained Josephthal and Montgomery Securities to contact a number of hospitality and other companies to solicit their interest in acquiring Vacation Break. Mr. McConnell advised Mr. Muller that Fairfield would not participate in a bidding contest for Vacation Break and both parties agreed that procedure would likely risk harming Vacation Break's business and, by adding to the uncertainty caused by the previously abandoned merger with Mr. Lambert's companies, possibly result in Vacation Break losing some of its best qualified personnel. Such concerns are particularly applicable in personnel intensive businesses like Vacation Break's where corporate uncertainty may cause employees to pursue what they perceive to be more stable work environments, may invite competitors to intensify efforts to lure sales and marketing personnel or may foster low morale among employees. Vacation Break experienced increased employee turnover during its negotiations with Lambert's companies and, given that the majority of its sales and marketing staff are not party to employment agreements, the Vacation Break Board was sensitive to any increase in the risk of losing key personnel and the corresponding business disruption that would likely occur. Mr. Muller telephoned Mr. McConnell on July 9, 1997, and advised that Vacation Break had determined to explore a transaction with Fairfield prior to soliciting other offers.

     On July 9, 1997, Montgomery Securities sent Mr. McConnell an outline of certain key terms for the possible merger of Vacation Break with Fairfield and Mr. Sheehan sent Mr. McConnell a proposed confidentiality agreement. The outline called for a stock-for-stock merger, tax-free to Vacation Break's stockholders, and included a condition that the transaction qualify for pooling-of-interest accounting treatment. During the three-day period of July 9-11, a number of conversations occurred between Mr. McConnell and other Fairfield representatives and Mr. Muller and other representatives of Vacation Break concerning the proposed transaction, with the primary point of discussion being the proposed value of the exchange ratio. Mr. McConnell sent Mr. Sheehan a document and information request on July 11, 1997, so that material could be assembled in advance of the arrival of Fairfield's representatives on July 14, 1997, and Jones, Day, Reavis & Pogue ("Jones Day"), Fairfield's outside counsel, forwarded a mutual confidentiality agreement to Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Vacation Break's outside counsel. On July 14, 1997, a mutual confidentiality agreement between the two Companies was signed.

     On July 14-16, 1997, a total of 12 members of Fairfield's senior management conducted due diligence investigations of Vacation Break in Fort Lauderdale, meeting with their counterparts in the Vacation Break organization to exchange information and review assembled documents. On July 15, 1997, in response to an increase in Vacation Break's stock's trading price and volume, Vacation Break issued a press release indicating that it was engaged in preliminary merger discussions. On July 15 and July 16, 1997, Mr. McConnell, other senior executives of Fairfield and a representative of Stephens met with Mr. Muller, other senior executives of Vacation Break and representatives of Vacation Break's financial advisors to discuss pricing and other issues. On July 16, 1997, the stock exchange ratio of .6075 and the right for Vacation Break to terminate the transaction in the event of a 20% or more decline in Fairfield's stock price, in excess of any drop in a broad based market index, were agreed upon in principle subject to resolution of the state actions and various other issues and confirmation of various operational, financial, and legal assumptions.

     On July 16, 1997, representatives of Vacation Break provided Fairfield with a due diligence request for information, in anticipation of the arrival of Vacation Break representatives in Little Rock, Arkansas for a due diligence review of Fairfield on July 17 and 18, 1997. Representatives of Vacation Break and its financial advisors reviewed assembled documents and held discussions with their Fairfield counterparts on July 17 and 18, 1997.

     During the following three-week period, financial, legal, accounting, and management representatives of Fairfield and Vacation Break and their legal and financial advisors conferenced on various occasions to conduct additional due diligence reviews of the Companies, to discuss the financial, structural, legal and other terms of the potential merger and to negotiate the terms of the Merger Agreement, the Principal Stockholders Agreement, Escrow Agreement and Registration Rights Agreement. The discussions were conducted on a substantially continuous basis, culminating in an agreement on the terms of the potential transaction on August 8, 1997.

     On July 23, 1997, special meetings were held of Fairfield's and Vacation Break's Boards of Directors to provide information to their respective Directors concerning the status of merger discussions and to solicit guidance from the Directors concerning issues under negotiation. The presentations to and discussions by the Fairfield Board were wide ranging and detailed and included, among other things, (i) a presentation by Fairfield's senior management prepared with the assistance of Stephens of an overview and valuation of Vacation Break, PRO FORMA financial projections, an exchange ratio analysis, an analysis of comparable public vacation ownership companies and an analysis of comparable acquisition transactions, (ii) the results of the due diligence review of Vacation Break, (iii) the state regulatory actions and certain other litigation and contingent liabilities of Vacation Break, (iv) personnel issues associated with the management of Vacation Break, (v) the opportunities associated with the possible business combination with Vacation Break, including possible synergies and marketing advantages which might be realized, (vi) the various risks and costs associated with the possible business combination, (vii) the likely reaction of the markets and Fairfield's stockholders to the proposed business combination with Vacation Break, (viii) the projected accretive effect of the transaction, (ix) Vacation Break's product inventory and (x) a review of discussions with representatives of Vacation Break regarding the terms of the potential business combination. Stephens presented its analysis of the proposed business combination, the financial benefits to Fairfield, the likely stock market reactions to a business combination with Vacation Break, and advised that, based on then-current information but subject to completion of due diligence and finalization of the Merger Agreement, it believed that the merger would be fair to Fairfield from a financial point of view.

     The Vacation Break Board discussed and reviewed certain aspects of the proposed business combination with Fairfield, including the potential legal restrictions placed on shares of Fairfield Common Stock to be received by certain Vacation Break stockholders upon consummation of the proposed business combination as well as more general matters concerning whether the timing of such a transaction was in the best interests of the stockholders of Vacation Break. The Vacation Break Board further reviewed and discussed (i) Vacation Break's due diligence review of Fairfield, (ii) benefits to Vacation Break and its stockholders from a business combination with Fairfield, including greater liquidity for its stockholders, improved market position, enhanced marketing and sales capacity, access to new markets, a quality senior management team, an improved balance sheet and overall superior access to additional capital, (iii) the benefits a merger with Vacation Break would afford Fairfield in terms of marketing and geographic diversity, (iv) the effect on Vacation Break's personnel, (v) any structural impediments, including integration with Fairfield's Fairshare Plus system, and (vi) Josephthal's and Montgomery's review of the potential business combination with Fairfield, along with alternative courses of action, including pursuing another sale or merger of Vacation Break. After a review and discussion of each of the potential alternative courses of action, the Vacation Break Board directed its advisors to determine whether other potential merger candidates or acquirors, some of whom had been approached directly and others of whom had only been approached indirectly, would in fact have any interest at that time in merging with or acquiring Vacation Break. Josephthal and Montgomery reviewed with the Vacation Break Board various possible transaction partners and discussed that such partners were not likely to offer, and as of such time gave no indication that they would offer, a transaction on terms superior to those proposed by Fairfield under present circumstances, in light of Vacation Break's recent experiences. The Vacation Break Board received indirect confirmation that no alternative suitable merger candidate was likely to emerge when it did not receive any solicitations or offers subsequent to its July 15, 1997 press release stating that it was engaged in preliminary merger discussions. The Vacation Break Board believes that because such discussions were not governed by a lock-up agreement and were disclosed as being only preliminary in nature, prospective bidders would presume that Vacation Break was open to inquiries, notwithstanding the fact that Vacation Break is closely held by insiders.

     During the period from July 20 through August 8, 1997, representatives of Fairfield and Vacation Break continued to negotiate the terms of the Merger Agreement and other related agreements. During this period the major items that were discussed at various times included (A) the representations and warranties,
(B) the covenants pending the closing, (C) Vacation Break's rights to terminate the agreement and the related termination fee and payment requirement, (D) the limited indemnification of Fairfield by the Principal Stockholders for the Indemnified Matters, (E) ongoing indemnification of Vacation Break's officers and directors and maintenance of directors' and officers' insurance coverage by Fairfield following the closing, (F) the agreement of the Principal Stockholders to vote their shares in favor of the business combination, (G) the proposed grant of registration rights to the Principal Stockholders with respect to the shares of Fairfield Common Stock they would receive as a result of the proposed merger, (H) waiver of certain severance pay provisions by Messrs. Muller and Sheehan and other executive officer employment arrangements, including non-competition covenants by Messrs. Muller and Sheehan, (I) Fairfield's termination rights, (J) the responsibility for payment of certain costs and fees associated with the merger, (K) matters relating to stock options and warrants previously issued by Vacation Break and the fee agreed to be paid to its financial advisors, (L) the requirement that necessary consents be obtained, and (M) the release, investment and collateral provisions of the Escrow Agreement.

     On August 8, 1997, special meetings of the Boards of Directors of Fairfield and Vacation Break were held to consider for approval the proposed business combination and the terms of the proposed Merger Agreement and other related agreements, and, in Fairfield's case (a) a proposed amendment of Fairfield's certificate of incorporation to increase the number of authorized shares of Fairfield Common Stock from 25 million to 100 million, in order to provide sufficient authorized shares of Fairfield Common Stock to issue in connection with the proposed business combination with Vacation Break and for other corporate purposes, and (b) to consider recommending to Fairfield's stockholders for approval (i) the issuance of stock in connection with the proposed business combination with Vacation Break and (ii) the amendment of Fairfield's certificate of incorporation to increase its share capital.

     All but one of Fairfield's Directors participated in the August 8 Fairfield Board of Directors meeting and representatives of Stephens and Jones Day participated in the meeting. The proposed merger agreement and other related agreements, in substantially final form, were provided to Fairfield's Directors in advance of the meeting. At the meeting, the Board reviewed the terms of the proposed merger, including the final resolution of various of the matters listed above, and were updated concerning the ongoing due diligence investigations of Vacation Break, including the litigation matters subject to indemnification, with advice of Fairfield's outside counsel, and the status of the state regulatory actions. Mr. McConnell presented a financial overview of the possible benefits and risks of the merger. The representative of Stephens presented their opinion that the Exchange Ratio in the proposed business merger with Vacation Break would be fair from a financial point of view. Following discussion, the Directors attending the meeting unanimously approved the terms of the merger agreement and the other related agreements, the proposed amendment to Fairfield's certificate of incorporation to increase the share capital of Fairfield and resolved to recommend to Fairfield's stockholders for approval the issuance of stock in connection with the proposed merger and the amendment of Fairfield's certificate of incorporation to increase its share capital.

     At its August 8 special meeting, the Vacation Break Board discussed the proposed final terms of the Merger Agreement and whether the terms contained therein were in the best interests of Vacation Break's stockholders. The Vacation Break Board focused primarily on the results of Vacation Break's due diligence investigations, the proposed exchange ratio and the timetable and mechanics of the proposed exchange of shares, and further reviewed various other elements of the Merger, including the closing conditions and restrictions on Vacation Break's operations pending closing. After concluding such review, and upon receipt from Montgomery of its opinion that the consideration to be received in the Merger was fair to Vacation Break stockholders from a financial point of view, the Vacation Break Board authorized senior management to execute the Merger Agreement and certain related documents.

     The Merger Agreement and the other related agreements and documents were signed after the close of business on August 8, 1997, and a joint public announcement of the proposed merger was made on August 10, 1997. Based on the closing sale price of the Fairfield Common Stock on August 8, 1997, as reported on the NYSE Composite Transaction Tape of $32 5/8, the Exchange Ratio valued a share of Vacation Break Common Stock at $19.82 on that date. See "Comparative Stock Prices."

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     RECOMMENDATIONS OF THE FAIRFIELD BOARD. THE MEMBERS OF THE FAIRFIELD BOARD PRESENT AT THE MEETING TO CONSIDER THE MERGER AGREEMENT FOUND, BASED ON THE MATERIAL FACTORS SET FORTH BELOW, THAT THE MERGER IS IN THE BEST INTERESTS OF FAIRFIELD AND ITS STOCKHOLDERS AND UNANIMOUSLY APPROVED THE MERGER AND THE ISSUANCE OF FAIRFIELD COMMON STOCK AND THE CERTIFICATE AMENDMENT. THE FAIRFIELD BOARD RECOMMENDS THAT FAIRFIELD STOCKHOLDERS VOTE "FOR" ISSUANCE OF FAIRFIELD COMMON STOCK AND THE CERTIFICATE AMENDMENT.

     The decision of the Fairfield Board to approve the Merger and recommend the approval by holders of Fairfield Common Stock of the Issuance of Fairfield Common Stock and the Certificate Amendment was based upon the following material factors:

  . The Fairfield Board's understanding of the conditions of the timeshare industry in the United States, the strategic options available to Fairfield, and the likelihood of future consolidation in the timeshare industry in the United States, all of which were viewed as favoring growth through acquisitions such as the Merger.

  . The Fairfield Board's consideration of Fairfield's strategic plan and the belief that Fairfield's ability to pursue its plan would be enhanced by the Merger. The Fairfield Board viewed the Merger as advancing certain announced elements of Fairfield's growth strategy -the acquisition of other timeshare operations that complement Fairfield's operations and the expansion of operations in destination locations such as central and south Florida. This growth is expected to enhance Fairfield's ability to pursue further growth and, thus, maintain a dominant position in the timeshare industry.

  . The Fairfield Board's consideration of the business, operations, financial position, prospects and personnel of Fairfield and Vacation Break, indicated that the Merger would enable Fairfield to achieve rapid growth with trained personnel.

  . The Fairfield Board's consideration of information regarding the business and financial prospects of Fairfield and Vacation Break, including potential synergies, indicated that the operations of each would complement the other and the Merger would facilitate reductions in overall financing costs for the combined operations.

  . The Fairfield Board's consideration of the terms of the Merger Agreement, the Principal Stockholders Agreement and the other agreements in relation to Vacation Break's assets and the historical stock prices of Vacation Break and Fairfield and other factors. The terms of the Merger Agreement, including the fixed Exchange Ratio, were viewed as reasonable in relation to the potential recovery in the market price of Vacation Break Common Stock that was anticipated to result if Vacation Break successfully settled the pending state enforcement proceedings. The terms of the Principal Stockholders Agreement were viewed as affording additional protection against the contingencies relating to the Indemnified Matters.

  . The Fairfield Board's consideration of the fact that the Exchange Ratio was not subject to adjustment based on changes in market prices of Fairfield Common Stock was regarded positively in relation to the potential recovery in the market price of Vacation Break Common Stock if Vacation Break successfully settled the pending state enforcement proceedings.

  . The Fairfield Board's consideration of the strategic fit of Vacation Break's portfolio of resort properties, which are concentrated in the central and south Florida market, with Fairfield's more geographically diverse portfolio of resort properties, and the potential for expansion in the south Florida market, which is one of the most favorable destination markets.

  . The Fairfield Board's consideration of the expectation that, based on the Exchange Ratio, the Merger would be accretive to holders of Fairfield Common Stock on an earnings basis in the first full fiscal year following the Effective Time.

  . The Fairfield Board's belief that the transaction would be accomplished on a tax-free basis for federal income tax purposes (other than cash received in lieu of fractional shares) and accounted for as a pooling-of-interests transaction.

  . The Fairfield Board's consideration of the willingness of the Principal Stockholders to vote their shares of Vacation Break Common Stock to approve the Merger Agreement, which is expected to minimize the risk that the Merger would not be consummated due to lack of approval by Vacation Break stockholders.

  . The Fairfield Board's consideration of presentations by, and discussions with, senior executives of Fairfield and representatives of Stephens and Jones Day, counsel to Fairfield, regarding the terms of the Merger Agreement, the Principal Stockholders Agreement and the other agreements and transactions contemplated thereby, and the results of the management's due diligence review, which allowed the Fairfield Board the opportunity to further evaluate the foregoing factors.

  . The Fairfield Board's receipt of Stephens' opinion described below that, as of August 8, 1997 (which opinion has been reissued as of the date of this Joint Proxy Statement/Prospectus), the Exchange Ratio was fair from a financial point of view to Fairfield and, accordingly, to the holders of Fairfield Common Stock.

     The foregoing discussion of the information and factors considered and given weight by the Fairfield Board includes the material factors given significant consideration but is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Fairfield Board did not find it practicable to and did not attempt to rank or assign relative weights to the foregoing factors. In addition, individual members of the Fairfield Board may have given different weights to different factors.

     RECOMMENDATION OF THE VACATION BREAK BOARD. THE VACATION BREAK BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF VACATION BREAK, AND HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT VACATION BREAK STOCKHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

     The decision of the Vacation Break Board to approve the Merger Agreement and recommend the adoption thereof by holders of Vacation Break Common Stock was based upon the following material factors each of which helped the

Vacation Break Board determine that the Merger was in the best interests of the Vacation Break stockholders and the last five of which helped the Vacation Break Board determine that the Merger was fair to the Vacation Break stockholders:

  . The Vacation Break Board's understanding of the conditions in the timeshare industry in the United States, the strategic options available to Vacation Break, the likelihood of future consolidation in the timeshare industry in the United States and the limitations placed on Vacation Break's ability to take advantage of such opportunities following the termination in April 1997 of the Agreement and Plan of Merger that Vacation Break had entered into with various companies owned or controlled by James E. Lambert.

  . The Vacation Break Board's consideration of the business, operations, financial position, prospects and personnel of Vacation Break and Fairfield.

  . The Vacation Break Board's consideration of information regarding the business and financial prospects of Vacation Break and Fairfield.

  . The Vacation Break Board's consideration of the depth and the strength of Fairfield's senior management.

  . The Vacation Break Board's consideration of the strategic fit of Vacation Break's portfolio of resort properties, which are concentrated in the central and south Florida market, with Fairfield's more geographically diverse portfolio of resort properties, and the potential for expansion in the south Florida market.

  . The Vacation Break Board's consideration of the fact that the Fairfield Common Stock is more widely traded than the Vacation Break Common Stock in part because Vacation Break Common Stock is more closely held by directors and executive officers of Vacation Break and that, accordingly, the conversion of shares of Vacation Break Common Stock into shares of Fairfield Common Stock would be expected to result in increased liquidity for former holders of Vacation Break Common Stock.

  . The Vacation Break Board's belief that the combined Companies would benefit from certain potential economies of scale and operational synergies, including potential reductions in general and administrative costs and reduced costs of financing installment sales of VOIs, with fewer restrictions imposed by the lender as compared to Vacation Break's current financing. The Vacation Break Board believes that the terms of the Merger are fair to Vacation Break stockholders due in part to the expectation that said economies of scale and operational synergies will have an accretive effect on Fairfield's earnings in the first full fiscal year following the Effective Time.

  . The Vacation Break Board's consideration of the ability of holders of Vacation Break Common Stock to participate in the potential benefits of the combined companies based on the Exchange Ratio. The Vacation Break Board believes that the fixed Exchange Ratio established under the terms of the Merger permits the Vacation Break stockholders to experience the full benefit of any market appreciation that may occur with respect to the Fairfield Common Stock as a result of the anticipated benefits of the Merger.

  . The Vacation Break Board's belief that the transaction would be accomplished on a tax-free basis for federal income tax purposes (other than cash received in lieu of fractional shares), which maximizes the value and fairness of the Merger consideration recieved by the Vacation Break stockholders due to the fact that such consideration is not taxed upon the consummation of the Merger, and accounted for as a pooling-of-interests transaction.

  . The Vacation Break Board's consideration of presentations, and discussions with senior executives of Vacation Break and representatives of Greenberg Traurig Hoffman Lipoff Rosen and Quentel, P.A., Josephthal and Montgomery Securities, regarding the terms of the Merger Agreement and the results of the management's due diligence review. The Vacation Break Board considered the net benefits to be derived by the Vacation Break stockholders due to the terms and consequent effects of the Merger, as supported by Vacation Break management's diligence review, in determining that the Merger is fair to Vacation Break stockholders.

  . The Vacation Break Board's receipt of Montgomery's opinion that, as of the date of the August 8, 1997 Board meeting (which opinion has been reissued as of the date of this Joint Proxy Statement/Prospectus), the consideration to be received by the stockholders of Vacation Break pursuant to the Merger is fair to the holders of Vacation Break Common Stock from a financial point of view, as of the date of such opinion.

     The foregoing discussion of the information and factors considered and given weight by the Vacation Break Board includes the material factors given significant consideration but is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Vacation Break Board did not find it practicable to and did not attempt to rank or assign relative weights to the foregoing factors. In addition, individual members of the Vacation Break Board may have given different weights to different factors.

OPINIONS OF FINANCIAL ADVISORS

     FAIRFIELD. Fairfield retained Stephens to act as a financial advisor in connection with the Merger. On August 8, 1997, Stephens rendered to the Fairfield Board its verbal opinion, which was later confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions included in its presentation to the Fairfield Board, the Exchange Ratio was fair from a financial point of view to Fairfield and, accordingly, to the holders of Fairfield Common Stock. Stephens subsequently delivered its written opinion dated August 8, 1997 (which has been reissued as of the date of this Joint Proxy Statement/Prospectus) (the "Stephens Opinion") that, as of such date and based upon and subject to the factors and assumptions set forth in such written opinion, the Exchange Ratio was fair from a financial point of view to Fairfield and, accordingly, to the holders of Fairfield Common Stock. The full text of the Stephens Opinion, which sets forth the assumptions made, matters considered, qualifications and limitations on the review undertaken by Stephens, is attached as Appendix B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. The summary of the Stephens Opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. No limitations were imposed by the Fairfield Board upon Stephens with respect to investigations made or procedures followed by Stephens in rendering the Stephens Opinion.

     The Stephens Opinion was provided to the Fairfield Board for its information and is directed only to the fairness from a financial point of view of the Exchange Ratio to Fairfield and, accordingly, to the holders of Fairfield Common Stock and does not constitute a recommendation to any Fairfield stockholder as to how such stockholder should vote at the Fairfield Special Meeting. The Exchange Ratio was determined through negotiations between Fairfield and Vacation Break and was approved by the Fairfield Board. The Stephens Opinion is based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of the Stephens Opinion.

     The summary set forth below does not purport to be a complete description of the analyses underlying the Stephens Opinion or the presentation made by Stephens to the Fairfield Board. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis which should be considered and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Stephens determined the most appropriate methods of financial analysis, which are summarized below, but did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each such analysis and factor. Accordingly, Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

     In performing its analyses, Stephens assumed that existing industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Fairfield or Vacation Break would not vary materially from existing conditions. Any estimates contained in the analyses performed by Stephens are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the opinion of Stephens delivered to the Fairfield Board on August 8, 1997 and Stephens's presentation to the Fairfield Board were among several factors taken into consideration by the Fairfield Board in making its determination to approve the Merger Agreement. Consequently, Stephens' analyses described below should not be viewed as determinative of the decision of the Fairfield Board to approve the Merger.

     In arriving at its opinion, Stephens, among other things, reviewed certain publicly available business and financial information relating to each of Fairfield and Vacation Break, as well as the Merger Agreement. Stephens also reviewed certain other information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities, prospects and margins of Vacation Break and Fairfield, as well as the cost savings and related expenses, synergies and other merger benefits expected to result from the Merger, in each case furnished to it by Vacation Break and Fairfield. Stephens also met with members of senior management of Vacation Break and Fairfield concerning their respective businesses, prospects and the cost savings and related expenses, synergies and other merger benefits expected to result from the Merger.

     Stephens reviewed the historical market prices and trading activity for the Vacation Break Common Stock and the Fairfield Common Stock and compared them with those of certain publicly traded companies that it deemed to be reasonably similar to Vacation Break and Fairfield, respectively. Stephens also compared the historical and projected results of operations of Vacation Break and Fairfield with those of certain companies that it deemed to be reasonably similar to Vacation Break and Fairfield, respectively. In addition, Stephens reviewed the financial terms of certain other business combinations that it deemed relevant. Stephens reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

     In connection with its review, Stephens relied on the accuracy and completeness of all information supplied or otherwise made available to Stephens by Vacation Break and Fairfield, and Stephens did not independently verify such information or undertake an independent appraisal of the assets or liabilities of Vacation Break or Fairfield. With respect to the financial forecasts, including the projected margins, and the information related to the cost savings and related expenses, synergies and other merger benefits expected to result from the Merger furnished by Vacation Break and Fairfield, Stephens assumed that such forecasts and information were reasonably prepared and reflected the best currently available estimates and judgments of the management of Vacation Break or Fairfield as to the expected future financial performance of Vacation Break or Fairfield, as the case may be, as well as such savings, expenses, synergies and other benefits. In addition, Stephens assumed that the Merger will qualify for pooling-of-interests accounting treatment in accordance with generally accepted accounting principles and as a tax-free reorganization for United States federal income tax purposes. The Stephens Opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of such opinion.

     The following is a summary of the analyses performed by Stephens in connection with the preparation of the opinion dated August 8, 1997 of Stephens and presented to the Fairfield Board on that date.

     COMPARABLE PUBLIC COMPANY ANALYSIS. Stephens compared certain publicly available financial and operating data and projected financial performance of selected publicly traded companies with similar financial operating data and projected financial performance of each of Fairfield (based on estimates provided by Fairfield management) and Vacation Break (based on estimates provided by Vacation Break management). The companies chosen by Stephens as reasonably similar to both Fairfield and Vacation Break included: Signature Resorts, Inc., Silverleaf Resorts, Inc., and Vistana, Inc., which became public companies in August 1996, June 1997, and February 1997, respectively (collectively the "Comparable Companies"). The Comparable Companies may differ from Fairfield and Vacation Break in several respects, including their relative market value, leverage ratios and growth rates of long-term earnings.

     Stephens determined multiples for the Comparable Companies of share price to estimated 1997 and estimated 1998 earnings per share. An analysis of the multiples for the Comparable Companies produced the following results: share price to estimated 1997 earnings per share yielded a range of 13.7x to 28.0x, with a mean of 21.8x (with Fairfield at 26.1x and Vacation Break at 13.7x); and share price to estimated 1998 earnings per share yielded a range of 11.4x to 21.7x, with a mean of 17.6x (with Fairfield at 21.7x and Vacation Break at 11.4x). Stephens observed that Vacation Break's multiples were the lowest among the comparable public companies and Fairfield's were the highest. Accordingly, these analyses supported Stephens' opinion.

     Stephens considered the companies utilized in the above analysis to be reasonably similar to Fairfield and Vacation Break because each participates in the timeshare industry; however, none of these companies is identical to Fairfield or Vacation Break. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading value of the Comparable Companies or Company to which they are being compared. In addition, the multiples of share price to estimated earnings per share for the Comparable Companies were based on projections prepared by research analysts using only publicly available information and mean estimates. Accordingly, such estimates may or may not prove to be accurate.

     ANALYSIS OF SELECTED COMPARABLE ACQUISITION TRANSACTIONS. Stephens reviewed certain publicly available information regarding the three business combinations involving timeshare companies for which detailed information was publicly available, all of which were announced since September 23, 1996 (collectively, the "Comparable Transactions"). The Comparable Transactions, in reverse chronological order of public announcement, were the following: the acquisition of

LSI Group Holdings, PLC by Signature Resorts, Inc.; the acquisition of Plantation Resorts Group, Inc. by Signature Resorts, Inc.; and the acquisition of AVCOM International, Inc. by Signature Resorts, Inc.

     Stephens then compared the prices paid in the Comparable Transactions in terms of, among other things, the transactional value (defined as offer value (defined as offer price per share multiplied by shares and in-the-money options outstanding) plus preferred equity at liquidation value plus short-term debt plus long-term debt plus minority interest less cash and marketable securities less exercisable option proceeds) as a multiple of last twelve months ("LTM") revenue. An analysis of the multiples for the Comparable Transactions of the transaction value to LTM revenues yielded a range of 1.7x to 2.7x, with a mean of 2.4 (with the combined consideration in the Merger at 2.4x). Stephens observed that the implied multiples for the Merger were within the ranges for the Comparable Transactions. Accordingly, this analysis supported Stephens' opinion.

     STOCK TRADING HISTORY AND RELATIVE PRICE RATIO ANALYSIS. Stephens reviewed the history of the trading prices for the Fairfield Common Stock and the Vacation Break Common Stock in relation to each other, and the relationship between changes in such relative values and the Exchange Ratio, including the historical relative price ratios (the closing price of Vacation Break Common Stock divided by the closing price of Fairfield Common Stock) during the period from January 19, 1996 (approximately four weeks after the date the Vacation Break Common Stock commenced trading on the Nasdaq) through August 7, 1997. The relative price ratio was 1.2736 on January 19, 1996 and decreased to a ratio of
0.4358 on August 7, 1997 due to the 148.9% increase in the price of Vacation Break Common Stock over this period versus the 627.4% increase in the price of Fairfield Common Stock over the same period. During the entire period, the high was 1.6694 and the low was 0.3203. This compares to the Exchange Ratio of
0.6075. Stephens noted the upward trend in the price of the Vacation Break Common Stock since Vacation Break's July 15, 1997 press release stating that it was in preliminary merger discussions, and that the ratio was 0.4327 at 4 weeks and 0.4161 at 1 day prior to such announcement. Accordingly, this analysis supported Stephens' opinion as the Exchange Ration represented an appropriate premium to the relative ration prior to announcement and represented a ratio which was significantly lower than historical highs.

     STOCK PRICE PREMIUM ANALYSIS. Stephens also reviewed the offer price per share in 25 recently announced acquisitions with an overall transaction value between $100 million and $200 million. Stephens analyzed the historical trading prices of the common stock of the acquiror and the target in relation to each other at 4 weeks, 1 week and 1 day prior to the public announcement of each acquisition. Based on these historical prices, Stephens derived the implied stock price premium at each of the foregoing periods prior to announcement for these twenty five acquisitions. The average implied stock price premiums were 30.0% at 4 weeks prior to announcement; 26.5% at 1 week prior to announcement and 22.2% at 1 day prior to announcement. The implied stock premium for Vacation Break Common Stock for the comparable periods was 46.0%, 24.7% and 41.6% respectively. The excess of the implied stock premium for Vacation Break Common Stock over the average implied premiums was not viewed as a material variance from the average stock premiums, in light of the fluctuations in price of the Vacation Break Common Stock attributed to the termination of the proposed merger with the companies controlled by James Lambert and Vacation Break's July 15, 1997 press release concerning its involvement in preliminary merger negotiations.

     CONTRIBUTION ANALYSIS. Stephens analyzed the relative contribution of each of Fairfield and Vacation Break to the pro forma combined results of Fairfield and its subsidiaries (including Vacation Break), based upon certain "base case" assumptions and projections of the managements of Fairfield and Vacation Break for the 1997 fiscal year. This analysis indicated that Vacation Break's contribution to the 1997 pro forma combined results of Fairfield and its subsidiaries would be 25.7% of earnings before interest, taxes, depreciation and amortization ("EBITDA"), 24.1% of earnings before interest and taxes, 27.5% of pretax income and 27.5% of net income. On a pro forma basis giving effect to the Merger, the existing stockholders of Fairfield would beneficially own 75.8% of the Fairfield Common Stock, which is comparable to Fairfield's contribution to the total combined entity as detailed above. Accordingly, this analysis supported Stephens' opinion.

     PRO FORMA MERGER CONSEQUENCES ANALYSIS. Stephens analyzed certain pro forma effects resulting from the Merger. This analysis, based upon certain assumptions and projections of the managements of Fairfield and Vacation Break, showed pro forma earnings per share accretion/dilution for both the "base case" and an "upside case." The additional factors considered in the upside case were increased usage of vacation packages, improved product mix and certain potential reductions in general and administrative expenses. The analysis showed pro forma earnings per share dilution for 1997 and accretion for 1998 and 1999, respectively. Accordingly, this analysis supported Stephens' opinion.

     Stephens provided the results of each of the foregoing analyses to the Fairfield Board for its consideration, including the Stock Price Premium Analysis. Each of the analyses supported Stephens Opinion other than the Stock Price Premium Analysis, which Stephens did not view as a material variance. Consequently, the Fairfield Board viewed Stephens' opinion in its entirety and did not attempt to independently weight any of the analyses.

     Pursuant to a letter agreement dated July 21, 1997, Fairfield agreed to pay Stephens $750,000 upon the closing of the Merger. Fairfield also agreed to reimburse Stephens for all reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify Stephens and certain related persons and entities for certain liabilities, including liabilities under securities laws, related to or arising out of its engagement.

     Fairfield retained Stephens based upon Stephens's experience and expertise. Stephens is a nationally recognized investment banking and advisory firm. Stephens, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Stephens has, in the past, provided financial advisory and financing services to Fairfield, including acting as underwriter in connection with Fairfield's equity offering completed in November, 1996, and has received customary fees for the rendering of such services. In the ordinary course of its business, Stephens and its affiliates may actively trade the securities of Fairfield and Vacation Break for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     VACATION BREAK. Pursuant to an engagement letter dated July 2, 1997, Vacation Break retained Josephthal, along with Montgomery, both of which are nationally recognized investment banking firms, to act as Vacation Break's financial advisors in connection with the consideration by Vacation Break of the Merger. Josephthal and Montgomery, as part of their investment banking activities, are regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     Josephthal has served as Vacation Break's principal financial advisor and investment banker since Vacation Break's initial public offering in December 1995. Subsequent to Vacation Break's terminated merger with the Lambert companies, the commencement of the multi-state actions and the MRG&L litigation, Vacation Break together with Josephthal evaluated and discussed numerous options to increase stockholder value. After reviewing all of the considerations set forth in "Background of the Merger," the sale or merger of Vacation Break was deemed to be the most suitable approach.

     The Vacation Break Board, recognizing Josephthal's extensive knowledge of Vacation Break's needs, requested that Josephthal lead the efforts to consummate such a transaction. Josephthal recommended to the Vacation Break Board that the inclusion of Montgomery as a co-advisor would enhance the chance of a successful sale/merger. Montgomery has a significant client and information base in the hospitality and vacation ownership businesses which provided a base of data with which to review the fairness of the offered consideration as described below. The Vacation Break Board agreed to engage both Josephthal and Montgomery as co-advisors under the conditions enumerated in the engagement letter including the performance based compensation structure.

     The roles of Josephthal and Montgomery in the Merger consisted principally of the following:

     1. Served as co-negotiators on Vacation Break's behalf with representatives of Fairfield.
     2. Evaluated numerous financial and strategic issues relating to the Merger and advised Vacation Break on appropriate courses of action, negotiation posture and potential resolutions of outstanding issues.
     3. Assisted in coordinating Vacation Break's due diligence response to Fairfield's inquiries.
     4. Advised Vacation Break on its due diligence of Fairfield.
     5. Reviewed and extensively commented on all documentation relating to the Merger.
     6. Advised and consulted with Vacation Break on issues relating to managing and operating Vacation Break during the period of time between the announcement and the closing of the Merger.

     On July 23, 1997, Montgomery delivered to the Board of Directors of Vacation Break its oral opinion, subsequently confirmed as of August 8, 1997 (which opinion has been reissued as of the date of this Joint Proxy Statement/Prospectus), that the consideration to be received by the stockholders of Vacation Break pursuant to the Merger was fair to such stockholders, from a financial point of view, as of that date. The amount of such consideration was determined pursuant to negotiations between Vacation Break and Fairfield and not pursuant to recommendations of Montgomery. No limitations were imposed by Vacation Break on Montgomery with respect to the investigations made or procedures followed in rendering its opinion.

     THE FULL TEXT OF MONTGOMERY'S WRITTEN OPINION TO THE BOARD OF DIRECTORS OF VACATION BREAK IS ATTACHED HERETO AS APPENDIX C AND IS INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY OF MONTGOMERY'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. MONTGOMERY'S OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF VACATION BREAK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF VACATION BREAK OR FAIRFIELD AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. MONTGOMERY'S OPINION ADDRESSES ONLY THE FINANCIAL FAIRNESS OF THE CONSIDERATION TO BE PAID TO THE STOCKHOLDERS OF VACATION BREAK AND DOES NOT ADDRESS THE RELATIVE MERITS OF THE MERGER OR ANY ALTERNATIVES TO THE MERGER, VACATION BREAK'S UNDERLYING DECISION TO PROCEED WITH OR EFFECT THE MERGER OR ANY OTHER ASPECT OF THE MERGER. IN FURNISHING ITS OPINION, MONTGOMERY DID NOT ADMIT THAT IT IS AN EXPERT WITHIN THE MEANING OF THE TERM "EXPERT" AS USED IN THE SECURITIES ACT, OR THAT ITS OPINION CONSTITUTES A REPORT OR VALUATION WITHIN THE MEANING OF SECTION 11 OF THE SECURITIES ACT, AND STATEMENTS TO SUCH EFFECT ARE INCLUDED IN THE TEXT OF MONTGOMERY'S WRITTEN OPINION.

     In connection with its opinion, Montgomery performed a variety of financial and comparative analyses, of which the material analyses are described below. The summary of such analyses contained in this paragraph and in this section, which does not purport to be a complete description of the analyses underlying Montgomery's opinion, sets forth the analyses performed and factors considered by Montgomery in connection with its opinion. In preparing its opinion, Montgomery, among other things: (i) reviewed certain publicly available financial and other data with respect to Vacation Break and Fairfield, including the consolidated financial statements for recent years and interim periods to March 31, 1997 for each of Vacation Break and Fairfield, the consolidated condensed financial statements for Vacation Break contained in the press release prepared by Vacation Break and announced on July 28, 1997, and certain other relevant financial and operating data relating to Vacation Break and Fairfield made available to Montgomery from published sources and from the internal records of Vacation Break and Fairfield; (ii) reviewed the financial terms and conditions of the August 8, 1997 draft of the Merger Agreement, provided to Montgomery by Vacation Break; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Vacation Break Common Stock and Fairfield Common Stock; (iv) compared Vacation Break and Fairfield from a financial point of view with certain other companies in the timeshare resort industry which Montgomery deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the timeshare resort industry which Montgomery deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Vacation Break and Fairfield certain information of a business and financial nature regarding Vacation Break and Fairfield, furnished to Montgomery by them, including financial forecasts and related assumptions of Vacation Break prepared by management of Vacation Break ("Vacation Break Forecasts") and earnings statements of Fairfield obtained by Montgomery from a third party research report as adjusted with the consent of the management of Vacation Break after discussions with the management of each of Fairfield and Vacation Break ("Fairfield Estimates"); and (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Vacation Break's counsel.

     In connection with its review, Montgomery assumed and relied upon the accuracy and completeness of the foregoing information and did not assume any responsibility for independent verification of such information. Upon the advice of Vacation Break management and with the consent of Vacation Break's Board of Directors, Montgomery assumed for purposes of its opinion that the Vacation Break Forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the management of Vacation Break at the time of preparation as to the future financial performance of Vacation Break, and that the Vacation Break Forecasts and Fairfield Estimates provide a reasonable basis upon which Montgomery could form its opinion. Vacation Break does not publicly disclose internal management forecasts of the type provided to Montgomery by the management of Vacation Break in connection with Montgomery's review of the Merger. Such forecasts were not prepared with a view toward public disclosure. In addition, such forecasts were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts. Montgomery has assumed no liability for such forecasts. Montgomery also assumed that there have been no material changes in Vacation Break's or Fairfield's respective assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to Montgomery. Montgomery relied on advice of counsel and independent accountants to Vacation Break as to all legal and financial reporting matters with respect to Vacation Break, the Merger and the Merger Agreement. Montgomery assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange

Act and all other applicable federal and state statutes, rules and regulations. In addition, Montgomery did not assume responsibility for making an independent evaluation, appraisal or physical inspection of the assets or liabilities (contingent or otherwise) of Vacation Break or Fairfield, nor was Montgomery furnished with any such appraisals. Montgomery was informed by Vacation Break, and assumed, that the Merger will be recorded as a pooling of interests under generally accepted accounting principles. Finally, Montgomery's opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to Montgomery as of, July 23, 1997. Such conditions include, without limitation, the condition of the U.S. stock markets, particularly in the time-share resort industry, interest rates and the current level of economic activity.

     Montgomery also assumed, with the consent of Vacation Break's management, that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any amendments thereto, and without waiver by Vacation Break of any of the conditions to its obligations thereunder.

     Set forth below is a brief summary of the report presented by Montgomery to Vacation Break's Board of Directors on July 23, 1997 in connection with its opinion.

     COMPARABLE COMPANY ANALYSIS. Based on public and other available information, Montgomery calculated the multiples of aggregate value (defined as equity value plus net debt) to LTM EBITDA and estimated 1997 and 1998 EBITDA, and the multiples of equity value to 1996 net income and 1997 and 1998 estimated net income, for six resort companies in the timeshare resort industry, specifically Fairfield Communities, Inc., ILX Inc., Mego Financial Corp., Signature Resorts, Inc., Silverleaf Resorts, Inc., and Vistana, Inc. (the "Comparable Resort Companies"). Silverleaf Resorts, Inc. became a public company in June 1997. These Comparable Resort Companies may differ from Fairfield and Vacation Break in several respects, including their relative market value, leverage ratios and growth rates of long-term earnings. Such analysis indicated the following multiples of aggregate value: a range of 7.2x to 15.0x LTM EBITDA, with a mean of 12.1x; 7.2x to 15.0x estimated 1997 EBITDA, with a mean of 12.1x; and a range of 8.0x to 11.4x estimated 1998 EBITDA, with a mean of 9.7x. Such analysis also indicated the following multiples of equity value: a range of 21.0x to 35.0x 1996 net income, with a mean of 30.0 x; a range of 7.8x to 26.8x estimated 1997 net income with a mean of 17.6x; and a range of 11.2x to 22.8x estimated 1998 net income, with a mean of 17.0x. Montgomery noted that such multiples indicated an implied aggregate valuation range for Vacation Break, based on Vacation Break's statement of operations, of $224.3 to $281.2 million, which Montgomery considered appropriate to reduce to a range of $133.9 to $224.3 million. Montgomery also noted that such multiples indicated an implied equity valuation range for Vacation Break, based on Vacation Break's statement of operations, of $162.2 to $219.0 million, which Montgomery considered appropriate to reduce to a range of $71.7 to $162.2 million. Montgomery's considerations were based on the historically low trading multiples of Vacation Break's stock in comparison with its peers and other factors that have negatively affected the operations of Vacation Break, including certain lawsuits.

     COMPARABLE TRANSACTION ANALYSIS. Montgomery reviewed the consideration paid in three acquisitions of timeshare companies that have been announced since 1996, specifically Signature's acquisitions of AVCOM, Plantation Resorts and LSI Group (the "Comparable Transactions"). The Comparable Transactions represent the only mergers of timeshare companies during the past two years for which there was significant publicly available information. Montgomery analyzed the aggregate value of the consideration paid in such transactions as a multiple of the target companies' LTM revenues and LTM EBITDA. Such analysis yielded the following multiples: 1.7x to 2.5x LTM revenues, with a mean of 2.1x; and 7.8x to 10.4x LTM EBITDA, with a mean of 9.1x. Montgomery noted that such multiples indicated an implied aggregate valuation range for Vacation Break of $170.0 to $228.2 million, and an implied equity valuation range of $107.8 to $166.1 million.

     No other company or transaction used in the comparable company or comparable transactions analysis as a comparison is identical to Vacation Break, Fairfield or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which Vacation Break and the Merger are being compared.

     DISCOUNTED CASH FLOW ANALYSIS. Montgomery performed a discounted cash flow analysis to the financial forecasts through fiscal year 2007 of Vacation Break, prepared for 1997 and 1998 by Vacation Break and thereafter by Montgomery based on assumptions provided by Vacation Break and with approval of the management of Vacation Break. In conducting its analysis, Montgomery first calculated the estimated future streams of free cash flows that Vacation Break would produce through 2007. Second, Montgomery estimated Vacation Break's terminal value at the end of fiscal year 2007 by applying a range of multiples and focusing on multiples of 8.0 to 9.0 to the estimated fiscal 2007 EBITDA of Vacation Break. Such cash flow streams and terminal values were discounted to present values by applying a range of rates and focusing on discount rates from 14% to 15%, chosen to reflect reasonable ranges of the cost of capital to Vacation Break. This analysis indicated an imputed aggregate valuation range of Vacation Break of $170.1 to 201.3 million.

     PREMIUMS PAID ANALYSIS. Montgomery reviewed the consideration paid in eighteen U.S. acquisitions announced since January 1, 1996 involving all stock consideration with a transaction value of between $100 and $500 million. Montgomery calculated the premiums paid in these transactions over the applicable stock price of the target company one day, one week and four weeks prior to the issuance of their oral opinion, and then calculated the mean and median of those premiums. Montgomery then applied the mean and median premiums so derived to the closing price of Vacation Break Common Stock on July 15, 1997 ($12.25), July 8, 1997 ($9.06) and June 16, 1997 ($8.63). This analysis indicated an implied equity valuation range of Vacation Break per share of $11.11 to $15.49. Based on this analysis, an application of the same mean and median premiums to the closing stock price of Vacation Break Common Stock one day, one week and four weeks prior to the announcement of the acquisition offer would be $14.00, $14.25 and $10.13 per share, respectively, with an implied equity valuation range per share of $13.05 to $19.09.

     CONTRIBUTION ANALYSIS. Using the Vacation Break Forecasts and the Fairfield Estimates, Montgomery reviewed the estimated contribution of Vacation Break and Fairfield to 1998 estimated revenues, earnings before interest and taxes ("EBIT"), pre-tax income and net income of the combined company. Montgomery then compared such contributions to the equity value of the combined company to be contributed by Vacation Break and Fairfield stockholders, respectively, assuming consummation of the Merger as described in the Merger Agreement. Such analysis indicated that Vacation Break stockholders would hold approximately 22.6% of the combined company's equity. Such analysis also indicated that Vacation Break would contribute approximately 37.8%, 37.4%, 32.6% and 33.3% of the combined companies' 1998 estimated revenues, EBIT, pre-tax income and net income, respectively. Montgomery's contribution analysis was only one component in its evaluation of the fairness of the transaction. The contribution analysis does not consider mitigating factors, such as Vacation Break's lawsuits, consistency of earnings or the growth potential of Vacation Break and Fairfield.

     PRO FORMA MERGER ANALYSIS. Using the Vacation Break Forecasts and the Fairfield Estimates, Montgomery compiled and reviewed pro forma financial information of the combined company, assuming consummation of the Merger as described in the Merger Agreement. Such analysis indicated that the Merger would be accretive to earnings per share of the combined company in 1998, without assuming operating synergies.

     While the foregoing summary describes all analyses and examinations that Montgomery deems material to its opinion, it is not a comprehensive description of all analyses and examinations actually conducted by Montgomery. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Montgomery believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Board of Directors of Vacation Break. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Montgomery's view of the actual value of Vacation Break.

     In performing its analyses, Montgomery made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Vacation Break and Fairfield. The analyses performed by Montgomery are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Montgomery's analysis of the financial fairness of the consideration to be received by the stockholders of Vacation Break pursuant to the Merger, and were provided to Vacation Break's Board of Directors in connection with the delivery of Montgomery's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Montgomery used in its analyses various projections of future performance prepared by the management of Vacation Break and obtained from third parties. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

     As described above, Montgomery's opinion and presentation to Vacation Break, which included discussion of the various analyses performed by Montgomery including its contribution analysis, were among the many factors taken into consideration by Vacation Break in making its determination to approve, and to recommend that its stockholders approve, the Merger.

     Pursuant to a letter agreement dated July 2, 1997 (the "Engagement Letter"), Vacation Break engaged Josephthal, along with Montgomery, to act as its financial advisors in connection with the Merger. Pursuant to the terms and conditions of the Engagement Letter, if the Merger is effected, Vacation Break is obligated to pay Josephthal and Montgomery a fee (to be made to and split equally between Josephthal and Montgomery) equal to 1.25% of total consideration up to $175 million, 1.75% of total consideration from $175 million to $200 million and 2.25% of total consideration over $200 million. The Board of Directors of Vacation Break was aware of this fee structure and took it into account in considering Montgomery's opinion and in approving the Merger Agreement and the transactions contemplated thereby. The Engagement Letter also calls for Vacation Break to reimburse Josephthal and Montgomery for their reasonable out-of-pocket expenses up to $75,000. Pursuant to a separate letter agreement, Vacation Break has agreed to indemnify both Josephthal and Montgomery, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

     In the ordinary course its business, both Josephthal and Montgomery actively trade the equity securities of Vacation Break for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of the material federal income tax consequences of the Merger. This summary is based on federal income tax laws, regulations, rulings and court decisions in effect on the date hereof, all of which are subject to change, retroactively or prospectively, and to differing interpretation. This summary does not address state, local or foreign tax consequences. In addition, this summary assumes that each share of Vacation Break Common Stock is held as a capital asset, and it does not discuss federal income tax consequences to categories of holders entitled to special tax treatment under the Code, including, without limitation, tax-exempt organizations, certain retirement plans, insurance companies, financial institutions, dealers in stocks and securities, foreign persons or stockholders who acquired shares pursuant to the exercise of an employee stock option or otherwise as compensation. No rulings will be sought from the Internal Revenue Service with respect to the federal income tax consequences of the Merger. Vacation Break stockholders are urged to consult their own tax advisers as to specific tax consequences of the Merger to them.

     OPINION REGARDING REORGANIZATION TREATMENT AND ANCILLARY CONSEQUENCES. Consummation of the Merger is subject to the condition (unless waived) that Vacation Break and Fairfield receive an opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., to the effect that, based on representation letters and certificates provided to counsel by Vacation Break, Fairfield and certain stockholders of Fairfield, and based on the assumptions and qualifications set forth in that opinion, for federal income tax purposes, (i) the Merger will be treated as a reorganization within the meaning of sections 368(a) and 368(a)(2)(E) of the Code, (ii) each of Vacation Break, Merger Sub and Fairfield will be a party to the reorganization within the meaning of section 368(b) of the Code, (iii) no gain or loss will be recognized by a stockholder of Vacation Break upon the exchange pursuant to the Merger of shares of Vacation Break solely for shares of Fairfield except for cash received in lieu of a fractional share, (iv) the basis of the Fairfield shares received by a stockholder pursuant to the Merger will be the same as the basis of the Vacation Break shares exchanged therefor (reduced by any amount allocable to a fractional share of Fairfield Common Stock for which cash is received), and (v) the holding period of the shares of Fairfield Common Stock received by a stockholder of Vacation Break pursuant to the Merger will include the holding period of the Vacation Break Common Stock exchanged therefor, provided those shares of Vacation Break Common Stock were held as capital assets as of the Effective Time of the Merger.

     CASH RECEIVED IN LIEU OF FRACTIONAL SHARES. Cash received in lieu of a fractional share of Fairfield Common Stock will be treated as received in redemption of that fractional share, and gain or loss will be recognized in an amount equal to the difference between the amount of cash received and the basis of the Vacation Break Common Stock allocable to that fractional share. That gain or loss will constitute capital gain or loss, and, in the case of individuals and certain other noncorporate holders of Vacation Break Common Stock, will be subject to a maximum federal income tax rate of (i) 20 percent in the case of Vacation Break Common Stock held more than 18 months as of the date of the exchange and (ii) 28 percent in the case of Vacation Break Common Stock held more than 12 months but not more than 18 months as of that date.

     BACKUP WITHHOLDING. Under the backup withholding rules, a holder of Fairfield Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends unless the stockholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under those rules will be credited against the stockholder's federal income tax liability and may be refunded if it exceeds that liability and the stockholder files an appropriate claim for refund. A stockholder who does not provide Fairfield with his or her correct taxpayer identification number or who otherwise does not establish an exemption, in addition to being subject to backup withholding, may be subject to penalties imposed by the Internal Revenue Service.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger is expected to be accounted for as a pooling of interests in accordance with generally accepted accounting principles. Under this method of accounting, the recorded assets and liabilities of Fairfield and Vacation Break will be carried forward to Fairfield at their historical recorded amounts after addressing any conformity issues; net income of Fairfield after the Merger will include the net income of Fairfield and Vacation Break for the entire fiscal year in which the Merger occurs, and the historical reported net income of the separate companies for prior periods will be combined and restated as net income of Fairfield after addressing any conformity issues. The Merger Agreement provides that a condition to the consummation of the Merger is the receipt of letters from Ernst & Young LLP and Coopers & Lybrand L.L.P. (the independent auditors of Fairfield and Vacation Break, respectively) to the effect that the Merger qualifies for pooling-of-interests accounting treatment.

     In connection with the Merger, the merged companies will incur certain transition costs currently estimated at $11.0 million, in connection with consummating the transaction and integrating the operations of Fairfield and Vacation Break. In addition, in connection with the preparation of the pro forma information included elsewhere in this Joint Proxy Statement/ Prospectus, management of Fairfield and Vacation Break have conformed certain differences in accounting practice (see "Unaudited Pro Forma Condensed Combined Financial Information"). Following the Merger, management of Fairfield expects to conduct a complete review of the accounting policies employed by Vacation Break, including the methods used to apply such policies, in order to identify the appropriate accounting practices to be applied by the Surviving Corporation; additionally, management of Fairfield will review, and when appropriate conform, the methods employed to develop and assess information used to make accounting estimates. Any adjustments or changes that may result from such reviews are expected to be recorded during the accounting period in which the Effective Time occurs, and may have a material effect on the results reported during such period.

MANAGEMENT AFTER THE MERGER

     Following consummation of the Merger, it is anticipated that Mr. Muller will be the only director of Vacation Break who becomes a member of the Fairfield Board. Pursuant to the Merger Agreement, Fairfield has agreed to cause Mr. Muller to be elected to the Fairfield Board promptly following the Effective Time. Mr. Muller, age 56, co-founded Vacation Break, and has served as Chairman of the Board and Chief Executive Officer since its inception in 1985, and as President of Vacation Break from its inception until May 1995. Mr. Muller is also the President, Chief Executive Officer and Director of each of Serenity Homes, Inc., a company engaged in the business of purchasing and developing for sale residential real property, Sea America, Inc., a company engaged in the business of owning and administering a fleet of fishing and recreational boats as part of a 400 member boat club and USA Today Realty, a full-service real estate brokerage firm. Mr. Muller has over 25 years of experience in the vacation/leisure industry. It is also anticipated that Messrs. Muller and Sheehan will resign as the Chairman and Chief Executive Officer and the President, respectively, of Vacation Break and all other executive officers of Vacation Break will remain in their current positions following the Effective Time until the expiration of their respective employment agreements. Thereafter, Fairfield may enter into consulting or employment agreements with one or more of Vacation Break's officers. See "Information regarding Vacation Break --Executive Compensation."

     The current directors and executive officers of Fairfield will continue to serve in such positions after the consummation of the Merger. The information contained in "Item 11. Executive Compensation" and "Item 13. Certain Relationships and Related Transactions" of Fairfield's Annual Report on Form 10-K for the year ended December 31, 1996 is hereby incorporated by reference herein. For information concerning the directors and executive officers of Fairfield, see "Management of Fairfield" and "Share Ownership of Management and Principal Stockholders of Fairfield."

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

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of the Board of Directors and management of Fairfield and Vacation Break have certain interests in the Merger that are different from, or in addition to, the interests of stockholders of Vacation Break, generally.
Such interests relate to or arise from, among other things, the terms of the Merger Agreement providing for the appointment of Ralph Muller to the Fairfield Board and the conversion of employee stock options and other rights granted to employees of Vacation Break, including executive officers, the indemnification of existing directors and officers of Vacation Break and Fairfield, and the terms of the Principal Stockholders Agreement providing for Fairfield and Vacation Break to use their reasonable efforts to obtain the release by the applicable lender of Ralph Muller and his spouse from guarantees of indebtedness of Vacation Break (of which Mr. Muller and his spouse are the only individuals who granted such guarantees), and for Fairfield to enter into the Registration Rights Agreement. All such additional interests are described below, to the extent material, and except as described below such persons have, to the knowledge of Fairfield and Vacation Break, no material interest in the Merger apart from those of stockholders generally. The Fairfield Board and the Vacation Break Board were each aware of these interests of their respective directors and officers and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "--Certain Executive Compensation and Other Employee-Related Matters in Connection with the Merger", "--Indemnification" and "Other Terms of the Merger and the Merger Agreement --Principal Stockholders Agreement" and "--Resale of Fairfield Common Stock."

     CERTAIN EMPLOYEE-RELATED MATTERS AND INDEMNIFICATION. For a discussion of various employment arrangements being entered into in connection with the Merger, and the effect of the Merger on employee benefit and stock plans, see "--Certain Executive Compensation and Other Employee-Related Matters in Connection with the Merger." For a discussion of indemnification and exculpation matters applicable to directors and officers of Vacation Break and Fairfield in connection with the Merger, see "--Indemnification."

CERTAIN EXECUTIVE COMPENSATION AND OTHER EMPLOYEE-RELATED MATTERS IN CONNECTION WITH THE MERGER

     EMPLOYMENT AGREEMENTS. Prior to the execution of the Merger Agreement, Vacation Break and each of its executive officers were parties to existing employment/severance agreements which provided for, among other things, the payment of severance amounts and benefits upon certain terminations of employment. Pursuant to the Principal Stockholders Agreement, Messrs. Muller and Sheehan have agreed to waive any severance that would otherwise be payable under their existing employment agreements and to certain restrictions on competition with Vacation Break, disclosure of confidential information, and solicitation of employees of Fairfield or Vacation Break. See "Other Terms of the Merger and the Merger Agreement --Principal Stockholders Agreement." After the expiration of their employment agreements, Fairfield may enter into consulting or employment agreements with one or more of Vacation Break's executive officers. For a discussion of Vacation Break's existing employment agreements with its executive officers and related executive compensation matters, see "Information regarding Vacation Break --Executive Compensation."

     EFFECT OF THE MERGER ON STOCK OPTION PLANS. In accordance with the Merger Agreement and the terms of the employee stock options granted under Vacation Break's 1995 Stock Option Plan and Directors' Option Plan, as of the Effective Time, all outstanding options under such option plans will be assumed by Fairfield and constitute Assumed Options. The Assumed Options will each be deemed to constitute an option to acquire (on the same terms and conditions as were applicable under such option, including vesting) the number of shares of Fairfield Common Stock (rounded to the nearest whole share) equal to the product of the Exchange Ratio multiplied by the number of shares of Vacation Break Common Stock subject to such option immediately prior to the Effective Time, at a price per share of Fairfield Common Stock equal to (i) the aggregate exercise price for the shares of Vacation Break Common Stock otherwise purchasable pursuant to such Vacation Break option, divided by (ii) the aggregate number of shares of Fairfield Common Stock deemed purchasable pursuant to such option.
The Merger Agreement provides that all options assumed by Fairfield, in accordance with their existing terms, will vest as of the Effective Time and such options will be exercisable in accordance with their terms.

INDEMNIFICATION

     The Merger Agreement provides that the indemnification provisions of the by-laws and articles of incorporation of the Surviving Corporation will not be amended or otherwise modified in any manner that would adversely affect the rights of individuals who at the Effective Time were directors, officers, employees or agents of Vacation Break or any of its subsidiaries. In addition, the Merger Agreement requires Fairfield and the Surviving Corporation, jointly and severally, to indemnify each present and former director or officer of Vacation Break or any of its subsidiaries to the same extent provided in Vacation Break's articles of incorporation or by-laws or in any applicable agreement for a period of six years from the date of the Merger Agreement. Fairfield or the Surviving Corporation are also required to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Vacation Break's directors' and officers' liability insurance policy on terms no less advantageous than those now applicable to such persons, unless the premium for such coverage exceeds 200% of the annual premium paid by Vacation Break for such coverage, in which case Fairfield or the Surviving Corporation are required to purchase the greatest coverage available for 200% of such annual premium.


               OTHER TERMS OF THE MERGER AND THE MERGER AGREEMENT

GENERAL

     The Fairfield Board and the Vacation Break Board have approved the Merger Agreement, which provides for the Merger to occur at the Effective Time, with Vacation Break continuing as the surviving corporation and, as a result of the Merger, becoming a wholly-owned subsidiary of Fairfield. This section of the Joint Proxy Statement/Prospectus, together with other sections of this Joint Proxy Statement/Prospectus, describes certain material terms of the proposed Merger, including certain material terms of the Merger Agreement and the Principal Stockholders Agreement, and together with the other sections of this Joint Proxy Statement/Prospectus describes the material terms of the proposed Merger. The description of the Merger and the Merger Agreement contained in this Joint Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A and which is incorporated herein by reference. All stockholders of Fairfield and Vacation Break are urged to carefully read the Merger Agreement in its entirety.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     The conversion of Vacation Break Common Stock into the right to receive Fairfield Common Stock will occur automatically at the Effective Time. As soon as practicable after the Effective Time, Boston EquiServe, L.P., or another bank or trust company reasonably acceptable to Vacation Break, in its capacity as Exchange Agent (the "Exchange Agent"), will send a transmittal letter to each former Vacation Break stockholder. The transmittal letter will contain instructions with respect to the surrender of certificates previously representing Vacation Break Common Stock to be exchanged for Fairfield Common Stock.

     VACATION BREAK STOCKHOLDERS SHOULD NOT FORWARD VACATION BREAK STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. VACATION BREAK STOCKHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     After the Effective Time, each certificate that previously represented shares of Vacation Break Common Stock will represent only the right to receive the Fairfield Common Stock into which such shares were converted in the Merger and the right to receive cash in lieu of fractional shares of Fairfield Common Stock as described below.

     Holders of certificates previously representing Vacation Break Common Stock will not be paid dividends or distributions on the Fairfield Common Stock into which such shares have been converted with a record date after the Effective Time, and will not be paid cash in lieu of fractional shares of Fairfield Common Stock, until such certificates are surrendered to the Exchange Agent for exchange. When such certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of Fairfield Common Stock payable as described below will be paid without interest.

     In the event of a transfer of ownership of Vacation Break Common Stock which is not registered in the transfer records of Vacation Break, a certificate representing the proper number of shares of Fairfield Common Stock may be issued to a person other than the person in whose name the certificate so surrendered is registered if such certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Fairfield Common Stock to a person other than the registered holder of such certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

     All shares of Fairfield Common Stock issued upon conversion of shares of Vacation Break Common Stock (including any cash paid in lieu of any fractional shares of Fairfield Common Stock), will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Vacation Break Common Stock.

     No fractional shares of Fairfield Common Stock will be issued to any Vacation Break stockholder upon surrender of certificates previously representing Vacation Break Common Stock. For each fractional share that would otherwise be issued, the Exchange Agent will make available to such stockholders an amount in cash equal to (i) each such stockholder's pro rata share of the proceeds of the sale by the Exchange Agent of the whole shares of Fairfield Common Stock delivered by Fairfield to the Exchange Agent for distribution in excess of the aggregate number of whole shares to be distributed to holders of Vacation Break Common Stock or, (ii), at the option of Merger Sub, exercised prior to the Effective Time, the product obtained by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing price for a share of Fairfield Common Stock on the NYSE Composite Transaction Tape on the Closing Date.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     Each party's obligation to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of various conditions which include, in addition to other customary closing conditions, the following:

          (i)  the Stockholder Approvals shall have been obtained;

          (ii) no judgment, order, decree, statute, law, ordinance, rule, regulation, temporary restraining order, injunction or other order enacted, entered, promulgated, enforced or issued by any court or other governmental entity or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect;

          (iii) there shall not be pending any suit, action or proceeding brought by any governmental entity (a) seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or seeking to obtain any material damages, (b) seeking to prohibit or limit the ownership or operation by Vacation Break, Fairfield or any of their respective subsidiaries of any material portion of the business or assets of Vacation Break, Fairfield or any of their respective subsidiaries or to compel Vacation Break, Fairfield or any of their respective subsidiaries to dispose of or hold separate any material portion of their business or assets or (c) which otherwise could reasonably be expected to have a material adverse effect on Vacation Break or Fairfield;

          (iv) the Registration Statement of which this Joint Proxy Statement/Prospectus is a part shall have become effective and shall not be the subject of any stop order or proceedings seeking a stop order;

          (v) the shares of Fairfield Common Stock issuable to Vacation Break's stockholders pursuant to the Merger Agreement, and to the appropriate persons pursuant to the Supplemental Warrant Agreements and Assumed Options shall be approved for listing on the NYSE, subject to official notice of issuance;

          (vi) Fairfield and Vacation Break shall each have received letters dated as of the Closing Date from Ernst & Young LLP and Coopers & Lybrand L.L.P. (the independent auditors of Fairfield and Vacation Break, respectively) to the effect that the Merger qualifies for pooling-of-interests accounting treatment;

          (vii) Fairfield and Vacation Break shall have received from Vacation Break's counsel, on or prior to the Closing Date, an opinion to the effect that (a) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (b) Fairfield, Merger Sub and Vacation Break will each be a party to that reorganization within the meaning of Section 368(b) of the Code; (c) no gain or loss will be recognized by the stockholders of Vacation Break upon their exchange of Vacation Break Common Stock into Fairfield Common Stock except for cash received in lieu of fractional shares; (d) the basis of the shares of Fairfield Common Stock received by a stockholder of Vacation Break pursuant to the Merger will be the same as the basis of the shares of Vacation Break Common Stock exchanged therefor; and (e) the holding period of the shares of Fairfield Common Stock received by a stockholder of Vacation Break pursuant to the Merger will include the holding period of the Vacation Break Common Stock exchanged therefor, provided those shares of Vacation Break Common Stock were held as capital assets as of the Effective Time (see "The Merger --Certain Federal Income Tax Consequences"); and

          (viii) Fairfield and Vacation Break shall have obtained all required consents.

     In addition, each party's obligation to effect the Merger is subject to the following additional conditions (any of which may be waived by such party):

          (i) the representations and warranties of the other party to the Merger Agreement set forth in the Merger Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of such other party set forth in the Merger Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date;

          (ii) the other party to the Merger Agreement shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date; and

          (iii) at any time after the date of the Merger Agreement there shall not have occurred any material adverse change relating to the other party.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of Fairfield and Vacation Break: (i) by mutual written consent of Fairfield and Vacation Break;
(ii) by either Fairfield or Vacation Break, if the Merger has not been consummated by December 31, 1997; unless the failure to consummate the Merger is the result of a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; (iii) by either Fairfield or Vacation Break, if any Stockholder Approval has not been obtained at a Special Meeting; (iv) by either Fairfield or Vacation Break, if any judgment, order, decree, statute, law, ordinance, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition (collectively, "Restraints") preventing the consummation of the Merger shall be in effect or if any governmental entity has taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger or any of the transactions contemplated by the Merger Agreement and such Restraint or other action shall have become final and nonappealable; (v) by Vacation Break, if on the date that is 2 business days before the Closing Date the closing price for a share of Fairfield Common Stock as reported on the NYSE Composite Transaction Tape is less than $19 3/4; provided, however, if on that date the Standard and Poor's Composite Index of 500 Stocks has decreased since the date of the Merger Agreement, then such closing price must be less than the product of (a)
24 11/16 multiplied by (b) the difference of 80 percent less the percentage decrease of such index; (vi) by Fairfield, if before the Closing Date certain litigation and other proceedings and investigations commenced by the Attorneys General of New York, Massachusetts, Texas, North Carolina, Connecticut, West Virginia, New Mexico, Wisconsin, Minnesota, Illinois, Washington and Michigan with respect to Vacation Break's marketing practices have not been dismissed or settled on substantially the same terms as, or terms no less favorable than, the terms previously approved by Fairfield; (vii) by Vacation Break, if prior to the approval of the Merger Agreement by the Vacation Break stockholders the Vacation Break Board determines in good faith, after it has received a Vacation Break Superior Proposal (as defined below), that it is necessary to withdraw or modify its recommendation of the Merger or the Merger Agreement in order to comply with its fiduciary duties or that there is not a substantial probability that the adoption of the Merger Agreement will be obtained due to the existence of a Vacation Break Superior Proposal (as defined below); (viii) by Fairfield, if the Vacation Break Board or any committee thereof (1) has withdrawn or modified in any manner adverse to Fairfield its approval or recommendation of the Merger Agreement or the Merger, (2) has failed to reconfirm such recommendation within 15 business days of Fairfield's written request, (3) has approved or recommended any Vacation Break Takeover Proposal (as defined below) or (4) has resolved to take any of the actions specified in clause (1), (2) or (3); or (ix) by Fairfield, if Vacation Break or any of its officers, directors, employees, representatives or agents has taken any of the actions that would be proscribed by the covenant described under "--No Solicitation" below but for the exceptions therein allowing certain actions to be taken pursuant to the proviso in the first paragraph thereof or the second sentence of the second paragraph thereof. A "Vacation Break Takeover Proposal" is a proposal relating to an acquisition of 20% or more of Vacation Break's and its subsidiaries' assets or 20% or more of any class of equity securities of Vacation Break or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person owning 20% or more of any class of equity securities of Vacation Break or any of its subsidiaries or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Vacation Break or any of its subsidiaries. A "Vacation Break Superior Proposal" is a proposal made by a third party to acquire, for consideration consisting of cash and/or securities, more than 50% of the shares of Vacation Break Common Stock or all or substantially all of the assets of Vacation Break, on terms that the Vacation Break Board determines in good faith to be more favorable to its stockholders than the Merger and for which financing, to the extent required, is then committed or, in the good faith judgment of the Vacation Break Board, is reasonably capable of being obtained.

TERMINATION FEE

     The Merger Agreement provides that if a Vacation Break Takeover Proposal is made known to Vacation Break or any of its subsidiaries or has been made directly to its stockholders generally or any person shall have publicly announced an intention to make a Vacation Break Takeover Proposal and thereafter the Merger Agreement is terminated pursuant to the provisions described in clause (iii) (with respect to the Vacation Break Stockholder Approval), (vii), or (viii) under "--Termination" above, then Vacation Break, within 10 days of the termination, must pay Fairfield a termination fee of $7.5 million (the "Termination Fee").

     The Merger Agreement further provides that if the Termination Fee is payable and Vacation Break fails to pay the Termination Fee when due, Vacation Break must pay Fairfield its costs and expenses in connection with any action taken to collect payment that results in a judgment against Vacation Break for the Termination Fee, together with interest on the amount of the Termination Fee.

NO SOLICITATION

     The Merger Agreement provides that Vacation Break shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any Vacation Break Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Vacation Break Takeover Proposal; provided, however, that if, at any time prior to the adoption of the Merger Agreement by the holders of Vacation Break Common Stock, the Vacation Break Board determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to Vacation Break's stockholders under applicable law, Vacation Break may, in response to a Vacation Break Takeover Proposal which was not solicited by it or which did not otherwise result from a breach of the provisions described in this paragraph,
(x) furnish information with respect to Vacation Break and its subsidiaries to any person pursuant to a customary confidentiality agreement and (y) participate in negotiations regarding such Vacation Break Takeover Proposal.

     Except as expressly permitted by the Merger Agreement, neither the Vacation Break Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Fairfield, the approval or recommendation by such Board of Directors or such committee of the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Vacation Break Takeover Proposal or (iii) cause Vacation Break to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Vacation Break Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the approval of the Merger Agreement by the holders of Vacation Break Common Stock
(x) the Vacation Break Board determines in good faith, after it has received a Vacation Break Superior Proposal and after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to Vacation Break's stockholders under applicable law, the Vacation Break Board may withdraw or modify its approval or recommendation of the Merger or the Merger Agreement, or (y) the Vacation Break Board determines in good faith that there is not a substantial probability that the adoption of the Merger Agreement by holders of Vacation Break Common Stock will be obtained due to the existence of a Vacation Break Superior Proposal, the Vacation Break Board may approve or recommend such Vacation Break Superior Proposal or terminate the Merger Agreement, but in each of the cases set forth in this clause (y) only at a time that is after the fifth business day following Fairfield's receipt of written notice advising Fairfield that the Vacation Break Board has received a Vacation Break Superior Proposal, specifying the material terms and conditions of such Vacation Break Superior Proposal and identifying the person making such Vacation Break Superior Proposal. See "Other Terms of the Merger and the Merger Agreement --Termination."

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

CONDUCT OF BUSINESS PENDING MERGER

     Pursuant to the Merger Agreement, Fairfield and Vacation Break have each agreed to carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Merger Agreement. In addition, Vacation Break has agreed that, among other things and subject to certain exceptions, neither it nor any of its subsidiaries may:

          (i) (A) set aside for payment or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, stock or property) in respect of, any of its capital stock or otherwise make any payments to stockholders in their capacity as such, except for dividends by a direct or indirect wholly owned subsidiary of Vacation Break to its parent, (B) split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire or propose to redeem, purchase or acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such securities or other securities;

          (ii) except for shares issued upon exercise of options outstanding as of the date of the Merger Agreement or the Warrants under the Warrant Agreement, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any shares of its capital stock of any class (including the Vacation Break Common Stock), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for, Vacation Break Common Stock outstanding on the date hereof;

          (iii) amend its articles of incorporation, bylaws or other comparable charter or organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its subsidiaries;

          (iv) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to Vacation Break;

          (v) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any properties or assets, except sales of inventory in the ordinary course of business consistent with past practice, disposition of obsolete assets or assets no longer used in its business, and encumbrance of mortgages receivable pursuant to existing credit facilities in accordance with paragraph (vii) below;

          (vi) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or entity or enter into any arrangement having the economic effect of any of the foregoing, except borrowings under existing credit facilities and other borrowings in the ordinary course up to $3.0 million after the date of the Merger Agreement, or (B) make any loans, advances or capital contributions to, or investments in, any other person or entity, other than (1) to Vacation Break or any of its direct or indirect wholly owned subsidiaries or (2) advances to officers and employees of Vacation Break for travel, business and entertainment or relocation expenses in accordance with past practice;

          (vii) except in the ordinary course of business, make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $250,000;

          (ix) make any material tax elections or settle or compromise any material tax liability;

          (x) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities less than $100,000 or reflected or reserved against in, or contemplated by, the financial statements of Vacation Break included in reports or other documents of Vacation Break filed with SEC ("Vacation Break Filed SEC Documents") (or the notes thereto) or incurred in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which it is a party;

          (xi) except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which it is a party or waive, release or assign any material rights or claims;

          (xii) except as required to comply with applicable law, (A) adopt, enter into, terminate or amend any benefit plan or other arrangement for the benefit or welfare of any director, officer or current or former employee, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses in the ordinary course of business consistent with past practice), (C) pay any benefit not provided for under any benefit plan, (D) except as permitted in clause (B), grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreement or awards made thereunder) or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

          (xiii) make any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles;

          (xiv) take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and Vacation Break will use all reasonable efforts to achieve that result;

          (xv) (A) other than in the ordinary course of business consistent with past practices, and as approved by the Vacation Break Board, (1) grant any increases in the base compensation of any of its directors, officers or key employees, (2) pay or agree to pay any material pension, retirement allowance or other employee benefit not required by any of the employee plans or benefit arrangements as in effect on the date hereof to any such director, officer or key employees, whether past or present, or (3) grant any increase in the commissions payable to its sales agents, or (B) (1) enter into any new or amend any existing employment or severance agreement with any director, officer or key employee of Vacation Break or any of its subsidiaries, or (2) except as may be required to comply with applicable law, become obligated under any new employee plan or benefit arrangement which was not in existence on the date hereof, or amend any such employee plan or benefit arrangement in existence on the date hereof if such amendment would have the effect of accelerating or materially enhancing any benefits thereunder;

          (xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Vacation Break or any of its subsidiaries (other than the Merger);

          (xvii) enter into any agreement providing for acceleration of payment of any material obligation or performance of any material benefit or payment or other consequence as a result of a change of control of Vacation Break or its subsidiaries;

          (xviii) except as disclosed in the current capital budget which Vacation Break delivered to Fairfield, enter into any contract, arrangement or understanding requiring the lease or purchase of equipment, materials, supplies or services over a period greater than 12 months, which is not cancelable without penalty on 30 days' or less notice;

          (xix) authorize any of, or commit or agree to take any of, the foregoing actions; or

          (xx) take any action that (without regard to any action taken or agreed to be taken by Fairfield or any of its affiliates) would prevent Fairfield from accounting for the business combination to be effected by the Merger as a pooling of interests.

     Subject to certain exceptions, Fairfield has agreed that, among other things, neither it nor any of its subsidiaries may:

          (i) (A) set aside for payment or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, stock or property) in respect of, any of its capital stock or otherwise make any payments to stockholders in their capacity as such, except for dividends by a direct or indirect wholly owned subsidiary of Fairfield to its parent,
     (B) split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire or propose to redeem, purchase or acquire any shares of its capital stock (including shares of Fairfield Common Stock) or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (ii) except for (A) shares of Fairfield Common Stock issued (1) upon exercise of options and warrants granted under existing stock option and warrant plans; (2) under Fairfield's plan of reorganization and related agreements and settlements; and (3) under the employee stock purchase plan;
     (B) granting of options, warrants or rights under the plans described in
     (A)(1) and (A)(3) above; or (C) repurchasing Fairfield Common Stock pursuant to an existing restricted stock plan; issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (a) any shares of its capital stock of any class (including shares of Fairfield Common Stock), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock, or (b) any other securities in respect of, in lieu of, or in substitution for, shares of Fairfield Common Stock outstanding on the date hereof;

          (iii) except as contemplated under the Merger Agreement, amend Fairfield's certificate of incorporation or bylaws;

          (iv) acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to Fairfield; provided, however, Fairfield or its subsidiaries may acquire any such business, assets or entity or division thereof if (1) it does not exceed 15 percent of the total assets of Fairfield and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed business combination to be accounted for as a pooling of interests, this condition will be met if the number of common shares exchanged or to be exchanged by Fairfield does not exceed 15 percent of its total common shares outstanding at the date the combination is initiated) or (2) Fairfield and its subsidiaries' proportionate share of the total assets (after intercompany eliminations) of any such business, assets, person or division does not exceed 15 percent of the total assets of Fairfield and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

          (v) make any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles;

          (vi) take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and Fairfield will use all reasonable efforts to achieve that result;

          (vii) authorize any of, or commit or agree to take any of, the foregoing actions;

          (viii) take any action that (without regard to any action taken or agreed to be taken by Vacation Break or any of its affiliates) would prevent Fairfield from accounting for the business combination to be effected by the Merger as a pooling of interests;

          (ix)  purchase shares of Vacation Break Common Stock.

AMENDMENT AND WAIVER

     Subject to applicable law: (i) the Merger Agreement may be amended by an instrument in writing signed on behalf of each party at any time (except that after the Merger Agreement shall have been approved and adopted by the stockholders of Vacation Break, no amendment may be entered into which requires further approval by such stockholders unless such further approval is obtained) and (ii) at any time prior to the Effective Time, the parties may, by written instrument signed on behalf of each party, (a) extend the time for performance of the obligations of the other party to the Merger Agreement, (b) waive inaccuracies in representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto and (c) waive (subject to the parenthetical in clause (i)) compliance with any agreements or conditions for their respective benefit contained in the Merger Agreement.

     Pursuant to Section 607.1103 of the FBCA, no amendment to the Merger Agreement made subsequent to the approval of the Merger Agreement by the stockholders of Vacation Break may alter or change the amount or kind of shares, securities, cash, property or rights to be received by such stockholders in the Merger, change any other terms and conditions of the Merger Agreement if such change would materially and adversely affect Vacation Break or the holders of any class or series of stock of Vacation Break or, subject to limited exceptions, change any term of the articles of incorporation of Vacation Break without stockholder approval.

EXPENSES

     Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, except as described under "--Termination" above and except that Fairfield and Vacation Break will share equally the expenses incurred in connection with the filing, printing and mailing of this Joint Proxy Statement/Prospectus.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains customary mutual representations and warranties relating to, among other things, (i) corporate organization and similar corporate matters; (ii) subsidiaries; (iii) the capital structures of each of Vacation Break and Fairfield; (iv) authorization, execution, delivery, performance and enforceability of, and required consents, approvals, orders and authorizations of governmental authorities relating to, the Merger Agreement and related matters; (v) documents filed by each of Fairfield and Vacation Break with the SEC, the accuracy of information contained therein and the absence of undisclosed liabilities of each of Fairfield and Vacation Break; (vi) the accuracy of information supplied by each of Fairfield and Vacation Break in connection with the Registration Statement and this Joint Proxy Statement/Prospectus; (vii) absence of material changes or events with respect to each of Vacation Break and Fairfield; (viii) the absence of material litigation; (ix) compliance with applicable laws; (x) retirement and other employee plans and matters relating to the Employees Retirement Income Security Act of 1974, as amended; (xi) the absence of any collective bargaining agreement, union organizing effort, labor strikes or other labor troubles; (xii) filing of tax returns and payment of taxes; (xiii) required stockholder votes;
(xiv) the absence of any "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code); (xv) engagement and payment of fees of brokers, investment bankers, finders and financial advisors; (xvi) sales of VOIs at each resort property, condition of resort properties and VOIs held for sale, title to material properties and assets, absence of liens, validity and absence of defaults under material leases; (xvii) absence of material claims under any customer warranties; (xviii) absence of violations of any environmental laws, possession of all required environmental permits, absence of any cleanup liability and related matters; (xix) adequacy of insurance coverage; (xx) validity and collectability of mortgages receivable; and (xxi) the satisfaction of certain state takeover statutes requirements.

PRINCIPAL STOCKHOLDERS AGREEMENT

     GENERAL. Concurrently with the execution and delivery of the Merger Agreement, Fairfield and Merger Sub entered into the Principal Stockholders Agreement with the Principal Stockholders pursuant to which, among other things, the Principal Stockholders agreed, subject to certain limitations, (i) to vote all of the shares of Vacation Break Common Stock held by them for approval of the Merger Agreement at the Vacation Break Stockholders Meeting, (ii) to not compete with or solicit employees of Vacation Break under certain conditions, and (iii) to indemnify Fairfield and its subsidiaries, including

Vacation Break of any Indemnified Matter. The following is a summary of certain provisions of the Principal Stockholders Agreement.

     VOTING AGREEMENT. Subject to the limitations relating to the duties of Messrs. Muller and Sheehan as a director or officer of Vacation Break described below, each of the Principal Stockholders has agreed, at the Vacation Break Stockholders Meeting or any meeting of the stockholders of Vacation Break, however called, and in any action by consent of the stockholders of Vacation Break, to vote all of the shares of Vacation Break Common Stock beneficially owned by such Principal Stockholder and entitled to vote (i) for approval of the Merger Agreement and the other transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Vacation Break under the Merger Agreement or may result in any of the conditions to Vacation Break's obligations under the Merger Agreement not being fulfilled and (iii) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of Vacation Break. Subject to the same limitations, the Principal Stockholders have also agreed not to solicit, encourage or recommend to other holders of Vacation Break Common Stock that those holders (a) vote their shares of Vacation Break Common Stock in any manner that would, directly or indirectly, impede or adversely affect stockholder approval of the Merger Agreement and the other transactions contemplated by the Merger Agreement, (b) at the Vacation Break Stockholders Meeting, abstain from voting, or otherwise fail to vote, their shares of Vacation Break Common Stock, (c) sell, transfer, tender or otherwise dispose of their shares of Vacation Break Common Stock or (d) exercise any dissenters' appraisal or other similar rights. The foregoing obligations of each of Messrs. Muller and Sheehan are subject to his obligation to faithfully discharge his duties as a director or an officer of Vacation Break; PROVIDED, HOWEVER, if Vacation Break has not terminated the Merger Agreement in connection with a Vacation Break Superior Proposal pursuant to the provisions of the Merger Agreement described in clause (vii) under "--Termination," each such Principal Stockholder must vote his shares as described above.

     TRANSFER OF SHARES. Until the close of business on the date on which results covering at least 30 days of combined operations of Fairfield and Vacation Break have been published by Fairfield, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report filed with the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes those combined results of operations (a "Combined Operations Filing"), none of the Principal Stockholders will, directly or indirectly, (a) sell, assign, transfer, pledge, encumber or otherwise dispose of any of their shares of Vacation Break Common Stock or the shares of Fairfield Common Stock into which such shares are converted or exchanged pursuant to the Merger Agreement, (b) deposit any of such shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such shares or grant any proxy or power of attorney with respect thereto or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer or other disposition of any of such shares, other than in connection with certain existing options to purchase a portion of such shares and to maintain existing pledges of a portion of such shares.

     NON-COMPETITION. For a period of one year following the Effective Time, or if employed by or otherwise engaged to provide services to Fairfield or any of its subsidiaries or elected to the Fairfield Board, during such employment, engagement, or tenure on the Fairfield Board and for a period of one year after the termination of that employment, engagement, or tenure on the Fairfield Board, neither of Muller or Sheehan will directly or indirectly, engage in or have any interest in any entity that, directly or indirectly, engages in sales of leads for vacation ownership marketing, marketing or sales of VOIs, vacation packages, or other travel or vacation related services or products and any other business or activity in which Vacation Break and its subsidiaries is engaged in the State of Florida with respect to marketing or sales of vacation ownership interests or timeshares, and in any geographic area in which Vacation Break and its subsidiaries presently conduct any part of their businesses with respect to all other aspects of their businesses that are conducted in that area, subject to certain exceptions for their involvement with or investment in Fairfield, companies which are part of Fairfield's consolidated group, publicly traded companies and Ralph Muller's continued investment in or involvement with certain companies.

     NONDISCLOSURE. Neither of Muller or Sheehan will divulge, communicate, use to the detriment of Fairfield or its subsidiaries (including, without limitation, Vacation Break and its subsidiaries) or for the benefit of any other person or persons, or misuse in any way, any confidential information pertaining to the business of Fairfield and its subsidiaries (including, without limitation, Vacation Break and its subsidiaries). For these purposes, confidential information means proprietary information known or disclosed to Ralph Muller or Kevin Sheehan, as applicable, as a consequence of or through his employment by Vacation Break or Fairfield or any of their respective subsidiaries or service as a director of Vacation Break or Fairfield or any of their respective subsidiaries or as a consequence of the Merger and all related transactions (including information conceived, originated, discovered or developed by Ralph Muller or Kevin Sheehan, as applicable) at any time, and not known to the general public, about Fairfield and its subsidiaries, Vacation Break and its subsidiaries, and their respective businesses.

     NONSOLICITATION OF EMPLOYEES. Muller and Sheehan have each agreed that, for a period of two years following the Effective Time, or if he is employed by or otherwise engaged to provide services to Fairfield or any of its subsidiaries or elected to the Fairfield Board, during such employment, engagement or tenure on the Fairfield Board and for a period of two years thereafter, he will not directly or indirectly, for himself or for any business or other person or entity, employ or attempt to employ, or enter into any contractual arrangement with any employee or sales agent or former employee or former sales agent of Fairfield or Vacation Break or their respective subsidiaries (except with respect to one individual), unless such person has not been employed or otherwise engaged by Fairfield or Vacation Break or their respective subsidiaries for a period in excess of six months.

     INDEMNIFICATION OF FAIRFIELD. Subject to the limitations on liability described below, the Principal Stockholders have agreed that Muller and R&A, jointly and severally as a group, and Sheehan, severally and not jointly, will indemnify and hold Fairfield and its subsidiaries (including, without limitation, Vacation Break and its subsidiaries) (each an "Indemnified Person") harmless from and against the sum of (1) 75% of any and all losses, deficiencies, liabilities and damages incurred or suffered by an Indemnified Person resulting from or arising out of the matters that are the subject of the Indemnified Matters, plus (2) 25% of all Litigation Expenses (as defined below) incurred by any Indemnified Person in connection with or as a result of any Indemnified Matter in excess the reserve for the Indemnified Matter, if any, that is reflected in Vacation Break's consolidated financial statements at June 30, 1997 (the sum of (1) and (2) are referred to as an "Indemnifiable Loss"). Litigation Expenses means all reasonable legal, investigatory, expert and similar fees and expenses, witness fees, transcript costs, court costs, appeal bonds, appeal bond premiums and printing costs related to the defense of an Indemnified Matter.

     The maximum liability of Muller and R&A, as a group, and Sheehan under their indemnity with respect to an Indemnified Matter is 80% and 20%, respectively, of the Maximum Amount for that Indemnified Matter. The aggregate of the Maximum Amounts for all of the Indemnified Matters is $7.0 million; which amounts may be more or less than the actual liability that Vacation Break may incur. Any obligation under this indemnity will be satisfied by payment of Holdback Shares (as defined below) from the escrow account for the Holdback Shares established under the Escrow Agreement (the "Escrow Account") valued at the Share Value (as defined below) unless some or all of the Holdback Shares have been sold or otherwise disposed of in accordance with the Principal Stockholders Agreement, in which case the payment will be made first from the cash held in the Escrow Account and then from the Holdback Shares in accordance with the Escrow Agreement. For these purposes, Share Value means the closing price of a share of Fairfield Common Stock on the New York Stock Exchange (or, if not quoted on the New York Stock Exchange, on the principal national securities exchange upon which the Fairfield Common Stock is then traded) on the business day immediately preceding the Closing Date, as such price may be equitably adjusted after that date to give effect to any stock split, dividend, or combination or reclassification of Fairfield's capital stock.

     SECURITY FOR INDEMNIFICATION OF FAIRFIELD. As security for the agreement by the Principal Stockholders to indemnify and hold the Indemnified Persons harmless under the Principal Stockholders Agreement and the sole source of payment of any claim under such indemnity, at the Effective Time the Principal Stockholders have agreed to place in the Escrow Account with the Escrow Agent, certificates representing the Holdback Shares. The number of Holdback Shares will be equal to $7.0 million divided by the Share Value. All cash dividends paid on the Holdback Shares and all shares of Fairfield Common Stock or other securities issued or distributed to the Principal Stockholders with respect to the Holdback Shares as a result of any stock split, stock dividend, or combination or reclassification of or in respect of Fairfield's capital stock, together with any associated share purchase rights are also required to be deposited in the Escrow Account. Ralph Muller and R&A have agreed to deposit 80% and Kevin Sheehan has agreed to deposit 20% of the Holdback Shares in the Escrow Account. The number of Holdback Shares (valued at the Share Value) plus any proceeds from any such shares that are sold or otherwise disposed of in market transactions in accordance with the provisions of the Escrow Agreement, plus any other securities or other cash amounts required to be deposited in the Escrow Account that are received in respect of such shares or other cash amounts, that may be applied to the Principal Stockholders' Indemnification obligations may not exceed the Maximum Amount with respect to any Indemnified Matter.

ESCROW AGREEMENT

     The Escrow Agreement will govern the procedure for the satisfaction of any claims for indemnification pursuant to the Principal Stockholders Agreement.

STOCK EXCHANGE LISTING

     It is a condition to the Merger that the shares of Fairfield Common Stock to be issued in the Merger and under certain Vacation Break stock options and warrants be approved for listing on the NYSE, subject to official notice of issuance.

RESALE OF FAIRFIELD COMMON STOCK

     The Fairfield Common Stock issued pursuant to the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Vacation Break stockholder who may be deemed to be an "affiliate" of Fairfield or Vacation Break for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling-of-interests accounting treatment. It is expected that each such affiliate will enter into an agreement with Fairfield providing that such affiliate will not transfer any Fairfield Common Stock received in the Merger except in compliance with the Securities Act and will make no disposition of any Fairfield Common Stock (or any interest therein) received in connection with the Merger unless, in the opinion of counsel to Fairfield, the transaction will not have any adverse consequences for Fairfield with respect to the treatment of the Merger for tax purposes. In addition, it is expected that each such affiliate will agree not to make any such disposition until after Fairfield has made a Combined Operations Filing. Pursuant to the Merger Agreement, holders of 5% or more of Vacation Break Common Stock, their family members and affiliated persons of Vacation Break, in connection with the opinion of counsel to Vacation Break regarding the U.S. federal income tax consequences of the Merger (see "--Certain Federal Income Tax Consequences"), will be required to agree not to sell, transfer or otherwise dispose, for a period of one year after the Effective Date, of their proportionate share of the number of shares of Fairfield Common Stock to be issued in the Merger (exclusive of Holdback Shares) equal to (i) 50% of the total number of those shares reduced by (ii) all or part of those shares issued to the public stockholders of Vacation Break. This Joint Proxy Statement/Prospectus does not cover resales of Fairfield Common Stock received by any person who may be deemed to be such an affiliate of Fairfield or Vacation Break.

     Pursuant to the Principal Stockholders Agreement, Fairfield and the Principal Stockholders have agreed to enter into a Registration Rights Agreement at the Effective Time. The Principal Stockholders will be entitled under the Registration Rights Agreement, subject to the conditions set forth therein as described below, to require Fairfield, at any time after Fairfield has made a Combined Operations Filing, to register the shares of Fairfield Common Stock received by the Principal Stockholders pursuant to the Merger, in accordance with the provisions of the Securities Act for an offering to be made on a delayed or continuous basis pursuant to Rule 415 thereunder. Fairfield will be required to use its reasonable efforts to keep such registration continuously effective until the earlier of (i) the date on which the Principal Stockholders have disposed of all such shares of Fairfield Common Stock, (ii) the date on which the Principal Stockholders may resell such shares pursuant to Rule 144 without complying with the provisions of paragraphs (c), (e), (f) and (h) of Rule 144, or (iii) 36 months after the SEC declares such registration effective. The Principal Stockholders will also have certain "piggyback" registration rights to require Fairfield to include their shares in any registration of Fairfield Common Stock under the Securities Act which Fairfield intends to effect. The rights of the Principal Stockholders to have their shares of Fairfield Common Stock registered are subject to certain conditions and limitations, including suspension of Fairfield's obligations to effect such registration for periods of up to 90 days in the case of unforeseen circumstances such as Fairfield's negotiation or consummation of a financing plan or transaction.

STOCKHOLDERS' RIGHTS OF APPRAISAL

     Under Section 607.1302 of the FBCA, any stockholder of the corporation has the right to dissent from, and obtain payment of the fair value of his shares in the event of the consummation of a plan of merger to which the corporation is a party if the stockholder is entitled to vote on the merger. However, Section
607.1302 does not apply with respect to a plan of merger to the holders of shares of any class which, on the record date fixed to determine the stockholders entitled to vote at the meeting of stockholders at which such action is to be acted upon, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the Nasdaq or held of record by not fewer than 2,000 stockholders. Because Vacation Break is designated as a national market system security on an interdealer quotation system by the Nasdaq, holders of Vacation Break Common Stock are not entitled to appraisal rights in connection with the Merger.

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined balance sheet as of June 30, 1997 and unaudited pro forma condensed combined statements of earnings for the six months ended June 30, 1997 and for the years ended December 31, 1996, 1995 and 1994 give effect to the Merger using the pooling-of-interests method of accounting. For a description of pooling-of-interests accounting with respect to the Merger and certain other accounting matters, see "The Merger -- Anticipated Accounting Treatment." The unaudited pro forma condensed combined financial statements have been prepared from, should be read in conjunction with, and are qualified in their entirety by reference to, historical consolidated financial statements and notes thereto of Fairfield and Vacation Break appearing elsewhere in this Joint Proxy Statement/Prospectus or which are incorporated by reference in this Joint Proxy Statement/Prospectus (see "Incorporation of Certain Documents by Reference"). Certain reclassifications have been made to the unaudited pro forma financial statements to conform to the presentations expected to be used by the merged companies. The transaction is summarized in the following paragraph.

     On August 8, 1997, Fairfield entered into a definitive merger agreement with Vacation Break, whereby Fairfield will acquire Vacation Break in an all stock transaction. Under the terms of the Merger, Fairfield will issue up to 5,826,281 shares of Fairfield Common Stock in exchange for (i) all the outstanding options/warrants of Vacation Break, assuming such options and warrants were exercised, and (ii) all of the outstanding Vacation Break Common Stock, based upon an exchange rate of .6075 shares of Fairfield Common Stock in exchange for each share of Vacation Break Common Stock.

     The unaudited pro forma condensed combined financial information gives effect to the Merger as if it had been consummated, with respect to statement of earnings data, at the beginning of the periods presented, or, with respect to balance sheet data, as of the date presented. The unaudited pro forma condensed combined financial information has been included for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have occurred had the Merger been consummated at the dates indicated, nor is it necessarily indicative of future results of operations or financial position of the merged companies.

     As a result of the Merger, the merged companies will incur certain transition costs, currently estimated at $11.0 million ($8.4 million net of tax), in connection with consummating the transaction and integrating the operations of Fairfield and Vacation Break. The transition costs consist principally of professional fees, employee severance and relocation expenses resulting from the Merger. While the exact timing, nature and amount of these transition costs is subject to change, Fairfield anticipates that these direct incremental costs will be recorded in the quarter in which the Merger is consummated; however, because these charges are nonrecurring, they have not been reflected in the pro forma condensed combined statements of earnings. The unaudited pro forma condensed combined financial information does not give effect to the anticipated cost savings expected to result from the Merger.

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                  PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1997
                                (IN THOUSANDS)
                                  (UNAUDITED)


                                                            VACATION
                                             FAIRFIELD        BREAK         PRO FORMA       PRO FORMA
                                           (AS REPORTED)  (AS REPORTED)    ADJUSTMENTS    CONSOLIDATED
                                           -------------  -------------  ---------------  -------------
ASSETS
Cash and cash equivalents................      $  3,090       $  3,649                        $  6,739
Loans receivable, net....................       170,161         90,102                         260,263
Real estate inventories..................        47,113         22,345                          69,458
Restricted cash and escrow accounts......         6,292         19,864                          26,156
Property and equipment, net..............        15,465          9,695                          25,160
Other assets.............................        22,882          3,212        $  2,626 (a)      28,720
                                               --------       --------        --------        --------
                                               $265,003       $148,867        $  2,626        $416,496
                                               ========       ========        ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Financing arrangements.................      $ 61,124       $ 65,470                        $126,594
  Deferred revenue.......................        20,702         18,190                          38,892
  Other liabilities......................        35,718         32,160        $ 11,000 (a)      78,878
                                               --------       --------        --------        --------
                                                117,544        115,820          11,000         244,364
                                               --------       --------        --------        --------
Stockholders' equity
  Common stock...........................           134             86             (86)(b)         192
                                                                                    58 (b)
  Paid-in capital........................        93,219         13,541              86 (b)     106,788
                                                                                   (58)(b)
  Retained earnings......................        54,882         19,420          (8,374)(a)      65,928
  Unamortized value of restricted stock..          (776)            --                            (776)
  Treasury stock, at cost................            --             --                              --
                                               --------       --------                        --------
                                                147,459         33,047          (8,374)        172,132
                                               --------       --------        --------        --------
                                               $265,003       $148,867        $  2,626        $416,496
                                               ========       ========        ========        ========

__________________

(a) To record the direct incremental Merger-related costs as an increase to Other liabilities, the tax effect thereof as an increase in Other assets (which includes the net deferred tax assets of the merged entity), and the after-tax cost as a reduction in Retained earnings.

(b) To record the Merger under the pooling-of-interests method of accounting and reflect the issuance of up to 5,829,197 shares of Fairfield Common Stock in exchange for (i) all the outstanding options/warrants of Vacation Break, assuming such options and warrants were exercised, and (ii) all of the outstanding Vacation Break Common Stock, based upon an exchange rate of .6075 shares of Fairfield Common Stock in exchange for each share of Vacation Break Common Stock.

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
              PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                        SIX MONTHS ENDED JUNE 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)



                                                               VACATION
                                                FAIRFIELD        BREAK       PRO FORMA     PRO FORMA
                                              (AS REPORTED)  (AS REPORTED)  ADJUSTMENTS  CONSOLIDATED
                                              -------------  -------------  -----------  -------------
REVENUES
  Vacation ownership, net...................   $    70,169     $   50,979                  $  121,148
  Resort management.........................         8,075          5,892                      13,967
  Interest..................................        10,958          5,884                      16,842
  Other.....................................        11,910             80                      11,990
                                               -----------     ----------      --------    ----------
                                                   101,112         62,835                     163,947
                                               -----------     ----------      --------    ----------
EXPENSES
  Vacation ownership........................        17,497         14,623                      32,120
  Provision for loan losses.................         3,150          1,808                       4,958
  Selling...................................        36,255         21,118                      57,373
  Resort management.........................         7,305          5,477                      12,782
  General and administrative................         8,130          7,551                      15,681
  Interest, net.............................         2,476          2,562                       5,038
  Other.....................................         7,509          1,646                       9,155
                                               -----------     ----------      --------    ----------
                                                    82,322         54,785                     137,107
                                               -----------     ----------      --------    ----------
Earnings before provision for income taxes..        18,790          8,050                      26,840
Provision for income taxes..................         7,488          2,956                      10,444
                                               -----------     ----------      --------    ----------
Net earnings................................   $    11,302     $    5,094                  $   16,396
                                               ===========     ==========      ========    ==========

NET EARNINGS PER SHARE......................   $      0.63     $     0.57                  $     0.70
                                               ===========     ==========      ========    ==========

WEIGHTED AVERAGE SHARES OUTSTANDING.........    17,927,964      8,885,399                  23,325,844 (a)
                                               ===========     ==========      ========    ==========

___________________

(a) Reflects 5,397,880 shares of Fairfield Common Stock to be issued in connection with the Merger, which calculation is based on an exchange rate of .6075 of Fairfield Common Stock for each weighted average share of Vacation Break Common Stock outstanding.

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
              PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                         YEAR ENDED DECEMBER 31, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)



                                                               VACATION
                                                FAIRFIELD        BREAK       PRO FORMA     PRO FORMA
                                              (AS REPORTED)  (AS REPORTED)  ADJUSTMENTS  CONSOLIDATED
                                              -------------  -------------  -----------  -------------
REVENUES
  Vacation ownership, net...................   $   114,592     $   80,020                 $   194,612
  Resort management.........................        14,644         12,343                      26,987
  Interest..................................        19,994          8,657                      28,651
  Other.....................................        23,248          1,884                      25,132
                                               -----------     ----------    ---------    -----------
                                                   172,478        102,904                     275,382
                                               -----------     ----------    ---------    -----------
EXPENSES
  Vacation ownership........................        29,249         22,136                      51,385
  Provision for loan losses.................         5,390          2,437                       7,827
  Selling...................................        63,243         37,436                     100,679
  Resort management.........................        12,593         12,825                      25,418
  General and administrative................        15,223         10,243                      25,466
  Interest, net.............................         6,757          3,997                      10,754
  Other.....................................        15,529          2,881                      18,410
                                               -----------     ----------    ---------    -----------
                                                   147,984         91,955                     239,939
                                               -----------     ----------    ---------    -----------
Earnings before provision for income taxes..        24,494         10,949                      35,443
Provision for income taxes..................         9,631          3,709                      13,340
                                               -----------     ----------    ---------    -----------
Net earnings................................   $    14,863     $    7,240                 $    22,103
                                               ===========     ==========    =========    ===========

NET EARNINGS PER SHARE......................   $      0.91     $     0.82                 $      1.02
                                               ===========     ==========    =========    ===========

WEIGHTED AVERAGE SHARES OUTSTANDING.........    16,367,394      8,843,247                  21,739,667 (a)
                                               ===========     ==========    =========    ===========

___________________

(a) Reflects 5,372,273 shares of Fairfield Common Stock to be issued in connection with the Merger, which calculation is based on an exchange rate of .6075 of Fairfield Common Stock for each weighted average share of Vacation Break Common Stock outstanding.

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
              PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                         YEAR ENDED DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)



                                                               VACATION
                                                FAIRFIELD        BREAK       PRO FORMA     PRO FORMA
                                              (AS REPORTED)  (AS REPORTED)  ADJUSTMENTS  CONSOLIDATED
                                              -------------  -------------  -----------  -------------
REVENUES
  Vacation ownership, net....................  $    85,460     $   40,291                 $   125,751
  Resort management..........................       13,178          9,086                      22,264
  Interest...................................       19,111          4,704                      23,815
  Other......................................       23,026          4,665                      27,691
                                               -----------     ----------     ---------   -----------
                                                   140,775         58,746                     199,521
                                               -----------     ----------     ---------   -----------
EXPENSES
  Vacation ownership.........................       23,838          9,500                      33,338
  Provision for loan losses..................        6,505          1,525                       8,030
  Selling....................................       50,738         13,790                      64,528
  Resort management..........................       11,730          9,645                      21,375
  General and administrative.................       11,844          9,766                      21,610
  Interest, net..............................        8,562          1,959                      10,521
  Other......................................       14,520          3,391                      17,911
                                               -----------     ----------     ---------   -----------
                                                   127,737         49,576                     177,313
                                               -----------     ----------     ---------   -----------
Earnings before provision for income taxes...       13,038          9,170                      22,208
Provision for income taxes...................        5,009          3,325 (b)                   8,334
                                               -----------     ----------     ---------   -----------
Net earnings.................................  $     8,029     $    5,845                 $    13,874
                                               ===========     ==========     =========   ===========

NET EARNINGS PER SHARE.......................  $      0.51     $     0.90                 $      0.70
                                               ===========     ==========     =========   ===========

WEIGHTED AVERAGE SHARES OUTSTANDING..........   15,879,555      6,524,658                  19,843,285 (a)
                                               ===========     ==========     =========   ===========

___________________

(a) Reflects 3,963,730 shares of Fairfield Common Stock to be issued in connection with the Merger, which calculation is based on an exchange rate of .6075 of Fairfield Common Stock for each weighted average share of Vacation Break Common Stock outstanding.

(b) Effective November 1, 1995, Vacation Break terminated all S Corporation elections. The provision for income taxes reflects the effect on the historical statement of earnings, assuming the companies had been treated as C corporations rather than as S Corporations for income tax purposes, and assuming that combined federal and state effective income tax rates aggregate 38.6% for 1995.

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
              PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                         YEAR ENDED DECEMBER 31, 1994
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)




                                                               VACATION
                                                FAIRFIELD        BREAK       PRO FORMA     PRO FORMA
                                              (AS REPORTED)  (AS REPORTED)  ADJUSTMENTS  CONSOLIDATED
                                              -------------  -------------  -----------  -------------
REVENUES
  Vacation ownership, net....................  $    53,085     $   27,644                 $    80,729
  Resort management..........................       10,206          7,602                      17,808
  Interest...................................       20,366          2,508                      22,874
  Other......................................       21,690          8,989                      30,679
  Gain on sale of First Federal, net.........        5,200             --                       5,200
                                               -----------     ----------    -----------  -----------
                                                   110,547         46,743                     157,290
                                               -----------     ----------    -----------  -----------
EXPENSES
  Vacation ownership.........................       14,958          6,076                      21,034
  Provision for loan losses..................        4,430            679                       5,109
  Selling....................................       31,176          5,091                      36,267
  Resort management..........................        8,784          7,855                      16,639
  General and administrative.................       10,456          9,573                      20,029
  Interest, net..............................       10,528          1,159                      11,687
  Other......................................       15,068          4,623                      19,691
                                               -----------     ----------    -----------  -----------
                                                    95,400         35,056                     130,456
                                               -----------     ----------    -----------  -----------
Earnings before provision for income taxes...       15,147         11,687                      26,834
Provision for income taxes...................        2,878          3,922(b)                    6,800
                                               -----------     ----------    -----------  -----------
Net earnings.................................  $    12,269     $    7,765                 $    20,034
                                               ===========     ==========    ===========  ===========

NET EARNINGS PER SHARE.......................        $0.77          $1.19                 $      1.01
                                               ===========     ==========    ===========  ===========

WEIGHTED AVERAGE SHARES OUTSTANDING..........   15,863,772      6,500,000                  19,812,522(a)
                                               ===========     ==========    ===========  ===========

____________________

(a) Reflects 3,948,750 shares of Fairfield Common Stock to be issued in connection with the Merger, which calculation is based on an exchange rate of .6075 of Fairfield Common Stock for each weighted average share of Vacation Break Common Stock outstanding.

(b) Effective November 1, 1995, Vacation Break terminated all S Corporation elections. The provision for income taxes reflects the effect on the historical statement of earnings, assuming the companies had been treated as C corporations rather than as S Corporations for income tax purposes, and assuming that combined federal and state effective income tax rates aggregate 38.6% for 1994.

                     APPROVAL OF THE CERTIFICATE AMENDMENT

INTRODUCTION

   In order to issue the number of shares of Fairfield Common Stock required pursuant to the Merger Agreement to be issued in connection with the Merger and the Assumed Options and Supplemental Warrants, Fairfield's Certificate of Incorporation must be amended to increase the authorized capital stock of Fairfield. The Fairfield Board approved the Certificate Amendment (which amends
Section 1 of Article Fourth) as set forth below:

       Section 1.  AUTHORIZED CAPITAL STOCK.  The Company is authorized to issue
                   ------------------------
       two classes of capital stock, designated Common Stock and Preferred Stock. The total number of shares of capital stock that the Company is authorized to issue is 105,000,000 shares, consisting of 100,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $0.01 per share.

   The Fairfield Board recommended that the Certificate Amendment be submitted to Fairfield's stockholders for consideration at the Fairfield Special Meeting.

VOTE REQUIRED

   The approval of the Certificate Amendment requires the affirmative vote of holders of record of a majority of the shares of Fairfield Common Stock outstanding on the Record Date. The approval of the Certificate Amendment is a condition to the Issuance of Fairfield Common Stock and the approval of both proposals is a condition to the closing of the Merger.

   THE FAIRFIELD BOARD RECOMMENDS THAT FAIRFIELD STOCKHOLDERS VOTE "FOR" APPROVAL OF THE CERTIFICATE AMENDMENT.

PURPOSE

   Prior to the Effective Time, the Fairfield Certificate of Incorporation will be amended to increase the number of authorized shares of Fairfield Common Stock to 100,000,000. No change will be made with respect to the number of authorized shares of preferred stock.

   The Fairfield Certificate of Incorporation currently authorizes the issuance
of 25,000,000 shares of Fairfield Common Stock.  On the Record Date,      shares
of Fairfield Common Stock were either issued and outstanding or reserved for
issuance.  Fairfield expects to issue approximately      shares of Fairfield
Common Stock to holders of Vacation Break Common Stock in the Merger, to reserve
an additional approximately         shares for issuance upon exercise of the
Assumed Options and      shares for issuance upon exercise of the Supplemental
Warrants. After taking into account the shares of Fairfield Common Stock either issued or reserved for issuance the number of shares remaining for issuance would not be sufficient to complete the Merger if the Fairfield Certificate of Incorporation were not amended. The Fairfield Board believes it is desirable to authorize additional shares of Fairfield Common Stock so that there will be sufficient shares available for issuance to complete the Merger, effect the transactions contemplated by the Merger Agreement (and the Assumed Options and Supplemental Warrants) and for purposes that the Fairfield Board may hereafter determine to be in the best interests of Fairfield and its stockholders. Such purposes could include the offer of shares for cash, acquisitions, employee benefit programs and other general corporate purposes. In many situations, prompt action may be required which would not permit seeking stockholder approval to authorize additional shares for the specific transaction on a timely basis. The terms of any future issuance of shares of Fairfield Common Stock will be dependent largely on market and financial conditions and other factors existing at the time of issuance. For the foregoing reasons, the approval of the Issuance of Fairfield Common Stock and the completion of the Merger are conditioned upon the approval of the Certificate Amendment to increase the number of authorized shares of Fairfield Common Stock in order to have a sufficient number of shares for issuance pursuant to the Merger Agreement and from time to time after the Merger.

   Fairfield currently has no plans, understandings, agreements or arrangements concerning the issuance of additional shares of Fairfield Common Stock, except for the shares to be issued in connection with the Merger and shares reserved or to be reserved for issuance by Fairfield as described herein, including (without limitation) as further described below.

Fairfield expects to continue to pursue acquisition opportunities consistent with the best interests of Fairfield and its stockholders and may, in connection with any such acquisitions, issue additional shares of Fairfield Common Stock. In addition, Fairfield expects to continue to issue additional shares of Fairfield Common Stock upon exercise of options and warrants granted under existing stock option and warrant plans, under Fairfield's plan of reorganization and related agreements and settlements, and under Fairfield's employee stock purchase plan. If any other plans, understandings, arrangements or agreements are made concerning the issuance of any such shares, holders of the then outstanding shares of Fairfield's capital stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transaction, the law applicable thereto, the policy of the NYSE and the judgment of the Fairfield Board regarding the submission thereof to Fairfield's stockholders. The current rules of the NYSE, however, would require stockholder approval if the number of shares of Fairfield Common Stock to be issued would equal or exceed 20% of the number of shares of Fairfield Common Stock outstanding immediately prior to the such issuance.

   It is not presently contemplated that additional shares of Fairfield Common Stock would be issued for the purpose of making the acquisition by an unwanted suitor of a controlling interest in Fairfield more difficult, time-consuming or costly. However, it should be noted that shares of Fairfield Common Stock could be issued for that purpose and to that effect, and the Fairfield Board reserves its right (if consistent with its fiduciary responsibilities) to issue Fairfield Common Stock for such purpose. For a description of certain antitakeover effects of the Fairfield Rights which are attached to the existing Fairfield Common Stock and will be attached to any additional shares of Fairfield Common Stock when issued, see "Description of Fairfield Capital Stock --Rights Agreement."

                            MANAGEMENT OF FAIRFIELD

   Fairfield's directors and executive officers, and their ages and positions with Fairfield as of the date of this Joint Proxy Statement/Prospectus, are as follows:

          NAME            AGE                         POSITION
          ----            ---                         --------
John W. McConnell          55  President, Chief Executive Officer and Director
Les R. Baledge             40  Director
Ernest D. Bennett, III     45  Director
Philip L. Herrington       44  Director
Gerald Johnston            55  Director
Bryan D. Langton           60  Director
Charles D. Morgan          54  Director
William C. Scott           60  Director
Clayton G. Gring, Sr.      65  Senior Vice President and Chief Operating Officer
Marcel J. Dumeny           46  Senior Vice President, General Counsel and Secretary
Franz S. Hanning           43  Senior Vice President/Corporate Sales
Robert W. Howeth           49  Senior Vice President and Chief Financial Officer
Mark Nuzzo                 46  Vice President/Property Management
William G. Sell            44  Vice President, Controller and Chief Accounting Officer

   John W. McConnell has been with Fairfield since 1986, serving as President and Chief Executive Officer of Fairfield since 1991, President and Chief Operating Officer from 1990 to 1991 and Senior Vice President and Chief Financial Officer prior thereto. He has been a Director of Fairfield since 1990.

   Les R. Baledge has been a Director of Fairfield since 1996. He joined The Rose Law Firm, a Professional Association, in 1982 and has been a member since 1986.

   Ernest D. Bennett, III has been a Director of Fairfield since 1992. He has been a partner at the law firm of Taylor, Philbin, Pigue, Marchetti and Bennett since June 1992. Mr. Bennett served as General Counsel at Robert Orr/Sysco Food Services Company from 1989 to May 1992, and was a partner at the law firm of Camp and Bennett from 1980 to 1989.

   Philip L. Herrington has been a Director of Fairfield since 1992. He has been President and Chief Executive Officer of Herrington, Inc., a private investment and business advisory firm involved in resort and real estate development and management, since 1986 and President and Chief Operating Officer of Destin Guardian Corporation, a real estate development company, since 1989.

   Gerald Johnston has been a Director of Fairfield since June, 1997. Mr. Johnston served as Executive Vice President of Finance and Chief Financial Officer of Tyson Foods, Inc., a producer, marketer and distributor of poultry and other food products, at the time of his retirement in June 1996 and in essentially the same capacity for more than 5 years prior to such time.

   Bryan D. Langton has been a Director of Fairfield since May 1996. He served as the former Chairman of Holiday Inns, Inc., an owner, franchiser and manager of hotels from February 1990 to March 1997 and as the President and Chief Executive Officer from February 1990 to March 1996 and from October 1996 to March 1997. He has served as a director of Wachovia Bank of Georgia NA, and as a director of Caribiner International, Inc., a national producer of meetings, events, training programs and related business communication services since May 1996.

   Charles D. Morgan has been a Director of Fairfield since May 1996. He has served as Chairman, President and Chief Executive Officer of Acxiom Corporation, a data processing, facilities management and software provider to the direct marketing, mail order, catalogue sales and publishing industries and to marketing firms engaged in prospect generation, since 1991 and as a director of Boatmen's National Bank of Conway. Mr. Morgan was Chairman and Chief Executive Officer of Acxiom Corporation from 1975 to 1991 and Vice President of Acxiom Corporation from 1972 to 1975.

   William C. Scott has been a Director of Fairfield since 1992. He has served as Chairman and Chief Executive Officer of Summit Care Corporation, a developer and operator of retirement and convalescent centers since 1986, and as a director since 1985. He served as President of Summit Care Corporation from 1985 to 1996.

   Clayton G. Gring, Sr. has been with Fairfield since 1991, serving as Senior Vice President/Chief Operating Officer since January 1996 and Senior Vice President/Leisure Products Group prior thereto. Mr. Gring was self-employed from 1984 to 1991, specializing in the development and management of real estate properties, including resort communities and hospitality related properties.

   Marcel J. Dumeny has been with Fairfield since 1987, serving as Secretary since 1991, as Senior Vice President and General Counsel since 1989 and Senior Vice President/Law and Development prior thereto.

   Franz S. Hanning has been with Fairfield since 1982, serving as Senior Vice President/Corporate Sales since January 23, 1997. Mr. Hanning served as Regional Vice President from 1991 to January 23, 1997, and as Vice President/Sales - Fairfield Williamsburg from 1990 to 1991.

   Robert W. Howeth has been with Fairfield since 1975, serving as Senior Vice President and Chief Financial Officer since April 1996. Mr. Howeth served as Senior Vice President, Chief Financial Officer and Treasurer from 1994 to April 1996, Senior Vice President and Treasurer from 1993 to 1994, and as Senior Vice President/Planning and Administration from 1990 to 1993.

   Mark Nuzzo has been with Fairfield since 1983, serving as Vice President of Property Management since 1995. He served as Vice President of Resort Operations from 1991 to December 1995.

   William G. Sell has been with Fairfield since 1981, serving as Vice President, Controller and Chief Accounting Officer since 1988.

                    DESCRIPTION OF FAIRFIELD CAPITAL STOCK

GENERAL

   Fairfield's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that the authorized capital stock of Fairfield consists of 25,000,000 shares of Fairfield Common Stock and 5,000,000 shares of Preferred Stock. If the Fairfield stockholders approve the Certificate Amendment, the authorized capital stock will consist of 100,000,000 shares of Fairfield Common Stock and 5,000,000 shares of Preferred Stock. Upon
consummation of the Merger,            shares of Fairfield Common Stock will be
issued and            shares outstanding, and no shares of Preferred Stock will
be issued and outstanding.

COMMON STOCK

   Except as may otherwise be provided in a preferred stock designation, the holders of Fairfield Common Stock are entitled to one vote per each share owned of record on matters submitted to a vote of the stockholders. The holders of Fairfield Common Stock vote as a class with the holders of any of Fairfield's Series A Junior Participating Preferred Stock ("Series A Stock") issued under a Rights Agreement, as amended, between Fairfield and FNBB, as successor rights agent, (the "Rights Agreement"). The holders of Fairfield Common Stock have rights under the Rights Agreement (the "Rights"), associated with the Fairfield Common Stock, to purchase Series A Stock, under certain circumstances. See "-- Rights Agreement."

   Subject to any preferential rights that may be applicable to Preferred Stock, all shares of Fairfield Common Stock rank equally as to participation in any property that may be available for distribution after satisfaction of all other claims in the event of any liquidation, dissolution or winding up of the affairs of Fairfield, whether voluntary or involuntary or otherwise, and as to such dividends, if any, as may be declared from time to time by the Fairfield Board in its discretion from funds legally available therefor.

   It is not presently anticipated that any dividends will be paid on the Fairfield Common Stock in the foreseeable future, and certain debt instruments of Fairfield expressly limit, or may have the effect of limiting, the amount of dividends payable by Fairfield. In particular, no dividends or other distributions may be paid on the Fairfield Common Stock, other than dividends payable solely in shares of Fairfield Common Stock, until certain loans made to Fairfield by BankBoston, N.A., as agent on behalf of itself and such other participating lenders as may become party to the lending agreement, have been repaid in full, and no obligation remains to extend future loans. Similarly, debt instruments of Vacation Break prohibit the payment of dividends. The Fairfield Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

PREFERRED STOCK

   The Fairfield Board is authorized to issue the shares of Preferred Stock in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, relative powers, preferences, and rights and qualifications, limitations, or restrictions of all shares of such series, including without limitation voting powers, redemption provisions, dividend rates, rights upon dissolution, conversion rights and sinking fund provisions. Fairfield has reserved 1,000,000 shares of Preferred Stock for issuance of the Series A Stock. There are currently no shares of Series A Stock issued and outstanding. See "--Rights Agreement." The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Fairfield Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Fairfield Common Stock. The issuance of Preferred Stock also could have the effect of delaying, deferring or preventing a change in control of Fairfield.

RIGHTS AGREEMENT

   In 1992, Fairfield adopted the Rights Agreement, which provides for the issuance of 2/3 Right for each outstanding share of Fairfield Common Stock. The Rights, which entitle the holder to purchase from Fairfield one one-hundredth of a share of Series A Stock at $25 per share, become exercisable (i) ten business days after a person becomes the beneficial holder of 20% or more of the Fairfield Common Stock or (ii) ten business days following the commencement of a tender or exchange offer for at least 20% of the Fairfield Common Stock. Fairfield may redeem the Rights at $0.01 per right under certain circumstances. The Rights expire on September 1, 2002.

   The Rights may have the effect of discouraging an unsolicited takeover proposal. The Rights are intended to, among other objectives, (i) reduce Fairfield's vulnerability to potentially coercive or unfair takeover practices and takeover proposals that are inadequate or otherwise inconsistent with the best interests of Fairfield and its stockholders, (ii) encourage potential acquirors to negotiate with the Fairfield Board, acting on behalf of Fairfield and its stockholders, (iii) enhance the bargaining position of the Fairfield Board in such negotiations, (iv) provide additional time to the Fairfield Board in which appropriately to evaluate and respond to an unsolicited takeover proposal, and (v) under appropriate circumstances, provide additional time to the Fairfield Board in which to develop or implement alternatives designed to provide superior value to Fairfield's stockholders. Fairfield believes that the benefits of the enhancement of the Fairfield Board's ability to negotiate with the proponents of unsolicited takeover proposals and otherwise respond to such proposals outweigh the disadvantages of potentially discouraging such proposals and the possibility of self-interest by management.

DELAWARE LAW ANTI-TAKEOVER PROVISIONS

   Fairfield is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and which transaction is approved or not opposed by a majority of the board of directors then in office. No person or group currently is the beneficial owner of 15% or more of Fairfield's voting stock, however, upon
completion of the Merger, Mr. Muller is expected to beneficially own       % of
the outstanding Fairfield Common Stock. See "Item 12. Security Ownership of Certain Beneficial Owners and Management" of Fairfield's annual report on Form 10-K for the year ended December 31, 1996, which is incorporated herein by reference.

TRANSFER AGENT AND REGISTRAR

   Fairfield has appointed Boston EquiServe as the transfer agent and registrar for the Fairfield Common Stock.


                       COMPARISON OF STOCKHOLDER RIGHTS

   As a result of the Merger, Vacation Break stockholders, whose stockholder rights are currently governed by the FBCA and Vacation Break's Articles of Incorporation and Bylaws, will become stockholders of Fairfield, and their rights as stockholders will then be governed by the DGCL and Fairfield's Certificate of Incorporation and Bylaws. Those provisions of the DGCL and the FBCA, as well as of the Companies' respective charter and bylaws, provide different rights to stockholders. The following summary describes the material differences in the rights of Vacation Break stockholders and Fairfield stockholders. The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the FBCA and Vacation Break's Articles of Incorporation and Bylaws, and the DGCL and Fairfield's Certificate of Incorporation and Bylaws.

RIGHTS AGREEMENT

   Fairfield adopted a Rights Agreement which provides for the issuance of 2/3 of a Right for each outstanding share of Fairfield Common Stock. See "Description of Fairfield Capital Stock."

STOCKHOLDERS' MEETINGS AND VOTING

   VACATION BREAK. Under the FBCA, a special meeting of stockholders of a Florida corporation may be called by the holders of shares entitled to cast not less than 10% of all shares entitled to vote at the meeting, unless a different percentage, not to exceed 50%, is provided in the articles of incorporation or by the Board of Directors or the person authorized to do so by the articles of incorporation or bylaws. Vacation Break's Articles of Incorporation and Bylaws provide that special meetings of stockholders may be called only by: (a) the Vacation Break Board pursuant to a resolution approved by a majority of the entire Vacation Break Board, (b) the Chief Executive Officer or (c) the holders of at least one-third of the outstanding shares of capital stock of Vacation Break.

   The Vacation Break Bylaws provide that at an annual meeting of the stockholders only such business as is properly brought before the meeting shall be conducted. To be properly brought before an annual meeting, business must be either (a) specified in the notice of meeting given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by providing timely notice containing (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address of the stockholder proposing such business, (iii) the class and number of shares of Vacation Break Common Stock beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business. The Vacation Break bylaws also provide that for a person nominated by a stockholder to be eligible for election, the stockholder must provide timely notice setting forth certain information as to each person the stockholder proposes to nominate, and the name and address of the stockholder and the class and number of shares of Vacation Break Common Stock beneficially owned by the stockholder. To be timely, a stockholder notice must be delivered to the Secretary of Vacation Break not less than 60 nor more than 90 days prior to the meeting, provided, however, that in the event that less than 70 days notice of the date of the meeting is given or made to the stockholders, stockholder notice to be timely must be received by Vacation Break not later than the close of business on the tenth day following the day on which notice of the annual meeting was mailed or public disclosure made, whichever occurs first.

   The FBCA provides for the taking of stockholder action by written consent unless otherwise provided in the articles of incorporation. However, the Vacation Break Articles of Incorporation and Bylaws provide that any required action or vote of stockholders must be taken at a meeting duly called and held, and may not be taken by written consent in lieu of a meeting.

   FAIRFIELD. Under the DGCL, stockholders of a Delaware corporation do not have a right to call special meetings unless such right is conferred upon the stockholders in the corporation's certificate of incorporation or bylaws. Fairfield's Certificate of Incorporation and Bylaws provide that, subject to the rights of the holders of any series of Preferred Stock, special meetings of stockholders may be called by (a) the Chief Executive Officer or the Chairman of the Board, or (b) the Secretary of Fairfield, and shall be called by the Chief Executive Officer, the Chairman or the Secretary within 10 calendar days after receipt of the written request of the holders of record of at least 10% of the issued and outstanding Fairfield Common Stock entitled to vote generally in an election of directors.

   The Fairfield Bylaws do not contain any specific requirements regarding notice of stockholder proposals and the nomination of directors.

   Pursuant to the DGCL, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Fairfield's Certificate of Incorporation does not provide otherwise. Accordingly, action may be taken by written consent of holders of Fairfield Common Stock.

DIVIDENDS

   VACATION BREAK. The FBCA provides that a corporation may declare and pay a dividend to its stockholders unless, after giving the distribution effect, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy preferential rights that are superior to the rights of stockholders receiving the distribution.

   FAIRFIELD. The DGCL provides that dividends may be declared from the corporation's surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Dividends may not be declared or paid, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

LIMITATION OF LIABILITY AND INDEMNIFICATION

   VACATION BREAK. The FBCA provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except in certain specified circumstances. Those circumstances involve either: (i) a violation of the criminal law; (ii) a transaction from which the director derived an improper personal benefit; (iii) an unlawful payment of a dividend or unlawful stock repurchase or redemption; (iv) in a derivative proceeding or one by or in the right of a stockholder, conscious disregard for the best interest of the corporation or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a stockholder, recklessness or an act or omission that was committed in bad faith, with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. The Vacation Break Articles of Incorporation further provide that a director shall not be personally liable to Vacation Break or the holders of shares of capital stock for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the duty of loyalty of such director to Vacation Break or such holders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 607.0831 of the FBCA, or (iv) for any transaction from which such director derives an improper personal benefit. The Vacation Break Articles of Incorporation further provide that if the FBCA is amended to authorize the further or broader elimination or limitation of the personal liability of directors, then the liability of a director of Vacation Break will be eliminated or limited to the fullest extent permitted by the FBCA.

   FAIRFIELD. The DGCL provides that the directors of a corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation and its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct, or knowing violations of law; (iii) under Section 174 of the DGCL, which relates to unlawful payments of dividends and unlawful stock repurchases and redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not eliminate a director's fiduciary duties; it merely eliminates the possibility of damage awards against a director personally which may be occasioned by certain unintentional breaches (including situations that may involve grossly negligent business decisions) by the director of those duties. The Fairfield Certificate of Incorporation provides that, to the full extent permitted by the DGCL or any other applicable law, no Director of Fairfield will be personally liable to Fairfield or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a Director of Fairfield.

                     INFORMATION REGARDING VACATION BREAK

BUSINESS OVERVIEW

   Vacation Break develops, markets, operates and finances VOIs in premium resort properties in Florida and engages in other leisure-oriented business activities. The VOIs offered by Vacation Break consist of undivided fee interests, which provide owners with the exclusive right to use a vacation residence in perpetuity, typically for a one-week period each year. Vacation Break sells fully-furnished VOIs in its own resort properties in South and Central Florida and also receives commissions in connection with the sale of VOIs in resort properties owned by other developers in Florida. Vacation Break's principal business strategy is to sell VOIs in Vacation Break-owned resorts rather than in properties owned by other developers, as sales of VOIs in Vacation Break-owned resorts are more profitable and will generate future sources of revenues and earnings through Vacation Break's financing and resort management activities.

   Vacation Break believes that the key to being a successful VOI developer is having strong, diversified and cost effective marketing programs. Through marketing programs, Vacation Break generates leads for the sale of VOIs. Historically, Vacation Break's principal means of attracting prospective purchasers of VOIs has been through the sale of discounted, high quality vacation packages. Marketing/lead generation is typically a significant cost to a VOI developer. Vacation Break believes that its vacation packages in part enable Vacation Break to generate leads for the sale of VOIs at a lower cost per lead than is typical in the industry. Vacation Break's current marketing strategy is to expand and diversify its lead generation programs through both more traditional VOI marketing programs and other lead generation programs. The vacation package still serves as a major, and cost efficient, marketing tool for Vacation Break complemented by the addition of innovative approaches.

   Vacation Break believes that it provides VOI owners with an attractive long-term vacation experience. The VOIs sold by Vacation Break are all in full service resorts that typically feature swimming pools, restaurants and access to golf courses, marinas, beaches, tennis courts, spa or recreational facilities and other amenities. In addition, Vacation Break owns and operates one yacht and two fishing vessels, which can be chartered by owners of VOIs at attractive rates. Vacation Break maintains close contact with its VOI owners by virtue of its role as property manager of its VOI resorts. This exposure to VOI owners also enables Vacation Break to improve the management of its resorts, while reducing marketing expenses which it would otherwise incur to the extent repeat and referral business is generated through such contacts.

   Vacation Break believes that its VOIs are made more attractive through Vacation Break's participation in Resort Condominium International's ("RCI's") or Interval International's ("Interval") exchange networks, which have a total of more than 4,300 participating resort facilities in 81 countries and in excess of 2 million and 700,000 individual members worldwide, respectively, with in excess of 1.85 million vacation exchanges annually. Membership in RCI or Interval entitles Vacation Break's customers to exchange their occupancy right in the unit in which they own a VOI for an occupancy right in another participating resort, based upon availability and the payment of a variable exchange fee to RCI or Interval.

   Vacation Break offers financing to the purchasers of VOIs in Vacation Break's resort properties and finances a substantial portion of its loans to purchasers of VOIs with borrowings from unaffiliated lenders. At June 30, 1997, Vacation Break had a portfolio of 13,339 loans to VOI purchasers, which loans had a weighted average maturity of approximately 5.2 years, and a weighted average interest rate of 16.3% compared to a weighted average interest rate of 10.2% on Vacation Break's borrowings from its lenders. Approximately 2% of the mortgage loans for VOIs which Vacation Break has financed have resulted in foreclosure. Vacation Break believes that its financing activities both enhance its ability to sell VOIs and provide Vacation Break with a significant source of revenues and earnings.

   Vacation Break currently owns and is developing five VOI resort properties. As of June 30, 1997, Vacation Break has sold 6,954 VOIs at the Sea Gardens Beach and Tennis Resort in South Florida and has 66 VOIs remaining available for sale at such resort. Vacation Break currently is constructing an additional 4,368 VOIs at this resort of which sales commenced in August 1997. A second resort, the Santa Barbara Resort and Yacht Club, located in South Florida, opened in May 1995 and, of the approximately 4,680 VOIs available for sale at this resort, 4,516 VOIs were sold as of June 30, 1997. Vacation Break also owns a 55% interest in the Palm-Aire Resort and Spa in South Florida, which, upon completion of construction to convert the property for the sale of VOIs, will have approximately 5,564 VOIs available for sale as the Fairways of Palm Aire. This property has the potential to accommodate additional expansion of 14,716 VOIs from new purpose built phases. There were 3,607 VOIs sold at this resort as of June 30, 1997. Vacation Break Resorts at Star Island has entered into an agreement pursuant to which it has the obligation to acquire 123 condominium units at Vacation Break at Star Island in the Orlando area to be sold as approximately 5,200 VOIs of which 3,622 were sold as of June 30, 1997. Vacation Break also owns a 55% interest in the Royal Vista (formerly known as Ocean Ranch) property where, upon completion of renovation and construction, Vacation Break will have an additional 5,148 VOIs in South Florida. Construction on this project is expected to be completed in the first quarter of 1998 with sales expected to commence in the first quarter of 1998. Vacation Break continually monitors its VOI availability to approximately match it with expected tours produced through the various marketing programs.

HISTORY OF VACATION BREAK

   Vacation Break was incorporated as a Florida corporation in 1985. Prior to November 1995, the business of Vacation Break was conducted through Vacation Break, Vacation Break Promotions, Inc., Vacation Break Marketing, Inc., I&M Marketing, Inc., Atlantic Marketing Realty, Inc., Sea Gardens Beach and Tennis Resort, Inc., Resort Yachts of America, Inc. and Serenity Yacht Club, Inc. (each of such entities other than Vacation Break are referred to herein as the "Affiliated Companies"), and the issued and outstanding common stock of Vacation Break was owned 50% by

Ralph Muller, Vacation Break's Chairman and Chief Executive Officer, and 50% by Kevin Sheehan, Vacation Break's President. Each of the Affiliated Companies was affiliated with Vacation Break because their issued and outstanding capital stock was owned entirely by Mr. Muller. In November 1995, Vacation Break Promotions, Inc., Vacation Break Marketing, Inc. and I&M Marketing, Inc. were merged (the "Vacation Break Merger") with and into Vacation Break, which survived the Vacation Break Merger. In addition, at the time of the Vacation Break Merger, Mr. Muller contributed the outstanding capital stock of the remaining Affiliated Companies to Vacation Break, and such entities became wholly-owned subsidiaries of Vacation Break. In connection with the Vacation Break Merger and such contributions of capital stock, Mr. Muller received 80.71% of the Vacation Break Common Stock in exchange for his 50% interest in Vacation Break and 100% interest in each of the Affiliated Companies, and Mr. Sheehan received 19.29% of the Vacation Break Common Stock in exchange for his 50% interest in Vacation Break.

   Effective December 21, 1995, Vacation Break offered to the public 1,800,000 shares of Vacation Break Common Stock (the "Public Offering"). In addition, immediately prior to the Public Offering, Vacation Break split the Vacation Break Common Stock on a 65,000-for-1 basis.

   Each of certain Affiliated Companies of Vacation Break (the "S Companies") had elected to be treated as an S Corporation for federal and state income tax purposes prior to November 1, 1995, the date that the S Companies' status as S Corporations terminated. Accordingly, prior to such date, none of the S Companies paid any federal or state income tax, and all earnings of the S Companies were subject to federal and state taxation directly at the stockholder level. The practice of each of the respective S Companies was to pay cash dividends to Ralph Muller, the sole stockholder of each such company, to allow Mr. Muller to pay taxes on each of the S Companies' taxable income. Vacation Break paid dividends to Mr. Muller in the amount of Mr. Muller's tax liability through October 31, 1995 for Vacation Break and the S Companies. Vacation Break has not paid dividends to any other stockholder and currently has a policy to retain earnings for the operation and development of its business.

ADMINISTRATIVE AND OPERATING FACILITIES

   Vacation Break's executive offices are located in Fort Lauderdale, Florida, where Vacation Break leases approximately 60,000 square feet of office space. These leases expire in 2001. Vacation Break also leases approximately 21,000 square feet of office space in Johnson City, Tennessee where it conducts marketing operations. The lease for this facility expires in April 2001 and contains a 5 year renewal option and a purchase option which may be exercised in the sole discretion of Vacation Break. Vacation Break believes that all of its office space is adequate to meet its needs for the foreseeable future and that, if necessary, it can obtain additional space at a commercially reasonable cost without undue operational disruption.

VACATION BREAK'S RESORTS

   Vacation Break currently owns and is developing five vacation ownership resort properties in Florida.

   The Sea Gardens Beach and Tennis Resort is situated on 7.5 acres in Pompano Beach, Florida, and consists of a total of 7,020 VOIs of which 66 remained available for sale at June 30, 1997. VOIs in this resort are offered for sale at prices ranging from $9,000 to $15,000 per week. The Sea Gardens Beach and Tennis Resort is situated on 250 feet of beachfront property, and features a beach club restaurant, a beachfront activity center offering a wide range of watersports and 14 tennis courts. The Sea Gardens Beach and Tennis Resort has been designated as a Gold Crown Resort by RCI, which awards this designation to less than 13% of its in excess of 3,000 member resorts. This resort has also received top honors for both landscaping and interior design in ARDA's 1993 award competition. Vacation Break is currently constructing a new 10 story phase of Sea Gardens which is expected to include 4,368 VOIs, of which sales commenced in August 1997, with construction expected to be completed by February 1998.

   The Santa Barbara Resort and Yacht Club, situated on 1 1/4 acres in Pompano Beach, consists of 90 studio, one and two bedroom units for sale as 4,680 VOIs priced at an average of approximately $10,500 per week. This resort features a swimming pool, a restaurant and banquet facilities, as well as dockage on the Spanish River and close access to the beach and the Atlantic Ocean. Vacation Break began offering VOIs at this resort in May 1995 and, at June 30, 1997, 164 VOIs remained available for sale at this resort. The Santa Barbara Resort and Yacht Club has been designated as a Gold Crown Resort by RCI and the resort received top honors as a renovated hotel in ARDA's 1995 awards competition.

   In April 1995, Vacation Break purchased a 55% interest in a general partnership which acquired the Palm Aire Resort and Spa, in Pompano, Florida, which represents 5,564 VOIs to be offered at an average price of $10,500 per week. This resort features a health spa, swimming pools, a restaurant, banquet facilities, as well as access to adjacent golf courses. Additionally, purchasers of VOIs are granted access to the beach at Vacation Break's Sea Gardens Beach and Tennis Resort, which is situated approximately five miles from this resort. Vacation Break began offering VOIs for sale at this resort in August 1995 and, at June 30, 1997, 1,957 of such VOIs remained available for sale. The Fairways at Palm Aire, located at Palm Aire Resort and Spa, has been designated as a Gold Crown Resort by RCI. Pursuant to a sales and marketing agreement with the Palm Vacation Group, Vacation Break has the right to serve as the exclusive marketing agent for this resort for which it receives commissions based on sales of VOIs. Vacation Break is entitled to 55% of the net profits of the Palm Vacation Group.

   Vacation Break has entered into a marketing and unconditional purchase agreement under which Vacation Break is obligated to purchase 123 condominium units, to be sold as VOIs, in a development being constructed in Orlando, Florida. This project is known as Vacation Break at Star Island. These condominium units are expected to comprise approximately 6,396 VOIs which are being offered at an average price of $12,500 per week. At June 30, 1997, 1,578 VOIs remained available for sale at this resort. Vacation Break is obligated to pay a per unit-week purchase price equal either to a percentage of the sales price or a flat amount per unit week received by Vacation Break for each VOI available for sale.

   In January 1996, Vacation Break purchased a 55% interest in a general partnership which purchased the Ocean Ranch Resort, located in Pompano, Florida expected to comprise 5,148 VOIs. Construction has commenced and will be completed by March 1998 with sales of VOIs anticipated to commence in the first quarter of 1998. This property has been designated as a Five Star resort by Interval. Pursuant to a marketing agreement with the Ocean Ranch Group, Vacation Break has the right to serve as the exclusive marketing agent for the Ocean Ranch Resort, recently renamed the Royal Vista Resort, for which it receives commissions based on sales of VOIs. Vacation Break is entitled to 55% of the net profits of the Ocean Ranch Group.

   The following table presents key statistics representing VOI activities in properties owned by Vacation Break or under marketing and purchase agreements:


                                  SEA        SANTA     PALM      STAR     ROYAL
                              GARDENS (1)   BARBARA    AIRE   ISLAND (3)  VISTA   TOTAL
                             -------------  --------  ------  ----------  -----  -------
Number of VOI's available
 at June 30, 1997                11,388       4,680   5,564       5,200   5,148  31,980

Net number of VOI's sold
 through June 30, 1997            6,954       4,516   3,607       3,622*     --  18,699

Percent sold through
 June 30, 1997                       61%         96%     65%         70%*    --      58%

Net number of VOI's sold
 during the 12 months
 ended December 31, 1996            825       1,997   1,467       1,914*     --   6,203

Net number of VOI's sold
 during the 6 months
 ended June 30, 1997                -17(2)    1,127   1,653       1,175*     --   3,938

___________________

* Includes units sold at properties where revenue and income recognition were deferred or partially deferred for financial reporting purposes.
(1) Includes 4,368 unit weeks at the Ocean Palms phase under construction.
(2) Unit/weeks returned to inventory through process of foreclosure --net of such unit/weeks resold.
(3) An additional 1196 unit weeks were contracted for in August 1997.

ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by each party in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner knew or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate the contamination on such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. In connection with its ownership and operation of properties, Vacation Break may be potentially liable for such costs.

     Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with its ownership and operation of properties, Vacation Break may be potentially liable for such costs.

     In addition, recent studies have linked radon, a naturally-occurring substance, to increased risks of lung cancer. While there are currently no state or federal requirements regarding the monitoring for, presence of, or exposure to, radon in indoor air, the Environmental Protection Agency (the "EPA") and the Surgeon General recommend testing residences for the presence of radon in indoor air, and the EPA further recommends that concentrations of radon in indoor air be limited to less than 4 picocuries per liter of air (Pci/L) (the "Recommended Action Level"). The presence of radon in concentrations equal to or greater than the Recommended Action Level in one or more of Vacation Break's properties may adversely affect Vacation Break's ability to sell VOIs at such properties and the market value of such property. Recently enacted federal legislation will require Vacation Break to disclose to potential purchasers of VOIs at Vacation Break's resorts that were constructed prior to 1978 any known lead-paint hazards and will impose treble damages for failure to so notify.

     Electric transmission lines are located in the vicinity of Vacation Break's properties. Electric transmission lines are one of many sources of electro-magnetic fields ("EMFs") to which people may be exposed. Research into potential health impacts associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines, while others have required transmission facilities to measure for levels of EMFs. In addition, Vacation Break understands that lawsuits have, on occasion, been filed (primarily against electric utilities) alleging personal injuries resulting from exposure as well as fear of adverse effects. In addition, fear of adverse health effects from transmission lines has been a factor considered in determining property values in obtaining financing and in condemnation proceedings in eminent domain brought by power companies seeking to construct transmission lines. Therefore, there is a potential for the value of a property to be adversely affected as a result of its proximity to a transmission line and for Vacation Break to be exposed to damage claims by persons exposed to EMFs.

     Vacation Break has conducted Phase I assessments of each of its resorts in order to identify potential environmental concerns. These Phase I assessments have been carried out in accordance with accepted industry practices and consisted of non-invasive investigations of environmental conditions at the properties, including a preliminary investigation of the sites and identification of publicly known conditions concerning properties in the vicinity of the sites, physical site inspections, review of aerial photographs and relevant government records where readily available, interviews with knowledgeable parties, investigation for the presence of above ground and underground storage tanks presently or formerly at the sites, a visual inspection of potential lead-based paint and suspect friable ACMs where appropriate, a radon survey, and the preparation and issuance of written reports. Vacation Break's assessments of its properties have not revealed any environmental liability that Vacation Break believes would have a material adverse effect on Vacation Break's business assets or results of operations, nor is Vacation Break aware of any such material environmental liability. Nevertheless, it is possible that Vacation Break's assessments do not reveal all environmental liability or that there are material environmental liabilities of which Vacation Break is unaware. Vacation Break does not believe that compliance with applicable environmental laws or regulations will have a material adverse effect on Vacation Break or its financial condition or results of operations.

     Vacation Break believes that its properties are in compliance with all material respects of all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances. Vacation Break has not been notified by any governmental authority or any third party, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of its present properties.

EMPLOYEES

     As of June 30, 1997, Vacation Break employed approximately 900 full-time employees. In addition, Vacation Break has agreements with approximately 300 independent real estate agents, which grant them the right to sell VOIs in Vacation Break's resort properties.

LEGAL PROCEEDINGS

     The Attorneys General of Connecticut, Illinois, Massachusetts, New Mexico, New York, North Carolina, Texas, Minnesota, Washington, West Virginia and Wisconsin (collectively, the "Multi-State Group") have been engaged in a multi-state investigation of Vacation Break's marketing and sales practices involving vacation packages. The Attorneys General of Washington, Illinois, Connecticut and Vermont commenced lawsuits in March 1997. The Attorney General of Michigan issued a notice of intent to proceed absent a settlement of outstanding issues. In addition, the Attorney General of Idaho has commenced a post-settlement action against Vacation Break. Such actions in Vermont, Michigan and Idaho involved allegations similar to the actions brought or contemplated by the Multi-State Group.

     With respect to the above referenced actions or contemplated actions, Vacation Break is alleged to have violated certain state laws in connection with certain of its marketing and sales practices. These actions generally seek injunctive relief, damages, civil penalties and related fees and costs incidental thereto. Vacation Break will vigorously defend these actions at the same time that it seeks settlement of each of the above described actions. Vacation Break does not anticipate that its legal and settlement costs will have a material impact on the business and financial condition of Vacation Break.

     On March 28, 1997, Vacation Break was served with a lawsuit filed in the Circuit Court for Pinellas County, Florida by Market Response Group and Laser Company, Inc. (MRG&L) against Vacation Break and Kevin M. Sheehan, its President. MRG&L was a former vendor to Vacation Break with respect to direct mail marketing. The complaint alleges that the defendants, in concert with other companies, conspired to boycott MRG&L and to fix prices for mailings in violation of the Florida Antitrust Act, and in concert with others, engaged in various acts of unfair competition, deceptive trade practices and common law conspiracy. The complaint also alleges that the defendants breached various provisions of a Sales and Marketing Agreement with plaintiff and interfered with and caused other companies to breach Sales and Marketing Agreements with MRG&L and that the defendants misappropriated proprietary information. The complaint also demands that Vacation Break indemnify plaintiff for costs incurred by MRG&L to defend a 1996 Federal Trade Commission action. MRG&L claims to have suffered substantial damages. The actual aggregate amount of damages claimed is not calculable but appears to exceed $50 million. Vacation Break intends to defend each and every claim vigorously, and will file counterclaims if appropriate.

     Vacation Break is currently a defendant in certain litigation arising in the ordinary course of business. However, except as described above, there is no other material pending or threatened litigation involving Vacation Break or any of its properties.

EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the executive officers of Vacation Break.

           Name        Age                   Position with Vacation Break
           ----        ---                   ----------------------------
     Ralph Muller       56  Chairman of the Board of Directors and Chief
                              Executive Officer
     Kevin Sheehan      39  President
     Joyce North        54  Executive Vice President - Sales
     Henry M. Cairo     49  Chief Financial Officer and Chief Operating Officer
     Marco Manzie       39  Vice President - Resort Services
     Steven McPhee      55  Senior Vice President - Corporate Development

     Ralph Muller co-founded Vacation Break, and he has been serving Vacation Break full-time since its inception in 1985 as Chairman of the Board and Chief Executive Officer, and served as President of Vacation Break from its inception until May 1995. Mr. Muller is also the President, Chief Executive Officer and Director of each of Serenity Homes, Inc., a company engaged in the business of purchasing and developing for sale residential real property, Sea America, Inc., a company engaged in the business of owning and administering a fleet of fishing and recreational boats as part of a 400 member boat club and USA Today Realty, a full-service real estate brokerage firm. Mr. Muller has over 25 years of experience in the vacation/leisure industry.

     Kevin M. Sheehan co-founded Vacation Break and has served as President of Vacation Break since May 1995. Mr. Sheehan served as Executive Vice President of Vacation Break from January 1991 until May 1995. From October 1987 to January 1991, Mr. Sheehan served as Vacation Break's Vice President - Marketing. Prior to joining Vacation Break in 1987, Mr. Sheehan served in various positions in the vacation interval ownership industry.

     Joyce North has served as the Executive Vice President - Sales of Vacation Break since January 1991. From 1980 to 1990, Ms. North marketed and sold vacation interval ownership interests for independent developers in the Pocono Mountains in Pennsylvania, Williamsburg, Virginia and French Lick, Indiana.

     Henry M. Cairo, a certified public accountant and an attorney-at-law, has served as Chief Financial Officer and Chief Operating Officer of Vacation Break since June 1995 and has been a Director of Vacation Break since December 1995. From December 1990 to May 1995, Mr. Cairo was a partner with the certified public accounting firm of Checkers Simon & Rosner and was a partner with the certified public accounting firm of Laventhol & Horwath previous to 1990. Mr. Cairo has over 17 years of experience in the vacation interval ownership industry, representing developers, lenders, marketing and management companies and homeowner associations. Mr. Cairo is a member of ARDA, where he has spoken at numerous conferences on subjects relating to the vacation interval ownership industry, including developer profitability and operational matters. Mr. Cairo currently serves as a member of the ARDA Finance Committee, and formerly served as the Chairman of the ARDA Accounting and Taxation Committee and Finance Committee.

     Marco Manzie has served as Vice President - Resort Services of Vacation Break since December 1992. From April 1989 to December 1992, Mr. Manzie was the general manager of the Sheraton Design Center Hotel in Fort Lauderdale, Florida. Mr. Manzie has served in management positions with the Hyatt Corporation and the Stouffer and Hilton Hotels. Mr. Manzie is an American Hotel Administrator and a licensed condominium manager. In addition, Mr. Manzie is a member of the Resort Development Committee of ARDA and an Advisory Member of the Greater Fort Lauderdale Convention and Visitors Bureau.

     Steven McPhee has served as Senior Vice President - Corporate Development of Vacation Break since February 1996. Mr. McPhee served as a consultant to Vacation Break from March 1994 to January 1996. Prior to joining Vacation Break, Mr. McPhee operated his own consulting company providing services to the vacation interval ownership industry in the areas of business and people development, sales, marketing and organizational development. Mr. McPhee is a member of ARDA where he has spoken at numerous conferences on subjects relating to the vacation interval ownership industry. Mr. McPhee currently represents Vacation Break as an ARDA Committee member. Mr. McPhee has been in the resort development business since 1976.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table sets forth, for the years ended December 31, 1996, 1995 and 1994, the aggregate compensation awarded to, earned by or paid to Vacation Break's Chief Executive Officer and each of Vacation Break's four other most highly compensated executive officers employed by Vacation Break at the end of 1996 (the "Named Executive Officers") based on salary and bonus earned during 1996. Vacation Break did not grant any restricted stock awards or stock appreciation rights or make any long-term incentive plan payouts during such fiscal years.

                          SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                          ANNUAL COMPENSATION            COMPENSATION AWARDS
                                       ------------------------  -------------------------------------
                                                                    ALL OTHER
                                                                     ANNUAL
  NAME AND PRINCIPAL POSITION    YEAR    SALARY        BONUS      COMPENSATION       OPTIONS(#) (1)
-------------------------------  ----  -----------  -----------  ---------------  --------------------
Ralph Muller                     1996   $  375,000           --            --                      --
  Chairman of the Board and      1995   $1,297,643   $   75,000            --                      --
    Chief Executive Officer      1994           --   $1,351,547      $266,344(2)                   --

Kevin Sheehan                    1996   $  365,000           --            --                      --
  President                      1995   $1,105,215   $   75,000            --                  75,000
                                 1994           --   $1,205,597            --                      --

Joyce North                      1996   $  350,000   $  330,000            --                      --
  Executive Vice President -     1995   $  175,564   $  858,072            --                 100,000
    Sales                        1994           --   $  992,500            --                      --

Henry M. Cairo (3)               1996   $  250,000           --            --                      --
  Chief Financial Officer and    1995   $  138,640   $   75,000            --                  50,000
   Chief Operating Officer       1994           --           --            --                      --

Marco Manzie                     1996   $  166,000   $  170,000            --                      --
  Vice President - Resort        1995   $  184,462   $   75,000            --                  35,000
    Services                     1994   $  141,254           --            --                      --

_________________

(1) The amounts in this column represent options granted pursuant to Vacation Break's 1995 Stock Option Plan.
(2) Represents premiums paid by Vacation Break under insurance policies on the lives of Mr. Muller and his spouse.
(3) Mr. Cairo joined Vacation Break in June 1995. Therefore, compensation information for the fiscal year 1995 represents the period from June 1995 through December 1995, and no compensation information is presented for Mr. Cairo for 1994.

     EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS.

     Vacation Break has entered into employment agreements, effective as of July 1, 1995 (January 1, 1996 with respect to Mr. McPhee), with Ralph Muller, Chairman of the Board and Chief Executive Officer, Kevin Sheehan, President, Joyce North, Executive Vice President - Sales, Henry M. Cairo, Chief Financial Officer and Chief Operating Officer, Marco Manzie, Vice President - Resort Operations, and Steven McPhee, Senior Vice President - Corporate Development.
In the case of Messrs. Muller, Sheehan, Cairo, McPhee, Manzie and Ms. North, these agreements will expire in December 1997, subject to automatic one-year renewal periods unless 60 days prior written notice is given by Vacation Break or such executive. These agreements provide for an annual base salary to Mr. Muller, Mr. Sheehan,

Ms. North, Mr. Cairo, Mr. Manzie and Mr. McPhee of $375,000, $365,000, $350,000, $250,000, $166,000 and $200,000, respectively. The employment agreements of Messrs. Muller, Sheehan, Cairo and McPhee also provide for an annual bonus as determined by a majority of disinterested members of Vacation Break's Board of Directors, subject to a maximum bonus during the first two years of each such agreement commencing January 1, 1996 of $375,000, $365,000, $250,000 and
$200,000, respectively. The employment agreement of Ms. North provides for an annual bonus equal to (A) 3.0% of Vacation Break's income before taxes, and (B) an additional amount equal to $100,000 if Vacation Break's net income before taxes exceeds $12.5 million, and an additional $100,000 for each incremental increase of $5,000,000 of net income before taxes in excess of $12.5 million, subject to a maximum bonus during the first two years of her employment agreement commencing January 1, 1996 of $625,000. Upon Vacation Break's termination of the employment of any of the named executives for any reason other than for cause, as specified in their respective employment agreements, each of the executives shall be entitled to receive a payment equal to (A) 12 months' base salary at the then prevailing rate plus (B) 100% of the most recent annual bonus paid to the executive under his or her employment agreement. Upon termination for "cause" or upon voluntary resignation, each of these executives shall be entitled to receive his or her base salary through the date of such termination and, in the case of voluntary resignation, subject to the approval of Vacation Break's Board of Directors, his or her bonus, reduced, pro rata, to reflect the duration of his or her employment by Vacation Break prior to such resignation. In addition, upon the actual or constructive termination of employment of Ms. North, Mr. Cairo, Mr. Manzie or Mr. McPhee following the occurrence of a change in effective control of Vacation Break, each of Ms. North, Mr. Cairo and Mr. McPhee shall be entitled to receive a payment equal to
(A) 200% of his or her base salary at the rate prevailing at the time of such change in control plus (B) 200% of the most recent annual bonus paid to him or her under his or her employment agreement and Mr. Manzie shall be entitled to receive a payment equal to (A) 100% of his base salary at the rate prevailing at the time of such change in control plus (B) 100% of the bonus paid to him under his employment agreement. Each of these executives is prohibited from competing with Vacation Break in the State of Florida for the duration of their respective employment agreements and, if terminated for cause or upon voluntary resignation, for a period of one year thereafter. Mr. Sheehan's employment agreement was amended and restated as of July 1, 1997 to provide for the termination of his employment agreement on September 30, 1997 and a right of first refusal by Vacation Break to engage the services of Mr. Sheehan prior to December 31, 1997. In exchange for such right of refusal, Vacation Break agreed to pay Mr. Sheehan the sum of $100,000.

     AGGREGATED FISCAL YEAR-END OPTION VALUE TABLE.

     The following table sets forth certain information concerning unexercised stock options held by the Named Executive Officers as of December 31, 1996. No stock options were exercised by the Named Executive Officers during the year ended December 31, 1996. No stock appreciation rights have been granted or are outstanding.

                      AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES



                                                NUMBER OF SECURITIES UNDERLYING        VALUE OF UNEXERCISED IN-THE-
                     SHARES                     UNEXERCISED OPTIONS AT FY-END (#)      MONEY OPTIONS AT FY-END ($)(1)
                  ACQUIRED ON      VALUE        --------------------------------       ------------------------------
      NAME        EXERCISE (#)   REALIZED ($)     EXERCISABLE    UNEXERCISABLE           EXERCISABLE   UNEXERCISABLE
----------------  ------------  ------------    --------------  ----------------       -------------- ---------------
Kevin Sheehan               0            $0           37,500         37,500               $553,125        $553,125
Joyce North                 0            $0           50,000         50,000               $762,500        $762,500
Henry M. Cairo              0            $0           25,000         25,000               $381,250        $381,250
Marco Manzie                0            $0           17,500         17,500               $266,875        $266,875

(1) The closing price for the Common Stock as reported on the NASDAQ National Market System on December 31, 1996 was $20.25. Value is calculated by multiplying (i) the difference between $20.25 and the option price of $5.00 (with the exception of Kevin Sheehan, as to whom such option price is $5.50) by (ii) the number of shares of Common Stock underlying the option.


     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

     Ralph P. Muller, the Chairman of the Board of Directors and Chief Executive Officer of Vacation Break, and Kevin Sheehan, the President of Vacation Break, participated in deliberations of Vacation Break's Board of Directors concerning executive compensation during 1996.

     BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION.

     PHILOSOPHY. The Compensation Committee's executive compensation philosophy is to provide competitive levels of compensation, integrate the compensation of its executive officers with the achievement of Vacation Break's annual and long-term performance goals, reward above average corporate performance, recognize individual initiative and achievement and assist Vacation Break in attracting and retaining qualified management. To meet these objectives, the Compensation Committee attempts to set the compensation of its executive officers at levels that it believes are competitive with other companies of the same size in Vacation Break's industry, in light of Vacation Break's then current and anticipated performance. The Compensation Committee endorses the position that equity interest in Vacation Break by management is beneficial in aligning executive officers' and stockholders' interests in the enhancement of stockholder value.

     COMPONENTS OF EXECUTIVE COMPENSATION. Compensation of Vacation Break's executive officers consists of both cash payments and grants of stock options. The annual cash compensation consists of a base salary and a bonus. Long-term incentives are provided through the grant of stock options under Vacation Break's 1995 Stock Option Plan.

     BASE SALARIES AND BONUSES. The Compensation Committee attempts to set base salaries and bonuses of its executive officers at levels that it believes are competitive with other companies of the same size in Vacation Break's industry. Information about appropriate salary and bonus levels has been determined by reviewing the public disclosure of Vacation Break's competitors and through Vacation Break's recruiting activities. Except as described below, salaries and bonuses are reviewed annually, and any adjustments are based on competitive practices as well as the performance of Vacation Break and the executive officer.

     STOCK OPTIONS. The Compensation Committee grants stock options to Vacation Break's executive officers pursuant to Vacation Break's 1995 Stock Option Plan. The Compensation Committee has the authority to determine the individuals to whom stock options are awarded, the terms at which option grants are made, the duration of the options and the number of shares subject to each option. The size of the option grants are generally based on the position level of the recipient. Through the award of stock options, the objective of aligning executive officers' long range interests with those of the stockholders is met by providing the executive officers with the opportunity to build a meaningful stake in Vacation Break.

     It is the Compensation Committee's intention that, over time, compensation opportunities from option grants will constitute a significant portion of each executive officer's total compensation. However, there are not automatic grants to each executive officer every year. Instead, the Compensation Committee reviews the performance of Vacation Break overall and of each individual executive officer, as well as past option grants to each executive officer, and makes decisions about recipients and grant sizes for the year.

     In December 1994, the Internal Revenue Service issued amendments to the proposed regulations previously issued under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1996, as amended. In general, Section 162(m) disallows a public company's deduction for compensation to any employee in excess of $1.0 million per year, unless such compensation is paid in connection with the attainment of performance goals established by the compensation committee of the board of directors and approved by the stockholders of such company in advance of the period during which services relating to such compensation were rendered. None of the executive officers of Vacation Break presently receives, and the Compensation Committee does not anticipate that such persons will receive, annual cash compensation in excess of the $1 million cap provided in Section 162(m). The Compensation Committee intends to take the necessary steps to ensure compliance with Section 162(m).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     COCONUT BAY RESORT. Mr. Muller, the Chairman of the Board, Chief Executive Officer and the majority stockholder of Vacation Break, owns 49% of the issued and outstanding capital stock of Coconut Bay Resort Properties, Inc. ("Coconut Bay"). In 1992, Coconut Bay developed the Coconut Bay Resort, located in Ft. Lauderdale, Florida, consisting of 52 units which were sold as approximately 2,300 VOIs. Vacation Break serves as exclusive sales agent for the sale of VOIs at this resort, for which it receives a net commission equal to 45% of the purchase price of each VOI sold. During the year ended December 31, 1996, Vacation Break received sales commissions from Coconut Bay of approximately $54,000. Substantially all VOIs in this resort were sold as of December 1993. However, Vacation Break may in the future serve as sales agent with respect to VOIs which are re-acquired by Coconut Bay upon foreclosure or otherwise, although it does not anticipate that the revenues form such activities will be significant. Vacation Break believes that the marketing fees it receives in connection with sales of VOIs in the Coconut Bay Resort are at rates which are no less favorable than the rates it receives in connection with sales of VOIs in properties owned by unaffiliated developers.

     SURFSIDER AND SURFRIDER RESORTS. Mr. Muller also owns approximately 33% of the issued and outstanding capital stock of Intracoastal Resorts, Inc. ("Intracoastal"). In 1993, Intracoastal developed the Surfsider Resort, in Pompano, Florida, consisting of 17 units for sale as 884 VOIs. Vacation Break serves as exclusive sales and marketing agent for the sale of VOIs at this resort, for which it receives a commission equal to 46% of the purchase price of each VOI sold. Vacation Break did not receive any sales commissions for Intracoastal from sales of VOIs at the Surfsider Resort during the year ended December 31, 1996. As of December 31, 1993, substantially all of the VOIs had been sold at this resort.

     In addition to Surfsider Resort, in 1994 Intracoastal developed the Surfrider Resort, in Pompano Beach, Florida. Surfrider consists of 15 units for sale as 780 VOIs. As with the Surfsider Resort, Vacation Break serves as exclusive sales and marketing agent for the sale of VOIs at this resort, for which it receives a net commission equal to 46% of the purchase price of each VOI sold. For the year ended December 31, 1996, Vacation Break received sales commissions from Intracoastal of approximately $20,000 from sales of VOIs at the Surfrider Resort. As of December 31, 1995, substantially all of the VOIs had been sold at this resort.

     Vacation Break believes that the commissions it receives in connection with sales of VOIs in the Surfsider and Surfrider resorts are at rates which are no less favorable than the rates it receives in connection with sales of VOIs in properties owned by unaffiliated developers.

     COCONUT BAY LOAN. During 1993, Coconut Bay loaned Vacation Break an aggregate principal amount of $1,250,000. This loan was evidenced by a promissory note, bearing interest at an annual rate of prime plus 3.25% and is due and payable in August 1998. In August 1996, Vacation Break made principal payments of $125,000 to Coconut Bay on account of this loan. As of December 31, 1996, $435,000 of the principal amount of this loan remained outstanding. Vacation Break believes that the loan from Coconut Bay is on terms which are no less favorable than Vacation Break could obtain from an unaffiliated lender.

     DIRECTOR'S FEE. During the years ended December 31, 1993, 1994 and 1995, Vacation Break paid Alice Muller, Ralph Muller's wife, an annual director's fee of approximately $104,000, $104,000 and $76,000, respectively. Mrs. Muller resigned as a director of Vacation Break in June 1995 and no longer receives any compensation from Vacation Break.

     LOAN TO EXECUTIVE OFFICER. In 1994, Vacation Break made a loan to Kevin Sheehan, Vacation Break's President, in the principal amount of $440,000, bearing interest at an annual rate of prime plus 3.25%. The entire amount of this loan, together with all accrued interest, was paid by Mr. Sheehan in March 1995.

     SEA AMERICAN OPTION. In March 1995, Mr. Muller granted Vacation Break an option, exercisable at any time during the three-year period following the consummation of Vacation Break's initial public offering, to purchase all of the outstanding capital stock of Sea America, Inc. for $10,000.

     TAX INDEMNIFICATION AGREEMENTS. Mr. Muller has entered into Tax Allocation and Indemnification Agreements with certain affiliates of Vacation Break which were S corporations prior to the consummation of Vacation Break's initial public offering. These agreements generally provide that Mr. Muller will be indemnified by each of the S Companies for any taxes due from Mr. Muller with respect to income derived by the S Companies during periods covered thereby, and the S Companies will be indemnified by Mr. Muller with respect to any overpayment to Mr. Muller in connection with estimated tax obligations of the S Companies. The amount of Mr. Muller's obligation to indemnify any of the S Companies, however, is limited to the amount of any corresponding reduction in Mr. Muller's liability for tax, interest or penalties (reduced by any related costs he incurs), while the S Companies are obligated to indemnify Mr. Muller by paying him an amount that, after taking into account the tax effects to Mr. Muller of his payment of tax, interest or penalties and of his receipt of the indemnification payment made to him, equals the increase in Mr. Muller's liability for tax, interest and penalties. In addition, Mr. Muller need not make any indemnification payment to any of the S Companies until he receives a refund or credit in respect of his corresponding liability for tax, interest or penalties, although the S Companies are obligated to indemnify Mr. Muller at the time he pays tax, interest or penalties, irrespective of when the S Companies receive a corresponding refund or credit. Finally, if Mr. Muller receives a refund or credit of tax, interest or penalties in respect of which he has been indemnified, he is obligated to repay the entity that indemnified him, upon receipt of the refund or credit, but the amount of his repayment cannot exceed an amount that, after giving effect to the tax consequences to Mr. Muller of the repayment and of the refund or credit he received (together with any interest or other amounts received), does not exceed the amount of that refund or credit (together with any interest or other amounts received), while the corresponding obligation of the S Companies is to repay Mr. Muller the amount of the indemnification payment it received from him (together with any interest or other amounts received), irrespective of the amount of the refund or credit or the tax consequences of the refund or credit or of the repayment to Mr. Muller.

     In 1995, Vacation Break adopted a policy that it will not enter into any transaction with any officer, director or principal stockholder of Vacation Break or any entity controlled by such persons other than transactions which have been approved by a majority of the then outstanding shares of Common Stock held by stockholders who do not have an interest in such transaction, excluding shares owned by Ralph P. Muller, Vacation Break's Chairman of the Board and Chief Executive Officer.

                  SHARE OWNERSHIP OF MANAGEMENT AND PRINCIPAL
                         STOCKHOLDERS OF VACATION BREAK

     The following table sets forth information, as of September     , 1997,
with respect to the beneficial ownership of shares of Vacation Break Common Stock by (i) each person known by Vacation Break to beneficially own more than 5% of the outstanding shares of Vacation Break Common Stock, (ii) each director of Vacation Break, (iii) Vacation Break's Chief Executive Officer and each named executive officer listed in the Summary Compensation Table below (collectively, the "Named Executive Officers") and (iv) all directors and executive officers of Vacation Break as a group:

                                                  AMOUNT AND NATURE       PERCENTAGE OF
               NAME AND ADDRESS OF                  OF BENEFICIAL      OUTSTANDING SHARES
               BENEFICIAL OWNER(1)                   OWNERSHIP(2)             OWNED
               -------------------              --------------------   ------------------
Ralph P. Muller................................        5,172,026 (3)          59.8%
Kevin Sheehan..................................        1,428,572 (4)          16.5%
Joyce North....................................          450,000 (5)           5.2%
Henry M. Cairo.................................           35,000 (6)              *
Marco Manzie...................................           20,500 (7)              *
Steven McPhee..................................           22,750 (8)              *
Richard Adrey..................................           14,000 (9)              *
Ronald J. Korn.................................           15,500 (10)             *
Michael K. Kollender...........................           28,000 (11)             *
Edward R. Allen................................            1,000                  *
Francis X. Maguire.............................                0                  *
All directors and executive officers as a group
   (___ persons) (12)..........................        6,737,348              77.9%

_______________

*    Less than 1%.

(1) Unless otherwise indicated, the address of each of the beneficial owners identified above is c/o Vacation Break U.S.A., Inc., 6400 N. Andrews Avenue, Park Plaza - Suite 200, Ft. Lauderdale, Florida 33309.
(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that person (but not those held by any other person) and that are exercisable within 60 days have been exercised. Unless otherwise noted, Vacation Break believes that all persons named in the table have sole voting and investment power with respect to all shares of Vacation Break Common Stock beneficially owned by them.
(3) Includes 5,150,526 shares of Vacation Break Common Stock held by R & A Partnership, Ltd., a Texas limited partnership (the "Partnership"). RPM Investments, Inc., a Texas corporation wholly-owned by Mr. Muller, is the sole general partner of the Partnership. Mr. Muller along with his wife and children hold limited partnership interests in the Partnership. Also includes (i) 21,500 shares of Vacation Break Common Stock owned by Ralph P. Muller and Alice Muller, his wife, as joint tenants with rights of survivorship and (ii) 350,000 shares of Vacation Break Common Stock subject to an option granted to Joyce North. See Note (5)
     below. Does not include 165,902 shares of Vacation Break Common Stock beneficially owned by The Ralph Muller Irrevocable Trust established for the benefit of Mr. Muller's children.
(4) Includes 75,000 shares of Vacation Break Common Stock issuable at $5.50 per share and 100,000 shares of Vacation Break Common Stock issuable at $7.975 per share upon the exercise of currently exercisable options. Also includes 50,000 shares subject to an option granted to Joyce North. See note (5) below.
(5) Includes: (i) 50,000 shares of Vacation Break Common Stock issuable at $5.00 per share upon the exercise of currently exercisable options; (ii) 350,000 outstanding shares of Vacation Break Common Stock purchasable at $5.00 per share upon the exercise of a currently exercisable option granted to Ms. North by Mr. Muller; and (iii) 50,000 outstanding shares of Vacation Break Common Stock purchasable at $5.00 per share upon the exercise of a currently exercisable option granted to Ms. North by Mr. Sheehan.
(6) Represents 25,000 shares of Vacation Break Common Stock issuable at $5.00 per share and 6,250 shares of Vacation Break Common Stock issuable at $7.25 per share and 3,750 shares of Vacation Break Common Stock issuable at $9.125 per share upon the exercise of currently exercisable options.
(7) Represents 17,500 shares of Vacation Break Common Stock issuable at $5.00 per share and 3,000 shares of Vacation Break Common Stock issuable at $7.25 per share upon the exercise of currently exercisable options.
(8) Includes 12,500 shares of Vacation Break Common Stock issuable at $6.50 per share and 6,250 shares of Vacation Break Common Stock issuable at $9.125 per share upon the exercise of currently exercisable options.
(9) Includes 2,000 shares of Vacation Break Common Stock issuable at $6.50 per share and 10,000 shares of Vacation Break Common Stock issuable at $8.625 per share upon the exercise of currently exercisable options granted under the Directors' Option Plan.
(10) Includes 2,000 shares of Vacation Break Common Stock issuable at $6.50 per share and 10,000 shares of Vacation Break Common Stock issuable at $8.625 per share upon the exercise of currently exercisable options granted under the Directors' Option Plan.
(11) Includes currently exercisable options to purchase 2,000 shares of Vacation Break Common Stock at $10.00 per share and 10,000 shares of Vacation Break Common Stock issuable at $8.625 per share upon the exercise of currently exercisable options granted pursuant to Vacation Break's Directors' Option Plan and currently exercisable warrants to purchase 5,000 and 10,000 shares of Vacation Break Common Stock at $6.00 and $7.50 per share, respectively.
(12) Calculation based on              shares outstanding as of September      ,
     1997.

            SELECTED CONSOLIDATED FINANCIAL DATA OF VACATION BREAK
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                              YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------
                                                  1992       1993      1994      1995       1996
                                                ---------  --------  --------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Vacation ownership interests                  $     --    $20,583   $27,644   $ 40,291   $ 80,020
  Resort operations and other                      1,671      4,203     7,602      9,086     12,343
  Interest earned on mortgages receivable             --        871     2,508      4,704      8,657
  Commissions earned on marketing agreements      14,385     12,629     8,839      4,502      1,721
                                                 -------    -------   -------   --------   --------

      Total revenues                              16,056     38,286    46,593     58,583    102,741

Cost of units sold - VOIs                             --      5,729     6,076      9,500     22,136
Sales and marketing costs - VOIs                      --      5,070     5,413     12,446     34,683
Total costs and operating expenses                15,322     28,073    35,056     49,538     90,909

Operating income                                     734     10,213    11,537      9,045     11,832

Net income                                           666     10,423    12,283      6,053      7,240
Pro forma net income (1)                             199      5,676     7,765      5,845
Pro forma net income per share (1)                 $0.03      $0.87     $1.19      $0.90
Net income per share
  Primary                                                                                     $0.82
  Fully diluted                                                                               $0.80
Pro forma weighted average number                  6,500      6,500     6,500      6,525
  of common shares outstanding
Weighted average number of
  common shares outstanding -
  Primary                                                                                     8,843
  Fully diluted                                                                               9,092

BALANCE SHEET DATA:

Total assets                                     $21,173    $32,146   $55,886   $107,092   $138,480
Total liabilities                                $25,301    $31,097   $44,231   $ 87,833   $110,653
Stockholders' equity                             $(4,128)   $ 1,049   $11,655   $ 19,259   $ 27,827

_________________

(1) Effective November 1, 1995, Vacation Break terminated all S Corporation elections. The effect of these conversions to C Corporations was the recognition of a deferred tax provision of $3,090,000 in the quarter ended December 31, 1995 in the historical financial statements. Pro forma net income reflects the effect on historical statement of operations data, assuming the companies had been treated as C Corporations rather than as S Corporations for income tax purposes, and assuming that combined federal and state effective income tax rates aggregate 37.7% for 1992 and 38.6% for 1993, 1994 and 1995.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS OF VACATION BREAK

     The following discussion and analysis should be read in conjunction with the Vacation Break Consolidated Condensed Financial Statements, including the notes thereto set forth elsewhere herein. See "Index to Consolidated Financial Statements of Vacation Break."

INTRODUCTION

     Vacation package revenues less vacation package costs have been included as vacation ownership interests - sales and marketing costs in the statement of operations for the six month period ended June 30, 1997 and for the year ended December 31, 1996. Previous years' amounts have been reclassified to reflect this change in presentation, which more closely correlates to the presentation of other companies in the VOI industry.

     In 1993, Vacation Break began to develop its own properties and sell VOIs in these properties while continuing to sell VOIs in properties owned by other developers, thereby adding a new source of revenues and earnings, including sales of vacation ownership interests and interest earned on mortgages
receivable.   Vacation Break generates additional revenues from resort
operations, which include room rental operations and ancillary resort operations such as food and beverage sales and from management fees. In the three and six month periods ended June 30, 1997, Vacation Break realized no commission revenues from the sale of VOIs in properties owned by other developers.

     Generally, VOIs are sold under binding sales contracts executed by Vacation Break and the purchaser requiring a 10% down payment and monthly installments for periods of up to 7 years. VOI revenue is recognized when a 10% down payment
has been received and the 10 day rescission period has expired.   During the 10
day rescission period, a customer may cancel for any reason and have the down payment returned. Revenue relating to sales of VOIs in projects under development is recognized using the percentage of completion method. Under this method, the portion of revenues applicable to costs incurred, as compared to total estimated construction and acquisition costs, is recognized in the period of sale. The remaining revenue is deferred and recognized as the remaining costs are incurred. As Vacation Break is currently in the development stage of certain projects, it is anticipated that certain VOI sales in these projects will generate deferred revenue as Vacation Break completes sales at a more rapid pace than the completion of the related VOI units. Costs associated with the acquisition and development of vacation ownership resorts, including carrying costs such as interest, are generally capitalized and subsequently recorded as a cost of sales as the related revenues are recognized.

     The following table sets forth certain consolidated operating information for the entities comprising Vacation Break and its consolidated subsidiaries for the three years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997.

                                                                                     SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                                                     -----------------------        --------------
                                                      1994     1995    1996          1996    1997
                                                     -------  ------  ------        ------  ------
STATEMENT OF OPERATIONS:
AS A PERCENTAGE OF TOTAL REVENUES
 Sales of vacation ownership interests                  59.3    68.8    77.9         79.8   81.2
 Resort operations and other                            16.3    15.5    12.0         12.3    9.4
 Interest earned on mortgages receivable                 5.4     8.0     8.4          6.1    9.4
 Commissions earned on marketing agreements             19.0     7.7     1.7          1.8     .0
                                                       -----   -----   -----        -----  -----
   Total revenues                                      100.0   100.0   100.0        100.0  100.0
                                                       =====   =====   =====        =====  =====

AS A PERCENTAGE OF VACATION OWNERSHIP
  INTEREST SALES
 Vacation ownership interests costs of units sold       22.0    23.6    27.7         28.4   28.7
 Sales and marketing                                    19.6    30.9    43.3         38.4   40.6
 Provision for doubtful accounts                         2.5     3.8     3.0          1.3    3.6

AS A PERCENTAGE OF REVENUES FROM RESORT
  OPERATIONS AND OTHER



 Resort operations and other expense                   101.6   103.4   102.4        100.1   90.4

AS A PERCENTAGE OF INTEREST EARNED ON
  MORTGAGES RECEIVABLE
 Interest expense on financed mortgages                 33.6    23.6    29.5         27.6   35.6
   receivable

AS A PERCENTAGE OF COMMISSIONS EARNED ON
  MARKETING AGREEMENTS
 Commission and related expenses on marketing           52.3    74.5   106.7         75.5    n/a
   agreements

AS A PERCENTAGE OF TOTAL REVENUES
General and administrative                              18.4    16.6    11.3         10.5   11.4
Depreciation and amortization                            1.9     2.9     1.8          1.8    1.7
Interest expense - other                                 0.5     1.3     1.2          0.9    0.6



RESULTS OF OPERATIONS

     THREE MONTHS ENDED JUNE 30, 1997 COMPARED TO THREE MONTHS ENDED JUNE 30,
     ------------------------------------------------------------------------
1996.
----

     Vacation Break's total revenues for the three months ended June 30, 1997 were $33.8 million, a decrease of $5.2 million or 13.3% from the three months ended June 30, 1996. Vacation Break sold 2,232 VOIs in completed and pre-construction units at Vacation Break-owned properties during the three months ended June 30, 1997, an increase of 28.8% from 1,733 VOIs sold during the three months ended June 30, 1996. Vacation Break's revenues from the sale of VOIs was $28.5 million during the three months ended June 30, 1997, of which $28.2 million was recognized as earned revenue and $0.3 million was recorded as additional deferred revenues - VOIs from $5.4 million recorded on Vacation Break's balance sheet at March 31, 1997 to $5.7 million at June 30, 1997. Vacation Break recognized revenues of $32.9 million from the sales of VOIs during the three months ended June 30, 1996, of which $21.0 million of VOI sales was derived from the sales in completed units and $11.9 million was derived from the sales of VOIs in pre-construction units which had been recorded as deferred revenue - VOIs on Vacation Break's balance sheet at March 31, 1996.

     Costs of units sold as a percentage of VOI sales decreased from 30.3% for the three months ended June 30, 1996 to 28.1% for the three months ended June 30, 1997 reflecting a decreased percentage of VOIs sold and recognized at the Orlando project in the three months ended June 30, 1997 compared to the three months ended June 30, 1996. The unit-week cost to Vacation Break for the Orlando units is currently fixed by contract at 35% of the related VOI sales price, resulting in a higher cost per unit than at other projects, but providing protection against volatility in construction and financing costs.

     Vacation package revenues less vacation package costs have been included as Vacation ownership interests-sales and marketing costs section in the statement of operations for the three months ended June 30, 1997. Previous years' amounts have been reclassified to reflect this change in presentation which more closely correlates to the presentation of other companies in the VOI industry. These costs, which include VOI sales commissions, lead generation marketing and vacation fulfillment costs and the administrative costs of processing VOI sales contracts, were $10.7 million, or 38.1% of related VOI revenues (a reduction of 5.7% from the three months ended March 31, 1997 due to improved control of vacation fulfillment costs), for the three months ended June 30, 1997 compared to $11.7 million, or 35.6% of related VOI revenues, for the three months ended June 30, 1996. This increase reflects Vacation Break's increased emphasis on diversification of lead generation programs to include the fulfillment of third party certificate programs, mini-vacations, referrals and in-house sales programs as well as other moderate cost traditional lead procurement programs which have the primary goal of producing a high quality, low to moderate cost tour at a resort property and increase VOI sales. The costs of sales commissions and administrative costs have remained relatively constant, as a percentage of recognized sales volume for the three months ended June 30, 1997 compared to the three months ended June 30, 1996.

     Vacation Break's revenues from resort and other operations decreased to $2.6 million for the three months ended June 30, 1997 from $3.5 million for the three months ended June 30, 1996, primarily as a result of having fewer units

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

available for resort occupancy during the 1997 period, including the last phase of Palm Aire which underwent renovations for VOI sales during the second quarter
of 1997.   Cost of resort operations decreased to $2.6 million for the three months ended June 30, 1997 from $3.7 million for the three months ended June 30, 1996 as a direct result of the reduction of related revenues due to a reduction in available rooms. Such costs as a percentage of revenues from resort and other operations decreased to 101.6% for the three months ended June 30, 1997 from 103.2% for the three months ended June 30, 1996.

     At both June 30, 1997 and 1996, Vacation Break's weighted average interest rate on its entire loan portfolio was 16.3%, compared to a weighted average interest rate on borrowings against loans hypothecated by Vacation Break to unaffiliated lenders of 10.2% at June 30, 1997 compared to 10.5% at June 30, 1996. As a result of the continued increase in sales of VOIs and the proportionate increase of VOIs sold in Vacation Break-owned properties from 1993 through June 30, 1997, Vacation Break's interest income from financing activities increased to $3.0 million for the three months ended June 30, 1997 from $2.0 million for the three months ended June 30, 1996. This increase was partially offset by interest paid on increased borrowings against loans hypothecated by Vacation Break to unaffiliated lenders of $1.3 million during the three months ended June 30, 1997 compared to $0.5 million during the three months ended June 30, 1996.

     Vacation Break's continued development of Vacation Break-owned resort properties and sale of VOIs in such properties resulted in the discontinuance of commissions received in connection with the sale of VOIs for other developers. During 1996, Vacation Break terminated its sales and marketing arrangement with a developer in the Bahamas and curtailed the sales of VOIs in the Bahamas. Vacation Break derived no revenues from such commissions for the three months ended June 30, 1997 and $0.5 million for the three months ended June 30, 1996 with related costs in the 1996 period of $0.5 million or 96.9% of related commission revenues.

     General and administrative expenses, consisting primarily of expenses relating to corporate overhead, increased to $3.9 million for the three months ended June 30, 1997 compared to $3.6 million for the three months ended June 30, 1996, and amounted to approximately 11.5% of Vacation Break's total revenues during the three months ended June 30, 1997 as compared to 9.2% during the three months ended June 30, 1996. The increase for the three months ended June 30, 1997 includes an increase in reserves for various legal and regulatory matters.

     The provision for doubtful accounts increased to $1.2 million for the three months ended June 30, 1997 from $0.5 million for the three months ended June 30, 1996. This represents 4.1% of VOI sales revenues for the three months ended June 30, 1997 compared to 1.4% for the three months ended June 30, 1996. Vacation Break monitors its provision for doubtful accounts on a quarterly basis to provide for future losses associated with defaults on customer mortgages receivable. This increase was due to the increased provision against mortgages receivable resulting from the increased mortgage receivable portfolio balance and to reflect current trends.

     Depreciation and amortization expense remained constant at $0.5 million for the three months ended June 30, 1997 and June 30, 1996.

     As a result of the foregoing, Vacation Break's net income was $2.8 million for the three months ended June 30, 1997, a decrease of $2.1 million or 43.1% from $4.9 million for the three months ended June 30, 1996. Net income for the three months ended June 30, 1996 included approximately $3.4 million (net of income taxes) relating to the recognition of deferred revenues (net of related costs) that had been deferred at March 31, 1996 under the percentage of completion method of accounting.

     SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996
     -------------------------------------------------------------------------

     Vacation Break's total revenues for the six months ended June 30, 1997 were $62.8 million, an increase of $1.6 million or 2.6% from the six months ended June 30, 1996. Vacation Break sold 3,938 VOIs in completed and pre-construction units at Vacation Break-owned properties during the six months ended June 30, 1997, an increase of 15.0% from 3,423 VOIs sold during the six months ended June 30, 1996. Vacation Break derived revenues of $51.3 million from the sales of VOIs during the six months ended June 30, 1997, of which $51.0 million was recognized from the sale of VOIs in completed units and was recorded as earned revenue and $0.3 million from sales of VOIs in pre-construction units was recorded as additional deferred revenue - VOIs on Vacation Break's balance sheet at December 31, 1996. Vacation Break recognized revenues of $48.8 million from the sales of VOIs during the six months ended June 30, 1996, of which $41.1 million was recognized from the sale of VOIs in completed units and was recorded

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

as earned revenue and $7.7 million was recognized from the sales of VOIs in pre-construction units which was recorded as deferred revenue - VOIs on Vacation Break's balance sheet at December 31, 1996.

     Costs of units sold as a percentage of VOI sales increased slightly from 28.4% for the six months ended June 30, 1996 to 28.7% for the six months ended June 30, 1997 reflecting an increased percentage of VOIs sold at the Orlando project in the six months ended June 30, 1997 compared to the six months ended June 30, 1996. The unit-week cost to Vacation Break for the Orlando units is fixed by contract at 35% of the related VOI sales price, resulting in a higher cost per unit than at other projects, but providing protection against volatility in construction and financing costs.

     Vacation package revenues less vacation package costs have been included as vacation ownership interests-sales and marketing costs section in the statement of operations for the six months ended June 30, 1997. Previous years' amounts have been reclassified to reflect this change in presentation which more closely correlates to the presentation of other companies in the VOI industry. These costs, which include VOI sales commissions, lead generation marketing and vacation fulfillment costs and the administrative costs of processing VOI sales contracts, were $20.7 million, or 40.6% of related VOI revenues, for the six months ended June 30, 1997 compared to $18.7 million, or 38.4% of related VOI revenues, for the six months ended June 30, 1996. This increase reflects Vacation Break's increased emphasis on diversification of lead generation programs to include the fulfillment of third party certificate programs, mini-vacations, referral and in-house sales programs as well as other moderate cost traditional lead procurement programs which have the primary goal of producing a high quality, low to moderate cost tour at a resort property and increase VOI sales. The costs of sales commissions and administrative costs have remained relatively constant, as a percentage of recognized sales volume for the six months ended June 30, 1997 compared to the six months ended June 30, 1996.

     Vacation Break's revenues from resort and other operations decreased to $5.9 million for the six months ended June 30, 1997 from $7.5 million for the six months ended June 30, 1996, primarily as a result of having fewer units available for resort occupancy during the 1997 period, including the last phase of Palm Aire which underwent renovations for VOI sales during the second quarter of 1997. Cost of resort operations decreased to $5.3 million for the six months ended June 30, 1997 from $7.6 million for the six months ended June 30, 1996 as a direct result of the reduction of related revenues due to a reduction in available rooms. Such costs as a percentage of revenues from resort and other operations decreased to 90.4% for the six months ended June 30, 1997 from 100.1% for the six months ended June 30, 1996.

     At both June 30, 1997 and 1996, Vacation Break's weighted average interest rate on its entire loan portfolio was 16.3%, compared to a weighted average interest rate on borrowings against loans hypothecated by Vacation Break to unaffiliated lenders of 10.2% at June 30, 1997 compared to 10.5% at June 30, 1996. As a result of the continued increase in sales of VOIs and the proportionate increase of VOIs sold in Vacation Break-owned properties from 1993 through June 30, 1997, Vacation Break's interest income from financing activities increased to $5.9 million for the six months ended June 30, 1997 from $3.7 million for the six months ended June 30, 1996. This increase was partially offset by interest paid on increased borrowings against loans hypothecated by Vacation Break to unaffiliated lenders of $2.1 million during the six months ended June 30, 1997 compared to $1.0 million during the six months ended June 30, 1996.

     Vacation Break's continued development of Vacation Break-owned resort properties and sale of VOIs in such properties resulted in the discontinuance of commissions received in connection with the sale of VOIs for other developers. During late 1996, Vacation Break terminated its sales and marketing arrangement with a developer in the Bahamas and curtailed the sales of VOIs in the Bahamas. Vacation Break derived no revenues from such commissions for the six months ended June 30, 1997 and $1.1 million for the six months ended June 30, 1996 with related costs in the 1996 period of $0.8 million or 75.5% of related commission revenues.

     General and administrative expenses, consisting primarily of expenses relating to corporate overhead, increased to $7.1 million for the six months ended June 30, 1997 compared to $6.4 million for the six months ended June 30, 1996, and amounted to approximately 11.4% of Vacation Break's total revenues during the six months ended June 30, 1997 as compared to 10.5% during the six months ended June 30, 1996. The increase for the six months ended June 30, 1997 includes an increase in reserves for various legal and regulatory matters.

     During the six months ended June 30, 1997, Vacation Break charged approximately $0.5 million to operations representing legal, accounting and other costs related to the termination of the merger agreement with Lambert's companies.

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     The provision for doubtful accounts increased to $1.8 million for the six months ended June 30, 1997 from $0.7 million for the six months ended June 30, 1996. This represents 3.6% of VOI sales revenues for the six months ended June 30, 1997 compared to 1.3% for the six months ended June 30, 1996. Vacation Break monitors its provision for doubtful accounts on a quarterly basis to provide for future losses associated with defaults on customer mortgages receivable. This increase was due to the increased provision against mortgages receivable resulting from the increased mortgage receivable portfolio balance and to reflect current trends.

     Depreciation and amortization expense remained constant at $1.1 million for the six months ended June 30, 1997 and the six months ended June 30, 1996.

     As a result of the foregoing, Vacation Break's net income was $5.1 million for the six months ended June 30, 1997, a decrease of $1.3 million or 20.7% from $6.4 million for the six months ended June 30, 1996. Net income for the six months ended June 30, 1996 included approximately $2.4 million (net of income taxes) relating to the recognition of deferred revenues (net of related costs) that had been deferred at December 31, 1995 under the percentage of completion method of accounting.

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995
     ---------------------------------------------------------------------

     Vacation Break's total revenues for 1996 were $102.7 million, an increase of $44.1 million or 75.3% from revenues of $58.6 million for 1995. Vacation Break sold 6,203 VOIs at Vacation Break-owned properties in the year ended December 31, 1996, compared to 4,442 VOI units in 1995. This represents an increase in sales of Vacation Break-owned VOIs of 39.6% in 1996 over 1995. This increase reflects the acquisition and development by Vacation Break of additional resort properties in 1995 and 1996 and the shift in Vacation Break's emphasis from selling VOIs in resort properties owned by other developers to selling VOIs in its own resort properties, which VOI sales are more profitable. Vacation Break recognized revenues from the sale of VOIs of $80.0 million in 1996, of which $2.8 million was recognized from the net decrease in deferred revenues - VOIs from $9.2 million recorded on the percentage of completion method on Vacation Break's balance sheet at December 31, 1995 to $6.4 million of VOI sales recorded as deferred revenue -VOIs at December 31, 1996. Vacation Break derived revenues of $49.5 million from the sales of VOIs in completed units in 1995, of which $40.3 million from the sales of VOIs in completed units was recorded as earned revenue and $9.2 million from the sales of VOIs in pre-construction units was recorded as deferred revenue - VOIs on Vacation Break's balance sheet at December 31, 1995.

     Costs of units sold as a percentage of VOI sales increased from 23.6% in 1995 to 27.7% in 1996 reflecting a larger percentage of VOIs sold in 1996 compared to 1995 from the Orlando project on which the unit-week cost is fixed at 35% of the related VOI sales price, resulting in a higher cost per unit than at other projects while providing less volatility in construction and financing costs.

     Vacation package revenues less vacation package costs have been included as Vacation ownership interests-sales and marketing costs section in the statement of operations for the year ended December 31, 1996. Previous years' amounts have been reclassified to reflect this change in presentation which more closely correlates to the presentation of other companies in the VOI industry. These costs, which include VOI sales commissions, lead generation marketing and vacation fulfillment costs and the administrative costs of processing VOI sales contracts, increased to $34.7 million or 43.3% of related VOI revenues in 1996 from $12.4 million or 30.9% of related VOI revenues in 1995 reflecting Vacation Break's increased emphasis on diversification of lead generation programs to include the fulfillment of third party certificate programs, mini-vacations, referral and in-house sales programs as well as other moderate cost traditional lead procurement programs with the primary goal to produce a high quality, low to moderate cost tour at a resort property and increase VOI sales. The costs of sales commissions and administrative costs have remained constant, as a percentage of recognized sales volume, in 1996 compared to 1995. The lead generation marketing and fulfillment costs (net of revenues recognized from the sale of Vacation Break's vacation packages) have increased. This increase relates to numerous factors, including Vacation Break's decision to increase the quality of the vacation package in order to provide a vacation with a more positive experience that will produce increased VOI sales, decreasing response rates to certain direct mail programs and, during the quarter ended September 30, 1996, approximately 65% of all vacation package travelers toured Vacation Break-owned resorts, a decrease of approximately 20% from Vacation Break's historical experience. This decrease in tours was primarily the result of Vacation Break's reservation system conversion and a fire aboard a third party vendor's cruise ship, which materially altered the itinerary of vacation package travelers commencing in May 1996. Vacation Break has rectified these problems during the fourth quarter of 1996.

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

     Vacation Break's revenues from resort and other operations increased to $12.3 million in 1996 from $9.1 million in 1995, primarily as a result of an increase in the occupancy rate and food and beverage sales at the Port Lucaya Resort and Yacht Club and the commencement of operations at the Palm Aire Resort & Spa and the Santa Barbara Resort. Cost of resort operations increased to $12.6 million in 1996 from $9.4 million in 1995. Such costs as a percentage of revenues from resort and other operations decreased to 102.4% in 1996 from 103.4% in 1995. This decrease in costs was primarily the result of Vacation Break's increased rental operations as well as improved operating efficiency at the Port Lucaya Resort and Yacht Club.

     At December 31, 1996 and 1995, Vacation Break's weighted average interest rate on its entire loan portfolio was 16.3% and 16.4%, respectively, compared to a weighted average interest rate on borrowings against loans hypothecated by Vacation Break to unaffiliated lenders of 10.4% and 11.7%, respectively. As a result of the continued increase in sales of VOIs and the proportionate increase of VOIs sold in Vacation Break-owned properties from 1993 through December 31, 1996, Vacation Break's interest income from financing activities increased to $8.7 million for the year ended December 31, 1996 from $4.7 million for the year ended December 31, 1995. This increase was partially offset by interest paid on increased borrowings against loans hypothecated by Vacation Break to unaffiliated lenders of $2.6 million during 1996 compared to $1.1 million during 1995.

     Vacation Break's continued development of resort properties and sale of VOIs in such properties resulted in a decrease in commissions received in connection with the sale of VOIs for other developers. Vacation Break derived revenues from such commissions of $1.7 million in 1996, a decrease of $2.8 million or 62.2% from 1995. Furthermore, commissions as a percentage of revenues decreased to 1.7% in 1996 from 7.7% in 1995. Commissions and related expenses under marketing agreements decreased to $1.8 million in 1996 from $3.4 million in 1995. Such expenses as a percentage of revenues from commissions increased to 106.7% in 1996 from 74.5% in 1995 as a result of a sustained level of fixed expenses and a decrease in commission revenue, reflecting Vacation Break's shift in its emphasis from selling VOIs in properties owned by other developers to selling VOIs in Vacation Break-owned resort properties. During the year, Vacation Break terminated its sales and marketing arrangement with a developer in the Bahamas and curtailed selling VOIs in the Bahamas.

     General and administrative expenses, consisting primarily of expenses relating to corporate overhead including costs related to Vacation Break's expansion of its information systems area, as well as executive compensation, increased to $11.6 million in 1996 compared to $9.7 million in 1995, and amounted to approximately 11.2% of Vacation Break's total revenues during 1996 as compared to 16.6% in 1995.

     The provision for doubtful accounts increased to $2.4 million for the year ended December 31, 1996 from $1.5 million for the year ended December 31, 1995. This represents 3.0% of VOI sales revenues in 1996 compared to 3.8% in 1995. Vacation Break annually monitors its provision for doubtful accounts to provide for future losses associated with any defaults on customer mortgages receivable. This increase was primarily due to the increased provision against mortgages receivable resulting from the increased mortgage receivable portfolio balance.

     Depreciation and amortization expense increased 5.9% to $1.8 million for the year ended December 31, 1996 from $1.7 million for the year ended December 31, 1995, primarily due to increased purchases of computer hardware, software and other equipment.

     As a result of the foregoing, Vacation Break's net income was $7.2 million for the year ended December 31, 1996, an increase of $1.1 million or 18.0% from the year ended December 31, 1995.

     YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994
     ---------------------------------------------------------------------

     Vacation Break's total revenues for 1995 were $58.6 million, an increase of $12.0 million or 25.8% from revenues of $46.6 million for 1994. Vacation Break sold 4,442 VOIs in the year ended December 31, 1995, compared to 2,396 VOIs in 1994. This represents an increase in sales of Vacation Break-owned VOIs of 63.1% (exclusive of pre-construction sales) in 1995 over 1994 and represents 68.8% of total revenues in 1995 (exclusive of deferred revenues from sales in pre-construction units) and 59.3% of total revenues in 1994. This increase reflects the acquisition and development by Vacation Break of additional resort properties in 1994 and 1995 and the shift in Vacation Break's emphasis from selling VOIs in resort properties owned by other developers to selling VOIs in its own resort properties, which VOI sales are more profitable. Vacation Break derived revenues from the sale of VOIs of $49.5 million in 1995,

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

of which $40.3 million from the sales of VOIs in completed units was recorded as earned revenue and $9.2 million from the sales of VOIs in pre-construction units was recorded as deferred revenue - VOIs on Vacation Break's balance sheet. Vacation Break derived revenues of $27.6 million from the sales of VOIs in completed units in 1994.

     Cost of units sold as a percentage of VOI sales increased slightly from 22.0% in 1994 to 23.6% in 1995 reflecting the commencement of sales in three new developments, commencement of sales in a new purpose built phase of the Sea Gardens Resort and the higher product costs associated with the Orlando (Star Island) project.

     Vacation package revenues less vacation package costs have been included as Vacation ownership interests-sales and marketing costs section in the statement of operations for the year ended December 31, 1995. Previous years' amounts have been reclassified to reflect this change in presentation which more closely correlates to the presentation of other companies in the VOI industry. These costs, which include VOI sales commissions, lead generation marketing and vacation fulfillment costs and the administrative costs of processing VOI sales contracts, increased to $12.4 million or 30.9% of related VOI revenues in 1995 from $5.4 million or 19.6% of related VOI revenues in 1994 reflecting Vacation Break's initiation of emphasis on diversification of lead generation programs to include the fulfillment of third party certificate programs, mini-vacations, referral and in-house sales programs as well as other moderate cost traditional lead procurement programs with the primary goal to produce a high quality, low to moderate cost tour at a resort property and increase VOI sales. The costs of sales commissions and administrative costs have remained constant, as a percentage of recognized sales volume, in 1995 compared to 1994. The lead generation marketing and fulfillment costs (net of revenues recognized from the sale of Vacation Break's vacation packages) have increased. This increase relates to numerous factors, including Vacation Break's decision to increase the quality of the vacation package in order to provide a vacation with a more positive experience that will produce increased VOI sales and decreasing response rates to certain direct mail programs.

     Vacation Break's revenues from resort and other operations increased to $9.1 million in 1995 from $7.6 million in 1994, primarily as a result of an increase in the occupancy rate and food and beverage sales at the Port Lucaya Resort and Yacht Club and the commencement of operations at the Palm Aire Resort & Spa. Cost of resort operations increased to $9.4 million in 1995 from $7.7 million in 1994. Such costs as a percentage of revenues from resort and other operations increased to 103.4% in 1995 from 101.6% in 1994. This increase in costs was primarily the result of Vacation Break's commencement of operations at the Palm Aire Resort and Spa.

     At December 31, 1995 and 1994, Vacation Break's weighted average interest rate on its entire loan portfolio was 16.4% and 16.0%, respectively, compared to a weighted average interest rate on borrowings against loans hypothecated by Vacation Break to unaffiliated lenders of 11.7% and 11.6%, respectively. As a result of the continued increase in sales of VOIs and the proportionate increase of VOIs sold in Vacation Break-owned properties from 1993 through December 31, 1995, Vacation Break's interest income from financing activities increased to $4.7 million for the year ended December 31, 1995 from $2.5 million for the year ended December 31, 1994. This increase was partially offset by interest paid on increased borrowings against loans hypothecated by Vacation Break to unaffiliated lenders of $1.1 million during 1995 compared to $843,000 during 1994.

     Vacation Break's continued development of resort properties and sale of VOIs in such properties resulted in a decrease in commissions received in connection with the sale of VOIs for other developers. Vacation Break derived revenues from such commissions of $4.5 million in 1995, a decrease of $4.3 million or 49.1% from 1994. Furthermore, commissions as a percentage of revenues decreased to 7.7% in 1995 from 19.0% in 1994. Commissions and related expenses under marketing agreements decreased to $3.4 million in 1995 from $4.6 million in 1994. Such expenses as a percentage of revenues from commissions increased to 74.5% in 1995 from 52.3% in 1994 as a result of a sustained level of fixed expenses and a decrease in commission revenue, reflecting Vacation Break's shift in its emphasis from selling VOIs in properties owned by other developers to selling VOIs in Vacation Break-owned resort properties.

     General and administrative expenses, consisting primarily of expenses relating to corporate overhead including costs related to Vacation Break's expansion of its information systems area, as well as executive compensation, increased to $9.7 million in 1995 compared to $8.6 million in 1994, and amounted to approximately 16.6% of Vacation Break's total revenues during 1995.

     The provision for doubtful accounts increased to $1.5 million for the year ended December 31, 1995 from $679,000 for the year ended December 31, 1994. This increase was due to the increased provision against mortgages

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

receivable resulting from the increased mortgage balance. Vacation Break also provided additional reserves at December 31, 1995 against commissions receivable under marketing agreements.

     Depreciation and amortization expense increased 87.8% to $1.7 million for the year ended December 31, 1995 from $905,000 for the year ended December 31, 1994, primarily due to increased purchases of computer hardware, software and other equipment.

     In connection with Vacation Break's IPO, Vacation Break terminated the S Corporation tax status elections for all of the affiliated companies reporting under this tax provision effective November 1, 1995. Net income includes a one time non-recurring charge to earnings in the amount of $3.1 million in 1995 associated with the tax effect of the conversion of these companies from S Corporation tax status to C Corporation tax status.

     As a result of the foregoing, Vacation Break's net income was $6.1 million for the year ended December 31, 1995 after a non-recurring charge of $3.1 million associated with the conversion of S Corporations to C Corporation status, a decrease of $6.2 million or 50.7% from the year ended December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Vacation Break offers financing to the purchasers of VOIs in Vacation Break's resort properties who make a down payment generally equal to at least 10% of the purchase price. This financing bears interest at fixed rates, unless the down payment equals at least 50% of the purchase price and the purchaser agrees to pay the balance of the purchase price within one year from the date of purchase, in which case Vacation Break's loan bears no interest. This financing is collateralized by a mortgage on the underlying VOI. Vacation Break has entered into agreements with three lenders for the financing of customer receivables which provide an aggregate of up to approximately $90.0 million of available financing (of which $53.2 million was outstanding as of June 30, 1997) to Vacation Break bearing interest at variable rates tied to the "prime" rate plus 2.00% to 2.50% or a rate ranging between 375 and 475 basis points over LIBOR. Included in this availability is up to $20.0 million of pre-construction sales financing (financing of sales of units under construction which have not been deeded), of which $5.0 million was outstanding at June 30, 1997. A significant portion of this indebtedness has been guaranteed by Ralph Muller, the Chairman, Chief Executive Officer and majority stockholder of Vacation Break. Under these arrangements, Vacation Break hypothecates, or pledges as security, qualified purchaser promissory notes to these lenders, who lend Vacation Break 75% to 85% of the principal amount of such notes or, in the case of pre-sale financing, 60% of the purchase price of the underlying VOI or 65% of the outstanding balance of such notes. Payments under these promissory notes are made by the purchaser borrowers directly to a `lockbox,' or payment processing center, and such payments are credited against Vacation Break's outstanding balance with the respective lenders. Of the aggregate availability of $90.0 million, $10.0 million of such financing is a revolving loan with scheduled availability until December 1997; $15.0 million of such financing is a revolving loan with scheduled availability until March 1998, $40.0 million of such financing is a revolving loan with scheduled availability until November 1998 and $25.0 million of such financing is a revolving loan with scheduled availability until May 1999. Vacation Break is in the process of consolidating the $15.0 million line and the $25.0 million line into a $40.0 million warehouse facility. After the respective termination of the availability period, the respective outstanding borrowings under the aggregate agreements are required to be repaid over a period of five to eight years. Vacation Break believes that, for the four presently active selling resorts, it has substantial loan availability to provide financing of new VOI purchases through 1997. Although Vacation Break believes it can obtain additional financing from other lenders if necessary, other than as set forth herein, it does not presently have binding agreements to extend the terms of such financing or for any replacement financing, and there can be no assurance that alternative or additional arrangements can be made on terms that are satisfactory to Vacation Break. Accordingly, future sales of VOIs may be limited by both the availability of funds to finance the initial negative cash flow that results from sales that are financed by Vacation Break and by reduced demand which may result if Vacation Break is unable to provide financing to purchasers of VOIs. If Vacation Break is required to sell its customer receivables, discounts from the face value of such receivables may be required. At June 30, 1997, Vacation Break had a portfolio of 13,339 loans to VOI purchasers, which loans had a weighted average maturity of approximately 5.2 years, and a weighted average interest rate of 16.3%, compared to a weighted average interest rate of 10.2% on borrowings against loans hypothecated by Vacation Break to unaffiliated lenders. Vacation Break has historically derived substantial income from its financing activities.

     Vacation Break also requires funds to finance the future purchases of and improvements to resort properties. Such funds have been provided from operations and from secured term loans under existing credit facilities, as well as

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

from the proceeds of Vacation Break's initial public offering ("IPO"). Vacation Break presently has no commitments to make capital expenditures other than (i) a $13.0 million construction facility from SunTrust and Finova Capital Corporation to finance the construction of the ten story, 84 unit Ocean Palms addition to the Sea Gardens Resort and (ii) a $12.7 million construction facility from Bank Atlantic to finance the construction of the 99 unit renovation and new construction to Royal Vista Resort (formerly known as Ocean Ranch) and (iii) an unconditional $8.8 million obligation to purchase units at Star Island, complete construction of such units and guarantee a maximum of $6.5 million of construction debt.

     Vacation Break intends to continue to provide financing to purchasers of VOIs and to obtain funds to finance the negative cash flow resulting from the payment of sales commissions and other selling expenses and to make release payments on bank indebtedness relating to development of its resort properties. For the six months ended June 30, 1997 and 1996, Vacation Break derived interest income of $5.9 million and $3.7 million, respectively, from the financing of purchaser notes receivable and incurred interest expense of $2.1 million and $1.0 million, respectively, relating to loans secured by notes hypothecated to these unaffiliated lenders.

     During the six months ended June 30, 1997 and 1996, Vacation Break's operating activities provided approximately $1.3 million and used approximately $11.3 million, respectively, in cash and cash equivalents and its investing activities used approximately $10.7 million and $4.7 million, respectively, in cash. During these periods $6.7 million and $15.2 million, respectively, was provided through Vacation Break's financing activities, resulting in a net decrease in cash and cash equivalents of $2.7 million for the six months ended June 30, 1997 and $0.8 million for the six months ended June 30, 1996.

     During the years ended December 31, 1996 and 1995, Vacation Break's operating activities used approximately $32.7 million and $4.3 million, respectively, in cash and cash equivalents and its investing activities provided approximately $2.5 million and used approximately $10.7 million, respectively, in cash. During these periods $28.0 million and $22.9 million, respectively, was provided through Vacation Break's financing activities, resulting in a net decrease in cash and cash equivalents of $2.2 million in 1996 and a net increase in cash and cash equivalents of $7.9 million during 1995.

     Vacation Break believes that funds from operating and financing activities, borrowings under its existing credit facilities and the net remaining proceeds from the IPO are sufficient to satisfy its contemplated cash requirements through 1997, and that its long-term financing requirements will be met through operating and financing activities in the normal course of its business and, if deemed necessary or appropriate, through additional financing. No assurance can be given that additional financing will be available on terms and conditions acceptable to Vacation Break.

     The foregoing Management's Discussion and Analysis contains various "forward looking statements" within the meaning of Section 21E of the Exchange Act which represent Vacation Break's expectations or beliefs concerning future events, including, but not limited to, statements regarding increased sales of VOIs in Vacation Break-owned resorts and the sufficiency of Vacation Break's cash flow, as well as receivables financing, for its future liquidity and capital resource needs. These forward looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements. These factors include, without limitation, Vacation Break's ability to continue to develop and market resort properties, increases in marketing costs, the availability of favorable financing agreements, increases in sales of vacation packages, fluctuations in interest rates and the effects of governmental regulation. Results actually achieved may differ materially from expected results included in these statements as a result of these or other factors.

                                    EXPERTS

     The consolidated financial statements and schedule of Fairfield Communities, Inc. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, incorporated by reference in the Joint Proxy Statement/Prospectus of Fairfield Communities, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference herein, and are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheets of Vacation Break U.S.A., Inc. and consolidated subsidiaries as of December 31, 1996 and 1995 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, included in this Joint Proxy/Prospectus, have been included in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     Representatives of Ernst & Young LLP and Coopers & Lybrand L.L.P. are expected to be present at the Fairfield Special Meeting and the Vacation Break Special Meeting, respectively, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.


                                 LEGAL MATTERS

     The validity of the shares of Fairfield Common Stock being offered hereby will be passed upon for Fairfield by Jones, Day, Reavis & Pogue, Dallas, Texas, counsel to Fairfield.

     Certain federal income tax consequences of the Merger will be passed upon by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., counsel to Vacation Break.

         INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF VACATION BREAK

                                                                            PAGE
                                                                            ----

Report of Independent Accountants                                           F-2

Consolidated Financial Statements:

  Consolidated Balance Sheets at December 31, 1995 and 1996                 F-3

  Consolidated Statements of Operations for the years ended
   December 31, 1994, 1995 and 1996                                         F-4

  Consolidated Statements of Stockholders' Equity for the years
   ended December 31, 1994, 1995 and 1996                                   F-5

  Consolidated Statements of Cash Flows for the years ended
   December 31, 1994, 1995 and 1996                                         F-6

  Notes to Fiscal Year End Consolidated Financial Statements                F-7

Statement regarding Computation of per share Earnings                       F-26

Consolidated Condensed Financial Statements:

  Consolidated Condensed Balance Sheets at December 31,
   1996 and June 30, 1997                                                   F-27

  Consolidated Condensed Statements of Operations for the
   six months ended June 30, 1996 and 1997                                  F-28

  Consolidated Condensed Statement of Cash Flows for the
   six months ended June 30, 1996 and 1997                                  F-29

  Notes to Interim Period Consolidated Condensed Financial Statements       F-30

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders of
Vacation Break U.S.A., Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Vacation Break U.S.A., Inc. and Subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1994, 1995 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vacation Break U.S.A., Inc. and Subsidiaries as of December 31, 1995 and 1996 and the consolidated results of their operations and their cash flows for the years ended December 31, 1994, 1995 and 1996 in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.


Fort Lauderdale, Florida
March 14, 1997, except Notes 22 and 24, as to which the date is October 9, 1997.

           VACATION BREAK U.S.A., INC. AND CONSOLIDATED SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                                    ----------------------------
                                                                        1995           1996
                                                                    -------------  -------------
ASSETS
Cash and cash equivalents.........................................    $  8,499,386   $  6,307,928
Certificates of deposit...........................................         747,817        124,235
Restricted cash...................................................       4,090,766      1,647,236
Cash in escrow from vacation ownership interests sales............      10,580,907      8,055,543
Mortgages receivable on vacation ownership interests sales - net..      45,423,680     73,028,510
Receivables - net.................................................       3,381,460      3,757,385
Note receivable...................................................              --      1,993,883
Vacation ownership interests held for sale and real estate and
 development costs................................................      18,302,622     25,310,450
Prepaid expenses and other assets.................................       4,521,714      5,919,983
Investment in unconsolidated affiliates...........................       1,584,417      1,946,917
Due from unconsolidated affiliates................................          84,050         54,369
Income tax receivable.............................................           8,238         58,238
Property and equipment - net......................................       9,866,702     10,274,870
                                                                      ------------   ------------

TOTAL ASSETS......................................................    $107,091,759   $138,479,547
                                                                      ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities..........................    $ 10,240,733   $ 13,210,543
Due to unconsolidated affiliates..................................         522,607          5,578
Notes and mortgages payable.......................................      28,900,694     53,302,723
Note payable to unconsolidated affiliate..........................         560,000        532,778
Capital lease obligations.........................................       1,320,695      1,349,426
Deferred income taxes.............................................       2,498,088      6,207,527
Advance deposits..................................................       4,369,244      2,948,884
Deferred revenues - vacation packages.............................      20,534,417     16,588,264
Deferred revenues - vacation ownership interests..................       9,233,181      6,407,050
Due to affiliate of joint ventures................................       6,227,875      7,517,719
Tax distribution payable to majority stockholder..................       3,388,205             --
Minority interest in joint ventures...............................          37,222      2,582,436
                                                                      ------------   ------------

Total Liabilities.................................................      87,832,961    110,652,928
                                                                      ------------   ------------
Commitments and contingencies (Notes 12, 13, 15 and 22)

Stockholders' Equity:
Preferred stock ($.01 par value; 25,000,000 shares authorized; no shares issued and outstanding at December 31, 1995 and 1996, respectively)
Common stock ($.01 par value; 25,000,000 shares authorized;
 8,300,000 and 8,593,725 shares issued and outstanding at
 December 31, 1995 and 1996, respectively)........................          83,000         85,937
Additional paid in capital........................................      12,089,288     13,414,457
Retained earnings.................................................       7,086,510     14,326,225
                                                                      ------------   ------------

Total Stockholders' Equity........................................      19,258,798     27,826,619
                                                                      ------------   ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $107,091,759   $138,479,547
                                                                      ============   ============

          See accompanying notes to consolidated financial statements

           VACATION BREAK U.S.A., INC. AND CONSOLIDATED SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                        ------------------------------------------
                                                            1994          1995           1996
                                                        ------------  -------------  -------------
Revenues:
Vacation ownership interests                             $27,644,415   $40,290,672   $ 80,020,405
Resort operations and other                                7,601,805     9,085,790     12,342,683
Interest earned on mortgages receivable                    2,507,822     4,704,111      8,657,255
Commissions earned on marketing agreements (1)             8,839,229     4,502,905      1,720,841
                                                         -----------   -----------   ------------
                                                          46,593,271    58,583,478    102,741,184
                                                         -----------   -----------   ------------
Costs and operating expenses:
Vacation ownership interests - cost of units sold          6,076,497     9,500,289     22,135,634
Vacation ownership interests - sales & marketing
  costs                                                    5,412,522    12,445,671     34,682,902
Resort operations and other                                7,722,634     9,398,743     12,636,161
Interest expense on financed mortgages receivable            843,083     1,108,741      2,550,656
Commissions and related expenses on marketing
  agreements                                               4,623,456     3,353,682      1,835,501
Interest expense - other                                     237,636       770,992      1,220,627
General and administrative                                 8,556,066     9,712,220     11,591,523
Provision for doubtful accounts                              679,205     1,525,214      2,436,748
Depreciation and amortization                                904,611     1,722,502      1,819,564
                                                         -----------   -----------   ------------
                                                          35,055,710    49,538,054     90,909,316
                                                         -----------   -----------   ------------
Income from operations before income
  taxes, minority interest and equity in earnings of
  unconsolidated affiliates                               11,537,561     9,045,424     11,831,868
Minority interest in earnings of joint ventures                   --       (37,222)    (1,045,214)
Equity in earnings of unconsolidated affiliates              149,698       161,851        162,500
                                                         -----------   -----------   ------------
Income before income taxes                                11,687,259     9,170,053     10,949,154
Income tax (expense) benefit                                 595,480       (26,709)    (3,709,439)
Non-recurring charge associated with the
  conversion of S Corporations to C Corporation
  tax status                                                      --    (3,090,000)            --
                                                         -----------   -----------   ------------
Net income                                               $12,282,739   $ 6,053,344   $  7,239,715
                                                         ===========   ===========   ============
Net income per share:
Primary                                                                              $       0.82
                                                                                     ============
Assuming full dilution                                                               $       0.80
                                                                                     ============
Average number of common and common
  equivalent shares outstanding:
Primary                                                                                 8,843,247
                                                                                     ============
Assuming full dilution                                                                  9,091,851
                                                                                     ============
Pro forma income data (unaudited):
Income before income tax provision, as reported          $11,687,259   $ 9,170,053
Pro forma income tax provision                             3,922,745     3,324,598
                                                         -----------   -----------
Pro forma net income                                     $ 7,764,514   $ 5,845,455
                                                         ===========   ===========
Pro forma net income per share                           $      1.19   $      0.90
                                                         ===========   ===========
Pro forma common and common equivalent
  shares outstanding                                       6,500,000     6,524,658
                                                         ===========   ===========

--------------------

(1) Commissions earned on marketing agreements with related parties were $2,200,000, $1,509,000 and $74,000 for the years ended December 31, 1994,
    1995 and 1996, respectively.

          See accompanying notes to consolidated financial statements

           VACATION BREAK U.S.A., INC. AND CONSOLIDATED SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               COMMON STOCK
                                           ---------------------   ADDITIONAL      RETAINED
                                                                     PAID-IN       EARNINGS
                                             SHARES     AMOUNT       CAPITAL       (DEFICIT)        TOTAL
                                           ----------  ---------  -------------  -------------  -------------
Balance - December 31, 1993                    5,100    $ 5,100    $ 5,127,489    $(4,083,444)   $ 1,049,145

Issuance of common stock:
  Vacation Break Resorts, Inc.                   500        500             --             --            500
  Vacation Break Construction, Inc.              500        500             --             --            500
  Stockholder contribution                        --         --         55,925             --         55,925
  Stockholder distributions                       --         --             --     (1,733,898)    (1,733,898)
  Net income                                      --         --             --     12,282,739     12,282,739
                                           ---------    -------    -----------    -----------    -----------
  Balance - December 31, 1994                  6,100      6,100      5,183,414      6,465,397     11,654,911

Issuance of common stock:
  Resorts Title, Inc.                            500        500             --             --            500
  Vacation Break Resorts at
    Palm-Aire, Inc.                              500        500             --             --            500
  Vacation Break Resorts at Star
    Island, Inc.                                 500        500             --             --            500
  Vacation Break Welcome Centers, Inc.           500        500             --             --            500
  Proceeds from initial public offering
    - net                                  1,800,000     18,000      6,962,774             --      6,980,774
  Effect of 65,000-to-1 stock split        6,499,900     64,900        (64,900)            --             --
  Exchange of common stock in
    connection with mergers                   (8,000)    (8,000)         8,000             --             --
  Stockholder distributions                       --         --             --     (5,432,231)    (5,432,231)
  Net income                                      --         --             --      6,053,344      6,053,344
                                           ---------    -------    -----------    -----------    -----------
  Balance - December 31, 1995              8,300,000     83,000     12,089,288      7,086,510     19,258,798

Issuance of common stock:
  Exercise of stock options                   23,725        237        145,380             --        145,617
  Exercise of underwriter's
    overallotment - net                      270,000      2,700      1,179,789             --      1,182,489
  Net income                                      --         --             --      7,239,715      7,239,715
                                           ---------    -------    -----------    -----------    -----------
  Balance - December 31, 1996              8,593,725    $85,937    $13,414,457    $14,326,225    $27,826,619
                                           =========    =======    ===========    ===========    ===========

          See accompanying notes to consolidated financial statements

           VACATION BREAK U.S.A., INC. AND CONSOLIDATED SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          FOR THE YEARS ENDED
                                                                             DECEMBER 31,
                                                              -------------------------------------------
                                                                  1994           1995           1996
                                                              -------------  -------------  -------------
Cash Flow from Operating Activities:
Net income                                                    $ 12,282,739   $  6,053,344   $  7,239,715
Adjustments to reconcile net income to net cash used in
  operating activities:
Provisions for doubtful accounts                                   679,205      1,525,214      2,436,748
Depreciation and amortization                                      904,611      1,722,502      1,819,564
Equity in earnings of unconsolidated affiliates                   (149,698)      (161,851)      (162,500)
Provision for deferred taxes                                      (549,065)     3,124,987      3,709,439
Minority interest in earnings of joint ventures                         --         37,222      1,045,214
Changes in operating assets and liabilities:
Mortgages receivable on vacation ownership interests sales     (12,209,629)   (24,421,233)   (29,891,578)
Receivables                                                       (529,309)    (1,265,021)      (525,925)
Note receivable                                                         --             --     (1,993,883)
Income tax receivable                                             (354,782)       588,173        (50,000)
Vacation ownership interests held for sale and real estate
  and development costs                                         (4,271,719)    (7,667,072)    (5,897,334)
Prepaid expenses and other assets                                 (471,318)    (3,276,664)    (1,398,269)
Due to/from unconsolidated affiliates -net                         602,210       (113,653)      (487,348)
Accounts payable and accrued liabilities                         2,128,655      3,665,191      2,969,810
Income tax payable                                                (173,683)            --             --
Tax distributions to majority stockholder                               --             --     (3,388,205)
Deferred revenues - vacation ownership interests                        --      9,233,181     (2,826,131)
Deferred revenues - vacation packages                              363,440      6,250,324     (3,946,153)
Advance deposits                                                   870,586        412,888     (1,420,360)
                                                              ------------   ------------   ------------

Net cash used in operating activities                             (877,757)    (4,292,468)   (32,767,196)
                                                              ------------   ------------   ------------

Cash Flows from Investing Activities:
Purchases of property and equipment                             (2,548,194)    (3,540,801)    (2,880,954)
Additions to restricted cash                                    (4,713,629)    (7,117,723)    (3,682,716)
Releases of restricted cash                                      3,499,424      6,155,984      6,126,246
Decrease (Increase) in cash in escrow from vacation
  ownership interests sales - net                               (2,072,785)    (6,878,841)     2,525,364
Purchases of certificates of deposit                            (1,237,895)      (602,817)      (121,293)
Maturities of certificates of deposit                              595,660      1,323,402        744,875
Investment in unconsolidated affiliates                            (91,214)            --       (200,000)
                                                              ------------   ------------   ------------

Net cash provided by (used in) investing activities             (6,568,633)   (10,660,796)     2,511,522
                                                              ------------   ------------   ------------

Cash Flows from Financing Activities:
Borrowings of notes and mortgages payable                       13,820,261     20,456,101     63,013,765
Repayments of notes and mortgages payable                       (5,432,336)    (8,308,722)   (38,611,736)
Borrowings from affiliate of joint ventures                             --      6,227,875      1,289,844
Repayment of note payable to unconsolidated affiliate             (125,000)      (125,000)       (27,222)
Payments on capital lease obligations                             (283,219)      (353,258)      (428,541)
Equity investment from joint venture partner                            --             --      1,500,000
Stockholder contributions                                           55,925             --             --
Stockholder distributions                                       (1,733,898)    (2,044,026)            --
Proceeds from initial public offering - net                             --      6,980,774             --
Proceeds from issuance of common stock                               1,000          2,000      1,328,106
                                                              ------------   ------------   ------------

Net cash provided by financing activities                        6,302,733     22,835,744     28,064,216
                                                              ------------   ------------   ------------

Net (decrease) increase in cash and cash equivalents            (1,143,657)     7,882,480     (2,191,458)
Cash and cash equivalents at beginning of year                   1,760,563        616,906      8,499,386
                                                              ------------   ------------   ------------
Cash and cash equivalents at end of year                      $    616,906   $  8,499,386   $  6,307,928
                                                              ============   ============   ============

          See accompanying notes to consolidated financial statements

           VACATION BREAK U.S.A., INC. AND CONSOLIDATED SUBSIDIARIES NOTES TO FISCAL YEAR END CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS

     Vacation Break U.S.A., Inc. and consolidated subsidiaries ("Vacation Break") is engaged in the sale of vacation packages, hotel operations and the renovation, construction, sale and financing of resort vacation ownership interests ("VOIs"). At December 31, 1996, the entities comprising the consolidated Vacation Break are as follows:

                     Vacation Break U.S.A., Inc.
                     Atlantic Marketing Realty, Inc.
                     Sea Gardens Beach and Tennis Resort, Inc.
                     Vacation Break International Limited
                     Vacation Break Marketing Company Limited
                     Vacation Break Management, Inc.
                     Resort Yachts of America, Inc.
                     Serenity Yacht Club, Inc.
                     Vacation Break Construction, Inc.
                     Vacation Break Resorts, Inc.
                     Resorts Title, Inc.
                     Vacation Break Welcome Centers, Inc.
                     Vacation Break Resorts at Palm Aire, Inc.
                     Vacation Break Resorts at Ocean Ranch, Inc.
                     Vacation Break Resorts at Star Island, Inc.
                     Palm Vacation Group (a Florida general
                     partnership)
                     Ocean Ranch Vacation Group (a Florida
                     general partnership)
                     Vacation Break Marketing Consultants, Inc.


     For the year ended December 31, 1995, Vacation Break Resorts at Ocean Ranch, Inc., Ocean Ranch Vacation Group and Vacation Break Marketing Consultants, Inc. had not been formed and, accordingly, did not form part of the consolidated 1995 financial statements. For the year ended December 31, 1994, Vacation Break Resorts at Star Island, Inc., Vacation Break Resorts at Palm Aire, Inc., Vacation Break Resorts at Ocean Ranch, Inc., Resorts Title, Inc., Palm Vacation Group and Vacation Break Welcome Centers, Inc. had not been formed and, accordingly, did not form part of the consolidated 1994 financial statements.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Vacation Break and the companies listed in Note 1, which are wholly-owned or majority-owned by Vacation Break. All significant intercompany transactions and balances have been eliminated from these consolidated financial statements. The 1994 financial statements reflect the accounts of Vacation Break as if consolidation had occurred prior to this date.

     CASH AND CASH EQUIVALENTS. All highly liquid cash investments with a maturity of three months or less from the date of purchase are considered cash equivalents.

     CERTIFICATES OF DEPOSIT. Certificates of deposit have original maturities in excess of three months but not exceeding one year at the time of purchase. The carrying amounts approximate market value due to their short maturities.

     REVENUE RECOGNITION

     VACATION OWNERSHIP INTERESTS:  VOIs consist of specified fixed week
     ----------------------------
interval ownership in fully furnished units. Generally, VOIs are sold under contracts for deed requiring a 10 % down payment and monthly installments for periods of up to 7 years. VOI revenue is recognized when a 10 % down payment has been received and a 10 day rescission period has expired. During the 10 day rescission period, a customer may cancel for any reason and have the down payment refunded. Revenue relating to sales of VOIs in projects under development is recognized using the percentage of completion method. Under this method, the portion of revenues applicable to costs incurred, as compared to total estimated construction and acquisition costs, is recognized in the period of sale. The remaining revenue is deferred and recognized as the remaining costs are incurred. Sales commissions and direct marketing costs relating to VOI's accounted for under the percentage of completion method are deferred until the associated revenues are recognized.

     As part of Vacation Break's strategy associated with the marketing of VOIs, vacation package certificates are sold on a non-refundable basis. The customer has up to eighteen months to exercise the certificate, at which time the certificate expires, if not extended for an additional twelve months generally upon payment of a nominal fee. All revenues, and direct costs incurred relating to the sale of vacation package certificates, are deferred until either the vacation is taken or the eighteen month period has expired and Vacation Break is no longer contractually obligated to fulfill the vacation. To the extent that vacation package certificates are extended beyond the eighteen month period, revenues, including fees received upon extension and related direct costs, are deferred until either the vacation is taken or the extended period has expired. Revenues and related costs from vacation packages are included net in "Vacation ownership interests--sales & marketing costs."

     ADVANCE DEPOSITS:  Customers have the opportunity to purchase upgrades to
     ----------------
their basic vacation package. Upgrades primarily include more luxurious accommodations and car rentals. Upgrades are paid, generally within 45 days of the scheduled vacations, and are recognized as revenue when the vacations are taken.

     COMMISSIONS ON MARKETING AGREEMENTS:  Vacation Break has entered into
     -----------------------------------
marketing agreements with certain non-affiliated companies and certain non-consolidated affiliated companies to sell vacation ownership interests on their behalf. Commissions are recognized as revenue after a 10 day rescission period.

     ALLOWANCES FOR DOUBTFUL ACCOUNTS. Vacation Break has established allowances for doubtful accounts for receivables and for mortgages receivable on vacation ownership interests. The allowance for mortgages receivable is based on industry and Vacation Break's historical default experience and is net of anticipated cost recoveries on the underlying vacation ownership interests. The allowance for receivables is based primarily upon prior loss experience and the identification of specific accounts deemed uncollectible. Cancellations of prior years sales are charged against the provision while cancellation of current years sales are charged against VOI sales revenues in the period of cancellation.

     VACATION OWNERSHIP INTERESTS HELD FOR SALE AND REAL ESTATE AND DEVELOPMENT COSTS. VOIs held for sale and real estate and development costs represent the costs of unsold units, recorded at cost which is lower than estimated net realizable value. Costs include land, land improvements, construction, including capitalized interest and real estate taxes, furnishing of the facility and a portion of the costs of amenities constructed for the use and benefit of the VOI owners. Cost of VOI units sold is determined using the relative sales value method. Real estate acquisition costs are allocated to specific projects based on their relative fair value before development.

     PROPERTY AND EQUIPMENT. Property and equipment, which relate primarily to Vacation Break's hotel, spa and corporate operations and do not relate to vacation ownership interests, are stated on the basis of cost less accumulated depreciation and amortization. Vacation Break provides for depreciation on a straight-line basis over the following estimated useful lives: building and improvements, 27.5 years; software costs, 5 years; equipment, furniture and fixtures, 5 to 7 years; and yachts, 10 years.

     During 1996, management changed the estimates of the useful lives of computer hardware from 5 to 7 years and software costs from 3 to 5 years. These changes resulted in an increase to income before income taxes of $415,000, an increase to net income of approximately $255,000 and an increase to primary and fully diluted earnings per share of $0.03.

     Assets under capital leases are capitalized using an implicit interest rate appropriate at the inception of each lease and are amortized over the shorter of the applicable lease term or the useful life of the asset.

     When assets are retired or otherwise disposed of, the costs and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful lives of assets are capitalized.

     Long-lived assets to be held and used are reviewed for impairment whenever changes in circumstances indicate that the related carrying amounts may not be recoverable under the provisions of Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Vacation Break determined that there was no impairment as of December 31, 1996 and 1995.

     INVESTMENT IN UNCONSOLIDATED AFFILIATES. Vacation Break has a 50% interest in the Port Lucaya Resort Company Limited and a 25% interest in Vacation Marketing Consultants, Inc., which are accounted for under the equity method.

     INCOME TAXES. Vacation Break and its consolidated subsidiaries utilize the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are established based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Vacation Break provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

     Additionally, certain of Vacation Break's consolidated subsidiaries include Bahamian corporations which are not currently subject to income taxation for Bahamian tax purposes or for U.S. federal and state income tax purposes.

     Prior to November, 1995, Vacation Break and its consolidated subsidiaries were either taxed as regular corporations at the corporate level or elected to be taxed as S Corporations under provisions of the Internal Revenue Code. The consolidated subsidiaries which were taxed as S Corporations prior to November 1995, were not subject to federal and state income taxes at the corporate level. Instead, the taxable income of the S Corporations for the period of time prior to November 1995 was included in the individual income tax return of their sole stockholder. On October 31, 1995, Vacation Break's S Corporation subsidiaries terminated their S Corporation elections and, accordingly, became subject to federal and state income taxes.

     ADVERTISING AND PROMOTION EXPENSE. Advertising expenses are charged to operations during the year in which they are incurred. Such expenses relate principally to a direct mail advertising program. For the years ended December 31, 1994, 1995 and 1996, these costs were approximately $3,712,000, $3,716,000 and $2,067,000 respectively. Such costs are primarily included in vacation package costs.

     FAIR VALUE OF FINANCIAL INSTRUMENTS. Vacation Break's financial instruments consist of certificates of deposit, mortgages receivable on VOI sales, note receivable, notes and mortgages payable and amounts due to affiliate of Palm Vacation Group. Certificates of deposit have maturity dates of one year or less. Accordingly, their carrying values approximate their fair values. The fair values of mortgages receivable on VOI sales, note receivable and amounts due to affiliate of Palm Vacation Group have been estimated based on interest rates available for similar credit and debt instruments and approximate their carrying values. Of the total balance of notes and mortgages payable, 98% bear interest at variable rates. Accordingly, their carrying values approximate their fair values. The remaining notes and mortgages payable bear interest at rates available for similar instruments.

     NEW ACCOUNTING PRONOUNCEMENTS. For the year ended December 31, 1996, Vacation Break adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This pronouncement establishes financial accounting and reporting standards for stock-based employee compensation plans. It encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on new fair value accounting rules. Vacation Break has chosen to account for stock-based compensation under provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, as permitted under SFAS No.
123. Accordingly, the adoption of this standard did not affect Vacation Break's results of operation, financial position or liquidity.

     SFAS No. 128, "Earnings per Share" must be implemented by Vacation Break in 1997. This pronouncement specifies the computation, presentation and disclosure requirements for earnings per share. It requires presentation of earnings per share for entities that have issued common stock or potential common stock if those securities trade in the public market.

     RECLASSIFICATIONS. Certain amounts in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 presentation. Vacation package revenues, less vacation package costs, have been included as vacation ownership interests-sales & marketing costs in the statement of operations for the year ended December 31, 1996. This change in presentation more closely correlates to the presentation method of other companies in the vacation ownership industry.

     NET INCOME PER SHARE. For the year ended December 31, 1996, primary earnings per share are based on the weighted average number of shares outstanding and the assumed exercise of dilutive stock options less the number of treasury shares assumed to be purchased from the proceeds using the average market price of Vacation Break's common stock. Fully diluted earnings per share were computed using the higher of the average market price or the end of the year market price.

     For the years ended December 31, 1994 and 1995, primary earnings per share were computed on net income decreased by pro forma reductions resulting from a tax provision relating to an S Corporation to C Corporation status, divided by the weighted average number of common shares outstanding.

     ACCOUNTING ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates consist of the allowances for doubtful accounts on mortgages receivable on VOI sales and receivables, revenue recognition under the percentage of completion method on VOI sales, depreciation and amortization of property and equipment, accrued liabilities and deferred revenues on vacation packages and VOIs. Actual results could differ from those estimates.

3.   RESTRICTED CASH

     All cash received on VOI sales is recorded as restricted cash pending the execution and recording of the contract.

     Vacation Break engages an outside service organization to process all credit card charges received by Vacation Break. This organization retains a revolving reserve for charge backs against these credit card charges.

4.   RECEIVABLES - NET

     Receivables - net consisted of the following:

                                                               DECEMBER 31,
                                                        --------------------------
                                                            1995          1996
                                                        ------------  ------------
     Commissions on sales under marketing agreements     $  902,343    $  606,834
     Vacation package sales                                 844,553       874,681
     Hotel operations                                       222,998       438,624
     Due from Condo Association                             395,870       650,788
     Interest receivable - VOI mortgages                    465,784       862,649
     Other                                                  137,361       393,700
     Due from officers and employees                        563,513       160,688
                                                         ----------    ----------

                                                          3,532,422     3,987,964
     Less: allowance for doubtful accounts                 (150,962)     (230,579)
                                                         ----------    ----------
                                                         $3,381,460    $3,757,385
                                                         ==========    ==========

     Vacation Break generates commissions on sales under marketing agreements through the sale of vacation ownership interests at a non-related company and at Coconut Bay Resort Properties, Inc. and Intracoastal Resorts, Inc., which are non-consolidated companies in which the majority stockholder has an interest (Note 18). Receivables relating to Coconut Bay Resort Properties, Inc. and Intracoastal Resorts, Inc. are recorded separately on the balance sheet under the caption, "Due from unconsolidated affiliates." Commissions receivable are paid over a three to four year period by the above companies as the purchasers of the vacation ownership interests pay down their mortgage notes.

     Receivables for vacation package sales represent credit card sales being processed and amounts due from an independent marketing company. Credit card receivables are generally remitted to Vacation Break within 3 days from the date of sale and are subject to a reserve (Note 3).

     Activity in the allowance for doubtful accounts, which relates primarily to commissions under marketing agreements, was as follows:

                                           FOR THE YEARS ENDED
                                               DECEMBER 31,
                                    ----------------------------------
                                       1994        1995        1996
                                    ----------  ----------  ----------
     Balance - Beginning of year    $ 496,757   $ 320,691    $150,692
     Provision                         80,430     223,811     150,000
     Receivables charged off         (256,496)   (393,810)    (70,113)
                                    ---------   ---------    --------

     Balance - End of year          $ 320,691   $ 150,692    $230,579
                                    =========   =========    ========

5.   NOTE RECEIVABLE

     During December 1996, Vacation Break sold certain exclusive marketing agreements with a number of independent telemarketing operators (ITO's) to an outside travel group for $200,000 in cash and an 8% promissory note due December 31, 1998 in the amount of $2,300,000. As additional consideration, Vacation Break assigned receivables from the ITO's of approximately $2 million to the travel group. The note will be paid through deductions of sales commissions due to the travel group resulting from VOI sales generated through leads from the travel group, with any remaining balance due December 31, 1998.

6.   MORTGAGES RECEIVABLE ON VACATION OWNERSHIP INTERESTS

     Vacation Break provides financing to the purchasers of its VOIs which is collateralized by their interest in such VOIs. These mortgages receivable are generally payable over a period of one to seven years, bearing interest at rates ranging from 8% to 18% and requiring equal monthly installments of principal and interest. Vacation Break also offers non-interest bearing mortgages to purchasers who pay at least 50% of the purchase price at the time of sale or within thirty days from the date of sale and who repay the balance within one year.

     Vacation Break has entered into agreements with certain financial institutions for the financing of mortgages receivable at weighted average interest rates of 11.7% and 10.4% as of December 31, 1995 and 1996, respectively. These agreements provide for advances on a recourse basis for 75 % to 85 % of the face value of the mortgages receivable. The principal and interest payments made by the mortgagees on any mortgages financed with these financial institutions are remitted directly to the financial institutions and are applied against Vacation Break's loan obligation.

     Mortgages receivable on VOIs consisted of the following at:

                                                      DECEMBER 31,
                                              ----------------------------
                                                  1995           1996
                                              -------------  -------------
                                               $21,639,731    $50,591,503
     Hypothecated mortgages receivable          25,055,159     24,715,007
                                               -----------    -----------
                                                46,694,890     75,306,510
     Less: Allowance for doubtful accounts      (1,271,210)    (2,278,000)
                                               -----------    -----------

                                               $45,423,680    $73,028,510
                                               ===========    ===========

     For the years ended December 31, 1994, 1995 and 1996 activity in the allowance for doubtful accounts which relates to VOI sales was as follows:

                                             FOR THE YEARS ENDED
                                                 DECEMBER 31,
                                    --------------------------------------
                                       1994         1995          1996
                                    ----------  ------------  ------------
     Balance - Beginning of year    $ 300,000    $  689,335   $ 1,271,210
     Provision                        598,775     1,301,403     2,286,748
     Receivables charged off         (209,440)     (719,528)   (1,279,958)
                                    ---------    ----------   -----------

     Balance - End of year          $ 689,335    $1,271,210   $ 2,278,000
                                    =========    ==========   ===========

7. VACATION OWNERSHIP INTERESTS HELD FOR SALE AND REAL ESTATE AND DEVELOPMENT COSTS

     At December 31, 1995 and 1996, Vacation Break had the following VOI units available for sale:

                                           DECEMBER 31,
                                          --------------
                                           1995    1996
                                          ------  ------
     Competed Units                        3,737   3,914
     Units under construction             10,169   8,937
                                          ------  ------

                                          13,906  12,851
                                          ======  ======

     In January 1996, Vacation Break purchased a 55% interest in a general partnership which acquired the Ocean Ranch Resort for the amount of $3.3 million to construct a 99 unit facility (5,148 VOIs) at an estimated construction cost of $12.7 million.

     In connection with the renovation and construction of various projects under development, Vacation Break has entered into a number of non-cancelable construction contracts. At December 31, 1996, approximately $8,900,000 remained on these contracts. In addition, Vacation Break has an unconditional $8.8 million obligation to purchase units at Star Island and is obligated to complete construction of such units. Further, Vacation Break has guaranteed construction debt associated with these units of up to $6.5 million.

     For the years ended December 31, 1994, 1995 and 1996, interest capitalized in project costs was approximately $36,000, $1,400,000 and $2,265,000, respectively.

8.   PREPAID EXPENSES AND OTHER ASSETS

     Prepaid expenses and other assets consisted of the following at:

                                                     DECEMBER 31,
                                               ------------------------
                                                  1995         1996
                                               -----------  -----------
     Prepaid cruises                            $  286,681   $  158,340
     Prepaid insurance                             579,960      467,505
     Inventory for hotel operations                110,786      114,726
     Deposits                                      429,199      436,185
     Prepaid vacation fulfillment costs            695,832    1,075,295
     Deferred financing costs                      606,377    1,157,391
     Deferred commissions & expenses - VOIs      1,634,930    1,685,868
     Barter credits                                     --      550,000
     Other                                         177,949      274,673
                                                ----------   ----------

                                                $4,521,714   $5,919,983
                                                ==========   ==========

9.   PROPERTY AND EQUIPMENT

     Property and equipment and related accumulated depreciation and amortization consisted of the following at:

                                                               DECEMBER 31,
                                                        ---------------------------
                                                            1995          1996
                                                        ------------  -------------
     Land                                               $   361,183    $   136,195
     Buildings and improvements                           2,094,316      1,269,166
     Equipment, furniture and fixtures                    3,746,869      4,392,388
     Purchased software costs                             2,382,959      3,111,881
     Yachts - resort activities                           2,297,797      2,297,797
     Leasehold improvements                                 583,227        942,271
     Equipment held under capital leases                  1,775,919      2,263,688
                                                        -----------    -----------

                                                         13,242,270     14,413,386
     Less: Accumulated depreciation and amortization     (3,375,568)    (4,138,516)
                                                        -----------    -----------
     Total                                              $ 9,866,702    $10,274,870
                                                        ===========    ===========

     Depreciation and amortization expense for the years ended December 31, 1994, 1995 and 1996 was $904,611, $1,722,502 and $1,819,564, respectively.

10.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consisted of the following at:

                                                                    DECEMBER 31,
                                                             --------------------------
                                                                 1995          1996
                                                             ------------  ------------
     Accounts payable                                         $ 5,849,923   $ 4,149,481
     Commissions, accrued wages, vacation pay and payroll
      taxes                                                     2,946,468     1,877,425

     Marketing costs (barter)                                          --       550,000
     Accrued construction costs                                   300,000     5,025,889
     Accrued interest                                             547,443       723,286
     Other liabilities                                            596,899       884,462
                                                              -----------   -----------

        Total                                                 $10,240,733   $13,210,543
                                                              ===========   ===========

11.  DEBT AND FINANCING ARRANGEMENTS

     Debt consisted of the following:

                                                                          DECEMBER 31,
                                                                   --------------------------
                                                                       1995          1996
                                                                   ------------  ------------
     Revolving lines of credit not to exceed $77,500,000 in the aggregate (limited by eligible collateral) - collateralized by VOI mortgages receivable with interest at rates
      ranging from prime plus 2.00% to 2.50% or 425 to 475
      basis points over the three month LIBOR, floating,
      maturing through the year 2005, substantially all of which has been personally guaranteed by the majority
      stockholder of Vacation Break.  At December  31, 1995
      and 1996, the weighted average interest rates on these
      notes were 11.7% and 10.4%, respectively.                     $17,541,335   $42,394,175

                                                                            DECEMBER 31,
                                                                     --------------------------
                                                                         1995          1996
                                                                     ------------  ------------
     Mortgage payable - Specified unit week release prices
      required for each VOI sold with final payment due June,
      1997.  Collateralized by land, buildings and vacation
      ownership development costs, with interest payable
      monthly at prime plus 1% and personally guaranteed by
      the majority stockholder of Vacation Break.  At
      December  31, 1995 and 1996, the interest rates were
      9.5% and 9.25%, respectively                                      1,131,726     1,200,000

     Mortgage payable - final payment of principal plus
      accrued interest on February 3, 1996.                             4,500,000            --

     Mortgage payable - Specified unit release prices required
      for each unit sold with final payment due April, 1998.
      Collateralized by land, buildings and vacation ownership
      development costs, with interest payable monthly at prime
      plus 1.5%; interest at December  31, 1996 was 9.75%.(1)                  --     3,973,050

     Mortgage payable - Specified unit release prices required
      for each unit sold with final payment due April, 1998.
      Collateralized by land, buildings and vacation ownership
      development costs, with interest payable monthly at prime
      plus 1.5%; interest at December  31, 1996 was 9.75%.(1)                  --     2,440,000

     Construction mortgage loan payable - specified unit-week
      release prices required for each unit week sold with final payment due June, 2000.  The maximum borrowing
      amount under this facility is $12,700,000; Collateralized
      by land, buildings and vacation ownership development
      costs, with interest capitalized through completion of
      construction then payable monthly at prime plus 1.0%;
      interest at December  31, 1996 was 9.25%                                 --     1,500,000

     Mortgage payable - paid in 1996 through sales of VOI
      interests                                                         3,188,569            --

     Mortgage payable - principal plus accrued interest at 9%
      fixed rate due August 1996.                                         905,298            --

     Mortgage payable - monthly installments of $7,196 at 8%
      fixed rate, plus a final payment of $600,100 due in
      August 1998, collateralized by a yacht and personally
      guaranteed by the majority stockholder of Vacation
      Break.                                                              686,105       650,702

      Mortgage payable - monthly installments of $2,596 at
       8.51% fixed rate, plus a final payment of $211,981 due in
       July 1999, collateralized by a yacht and  personally
       guaranteed by the majority stockholder of Vacation
       Break.                                                             250,318       240,073

     Mortgage payable - monthly installments of $2,033 at 9%
      fixed rate plus a final payment of $98,488 due in July,
      2000, collateralized by a yacht and personally guaranteed
      by the majority stockholder of Vacation Break.                      159,168       148,674

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                        1995          1996
                                                                    ------------  ------------
     Mortgage payable - monthly installments of $1,508 plus
      interest at prime plus 1%, plus a final payment of
      $92,009 due and paid in May 1996, collateralized by a
      yacht.                                                               98,042            --

     Other                                                                440,133       756,049
                                                                      -----------   -----------

                                                                      $28,900,694   $53,302,723
                                                                      ===========   ===========

     The notes payable of $42,394,175 require, among other things, a minimum net worth of $7,500,000, as defined, to be maintained.

     Estimated maturities of existing outstanding debt for each of the next five years are as follows:

                          1997          $23,811,000
                          1998           19,702,000
                          1999            8,970,000
                          2000              769,000
                          2001               50,723
                                        -----------

                                        $53,302,723
                                        ===========

_______________

(1) In March 1997 Vacation Break borrowed an additional $4.0 million from the same lender, the proceeds of which were used to paydown amounts due to affiliate of Palm Vacation Group. The unit release prices required were increased with final payment extended to September 1998 and interest payable monthly at prime plus 1.5%.

     Additionally, Vacation Break has entered into a participation construction mortgage loan agreement to finance the construction of the Ocean Palms phase of the Sea Gardens project. The maximum to be borrowed will be $13.0 million (none outstanding at December 31, 1996) with sixty percent of the loan bearing interest at prime plus 1.0% and forty percent of the loan bearing interest at prime plus 2% with interest capitalized during construction and paid monthly thereafter. Specific unit-week release prices required for each unit-week sold with final payment due November 2000. Collateralized by land, buildings and vacation ownership development costs.

     FINANCING AGREEMENTS. Under the terms of the revolving lines of credit agreements, Vacation Break may borrow up to 75% to 85% of the balances of pledged VOI receivables relating to the sales of completed units. Additionally, the revolving lines of credit agreements allow Vacation Break to borrow up to 60% to 65% of the balances of pledged VOI receivables for units under construction (presold units). The loans must be repaid over 4 to 8.5 year periods from the last borrowing or when the availability expires. The following is a summary of the $77,500,000 borrowings available and outstanding debt at December 31, 1996 under these credit agreements:

                      AVAILABILITY                       PRESOLD UNITS
                       EXPIRATION        TOTAL      ------------------------
   AVAILABILITY           DATE         BORROWINGS   AVAILABILITY  BORROWINGS
------------------  ----------------  ------------  ------------  ----------
   $30,000,000      December 1997      $13,864,981   $ 4,500,000  $       --
    15,000,000      August 1997          6,510,904     7,000,000          --
    15,000,000      March 1998          11,568,821     3,000,000          --
     7,500,000      May 1996             4,576,943            --          --
     5,000,000      May 1996             3,629,454            --          --
     5,000,000      September 1997       2,243,072     3,000,000          --
   -----------                         -----------   -----------  ----------
   $77,500,000                         $42,394,175   $17,500,000  $       --
   ===========                         ===========   ===========  ==========

     Vacation Break is currently extending the availability dates for borrowings through 1997 for the availability that expired in May 1996.

12.  CAPITAL LEASE OBLIGATIONS

     Future minimum non-cancelable lease payments for equipment under capital leases as of December 31, 1996 together with the capital lease obligations are:

                        1997                     $  626,208
                        1998                        619,899
                        1999                        241,106
                        2000                         66,876
                                                 ----------

                   Total minimum payments         1,554,089
                   Interest amount                 (204,663)
                                                 ----------

                   Capital lease obligations     $1,349,426
                                                 ==========

13.  INCOME TAXES

     Prior to November 1995, Vacation Break and its consolidated subsidiaries were either taxed as regular corporations at the corporate level or elected to be taxed as S Corporations under provisions of the Internal Revenue Code. The consolidated subsidiaries, which were taxed as S Corporations prior to November 1995, were not subject to federal and state income taxes at the corporate level. Net income, as presented in the accompanying consolidated financial statements, includes a provision (benefit) for income taxes for the entities which are subject to federal and state income taxes at the corporate level.

     The provision (benefit) for income taxes for Vacation Break and its consolidated subsidiaries consists of the following:

                                                           FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                  --------------------------------------
                                                     1994          1995         1996
                                                  -----------  ------------  -----------
            Current:
            Federal                                $ (37,346)   $   (7,097)  $        --
            State                                     (9,069)       (1,181)           --
                                                   ---------    ----------    ----------

                                                     (46,415)       (8,278)           --
                                                   ---------    ----------    ----------

            Deferred:
            Federal                                 (442,285)    2,679,399     3,501,860
            State                                   (106,780)      445,588       207,579
                                                   ---------    ----------    ----------

                                                    (549,065)    3,124,987     3,709,439
                                                   ---------    ----------    ----------

            Provision (benefit) for income taxes   $(595,480)   $3,116,709    $3,709,439
                                                   =========    ==========    ==========

     The significant components of the net deferred tax (liability) asset were as follows:

                                                                DECEMBER 31,
                                                        ----------------------------
                                                            1995           1996
                                                        -------------  -------------
     Deferred tax assets:
     Accrued expenses                                   $  1,030,385   $    747,280
     Allowance for doubtful accounts                         668,845        856,370
     Deferred revenue                                      5,115,131      6,573,190
     Vacation ownership interests held for sale              385,920        101,953
     Other                                                    11,680         50,494
     Net operating loss carryforwards                      2,918,255      5,029,521
     State tax                                                    --         78,611

     Valuation allowance                                     (44,338)       (44,338)
                                                        ------------   ------------

                                                          10,085,878     13,393,081
                                                        ------------   ------------
     Deferred tax liabilities:
     Property and equipment                                 (452,056)      (707,459)
     Installment method of accounting for income tax
       reporting purposes                                (10,911,802)   (17,024,508)
     Conversion to accrual method of accounting             (762,538)      (520,441)
     Investment in partnership                              (457,570)    (1,348,200)
                                                        ------------   ------------
                                                         (12,583,966)   (19,600,608)
                                                        ------------   ------------
     Net deferred tax liability                         $ (2,498,088)  $ (6,207,527)
                                                        ============   ============

     Vacation Break provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Vacation Break and its consolidated subsidiaries have established a valuation allowance against deferred tax assets of $44,338 at December 31, 1995 and 1996. At December 31, 1996, Vacation Break has net operating losses available for carryforward of approximately $13,400,000 and $8,070,000 for federal and state purposes, respectively. Such carryforwards expire beginning in the year 2006.

     The reconciliation between the statutory provision for income taxes and the actual provision (benefit) for income taxes is shown as follows:

                                                                 FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                       ----------------------------------------
                                                           1994          1995          1996
                                                       ------------  ------------  ------------
     Income tax at federal statutory rate              $ 4,090,541   $ 3,209,519    $3,832,204
     State taxes, net of federal benefit                   (75,302)      288,871       134,926
     (Decrease) increase in valuation allowance           (445,390)      (68,859)           --
     Income not subject to federal and state income
      tax                                               (4,128,599)   (3,413,985)     (261,476)
     Deferred taxes recorded due to change in tax
      status                                                    --     3,090,000            --

     Nontaxable income                                     (36,730)           --            --
     Nondeductible expenses                                     --        11,163         3,785
                                                       -----------   -----------    ----------

     Provision (benefit for income taxes)              $  (595,480)  $ 3,116,709    $3,709,439
                                                       ===========   ===========    ==========

     Prior to the consummation of the initial public offering ("IPO"), the S Corporations in the affiliated group entered into S Corporation Tax Allocation and Indemnification Agreements (the "Tax Agreements") with their sole stockholder prior to November 1995, relating to their respective income tax liabilities. Because the S Corporations became subject to corporate income taxation on November 1, 1995, the reallocation of income and deductions between the periods during which the entities were treated as S Corporations and the periods during which the entities will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Subject to certain limitations, the Tax Agreements provide that the stockholder will be indemnified by the entities with respect to federal and state income taxes (plus interest and penalties) shifted from an S Corporation taxable year subsequent to the consummation of this offering to a taxable year in which the company was an S Corporation, and the entities will be indemnified by the stockholder with respect to federal and state income taxes (plus interest and penalties) shifted from an S Corporation taxable year to a Vacation Break taxable year subsequent to the consummation of the IPO. Any payment made by the entities to the stockholder pursuant to the Tax Agreements may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by the entities for income tax purposes.

14.  PRO FORMA DISCLOSURES

     PRO FORMA INCOME TAXES. As described in Note 2, prior to November 1995, some of Vacation Break's consolidated subsidiaries elected to be taxed as S Corporations under provisions of the Internal Revenue Code. On October 31, 1995, those S Corporations terminated their S Corporation elections and, accordingly, became subject to federal and state income taxes. Upon termination of the S Corporation elections, deferred income taxes reflecting the tax effect of temporary differences between Vacation Break's financial statement and tax bases of certain assets and liabilities became a net liability of Vacation Break and are reflected on the consolidated balance sheet with a corresponding non-recurring expense in the consolidated statement of income. Deferred taxes relate primarily to accrued expenses, accounts receivable, deferred income, the capitalization of costs to vacation ownership interests and the use of the installment method of accounting for income tax reporting purposes. The amount of such deferred tax liability computed using the asset and liability method of accounting for deferred income taxes was $3,090,000 at October 31, 1995.

     The following unaudited information reflects the reconciliation between the statutory provision for income taxes and the actual provision relating to the income tax expense that Vacation Break's consolidated subsidiaries incurred for the tax years ended December 31, 1994 and 1995 and the pro forma income tax expense that would have been incurred had they been subject to federal and state income taxes for the years ended December 31, 1994 and 1995.

                                                                  DECEMBER 31,
                                                       ----------------------------------
                                                             1994              1995
                                                       ----------------  ----------------
     Income tax at federal statutory rate               $  4,090,541(1)   $  3,209,519(1)
     State taxes, net of federal benefit                     420,741           330,122
     Change in valuation allowance                          (445,390)          (68,859)
     Foreign entities not yet subject to income tax           38,525          (131,191)
     Other                                                  (181,672)          (14,993)
                                                        ------------      ------------

     Provision for income taxes                         $  3,922,745(1)   $  3,324,598(1)
                                                        ============      ============

_______________

(1) Pro Forma provision for income taxes, as calculated, assuming a combined Federal and state income tax rate of 38.6% for the years ended December 31, 1994 and 1995.

     PRO FORMA NET INCOME PER SHARE. Pro forma net income per share has been computed by dividing pro forma net income by the weighted average number of common shares outstanding, after a 65,000-to-1 stock split effected prior to the closing of the aforementioned offering and the issuance of 1,800,000 shares of Common Stock at December 27, 1995.

15.  OPERATING LEASES

     Vacation Break leases office space located in Fort Lauderdale, Florida and Johnson City, Tennessee under operating leases expiring in various years through 2001.

     Minimum future rental payments under various non-cancelable operating leases as of December 31, 1996, for each of the next five years and thereafter are as follows:

                             CONSOLIDATED  AFFILIATED
                              COMPANIES      COMPANY       TOTAL
                             ------------  -----------  -----------
     1997                      $1,143,660   $  916,595   $2,060,255
     1998                       1,021,046      853,353    1,874,399
     1999                         931,272      790,110    1,721,382
     2000                         507,858      726,867    1,234,725
     2001                          31,130      316,653      347,783
                               ----------   ----------   ----------

     Total future minimum
     rental payments           $3,634,966   $3,603,578   $7,238,544
                               ==========   ==========   ==========

     For the years ended December 31, 1994, 1995 and 1996 rent expense was, $1,622,000, $1,728,000 and $2,182,000, respectively.

     Lease payments to the affiliated company represent a lease obligation associated with a hotel property operated by a subsidiary of Vacation Break and owned by Port Lucaya Resort Company Limited, a 50% owned unconsolidated subsidiary reported on the equity method of accounting.

16.  EMPLOYEE BENEFITS

     Vacation Break has provided a 401(k) plan option to employees effective January 1, 1994. This plan allows employees to contribute up to 15 % of their earnings to the plan on a pre-tax basis. Full time employees are eligible for enrollment into this plan after the completion of one year of service with Vacation Break. Employee contributions are limited to the current annual maximum contribution allowed by the Internal Revenue Service. Vacation Break matches 50% of employee contributions up to a maximum of 3% of employee earnings. Vacation Break contributed approximately $24,000, $25,000 and $72,000 to the plan for the years ended December 31, 1994, 1995 and 1996, respectively.

17.  STOCK OPTION PLAN

     Vacation Break's 1995 Stock Option Plan (the "1995 Plan") provides for the granting of incentive stock options, which may only be granted to employees and of non-statutory stock options, which may also be granted to consultants and to independent contractors. The Chairman of the Board and Chief Executive Officer has been excluded from participation in the 1995 Plan. Prices of the options are determined by the Board of Directors. However, the exercise price of options granted can not be less than the fair market value of Vacation Break's common stock on the date of the grant, except that incentive stock granted to a 10% stockholder must have an exercise price of at least 110% of the fair market value of Vacation Break's common stock at the date of the grant. Options vest over 0 to 3 year periods and expire either 5 years or 10 years from date of grant.

     Under the 1995 Plan, 600,000 common shares were reserved for issuance upon exercise of the options. The Board of Directors granted options to purchase 364,500 common shares to employees when Vacation Break went public in December 1995.

     On March 25, 1996, the Board of Directors granted options to purchase 189,025 common shares to employees of Vacation Break and 8,000 common shares and another 2,000 common shares in August 1996 to the outside members of the Board of Directors.

     Vacation Break has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the 1995 plan. Had compensation cost for the 1995 plan been determined based on the fair value at the grant dates for the awards consistent with the provisions of SFAS No. 123, Vacation Break's net income and net income per share would have been reduced to the pro forma amounts indicated below:

     Information regarding Vacation Break's stock option plan is summarized below:

                                        DECEMBER 31,
                                 ---------------------------
                                      1995          1996
                                 --------------  -----------
     Net income
       As reported                $5,845,455(1)   $7,239,715
                                  ==========      ==========

     Pro forma                    $5,614,378      $6,774,122
                                  ==========      ==========

     Net income per share

     As reported
       Primary                    $     0.90(1)   $     0.82
                                  ==========      ==========

       Assuming full dilution                     $     0.80
                                                  ==========

     Pro forma
       Primary                    $     0.86      $     0.77
                                  ==========      ==========

       Assuming full dilution                     $     0.75
                                                  ==========

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: Dividend yield of 0%, expected volatility of 45%, risk-free interest rates of 6.25% and 8.0% and expected lives of 5 years.

(1) Represents pro forma (unaudited) net income and net income per share assuming that Vacation Break had C Corporation status during 1995 and that the common shares were outstanding for the entire year.

                                         1995 STOCK OPTION PLAN
                                        ------------------------
                                                  WEIGHTED AVG.
                                         SHARES   EXERCISE PRICE
                                        --------  --------------
    Outstanding at December 31, 1994         --               --
    Granted                             364,500            $5.10
    Exercised                                --               --
    Canceled                            (15,500)           $5.00
                                        -------

    Outstanding at December 31, 1995    349,000            $5.11
    Granted                             199,025            $6.54
    Exercised                           (23,725)           $6.13
    Canceled                            (10,283)           $6.17
                                        -------

    Outstanding at December 31, 1996    514,017            $5.47
                                        =======

    Exercisable at December 31, 1996    254,668            $5.56
                                        =======

    Options available to grant at        36,475
      December 31, 1996                 =======

     Option price range at December 31, 1996 was $5.00 to $6.50

18.  RELATED PARTIES

     The majority stockholder of Vacation Break owns a 49 % interest in the Coconut Bay Resort Properties, Inc. ("Coconut Bay"), a VOI facility. For the years ended December 31, 1994, 1995 and 1996, Vacation Break received sales commissions relating to VOI sales of $200,000, $128,000 and $54,000, respectively, from Coconut Bay.

     During 1993, Coconut Bay loaned Vacation Break $1,250,000 to be repaid in annual installments of $125,000. The effective interest rates on this note were 12.25% and 11.25% at December 31, 1995 and 1996, respectively. At December 31, 1996, the balance owing on this note amounted to approximately $533,000, including accrued interest.

     The principal stockholder of Vacation Break also owns a 33 % interest in Intracoastal Resorts, Inc., which develops and sells VOIs. For the years ended December 31, 1994, 1995 and 1996, Vacation Break received sales commissions from Intracoastal Resorts, Inc. relating to VOI sales of $2,000,000, $1,381,000 and $20,000, respectively.

19.  CASH DEPOSITS IN EXCESS OF INSURED LIMITS

     Vacation Break maintains cash balances (including restricted cash and cash in escrow) and certificates of deposit at several financial institutions in excess of the amounts insured by the Federal Deposit Insurance Corporation. At December 31, 1995 and 1996, Vacation Break's uninsured cash balances and certificates of deposit in excess of insured amounts totaled $10,617,556 and $12,737,574, respectively. Vacation Break has not historically suffered any losses from its uninsured cash balances.

20.  CASH FLOWS

     Cash paid during the years ended December 31, 1994, 1995 and 1996 for interest, net of amounts capitalized, amounted to, $1,383,721, $1,472,455 and $5,015,784, respectively.

     Income taxes paid during the years ended December 31, 1994, 1995 and 1996 were $480,000, $0, and $50,000, respectively.

     Significant non-cash investing and financing activities are as follows:

     During 1996, property and equipment having a net book value of $1,110,494 were transferred to "Vacation ownership interest held for sale and real estate and development costs."

     During December 1995, a $3,388,205 distribution payable was declared to the majority stockholder. This amount represented federal and state taxes payable to the majority stockholder for taxable S Corporation income included in his individual tax returns through termination of the S Corporation elections. This amount was distributed to the stockholder during 1996.

     During the years ended December 31, 1994, 1995, and 1996, Vacation Break entered into capital lease agreements for $1,327,459, $456,526 and $457,272, respectively.

21.  STOCKHOLDERS' EQUITY

     The IPO registration of 1,800,000 shares of common stock of Vacation Break included an over-allotment option of 270,000 additional shares of common stock to the Representatives at the initial offering price of $5.00 per share. During January 1996, the Representatives purchased these shares at the offering price less Representatives' discount and non-accountable expense allowance. Vacation Break's proceeds from these sales were $1,182,489.

     Vacation Break has granted warrants to the Representatives to purchase from Vacation Break 180,000 shares of Common Stock. These warrants are initially exercisable at an exercise price of $6.00 per share commencing one year from the consummation of the Initial Public Offering.

     The consolidated financial statements of Vacation Break are comprised of a number of companies. During each of the years in the three year period ended December 31, 1996, new companies were added to the consolidated financial statements in order to augment existing operations. A summary of such additions follows:

     . During 1994, two companies were added to Vacation Break's consolidated financial statements, Vacation Break Construction, Inc. was formed (500 common shares; $1 par value) to manage the construction and renovation of additional vacation ownership interests facilities. Vacation Break Resorts, Inc. was formed (500 common shares; $1 par value) to purchase, develop and sell the Santa Barbara Resort and Yacht Club.

     . During 1995, four companies were added to Vacation Break's consolidated financial statements. Each company's capital consisted of 500 shares of common stock; par value $1. Resorts Title, Inc. was formed to process the legal and title work operations for the various developer operations under the control of Vacation Break U.S.A., Inc. or its wholly-owned subsidiaries. Vacation Break Resorts at Palm Aire, Inc. was formed to hold a 55% interest in Palm Vacation Group, a Florida general partnership, which purchased and is developing and selling VOIs at the Palm Aire Resort and Spa located in Pompano Beach, Florida. Vacation Break at Star Island, Inc. was formed to acquire, develop and sell VOIs at the Star Island facility in Orlando, Florida. Vacation Break Welcome Centers, Inc. was formed to develop lead generation and tour processing operations in the Orlando, Florida area.

     . During 1996, three companies were added to Vacation Break's consolidated financial statements. Vacation Break Resorts at Ocean Ranch, Inc. was formed to hold a 55% interest in Ocean Ranch Vacation Group, a Florida general partnership, which purchased and is developing VOIs at the Ocean Ranch property in Pompano Beach, Florida. Vacation Break Marketing Consultants, Inc. was formed to hold a 25% interest in Vacation Marketing Consultants, Inc. whose purpose is to generate prospects to purchase VOIs.

22.  COMMITMENTS AND CONTINGENCIES

     Vacation Break is currently a defendant in certain litigation arising in the ordinary course of business. In the opinion of management, based on the advice of legal counsel, the outcome of these actions will not have a material effect on the financial statements of Vacation Break.

     Vacation Break is a party to two state actions related to Vacation Break's marketing program alleging that Vacation Break violated their consumer protection or telemarketing laws. Vacation Break is and will actively attempt to settle with each of these states over the next few months and does not anticipate its legal and settlement costs will have a material impact on the results of operations, liquidity or financial condition of Vacation Break. Accordingly, no provision has been recorded in the financial statements. As of September 30, 1997, Vacation Break settled proceedings with the counties of Napa and Ventura, California and the States of California and Maryland, New York, Connecticut, Massachusetts, Texas, North Carolina, West Virginia, New Mexico, Wisconsin, Minnesota, Illinois and Washington relating to the same marketing practice as the pending proceedings. In connection with such settlements (excluding the counties of Napa and Ventura, California and the States of California and Maryland), Vacation Break has agreed to provide a fund of up to $225,000 to satisfy claims from eligible consumers who submit a written request for a refund within a 60 day period of time. In addition, Vacation Break has also agreed to pay the states an aggregate of $332,500 in reimbursement of their investigative costs and related fees.

23.  SIGNIFICANT RISK FACTORS

     The ability of Vacation Break to expand its business through the acquisition and development of new resort properties, as well as Vacation Break's ability to provide attractive financing to its customers, depends to a large extent upon the availability of financing at acceptable interest rates. A significant decrease in the availability of such financing or a significant increase in interest rates could have a material adverse impact on Vacation Break's business.

     Vacation Break's VOI properties are concentrated in the South and Central Florida areas. A natural disaster, such as a hurricane, could have an adverse impact on Vacation Break's ability to conduct business.

24.  SUBSEQUENT EVENTS

     Vacation Break has entered into an Agreement and Plan of Merger (the "Acquisition Agreement") dated as of November 26, 1996, as amended through March 22, 1997, among Vacation Break, Westview Resorts Corporation ("Westview"), Williamsburg Plantation, Inc. ("Williamsburg"), The Berkley Group, Inc. ("Berkley"), and Ocean Ranch Development, Inc. ("Ocean Ranch", and collectively with Westview, Williamsburg and Berkley, the "Lambert Companies"). The Lambert Companies are all majority owned and/or controlled by James E. Lambert.

     Pursuant to the Acquisition Agreement, Vacation Break will acquire existing developments and resorts at Bonaventure at Westview in Ft. Lauderdale and Williamsburg, Virginia. In addition, Vacation Break will acquire (i) Berkley Vacation Resorts, Inc. ("BVRI"), and Cocowalk Development, Inc. ("CDI") both of which are wholly-owned subsidiaries of Berkley which own land adjacent to the Bonaventure resort, (ii) a 45% interest in each of two properties, the Palm Aire Resort and Spa ("Palm Aire") such 45% interest held by a wholly-owned subsidiary of Berkley, and Royal Vista ("Royal Vista") (formerly known as Ocean Ranch) in each of which Vacation Break currently owns the remaining 55% interest and (iii) a 25% interest in Daily Management, Inc. ("DMI").

     Vacation Break will (i) issue a total of 8.7 million shares of Vacation Break's Common Stock, 7.7 million of which (the "Lambert Shares") will be issued to James E. Lambert and members of his family and 1.0 million of which (the "Berkley Shares," and together with the Lambert Shares, the "Merger Shares") will be issued to Berkley, (ii) distribute $19.0 million in cash to James E. Lambert, and (iii) distribute to Berkley in cash an amount equal to the actual costs incurred for the land and construction in progress on the date of closing of the transactions contemplated by the Acquisition Agreement for the land owned by BVRI and CDI.

     Consummation of the transaction is subject to, among other things, approval of Vacation Break's stockholders. Upon approval of the transaction, Vacation Break's Board of Directors will consist of two designees chosen by James E. Lambert, one designee chosen by the Berkley Group, three designees chosen by Vacation Break and two independent designees to be chosen by James E. Lambert and Berkley.

     In connection with the Mergers, Vacation Break and Berkley will enter into a Marketing, Sales and Administrative Services Agreement pursuant to which Berkley will continue to perform marketing and related services for Vacation Break at Westview and Williamsburg. In addition, pursuant to an employment agreement to be entered into between Vacation Break and James E. Lambert, Mr. Lambert will serve as Vacation Break's Chief Executive Officer for an initial period of three years following consummation of the transactions contemplated by the Acquisition Agreement.

     As a result of the Acquisition Agreement, the Lambert Companies, including James E. Lambert, will own approximately 50.3% of the outstanding shares of Common Stock of Vacation Break.

     On March 28, 1997, Vacation Break was served with a lawsuit filed in the Circuit Court for Pinellas County, Florida by Market Response Group and Laser Company, Inc. (MRG&L) the plaintiff, against Vacation Break and Kevin M. Sheehan, its President. MRG&L was a former vendor to Vacation Break with respect to direct mail marketing. The complaint alleges that the defendants, in concert with other companies, conspired to boycott MRG&L and to fix prices for mailings in violation of the Florida Antitrust Act, and in concert with others, engaged in various acts of unfair competition, deceptive trade practices and common law conspiracy. The complaint also alleges that the defendants breached various provisions of a Sales and Marketing Agreement with plaintiff and interfered with and caused other companies to breach Sales and Marketing Agreements with MRG&L and that the defendants misappropriated proprietary information. The complaint also demands that Vacation Break indemnify plaintiff for costs incurred by MRG&L to defend a 1996 Federal Trade Commission action. MRG&L claims to have suffered substantial damages. The actual aggregate amount of damages claimed is not calculable but appears to be in excess of $50 million. Vacation Break intends to defend each and every claim vigorously, and will file counterclaims if appropriate. Vacation Break's management does not believe that the resolution of the lawsuit filed by MRG&L will have a material adverse impact on the financial condition or liquidity of Vacation Break; however, it should be noted that such litigation is in the early stages of discovery.

                                  EXHIBIT 11.1

                          VACATION BREAK U.S.A., INC.
             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
                        FOR THE YEAR ENDED DECEMBER 31,

                                                           1995                1996
                                                        -----------  ------------------------
                                                                                     FULLY
                                                         PROFORMA      PRIMARY      DILUTED
                                                        -----------  -----------  -----------
Actual number of common shares outstanding                8,300,000    8,593,724    8,593,724
                                                         ==========   ==========   ==========

Weighted average number of common shares issued and
 outstanding                                              6,524,658    8,572,934    8,572,934

Common stock equivalents computed under the Treasury
 Stock method                                                    --      270,313      518,917
                                                         ----------   ----------   ----------

                                                          6,524,658    8,843,247    9,091,851
                                                         ==========   ==========   ==========

Net income                                               $5,845,455   $7,239,715   $7,239,715
                                                         ==========   ==========   ==========

Net income per share                                     $     0.90   $     0.82   $     0.80
                                                         ==========   ==========   ==========

                          VACATION BREAK U.S.A., INC.
                         AND CONSOLIDATED SUBSIDIARIES
                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                                                       JUNE 30,
                                                                                     DECEMBER 31,        1997
                                                                                         1996        (UNAUDITED)
                                                                                     -------------  --------------
ASSETS
Cash and cash equivalents.......................................................      $  6,307,928   $  3,649,324
Certificates of deposit.........................................................           124,235        124,235
Restricted Cash.................................................................         1,647,236      1,530,531
Cash in escrow from vacation ownership interests sales..........................         8,055,543     18,332,988
Mortgages receivable on vacation ownership interests sales - net................        73,028,510     90,101,757
Receivables - net...............................................................         3,757,385      2,721,536
Note receivable.................................................................         1,993,883      1,477,014
Vacation ownership interests held for sale and real estate and
  development costs.............................................................        25,310,450     22,344,854
Prepaid expenses and other assets...............................................         5,919,983      5,988,777
Investment in unconsolidated affiliates.........................................         1,946,917      1,918,431
Due from unconsolidated affiliates..............................................            54,369         87,628
Income tax receivable...........................................................            58,238         58,238
Property and equipment - net....................................................        10,274,870      9,694,731
                                                                                      ------------   ------------

     TOTAL ASSETS...............................................................      $138,479,547   $158,030,044
                                                                                      ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities........................................      $ 13,210,543   $ 21,083,113
Due to unconsolidated affiliates................................................             5,578             --
Notes and mortgages payable.....................................................        53,302,723     63,799,292
Note payable to unconsolidated affiliate........................................           532,778        435,000
Capital lease obligations.......................................................         1,349,426      1,236,176
Deferred income taxes...........................................................         6,207,527      9,163,041
Advance deposits................................................................         2,948,884      3,486,872
Deferred revenues - vacation packages...........................................        16,588,264     12,493,833
Deferred revenues - vacation ownership interests................................         6,407,050      5,696,440
Due to affiliate of joint venture...............................................         7,517,719      3,822,685
Minority interest in joint venture..............................................         2,582,436      3,766,146
                                                                                      ------------   ------------

     TOTAL LIABILITIES..........................................................       110,652,928    124,982,598
                                                                                      ------------   ------------

Commitments and contingencies (Note 6)
Stockholders' Equity:
  Preferred stock ($.01 par value; 25,000,000 shares authorized; no shares issued and outstanding at December 31, 1996 and June 30, 1997,
    respectively)...............................................................                --             --
  Common Stock ($.01 par value; 25,000,000 shares authorized; 8,593,725 and
    8,615,141 shares issued and outstanding at December 31, 1996 and June 30,
    1997, respectively..........................................................            85,937         86,151
  Additional paid in capital....................................................        13,414,457     13,540,949
  Retained earnings.............................................................        14,326,225     19,420,346
                                                                                      ------------   ------------

     TOTAL STOCKHOLDERS' EQUITY                                                         27,826,619     33,047,446
                                                                                      ------------   ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $138,479,547   $158,030,044
                                                                                      ============   ============

     See accompanying notes to consolidated condensed financial statements

           VACATION BREAK U.S.A., INC. AND CONSOLIDATED SUBSIDIARIES
                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                  FOR THE THREE AND SIX MONTHS ENDED JUNE 30,
                                  (UNAUDITED)

                                                                       THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                             JUNE 30,                    JUNE 30,
                                                                 ----------------------------  ---------------------------
                                                                     1996           1997           1996           1997
                                                                 -------------  -------------  -------------  ------------
Revenues:
 Vacation ownership interests.................................    $32,908,826    $28,219,636    $48,825,826    $50,979,066
 Resort operations and other..................................      3,543,025      2,558,402      7,547,025      5,892,399
 Interest earned on mortgages receivable......................      1,998,721      3,011,920      3,732,720      5,883,757
 Commissions earned on marketing agreements...................        526,957             --      1,068,957             --
                                                                  -----------    -----------    -----------    -----------

                                                                   38,977,529     33,789,958     61,174,528     62,755,222
                                                                  -----------    -----------    -----------    -----------
Costs and operating expenses:
 Vacation ownership interests - cost of units sold............      9,987,641      7,941,238     13,871,051     14,622,633
 Vacation ownership interests - sales & marketing costs.......     11,717,369     10,747,363     18,748,959     20,717,805
 Resort operations and other..................................      3,657,138      2,599,749      7,558,138      5,326,626
 Interest expense on financed mortgages receivable............        499,557      1,275,337      1,028,557      2,094,674
 Commissions and related expenses on marketing agreements.....        510,698             --        806,698             --
 Interest expense - other.....................................        119,282        170,838        585,282        342,052
 General and administrative...................................      3,593,209      3,901,615      6,432,209      7,148,035
 Costs related to terminated merger...........................             --             --             --        463,933
 Provision for doubtful accounts..............................        458,208      1,154,494        655,208      1,808,049
 Depreciation.................................................        519,680        549,224      1,088,680      1,078,070
                                                                  -----------    -----------    -----------    -----------

                                                                   31,062,782     28,339,858     50,774,782     53,601,877
                                                                  -----------    -----------    -----------    -----------
Income from operations before income taxes, minority interest
  and equity in earnings of unconsolidated affiliate..........      7,914,747      5,450,100     10,399,746      9,153,345
Minority interest in earnings of joint ventures...............       (208,964)      (983,247)      (578,964)    (1,183,710)
Equity in earnings of unconsolidated affiliate................         45,000         40,000         75,000         80,000
                                                                  -----------    -----------    -----------    -----------

Income before income taxes....................................      7,750,783      4,506,853      9,895,782      8,049,635
Provision for income taxes....................................     (2,811,833)    (1,698,680)    (3,468,833)    (2,955,514)
                                                                  -----------    -----------    -----------    -----------

Net income....................................................    $ 4,938,950    $ 2,808,173    $ 6,426,949    $ 5,094,121
                                                                  ===========    ===========    ===========    ===========
Net income per share
Primary.......................................................    $      0.56    $      0.33    $      0.73    $      0.57
                                                                  ===========    ===========    ===========    ===========

Weighted average common stock and common stock equivalents
  outstanding
Primary.......................................................      8,865,391      8,612,889      8,756,236      8,885,399
                                                                  ===========    ===========    ===========    ===========



     See accompanying notes to consolidated condensed financial statements

           VACATION BREAK U.S.A., INC. AND CONSOLIDATED SUBSIDIARIES
                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                       FOR THE SIX MONTHS ENDED JUNE 30,
                                  (UNAUDITED)

                                                                        1996           1997
                                                                    -------------  -------------
Cash Flow from Operating Activities:
  Net income                                                        $  6,426,949   $  5,094,121
  Adjustments to reconcile net income to net cash (provided
    by) used in operating activities:
  Provision for doubtful accounts                                        655,208      1,808,049
  Depreciation and amortization                                        1,088,680      1,078,070
  Equity in earnings of unconsolidated affiliate                         (75,000)       (80,000)
  Write down of investment in unconsolidated affiliate                        --        108,486
  Provision for deferred income taxes                                  3,410,595      2,955,514
  Minority interest in earnings of joint ventures                        578,964      1,183,710
Changes in operating assets and liabilities:
  Mortgages receivable on vacation ownership interests sales         (16,781,565)   (18,881,296)
  Receivables                                                           (963,504)     1,035,849
  Note receivable                                                             --        516,869
  Vacation ownership interests held for sale and real estate and
    development costs                                                 (2,296,007)     2,965,596
  Prepaid expenses and other assets                                     (408,934)       (68,794)
  Due to/from unconsolidated affiliates - net                            (55,278)       (38,837)
  Accounts payable and accrued liabilities                             4,379,985      7,872,570
  Deferred revenues - vacation ownership interests                    (7,720,213)      (710,610)
  Deferred revenues - vacation packages                                1,433,542     (4,094,431)
  Advance deposits                                                      (981,092)       537,988
                                                                    ------------   ------------

Net cash provided by (used in) operating activities                  (11,307,670)     1,282,854
                                                                    ------------   ------------

Cash Flows from Investing Activities:
  Purchases of property and equipment                                 (1,494,038)      (497,931)
  Additions to restricted cash                                        (2,478,894)      (454,077)
  Releases of restricted cash                                          3,535,316        570,782
  Increase in cash in escrow from vacation ownership
    interests sales - net                                             (4,837,662)   (10,277,445)
  Maturities of certificates of deposit                                  629,507             --
                                                                    ------------   ------------

Net cash used in investing activities                                 (4,645,771)   (10,658,671)
                                                                    ------------   ------------

Cash Flows from Financing Activities:
  Borrowings of notes and mortgages payable                           23,887,334     30,186,767
  Repayments of notes and mortgages payable                          (11,252,695)   (19,690,198)
  Borrowings from affiliate of joint ventures                            897,583             --
  Repayments to affiliate of joint ventures                                   --     (3,695,034)
  Joint venture partner's capital contributions                        1,802,159             --
  Repayment of note payable to unconsolidated affiliate                       --        (97,778)
  Payments on capital lease obligations                                 (186,172)      (113,250)
  Stockholder's income tax distributions                              (1,130,793)            --
  Proceeds from the exercise of employee stock options                        --        126,706
  Proceeds from issuance of common stock                               1,182,000             --
                                                                    ------------   ------------

Net cash provided by financing activities                             15,199,416      6,717,213
                                                                    ------------   ------------

Net decrease in cash and cash equivalents                               (754,025)    (2,658,604)
Cash and cash equivalents at beginning of period                       8,499,386      6,307,928
                                                                    ------------   ------------

Cash and cash equivalents at end of period                          $  7,745,361   $  3,649,324
                                                                    ============   ============

     See accompanying notes to consolidated condensed financial statements

                  VACATION BREAK U.S.A., INC. AND SUBSIDIARIES
      NOTES TO INTERIM PERIOD CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.   GENERAL

     Vacation Break U.S.A., Inc. and subsidiaries ("Vacation Break") is engaged in the sale of vacation packages, hotel operations and the renovation, construction, sale and financing of resort vacation ownership interests (VOIs). At June 30, 1997 the consolidated financial statements include the accounts of Vacation Break and its consolidated subsidiaries.

     In the opinion of management of Vacation Break, the unaudited consolidated financial statements include all adjustments and accruals necessary to present fairly Vacation Break's consolidated financial position at June 30, 1997 and the consolidated results of its operations for the three and six months ended June 30, 1997 and 1996 and its statement of cash flows for the six month periods ended June 30, 1997 and 1996. The interim results of operations are not necessarily indicative of the results which may occur for the year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. All significant intercompany accounts and transactions are eliminated in consolidation. These unaudited consolidated condensed financial statements and notes thereto should be read in conjunction with the fiscal year end consolidated financial statements and notes thereto contained elsewhere herein. See "Index to Consolidated Financial Statements of Vacation Break.".

2.   RECLASSIFICATIONS

     Certain amounts in Vacation Break's 1996 financial statements have been reclassified to conform to the 1997 presentation. Vacation package revenues, less vacation package costs, have been included as vacation ownership interests
- sales and marketing costs in the statement of operations for the three and six months ended June 30, 1996. This presentation more closely correlates to the presentation method of other companies in the vacation ownership industry.

3.   NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128).
SFAS 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines. Some of the changes made to simplify EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision, and (c) revising the contingent share provisions and the supplemental EPS data requirements. SFAS 128 also makes a number of changes to existing disclosure requirements. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130). SFAS 130 establishes standards for reporting and display of comprehensive income. The purpose of reporting comprehensive income is to present a measure of all changes in equity that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. SFAS 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. SFAS 130 is effective for fiscal years beginning after December 15, 1997, with earlier application permitted. Vacation Break has not yet determined the impact of the implementation of SFAS 130.

     In June 1997 the financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. Once operating segments have been determined, SFAS 131 provides for a two-tier test for determining those operating segments that would need to be disclosed for external reporting purposes. In addition to providing the required disclosures for reportable segments, SFAS 131 also requires disclosure of certain "second level" information by geographic area and for products/services. SFAS 131 also makes a number of changes to existing disclosure requirements. SFAS 131 is effective for fiscal years beginning after December 15, 1997, with earlier application encouraged. Vacation Break has not yet determined the impact of the implementation of SFAS 131.

4.   ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates consist of the allowances for doubtful accounts on mortgages receivable on VOI sales and receivables, revenue recognition under the percentage of completion method on VOI sales, depreciation and amortization of property and equipment, accrued liabilities and deferred revenues on vacation packages and VOIs. Actual results could differ from those estimates.

5.   NET INCOME PER SHARE

     Earnings per share amounts are based upon the weighted average number of common stock and common stock equivalent shares. Common equivalent shares are excluded from the computation for periods in which they have an anti-dilutive effect. The dilutive effect of common stock equivalents for the computation of earnings per share is less than 3% for the three and six months ended June 30, 1996 and the three months ended June 30, 1997. The use of common stock equivalents for the EPS computation was anti-dilutive to the computation of the fully diluted EPS for the six months ended June 30, 1997. Accordingly, all earnings per share computations are reported as primary. During the six months ended June 30, 1997, approximately 270,000 options were granted to employees, 60,000 options were granted to outside directors and 30,000 warrants were granted to a financial advisor. An employee of the financial advisor is a member of the Vacation Break Board of Directors.

6.   COMMITMENTS AND CONTINGENCIES

     Vacation Break is a party to two state actions related to Vacation Break's marketing program alleging that Vacation Break violated their consumer protection or telemarketing laws. Vacation Break is and will actively attempt to settle with each of these states over the next several months and does not anticipate its legal and settlement costs will have a material impact on the results of operations, liquidity or financial condition of Vacation Break. As of September 30, 1997, Vacation Break settled proceedings with the counties of Napa and Ventura, California and the States of California, Maryland, New York, Connecticut, Massachusetts, Texas, North Carolina, West Virginia, New Mexico, Wisconsin, Minnesota, Illinois and Washington relating to the same marketing practice as the pending proceedings. In connection with such settlements (excluding the counties of Napa and Ventura, California and the States of California and Maryland), Vacation Break has agreed to provide a fund of up to $225,000 to satisfy claims from eligible consumers who submit a written request for a refund within a 60 day period of time. In addition, Vacation Break has also agreed to pay the states an aggregate of $332,500 in reimbursement of their investigative costs and related fees.

     On March 28, 1997, a lawsuit was filed against Vacation Break and Kevin M. Sheehan, its President, in the Circuit Court for Pinellas County, Florida by Market Response Group and Laser Company, Inc. (MRG&L). The complaint alleges that the defendants, in concert with other companies, conspired to boycott MRG&L and to fix prices for mailings in violation of the Florida Antitrust Act, and in concert with others, engaged in various acts of unfair competition, deceptive trade practices and common law conspiracy. The complaint also alleges that the defendants breached various provisions of a Sales and Marketing Agreement with plaintiff and interfered with and caused other companies to breach Sales and Marketing Agreements with MRG&L and that the defendants misappropriated proprietary information. The complaint also demands that Vacation Break indemnify plaintiff for costs incurred by MRG&L to defend a 1996 Federal Trade Commission action. MRG&L claims to have suffered substantial damages. The actual aggregate amount of damages claimed is not calculable but appears to be in excess of $50 million. Vacation Break intends to defend each and every claim vigorously, and will file counterclaims if and when appropriate. Vacation Break's management does not believe that the resolution of the lawsuit filed by MRG&L will have a material adverse impact on the financial condition or liquidity of Vacation Break; however, it should be noted that such litigation is in the early stages of discovery.

     Additionally, Vacation Break is currently a defendant in certain litigation arising in the ordinary course of business. In the opinion of management, based on the advice of legal counsel, the outcome of these actions will not have a material effect on the financial statements of Vacation Break.

7.   PRIOR MERGER DISCUSSIONS

     In November 1996 Vacation Break announced that it had entered into an Agreement and Plan of Merger (as amended in March 1997) with various companies owned or controlled by James E. Lambert. On April 23, 1997 Vacation Break announced that this Agreement and Plan of Merger had been terminated by mutual agreement of the parties. Vacation Break had incurred legal, accounting and various other costs in anticipation of and preparation for the proposed merger. These costs, which amounted to approximately $0.5 million, have been charged to the operations of Vacation Break as "Costs related to terminated merger" included on the statement of operations for the six months ended June 30, 1997.

8.   SUBSEQUENT EVENTS

     On August 10, 1997, Vacation Break announced that it has entered into a definitive agreement to merge with Fairfield through a stock exchange anticipated to be completed in the fourth quarter of 1997. The agreement calls for Fairfield to issue .6075 shares of common stock in exchange for each share of Vacation Break's outstanding common stock. Vacation Break will incur substantial legal, accounting, investment banking and other expenses in connection with the proposed merger. The completion of the acquisition is subject to approval by both Fairfield's and Vacation Break's stockholders, regulatory approvals, as well as the satisfactory receipt of other conditions to closing.

     The following table presents key statistics representing VOI activities in properties owned by Vacation Break or under marketing and purchase agreements:

                                          SEA         SANTA     PALM    STAR      ROYAL
                                       GARDENS (1)   BARBARA    AIRE   ISLAND   VISTA (2)   TOTAL
                                      -------------  --------  ------  -------  ---------  -------
Number of VOIs available.............     11,388       4,680   5,564    5,200      5,148   31,980
Net number of VOIs sold through
  June 30, 1997......................      6,954       4,516   3,607    3,622*        --   18,699
Percent sold through June 30, 1997...         61%         96%     65%      70%*        0%      58%
Net number of VOIs sold during the
  3 months ended June 30, 1997.......        -14(3)      634   1,016      596*        --    2,232
Net number of VOIs sold during the
  6 months ended June 30, 1997.......        -17(3)    1,127   1,653    1,175*        --    3,938

___________________

* Includes units sold at properties where revenue and income recognition were deferred or partially deferred for financial reporting purposes.

(1)  Includes 4,368 unit weeks at the Ocean Palms phase under construction.
(2)  Acquired in January 1996 - formerly known as "Ocean Ranch."
(3) Unit/weeks returned to inventory through process of foreclosure - net of such unit/weeks resold.

                                                                      APPENDIX A


================================================================================




                         AGREEMENT AND PLAN OF MERGER

                                     among

                         FAIRFIELD COMMUNITIES, INC.,

                                  FCVB CORP.,

                                      and

                           VACATION BREAK USA, INC.

                          Dated as of August 8, 1997





================================================================================

                               TABLE OF CONTENTS
                                                                           PAGE
                                                                           ----
ARTICLE I
                                   THE MERGER............................    A-4
   1.1  The Merger.......................................................    A-5
   1.2  Closing..........................................................    A-5
   1.3  Effective Time...................................................    A-5
   1.4  Effect of the Merger.............................................    A-5
   1.5  Articles of Incorporation........................................    A-5
   1.6  Bylaws...........................................................    A-5
   1.7  Directors........................................................    A-5
   1.8  Officers.........................................................    A-5

ARTICLE II
               EFFECTS OF THE MERGER ON THE CAPITAL STOCK OF THE
            CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES..........    A-6
  2.1  Effect on Capital Stock..........................................    A-6
  2.2  Payment for Shares in the Merger.................................    A-8
  2.3  Fractional Shares................................................   A-10
  2.4  Transfer of Shares After the Effective Time......................   A-11

ARTICLE III
                      REPRESENTATIONS AND WARRANTIES....................   A-11
  3.1  Representations and Warranties of Vacation Break.................   A-11
  3.2  Representations and Warranties of Fairfield and Merger Sub.......   A-24

ARTICLE IV
                 COVENANTS RELATING TO CONDUCT OF BUSINESS..............   A-36
  4.1  Conduct of Business by Vacation Break............................   A-36
  4.2  Conduct of Business of Fairfield and Merger Sub..................   A-41

ARTICLE V
                           ADDITIONAL AGREEMENTS........................   A-44
  5.1  Preparation of Proxy Statement; Shareholders Meeting.............   A-44
  5.2  Letters of Vacation Break's Accountants..........................   A-45
  5.3  Letters of Fairfield's Accountants...............................   A-46
  5.4  Certain Actions..................................................   A-46
  5.5  Access to Information............................................   A-47
  5.6  Reasonable Efforts...............................................   A-47
  5.7  Fees and Expenses................................................   A-48
  5.8  Public Announcements.............................................   A-49
  5.9  Key Officer Employment Arrangements..............................   A-49
  5.10 Stock Exchange Listing...........................................   A-49
  5.11 Certain Litigation...............................................   A-49

  5.12  Consents........................................................   A-49
  5.13  Pooling of Interests............................................   A-49
  5.14  Rule 145 Affiliates.............................................   A-49
  5.15  Tax Treatment...................................................   A-50
  5.16  New Director....................................................   A-50
  5.17  Escrow..........................................................   A-50
  5.18  Stock Options...................................................   A-50
  5.19  D&O Coverage....................................................   A-50

ARTICLE VI
                           CONDITIONS PRECEDENT........................    A-52
  6.1  Conditions to Each Party's Obligation to Effect the Merger.......   A-52
  6.2  Conditions to Obligations of Vacation Break......................   A-53
  6.3  Conditions to Obligations of Fairfield...........................   A-54
  6.4  Frustration of Closing Conditions................................   A-55

ARTICLE VII
                     TERMINATION, AMENDMENT AND WAIVER..................   A-55
  7.1  Termination......................................................   A-55
  7.2  Effect of Termination............................................   A-56
  7.3  Amendment........................................................   A-56
  7.4  Extension; Waiver................................................   A-57

ARTICLE VIII
                            GENERAL PROVISIONS..........................   A-57
  8.1  Nonsurvival of Representations and Warranties....................   A-57
  8.2  Notices..........................................................   A-57
  8.3  Definitions......................................................   A-58
  8.4  Interpretation...................................................   A-59
  8.5  Counterparts.....................................................   A-59
  8.6  Entire Agreement; No Third-party Beneficiaries...................   A-59
  8.7  Governing Law....................................................   A-59
  8.8  Assignment.......................................................   A-59
  8.9  Enforcement......................................................   A-60

     AGREEMENT AND PLAN OF MERGER dated as of August 8, 1997 (this "Agreement"), among FAIRFIELD COMMUNITIES, INC., a Delaware corporation ("Fairfield"), FCVB CORP., a Florida corporation and a wholly owned subsidiary of Fairfield ("Merger Sub") and VACATION BREAK USA, INC., a Florida corporation ("Vacation Break").

     WHEREAS, the respective Boards of Directors of Fairfield, Merger Sub and Vacation Break each have determined that it is in the best interests of their respective stockholders for Merger Sub to merge with and into Vacation Break (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, the respective Board of Directors of Fairfield, Merger Sub, and Vacation Break have each determined that the Merger and the other transactions contemplated under this Agreement are consistent with, and in furtherance of, their respective business strategies and goals;

     WHEREAS, Fairfield, Merger Sub and Vacation Break desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also to prescribe various conditions to the Merger;

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code;

     WHEREAS, for financial accounting purposes, it is intended that the Merger will be accounted for as a pooling of interests transaction; and

     WHEREAS, Ralph P. Muller, R&A Partnership, Ltd. and Kevin Sheehan (the "Principal Stockholders") have entered into the principal stockholders agreement pursuant to which they have agreed (i) subject to certain conditions, to vote their shares of capital stock of Vacation Break to approve this Agreement and
(ii) to certain other obligations.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

                                   ARTICLE I
                                  THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Florida Business Corporation Act (the "FBCA"), Merger Sub shall be merged with and into Vacation Break at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Merger Sub will cease and Vacation Break will continue as the surviving corporation (the "Surviving Corporation") and will succeed to and assume all the rights and obligations of Merger Sub in accordance with the FBCA.

     1.2 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which (subject to the fulfillment or waiver of the conditions set forth in Article VI) shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI (the "Closing Date"), at the offices of Jones, Day, Reavis & Pogue, 2300 Trammell Crow Center, 2001 Ross Avenue, Dallas, Texas 75201, unless another date, time or place is agreed to in writing by all of the parties hereto.

     1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date the parties shall deliver Articles of Merger (the "Articles of Merger") executed in accordance with the relevant provisions of the FBCA to the Florida Department of State for filing as required under the FBCA and shall make all other filings or recordings required under the FBCA. The Merger shall become effective at such time (the "Effective Time") as the Articles of Merger have been accepted for filing by the Florida Department of State (or such later time as stated in the Articles of Merger and permitted by such Department of State), which will be the Closing Date or as soon as practicable thereafter.

     1.4   Effect of the Merger.  The Merger shall have the effects set forth in
Section 607.1106 of the FBCA.

     1.5 Articles of Incorporation. Articles of incorporation of Vacation Break shall be amended to read in their entirety as set forth in Exhibit A attached hereto and shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     1.6 Bylaws. The bylaws of Vacation Break shall be amended to read in their entirety as set forth in Exhibit B and shall be the bylaws of the Surviving Corporation following the Merger until thereafter changed or amended as provided therein or by applicable law.

     1.7 Directors. The directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation following the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     1.8 Officers. The officers of Vacation Break at the Effective Time shall be the officers of the Surviving Corporation following the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                  ARTICLE II
               EFFECTS OF THE MERGER ON THE CAPITAL STOCK OF THE
              CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of the constituent corporations:

     (a) Exchange Ratio.  Subject to Section 2.3, each share of Common Stock,
         --------------
par value $.01 per share, of Vacation Break (the "Vacation Break Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Vacation Break Common Stock, if any, to be cancelled under Section 2.1(c)), shall be converted into the right to receive .6075 (the "Exchange Ratio") validly issued, fully paid and nonassessable shares of Common Stock, par value $.01 per share, of Fairfield (the "Fairfield Common Stock"). If, prior to the Effective Time, Fairfield should split, reclassify or combine the shares of Fairfield Common Stock, or pay a stock dividend or other stock distribution in Fairfield Common Stock, or otherwise change or convert the Fairfield Common Stock into any other securities, or make any other dividend or distribution on the Fairfield Common Stock (other than normal cash dividends), or if a record date with respect to any of the foregoing shall have been set, then the Exchange Ratio will be appropriately adjusted to reflect such split, reclassification, combination, dividend or other distribution or change.

     (b) Certificates.  All shares of Vacation Break Common Stock to be
         ------------
converted into the right to receive shares of Fairfield Common Stock pursuant to this Section 2.1 shall cease to be outstanding, shall be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Vacation Break Common Stock shall thereafter cease to have any rights with respect to such shares of Vacation Break Common Stock, except the right to receive for each of the shares of Vacation Break Common Stock, upon the surrender of such certificate in accordance with Section 2.2, the amount of Fairfield Common Stock specified in Section 2.1(a) (the "Share Consideration") and cash in lieu of fractional shares of Fairfield Common Stock as contemplated by Section 2.3.

     (c) Treasury Shares.  Shares of Vacation Break Common Stock, if any, held
         ---------------
by Fairfield, Merger Sub or any other Subsidiary (as defined in Rule 12b-2 promulgated under the Exchange Act (as hereinafter defined)) of Fairfield and each share of Vacation Break Common Stock held by Vacation Break as treasury stock or by any of its Subsidiaries immediately prior to the Effective Time shall cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor, and shall cease to exist.

     (d) Stock of Merger Sub.  Each share of common stock, par value of $.01 per
         -------------------
share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     (e)  Assumed Options and Warrants.
          ----------------------------

          (i) Each outstanding option to purchase shares of Vacation Break Common Stock listed in Section 2.1(e) of the Vacation Break Disclosure Statement (as defined below) issued pursuant to Vacation Break's 1995 stock option plan (the "Option Plan") filed as an exhibit to the registration statement on Form S-8 (No. 333-11345) filed by Vacation Break with the Securities and Exchange Commission ("SEC") and the Vacation Break Directors' Option Plan ("Directors' Plan") filed with the SEC as an exhibit to Vacation Break's Form 10-K for the year ended December 31, 1996, or otherwise set forth in Section 2.1(e) of the Vacation Break Disclosure Statement (each an "Option"), whether or not vested or exercisable, shall be assumed by Fairfield and shall constitute an option to acquire, on the same terms and conditions as were applicable under such Option, the number of shares of Fairfield Common Stock rounded up or down to the nearest whole share equal to the product of the Exchange Ratio multiplied by the number of shares of Vacation Break Common Stock subject to such Option immediately prior to the Effective Time, at a price per share equal to the aggregate exercise price for the shares of Vacation Break Common Stock subject to such Option divided by the number of shares of Fairfield Common Stock deemed to be purchasable pursuant to such Option ("Assumed Options"); provided that the conversion of any Option into an Assumed Option with an exercise price less than $.01 per share of Fairfield Common Stock will be subject to the optionee's agreement that upon exercise, (x) to the extent Fairfield is holding Fairfield Common Stock as treasury shares that are not reserved for any other purpose, Fairfield shall issue the appropriate number of such treasury shares to the optionee and (x) to the extent that no such treasury shares are available, such optionee shall pay an exercise price of $.01 per share of Fairfield Common Stock; provided, further, that from and after the Effective Time the Assumed Options shall be vested and fully exercisable in accordance with their terms. As soon as practicable after the Effective Time, Fairfield shall deliver to holders of Assumed Options an appropriate notice setting forth such holders' rights pursuant thereto and shall deliver appropriate option agreements representing the right to acquire Fairfield Common Stock on the same terms and conditions as contained in the Options (subject to any adjustments required by the preceding sentence), upon surrender of the outstanding Options. Fairfield shall comply with the terms of the Option Plan as they apply to the Assumed Options. Fairfield shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Fairfield Common Stock for delivery upon exercise of the Assumed Options in accordance with this
     Section 2.1(e). Fairfield shall file a registration statement on Form S-8 (or any successor form) or another appropriate form, effective as of the Effective Time, with respect to Fairfield Common Stock subject to Assumed Options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Assumed Options remain outstanding. A holder of an Assumed Option may exercise such Assumed Option in whole or in part in accordance with its terms by delivering a properly executed notice of exercise to Fairfield, together with the consideration therefor and the federal withholding tax information, if any, required in accordance with the related Option Plan and the Directors' Plan. Except as otherwise contemplated by this Section 2.1(e), all restrictions or limitations on transfer and vesting with respect to Options awarded under the Option Plan and the Directors' Plan or any other plan, program or arrangement of Vacation Break or any of its Subsidiaries, to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to such options after giving effect to the Merger and the assumption by Fairfield as set forth above.

          (ii) Promptly after the Effective Time, the Surviving Corporation shall execute and deliver to each holder of a warrant (a "Warrant") to purchase shares of Vacation Break Common Stock pursuant to the warrant agreement dated as of December 27, 1995, among Vacation Break, Josephthal Lyon & Ross Incorporated ("Josephthal") and Cruttenden Roth Incorporated (the "Warrant Agreement"), upon such holder's delivery of its Warrant to the Surviving Corporation, a supplemental warrant agreement (a "Supplemental Warrant") representing the right (until the expiration of such holder's Warrant) to receive, upon the exercise of such holder's Supplemental Warrant, such number of shares of Fairfield Common Stock rounded up or down to the nearest whole share that is equal to the product of the Exchange Ratio multiplied by the number of shares of Vacation Break Common Stock subject to such Warrant immediately prior to the Effective Time, at a price per share equal to the aggregate exercise price for the shares of Vacation Break Common Stock subject to such Warrant divided by the number of shares of Fairfield Common Stock deemed to be purchasable pursuant to such Warrant. Except as otherwise contemplated by this Section 2.1(e)(ii), all terms, conditions and obligations of a Warrant will remain in full force and effect with respect to the Warrant after giving effect to the Merger and as set forth above.

     2.2 Payment for Shares in the Merger. The manner of making payment for shares of Vacation Break Common Stock in the Merger shall be as follows:

     (a) Exchange Agent. At the Effective Time, Fairfield shall deposit or cause to be deposited with BostonEquiServe, L.P., or such other bank or trust company reasonably acceptable to Vacation Break (the "Exchange Agent"), for the benefit of those persons or entities (each a "Person") who immediately prior to the Effective Time were the holders of shares of Vacation Break Common Stock, for exchange in accordance with this Article II, a sufficient number of certificates representing Fairfield Common Stock required to effect the delivery of the aggregate Share Consideration to be issued pursuant to Section 2.1 and, if elected under Section 2.3(d), the amount of cash required under that Section (the certificates representing Fairfield Common Stock comprising such aggregate Share Consideration (and if elected, the cash required under Section 2.3(d)) being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions to be given by Fairfield at or prior to the Effective Time following approval thereof by Vacation Break, such approval not to be unreasonably withheld, deliver the shares of Fairfield Common Stock contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. Subject to Section 2.3, the Exchange Fund will not be used for any other purpose.

     (b) Surrender of Certificates. As soon as practicable after the Effective Time, Fairfield shall cause the Exchange Agent to mail to each holder of record (other than holders of certificates for shares of Vacation Break Common Stock referred to in Section 2.1(c)) of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Vacation Break Common Stock (the "Certificates") (i) a form of letter of transmittal (which shall specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor. Subject to the obligation of the Principal Stockholders to deposit shares of Common Stock with an escrow agent under the terms of the Principal Stockholders Agreement, upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and any other documents as may be reasonably required, the holder of such Certificates will be entitled to receive for each of the shares of Vacation Break Common Stock represented by such Certificates the Share Consideration and the Certificates so surrendered will forthwith be cancelled. Until so surrendered, Certificates will represent solely the right to receive the Share Consideration and any cash in lieu of fractional shares of Fairfield Common Stock as contemplated by Section 2.3 with respect to each of the shares of Vacation Break Common Stock represented thereby. No dividends or other distributions that are declared after the Effective Time on Fairfield Common Stock and payable to the holders of record thereof after the Effective Time will be paid to Persons entitled by reason of the Merger to receive Fairfield Common Stock until such Persons surrender their Certificates. Upon such surrender, but subject to the Principal Stockholders' obligations described above, there shall be paid to the Person in whose name shares of the Fairfield Common Stock are issued any dividends or other distributions having a record date after the Effective Time and payable with respect to such shares of Fairfield Common Stock between the Effective Time and the time of such surrender. After such surrender there shall be paid to the Person in whose name the shares of Fairfield Common Stock are issued any dividends or other distributions on such shares of Fairfield Common Stock which shall have a record date after the Effective Time and prior to such surrender and a payment date after such surrender and such payment shall be made on such payment date. In no event shall the Persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any cash or any certificate representing shares of Fairfield Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Fairfield Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Vacation Break Common Stock for any shares of Fairfield Common Stock or dividends thereon or, in accordance with Section 2.3, cash in lieu of fractional interests, delivered to a public official pursuant to applicable escheat law. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Fairfield Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Fairfield Common Stock for the account of the Persons entitled thereto.

     (c) Rule 145 Affiliates. Certificates surrendered for exchange by any Person constituting a Rule 145 Affiliate of the Company shall not be exchanged for certificates representing Fairfield Common Stock until Fairfield has received an Affiliate Letter (as hereinafter defined) from such Person as provided in Section 5.14.

     (d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains unclaimed by the former stockholders of Vacation Break for one year after the Effective Time shall be delivered to Fairfield, upon demand of Fairfield, and any former stockholders of Vacation Break shall thereafter look only to Fairfield for payment of their claim for the Share Consideration for the shares of Vacation Break Common Stock or for any cash in lieu of fractional shares of Fairfield Common Stock and Fairfield shall make those payments in accordance with the terms of Section 2.2(b).

     (e) Lost Certificates. If any certificates representing shares of Vacation Break Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the record holder thereof or the delivery of such other documents and instruments (including, without limitation, any indemnity bond) as the Exchange Agent or the Surviving Corporation may require, such shares of Fairfield Common Stock as may be required pursuant to this Section 2.2.

     2.3  Fractional Shares.

     (a) No Fractional Shares. No certificates or scrip representing fractional shares of Fairfield Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Fairfield shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Fairfield.

     (b) Excess Shares. As promptly as practicable following the Effective Time, the Exchange Agent will determine the excess of (i) the number of whole shares of Fairfield Common Stock delivered to the Exchange Agent by Fairfield pursuant to Section 2.2(a) over (ii) the aggregate number of whole shares of Fairfield Common Stock to be distributed to holders of shares of Vacation Break Common Stock pursuant to Section 2.2(b) (such excess being herein called the "Excess Shares"). Following the Effective Time, the Exchange Agent will sell the Excess Shares at then-prevailing prices on the New York Stock Exchange, Inc. (the "NYSE"), all in the manner provided in Section 2.3(c).

     (c) Sale of Excess Shares. The sale of the Excess Shares by the Exchange Agent will be executed on the NYSE through one or more member firms of the NYSE and will be executed in round lots to the extent practicable. The Exchange Agent will use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent's sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of shares of Vacation Break Common Stock, the Exchange Agent will hold such proceeds in trust for the holders of shares of Vacation Break Common Stock (the "Common Shares Trust"). Fairfield will pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent will determine the portion of the Common Shares Trust to which each holder of shares of Vacation Break Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional shares interest to which such holder of shares of Vacation Break Common Stock is entitled (after taking into account all shares of Vacation Break Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Vacation Break Common Stock are entitled.

     (d) Cash Election. Notwithstanding the provisions of Section 2.3.(b) and 2.3.(c), Merger Sub may elect at its option, exercised prior to the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of the payments hereinabove contemplated, to pay each holder of shares of Vacation Break Common Stock an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all shares of Vacation Break Common Stock held at the Effective Time by such holder) would otherwise be entitled by (ii) the closing price for a share of Fairfield Common Stock as reported on the NYSE Composite Transaction Tape (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) on the Closing Date, and, in such case, all references herein to the cash proceeds of the sale of the Excess Shares and similar references will be deemed to mean and refer to the payments calculated as set forth in this Section 2.3(d).

     (e) Payment by Exchange Agent. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Vacation Break Common Stock with respect to any fractional share interests, the Exchange Agent will make available such amounts to such holders of shares of Vacation Break Common Stock subject to and in accordance with the terms of
Section 2.2(a).

     2.4 Transfer of Shares After the Effective Time. No transfers of shares of Vacation Break Common Stock shall be made on the stock transfer books of Vacation Break after the close of business on the day prior to the date of the Effective Time.

                                  ARTICLE III
                        REPRESENTATIONS AND WARRANTIES

     3.1 Representations and Warranties of Vacation Break. Except as set forth in the specified section of the disclosure statement dated the date of this Agreement and delivered by Vacation Break to Fairfield concurrently with this Agreement (the "Vacation Break Disclosure Statement"), Vacation Break hereby represents and warrants to Fairfield and Merger Sub, as follows:

     (a) Organization, Standing and Corporate Power. Vacation Break and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Vacation Break and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing (individually or in the aggregate) would not have a material adverse effect on Vacation Break. Vacation Break has delivered to Fairfield true, correct and complete copies of its articles of incorporation and bylaws, in each case as amended to the date hereof.

     (b) Subsidiaries. Section 3.1(b) of the Vacation Break Disclosure Statement lists each Subsidiary of Vacation Break and each partnership, joint venture or other Person in which Vacation Break owns any equity interest (each a "Venture") together in each case with its jurisdiction of incorporation or organization. All the outstanding shares of capital stock of each such Subsidiary and Vacation Break's equity interest in each Venture have been validly issued and are fully paid and nonassessable and owned directly or indirectly by Vacation Break, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"), other than as set forth in the Venture's organizational document with respect to Vacation Break's interests in that Venture. Except for the capital stock of such Subsidiaries and equity interests in such Venture, Vacation Break does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture or other entity. Vacation Break has delivered to Fairfield true, correct and complete copies of the articles of incorporation and bylaws or other similar organizational documents for each Subsidiary and Venture.

     (c) Capital Structure. The authorized capital stock of Vacation Break consists of 25,000,000 shares of Vacation Break Common Stock and 25,000,000 shares of the Preferred Stock, $.01 par value per share of Vacation Break (the "Vacation Break Preferred Stock"). At the close of business on August 8, 1997,
(i) 8,615,841 shares of Vacation Break Common Stock were issued and outstanding,
(ii) no shares of Vacation Break Common Stock were held by Vacation Break in its treasury, (iii) no shares of Vacation Break Preferred Stock were issued and outstanding, (iv) no shares of Vacation Break Preferred Stock were held by Vacation Break in its treasury, and (v) 553,259 shares of Vacation Break Common Stock were reserved for issuance pursuant to the Option Plan, 100,000 shares were reserved for issuance pursuant to the Directors' Plan, 146,536 shares were reserved for issuance pursuant to options granted outside the Option Plan and the Directors' Plan on the same terms as options granted under the Option Plan, and 210,000 shares were reserved for issuance pursuant to the Warrant Agreement. Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of Vacation Break are issued, reserved for issuance or outstanding. As of the date of this Agreement, all outstanding shares of capital stock of Vacation Break have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to preemptive rights. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of Vacation Break having the right to vote (or convertible into securities having the right to vote) on any matters on which shareholders of Vacation Break may vote. As of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Vacation Break or any of the

Subsidiaries of Vacation Break is a party or by which any of them is bound obligating Vacation Break or any of such Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Vacation Break or of any of such Subsidiaries or obligating Vacation Break or any of such Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking other than pursuant to the Options and the Warrant Agreement. As of the date of this Agreement, there are no outstanding contractual obligations of Vacation Break or any Subsidiaries of Vacation Break to repurchase, redeem or otherwise acquire any shares of capital stock of Vacation Break or such Subsidiaries.

     (d) Authority; Noncontravention. Vacation Break has all requisite corporate power and authority to enter into this Agreement and, subject to the Vacation Break Stockholder Approval (as hereinafter defined), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Vacation Break and the consummation by Vacation Break of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Vacation Break, subject, in the case of the adoption of this Agreement, to Vacation Break Stockholder Approval. This Agreement has been duly executed and delivered by Vacation Break and constitutes a legal, valid and binding obligation of Vacation Break, enforceable against Vacation Break in accordance with its terms. The execution and delivery of this Agreement do not, and, except as described in Section 3.1(d) of the Vacation Break Disclosure Statement (the "Vacation Break Consents") the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Vacation Break or any of its Subsidiaries or the Ventures under, (i) the articles of incorporation or bylaws of Vacation Break or the comparable organizational documents of any of its Subsidiaries or the Ventures, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Vacation Break or any of its Subsidiaries or the Ventures or their respective properties or assets, or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Vacation Break or any of its Subsidiaries or the Ventures or their respective properties or assets, other than, in the case of clauses (ii) and
(iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on Vacation Break, (y) impair the ability of Vacation Break to perform its obligations under this Agreement, or (z) prevent or materially delay the consummation of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state, local or foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency (a "Governmental Entity") is required by or with respect to Vacation Break or any of its Subsidiaries or the Ventures in connection with the execution and delivery of this Agreement by Vacation Break or the consummation by Vacation Break of the transactions contemplated by this Agreement, except for
(1) the filing of a premerger notification and report form by Vacation Break under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (2) the filing with the SEC of (A) the Proxy Statement/Prospectus (as hereinafter defined) relating to the Vacation Break Stockholders Meeting (as hereinafter defined), and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (3) the filing of the Articles of Merger with the Florida Department of State and appropriate documents with the relevant authorities of other states in which Vacation Break is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (4) such other filings and consents as may be required under any environmental law or any health or safety law or regulation pertaining to any notification, disclosure or required approval necessitated by the Merger or the transactions contemplated by this Agreement; and (5) such consents, approvals, orders or authorizations the failure of which to be made or obtained would not reasonably be expected to have a material adverse effect on Vacation Break.

     (e) SEC Documents; Undisclosed Liabilities. Vacation Break has filed all required reports, schedules, forms, statements and other documents with the SEC since December 21, 1995 (the "Vacation Break SEC Documents"). As of their respective dates, the Vacation Break SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Vacation Break SEC Documents, and none of the Vacation Break SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Vacation Break SEC Document has been revised or superseded by a later Vacation Break Filed SEC Document (as hereinafter defined), none of the Vacation Break SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Vacation Break included in the Vacation Break SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Vacation Break and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Except (i) as reflected in such financial statements or in the notes thereto,
(ii) as contemplated hereunder, (iii) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, (iv) for liabilities and obligations incurred since December 31, 1996, in the ordinary course of business consistent with past practice, and (v) as set forth in
Section 3.1(e) of the Vacation Break Disclosure Statement, neither Vacation Break nor any of its Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), including liabilities arising under any environmental laws or laws relating to the protection of health or safety, required by generally accepted accounting principles to be reflected in a consolidated balance sheet of Vacation Break and its consolidated subsidiaries and which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Vacation Break.

     (f) Information Supplied. None of the information supplied or to be supplied by Vacation Break specifically for inclusion or incorporation by reference in (i) the Form S-4 Registration Statement (as hereinafter defined) to be filed with the SEC by Fairfield in connection with the issuance of Fairfield Common Stock in the Merger will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement/Prospectus (as hereinafter defined) will, at the date it is first mailed to Vacation Break's stockholders or at the time of the Vacation Break Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Vacation Break with respect to statements made or incorporated by reference therein based on information supplied by Fairfield specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

     (g) Absence of Certain Changes Or Events. Except (i) as disclosed in the Vacation Break SEC Documents filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the "Vacation Break Filed SEC Documents"), (ii) for the transactions provided for herein, (iii) as set forth in Section 3.1(g) of the Vacation Break Disclosure Statement, and (iv) for liabilities incurred in connection with or as a result of this Agreement, since the date of the most recent financial statements included in the Vacation Break Filed SEC Documents, Vacation Break has conducted its business only in the ordinary course, and there has not been (1) any material adverse change in Vacation Break, (2) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Vacation Break's capital stock, (3) any split, combination or reclassification of any of Vacation Break's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Vacation Break's capital stock, (4) (A) any granting by Vacation Break or any of its Subsidiaries to any director, executive officer or other key employee of Vacation Break or any of its Subsidiaries of any increase in compensation, except for normal increases in the ordinary course of business consistent with past practice or as was required under employment agreements in effect as of the date of the most recent financial statements included in the Vacation Break Filed SEC Documents, (B) any granting by Vacation Break or any of its Subsidiaries to any such director, executive officer or key employee of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent financial statements included in the Vacation Break Filed SEC Documents, (C) any entry by Vacation Break or any of its Subsidiaries into any employment, severance or termination agreement with any such executive officer or key employee, or (D) any granting by Vacation Break or any of its Subsidiaries of any material increase in the commissions payable to any of their sales agents, or (5) except insofar as may have been disclosed in the Vacation Break Filed SEC Documents or required by a change in generally accepted accounting principles, any change in accounting methods, principles or practices by Vacation Break materially affecting its assets, liabilities or business.

     (h) Litigation. Except as set forth in Section 3.1(h) of the Vacation Break Disclosure Statement or disclosed in the Vacation Break Filed SEC Documents, there are no actions, suits, investigations or proceedings pending or, to the knowledge of Vacation Break, threatened, against Vacation Break or any of its Subsidiaries, or any property of Vacation Break or any such Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Entity, except actions, suits, investigations or proceedings which, in the aggregate, do not have and would not be reasonably expected (so far as can be foreseen at the time) to (a) have a material adverse effect on Vacation Break or
(b) have the effect of preventing or materially delaying the performance by Vacation Break of its obligations under this Agreement.

     (i) Compliance With Laws. Except as described in Section 3.1(i) of the Vacation Break Disclosure Statement or the Vacation Break Filed SEC Documents, Vacation Break and its Subsidiaries and the Ventures hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of Vacation Break and its Subsidiaries and the Ventures, taken as a whole (the "Vacation Break Permits"). Vacation Break and its Subsidiaries and the Ventures are in compliance with the terms of the Vacation Break Permits and all applicable statutes, laws, ordinances, rules and regulations (including, without limitation, the Federal Trade Commission Act, the Truth-in-Lending Act and Regulation Z promulgated thereunder, the Equal Credit Opportunity Act and Regulation B promulgated thereunder, the Interstate Land Sales Full Disclosure Act, the Civil Rights Acts of 1964 and 1968, environmental laws, federal and state telemarketing laws, state time share laws, and seller of travel or travel agency laws) except for possible violations which could not reasonably be expected to have a material adverse effect on Vacation Break. Except as described in Section 3.1(i) of the Vacation Break Disclosure Statement or the Vacation Break Filed SEC Documents, as of the date of this Agreement, no action, demand, requirement or investigation by any Governmental Entity with respect to Vacation Break or any of its Subsidiaries or the Ventures is pending or, to the knowledge of Vacation Break, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on Vacation Break.

     (j) Absence of Changes in Benefit Plans; Labor Relations.

          (i) The Vacation Break Filed SEC Documents or Section 3.1(j)(i) of the Vacation Break Disclosure Statement sets forth a true and complete list of all the following: (x) each "employee benefit plan," as such term is defined in Section 3(3) of ERISA, pursuant to which Vacation Break or any of its Subsidiaries has (A) any liability in respect of current or former employees, agents, directors, or independent contractors of Vacation Break or its Subsidiaries ("Vacation Break Employees") or any beneficiaries or dependents of any Vacation Break Employees or (B) any obligation to issue capital stock of Vacation Break or any of its Subsidiaries (each, a "Vacation Break Employee Plan"), and (y) each other plan, program, policy, contract or arrangement providing for bonuses, pensions, deferred pay, stock or stock related awards, severance pay, salary continuation or similar benefits, hospitalization, medical, dental or disability benefits, life insurance or other employee benefits, or compensation to or for any Vacation Break Employees or any beneficiaries or dependents of any Vacation Break Employees (other than directors' and officers' liability policies), whether or not insured or funded, (A) pursuant to which Vacation Break or any of its Subsidiaries has any material liability or (B) constituting an employment or severance agreement or arrangement with any officer or director of Vacation Break or any such Subsidiary or with any holder of shares of Vacation Break Common Stock (each, a "Vacation Break Benefit Arrangement"). Vacation Break has provided to Fairfield with respect to each Vacation Break Employee Plan and Vacation Break Benefit Arrangement: (i) a true and complete copy of all written documents comprising such Vacation Break Employee Plan or Vacation Break Benefit Arrangement and any related trust agreement, insurance contract or other funding vehicle (including amendments and individual agreements relating thereto, or, if there is no such written document, an accurate and complete description of such Vacation Break Employee Plan or Vacation Break Benefit Arrangement); (ii) the most recent Form 5500 or Form 5500-C/R (including all schedules thereto), if applicable; (iii) the most recent financial statements and actuarial reports or valuations, if any; (iv) the summary plan description currently in effect and all material modifications thereof, if any; and (v) the most recent Internal Revenue Service determination letter, if any.

          (ii) Each Vacation Break Employee Plan and Vacation Break Benefit Arrangement has been established, operated and maintained in all material respects in accordance with its terms and in material compliance with all applicable laws and the rules and regulations thereunder, including, but not limited to, ERISA and the Code. Neither Vacation Break nor any of its Subsidiaries or former Subsidiaries nor any of their respective current or former directors, officers, or employees, nor, to the best knowledge of Vacation Break, any other disqualified person or party-in-interest with respect to any Vacation Break Employee Plan, have engaged directly or indirectly in any "prohibited transaction," as such term is defined in
     Section 4975 of the Code or Section 406 of ERISA, with respect to which Vacation Break or its Subsidiaries could reasonably be expected to have or has any material liability. All contributions and other payments required to be made for any period through the date to which this representation speaks to the Vacation Break Employee Plans and Vacation Break Benefit Arrangements (or to any person pursuant to the terms thereof) have been made or paid in a timely fashion, or, to the extent not required to be made or paid on or before the date to which this representation speaks, have been reflected in Vacation Break's financial statements. Each Vacation Break Employee Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified or an application for such a determination, which was filed before the expiration of the applicable remedial amendment period, is pending, and, to the best knowledge of Vacation Break, no circumstances exist that are reasonably expected by Vacation Break to result in the revocation of any such determination.

          (iii) With respect to each Vacation Break Employee Plan that is subject to Title IV of ERISA: (i) as of the last applicable annual valuation date, the present value of all benefits under such Vacation Break Employee Plan did not exceed the value of the assets of such Vacation Break Employee Plan allocable to such benefits, on a projected benefits basis, using the actuarial methods, factors and assumptions used for the most recent actuarial report with respect to such Vacation Break Employee Plan; and (ii) there has been no termination, partial termination or "reportable event" (as defined in Section 4043 of ERISA) with respect to any such Vacation Break Employee Plan. No Vacation Break Employee Plan that is subject to Section 412 of the Code has incurred any "accumulated funding deficiency" (as defined in Section 412 of the Code), whether or not waived. No event has occurred, and, to the best knowledge of Vacation Break, there do not exist any circumstances, that could reasonably be expected to subject Vacation Break or any Subsidiary of Vacation Break to any material liability arising under ERISA. With respect to the Vacation Break Employee Plans and Vacation Break Benefit Arrangements, individually and in the aggregate, no event has occurred, and, to the best knowledge of Vacation Break, there do not exist any circumstances, that could reasonably be expected to subject Vacation Break or any Subsidiary of Vacation Break to any material liability under the Code or other applicable law, or under any indemnity agreement to which Vacation Break or any Subsidiary of Vacation Break is a party, excluding liability for benefit claims, administrative expenses and funding obligations payable in the ordinary course.

          (iv) No Vacation Break Employee Plan is a "multiemployer plan" as that term is defined in Section 3(37) of ERISA or a "multiple employer plan" described in Section 4063(a) of ERISA, nor has Vacation Break or any ERISA Affiliate of Vacation Break at any time since January 1, 1992, contributed to or been obligated to contribute to such a multiemployer plan or multiple employer plan.

          (v) Except with respect to a Vacation Break Employee Plan, neither Vacation Break nor any ERISA Affiliate of Vacation Break has any Controlled Group Liability, nor do any circumstances exist that could result in any of them having any Controlled Group Liability. "Controlled Group Liability" means any and all liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code and (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

          (vi) Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby (either alone or together with any additional or subsequent events), constitutes an event under any Vacation Break Employee Plan, Vacation Break Benefit Arrangement, loan to, or individual agreement or contract with, a Vacation Break Employee that may result in any payment (whether of severance pay or otherwise), restriction or limitation upon the assets of any Vacation Break Employee Plan or Vacation Break Benefit Arrangement, acceleration of payment or vesting, increase in benefits or compensation, or required funding, with respect to any Vacation Break Employee, or the forgiveness of any loan or other commitment of any Vacation Break Employees.

         (vii) There are no actions, suits, arbitrations, inquiries, investigations or other proceedings (other than routine claims for benefits) pending or, to Vacation Break's knowledge, threatened, with respect to any Vacation Break Employee Plan or Vacation Break Benefit Arrangement.

          (viii) No Vacation Break Employees and no beneficiaries or dependents of Vacation Break Employees are or may become entitled under any Vacation Break Employee Plan or Vacation Break Benefit Arrangement to post-employment or retiree welfare benefits of any kind, including without limitation death or medical benefits, other than coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code or other applicable law.

     (k) Labor Matters. There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of Vacation Break or any of its Subsidiaries or the Ventures; no such petitions have been pending at any time within two years of the date of this Agreement and, to the best knowledge of Vacation Break, there has not been any organizing effort by any union or other group seeking to represent any employees of Vacation Break or any of its Subsidiaries or the Ventures as their exclusive bargaining agent at any time within two years of the date of this Agreement. There are no labor strikes, work stoppages or other labor troubles, other than routine grievance matters, now pending, or, to Vacation Break's knowledge, threatened, against Vacation Break or any of its Subsidiaries or the Ventures, nor have there been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to Vacation Break or any of its Subsidiaries or the Ventures at any time within two years of the date of this Agreement.

     (l)  Taxes.

          (i) Except as set forth in Section 3.1(l)(i) of the Vacation Break Disclosure Statement, each of Vacation Break and its Subsidiaries has filed all tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and all tax returns and reports are complete and accurate in all respects, except to the extent that such failures to file or be complete and accurate in all respects, as applicable, individually or in the aggregate, would not have a material adverse effect on Vacation Break. Vacation Break and each of its Subsidiaries has paid (or Vacation Break has paid on its behalf) or made provision for all taxes shown as due on such tax returns and reports. No claim has been made since August 6, 1992 by an authority in a jurisdiction where Vacation Break or any of its Subsidiaries does not file tax returns that it is or may be subject to taxation by that jurisdiction. The most recent financial statements contained in the Vacation Break Filed SEC Documents reflect adequate reserves for all taxes payable by Vacation Break and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements, and no deficiencies for any taxes have been proposed, asserted or assessed against Vacation Break or any of its Subsidiaries that are not adequately reserved for, except for inadequately reserved taxes and inadequately reserved deficiencies that would not, individually or in the aggregate, have a material adverse effect on Vacation Break.

     There are no liens for taxes (other than for current taxes not yet due and payable) on the assets of Vacation Break or its Subsidiaries. No requests for waivers of the time to assess any taxes against Vacation Break or any of its Subsidiaries have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the Vacation Break Filed SEC Documents, or, to the extent not adequately reserved, the assessment of which would not, individually or in the aggregate, have a material adverse effect on Vacation Break. Except as set forth in the Vacation Break Filed SEC Documents or in Section 3.1(l)(i) of the Vacation Break Disclosure Statement, neither Vacation Break nor any of its Subsidiaries is a party to or bound by any agreement providing for the allocation or sharing of taxes. Neither Vacation Break nor any of its Subsidiaries has filed a consent pursuant to or agreed to the application of Section 341(f) of the Code. Each of Vacation Break and its Subsidiaries has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of
     Section 6662 of the Code. All taxes that are required by the laws of the United States, any state or political subdivision thereof, or any foreign country to be withheld or collected by Vacation Break or any of its Subsidiaries have been duly withheld or collected and, to the extent required, have been paid to the proper governmental authorities or properly deposited as required by applicable laws. None of Vacation Break and its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Vacation Break), or (ii) has any liability for the taxes of any person (other than any of Vacation Break and its Subsidiaries) under Treas. Reg. (S) 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise. For purposes of this Agreement, the term tax (including, with correlative meaning, the terms "taxes" and "taxable") shall include all federal, state, local, and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, and other taxes, duties, or assessments of any nature whatsoever, together with all interest, penalties, and additions imposed with respect to such amounts.

          (ii) Section 3.1(l)(ii) of the Vacation Break Disclosure Statement sets forth each state in which Vacation Break and its Subsidiaries have collected or remitted any sales and/or use taxes since August 6, 1992. To Vacation Break's knowledge, neither Vacation Break nor any of its Subsidiaries has conducted activities in any other state that would require such taxes to be collected or remitted. No claim has ever been made since August 6, 1992 by an authority in a jurisdiction where Vacation Break or any of its Subsidiaries does not pay sales and/or use taxes that it is or may be subject to a requirement to remit such taxes in that jurisdiction.

          (iii) Neither Vacation Break nor any of its Subsidiaries has taken any action that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

         (iv) None of the compensation paid by Vacation Break since January 1, 1997, and none of the compensation, if any, that may be payable as a result of the Merger will be subject to the limitations set forth in Section 162(m) of the Code.

     (m) Voting Requirements. The affirmative vote of the holders of a majority of the voting power of all outstanding shares of Vacation Break Common Stock, voting as a single class, at the Vacation Break Stockholders Meeting (the "Vacation Break Stockholder Approval") to approve this Agreement is the only vote of the holders of any class or series of Vacation Break's capital stock necessary to approve this Agreement and the transactions contemplated by this Agreement.

     (n) No Excess Parachute Payments. Except as described in Section 3.1(n) of the Vacation Break Disclosure Statement, no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of Vacation Break or any of its Affiliates who is a "disqualified individual" (as such term is defined in Section 280G(c) of the Code or proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Vacation Break Employee Plan or Benefit Arrangement currently in effect would be an "excess parachute payment" (as such term is defined in Section 280G(b) (l) of the Code).

     (o) Ownership of Fairfield Common Stock. Neither Vacation Break nor, to its knowledge, any of its affiliates, (i) beneficially owns (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Fairfield.

     (p) State Takeover Statutes. The Board of Directors of Vacation Break approved the Merger and this Agreement and all agreements related thereto (including the voting agreement set forth in the Principal Stockholders Agreement), and such approval is sufficient to render inapplicable to the Merger and this Agreement, and the transactions contemplated by this Agreement and all related agreements, the provisions of Sections 607.0901, 607.0902 and 607.1302 of the FBCA to the extent, if any, any such section is applicable to the Merger and this Agreement and the transactions contemplated by this Agreement and all related agreements.

     (q) Brokers. No broker, investment banker, financial advisor or other person, other than Montgomery Securities ("Montgomery") and Josephthal is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Vacation Break.

     (r) Properties, Title and Related Matters.

          (i) Section 3.1(r)(i) of the Vacation Break Disclosure Statement or the Vacation Break Filed SEC Documents sets forth as of June 30, 1997: (i) each VOI resort property owned by, or for which VOIs are sold or marketed by, Vacation

     Break and each of its Subsidiaries; (ii) the number of VOIs which have been and which are planned to be developed at each such resort property; and
     (iii) the number of VOIs which have been sold at each such resort. With respect to each resort property or portion thereof which has completed development of VOIs, the resort or developed portion thereof is in good repair and condition and each VOI held for sale is in a condition acceptable for sale. With respect to each resort property or portion thereof which Vacation Break or any of its Subsidiaries has not completed development of VOIs, Vacation Break or the applicable Subsidiary anticipates expending, between June 30, 1997 and the completion of development, the amounts set forth in Section 3.1(r)(i) of the Vacation Break Disclosure Statement.

          (ii) Except as disclosed or reserved against in the most recent financial statements contained in the Vacation Break SEC Documents or as set forth in Section 3.1(r)(ii) of the Vacation Break Disclosure Statement, Vacation Break and each of its Subsidiaries have good and marketable title to all of the material properties and assets, tangible or intangible, reflected in such financial statements as being owned by Vacation Break and each of its Subsidiaries as of the dates thereof, free and clear of all Liens, except such imperfections or irregularities of title, liens, encumbrances, charges or defaults that do not affect the use thereof in any material respect and statutory liens securing payments not yet due ("Permitted Liens"). All leased buildings and all leased fixtures, equipment and other property and assets that are material to Vacation Break's business on a consolidated basis are held under leases or subleases that are valid and binding instruments enforceable in accordance with their respective terms, and there is not under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such validity and binding nature or the existence of such default or event of default does not have and would not reasonably be expected (so far as can be foreseen at the time) to have a material adverse effect on Vacation Break.

     (s) Customer Warranties. There are not pending nor are there to the best knowledge of Vacation Break, threatened, any material claims under or pursuant to any warranty, whether expressed or implied, on products or services sold prior to the date of this Agreement by Vacation Break or any of its Subsidiaries that are not disclosed or referred to in the financial statements contained in the Vacation Break SEC Documents and which are not fully reserved against.
Section 3.1(s) of the Vacation Break Disclosure Statement identifies all such claims asserted from January 1, 1996 to date of this Agreement and describes the resolution of each such claim.

     (t) Environmental Matters. Except as disclosed in Section 3.1(t) of the Vacation Break Disclosure Statement or the Vacation Break Filed SEC Documents,
(i) neither the businesses of Vacation Break and its Subsidiaries or the Ventures nor the operation thereof violates any applicable environmental law and no condition or event has occurred which, with notice or the passage of time or both, would constitute a violation of any environmental law; (ii) Vacation Break and each of its Subsidiaries and each of the Ventures is in possession of all permits required under any applicable environmental law ("Environmental Permits") for the conduct or operation of the businesses of Vacation Break and each of its

Subsidiaries and each of the Ventures (or any part thereof), and Vacation Break and each of its Subsidiaries and each of the Ventures is in compliance in all material respects with all of the requirements and limitations included in such Environmental Permits; (iii) none of Vacation Break or any of its Subsidiaries or any Venture has stored or used any pollutants, contaminants or hazardous or toxic wastes, substances or materials on or at any of its property or facilities except for inventories of chemicals which are used or to be used in the ordinary course of the businesses of Vacation Break and each of its Subsidiaries and each of the Ventures (which inventories have been stored or used in accordance with all applicable Environmental Permits and all environmental laws, including all so-called "Right To Know" laws); (iv) none of Vacation Break or any of its Subsidiaries or any Venture has received any notice, suit or claim from any authority or any private person or entity that the businesses of Vacation Break and its Subsidiaries and the Ventures or the operation of any of their respective facilities is in violation of any environmental law or any Environmental Permit or that it is responsible (or potentially responsible) for the cleanup of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any of the properties of Vacation Break and each of its Subsidiaries, or at, on or beneath any land adjacent thereto or in connection with any waste or contamination site; and (v) none of Vacation Break or any of its Subsidiaries or any Venture has buried, dumped, disposed, spilled or released any pollutants, contaminants or hazardous or wastes, substances or materials on, beneath or adjacent to any of its property or any property adjacent thereto. Each of Vacation Break and its Subsidiaries and the Ventures has timely filed all reports required to be filed with respect to all of its property and facilities and has generated and maintained all required data, documentation and records under all applicable environmental laws.

     (u) Insurance. Each of Vacation Break and its Subsidiaries has insurance contracts or policies (the "Vacation Break Policies") in full force and effect which provide for coverages that are usual and customary as to amount and scope in its businesses. Section 3.1(u) of the Vacation Break Disclosure Statement sets forth descriptions of all insurance contracts or policies that relate to liability or excess liability insurance (collectively the "Vacation Break Liability Policies"), including the name of the insurer, the types, dates and amounts of coverages, and any material coverage exclusions. None of Vacation Break or any of its Subsidiaries has breached or otherwise failed to perform in any material respects its obligations under any of the Vacation Break Policies or the Vacation Break Liability Policies nor has Vacation Break or any of its Subsidiaries received any adverse notice or communication from any of the insurers party to the Vacation Break Policies or the Vacation Break Liability Policies with respect to any such alleged breach or failure in connection with any of the Vacation Break Policies or the Vacation Break Liability Policies. All Vacation Break Policies are sufficient for compliance with all governmental laws and regulations and all agreements to which Vacation Break and its Subsidiaries are subject; are valid, outstanding, collectible and enforceable policies; and will not in any way be affected by, or terminate or lapse by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

     (v) Accounts Receivable. The "mortgages receivable" of Vacation Break and its Subsidiaries reflected in the financial statements contained in the Vacation Break SEC Documents and such additional accounts receivable as are reflected on the books of Vacation

Break and its Subsidiaries are, to Vacation Break's knowledge, good and collectible except to the extent reserved against thereon (which reserves have been determined based upon actual prior experience and are consistent with prior practices). All such accounts receivable (except to the extent so reserved against) are valid, genuine and subsisting, arise out of bona fide sales and deliveries of goods, performance of services or other business transactions and are not subject to defenses, setoffs or counterclaims.

     3.2 Representations and Warranties of Fairfield and Merger Sub. Except as set forth in the specified section of the disclosure statement dated the date of this Agreement and delivered by Fairfield to Vacation Break concurrently with this Agreement (the "Fairfield Disclosure Statement"), Fairfield and Merger Sub represent and warrant to Vacation Break as follows:

     (a) Organization, Standing and Corporate Power. Each of Fairfield and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Fairfield and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing (individually or in the aggregate) could not have a material adverse effect on Fairfield. Fairfield has delivered to Vacation Break true, correct and complete copies of its certificate of incorporation and bylaws and the articles of incorporation and bylaws of Merger Sub, in each case as amended to the date hereof.

     (b) Subsidiaries. Section 3.2(b) of the Fairfield Disclosure Statement lists each Subsidiary of Fairfield together in each case with its jurisdiction of incorporation or organization. All the outstanding shares of capital stock or other ownership interest of each such Subsidiary have been validly issued and are fully paid and nonassessable and owned directly or indirectly by Fairfield, free and clear of all Liens. Except for the capital stock or other ownership interest of such Subsidiaries, Fairfield does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture or other entity. Fairfield has delivered to Vacation Break true, correct and complete copies of the articles of incorporation and bylaws or other similar organizational documents for each Subsidiary.

     (c) Capital Structure. The authorized capital stock of Fairfield consists of 25,000,000 shares of Fairfield Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share, of Fairfield (the "Fairfield Preferred Stock"). At the close of business on August 8, 1997, (i) 16,684,511 shares of Fairfield Common Stock were issued and outstanding, (ii) 2,310,321 shares of Fairfield Common Stock were held by Fairfield in its treasury, (iii) no shares of Fairfield Preferred Stock were issued and outstanding, (iv) no shares of Fairfield Preferred Stock were held by Fairfield in its treasury, and (v) not more than 5,093,155 shares of Fairfield Common Stock were reserved for issuance
(A) upon exercise of outstanding employee and director stock options and warrants to purchase shares of Fairfield Common Stock, (B) under Fairfield's plan of reorganization and related agreements and settlements, and (C) under its employee stock purchase plan. Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of Fairfield were issued, reserved for issuance or outstanding. As of the date of this Agreement, all outstanding shares of capital stock of Fairfield are, and all shares which may be issued pursuant to this Agreement will be, when issued in accordance with the terms hereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of Fairfield having the right to vote (or convertible into securities having the right to vote) on any matters on which shareholders of Fairfield may vote. Except as set forth above, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Fairfield or any of the Subsidiaries of Fairfield is a party or by which any of them is bound obligating Fairfield or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Fairfield or of any of its Subsidiaries or obligating Fairfield or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of Fairfield or any Subsidiaries of Fairfield to repurchase, redeem or otherwise acquire any shares of capital stock of Fairfield or its Subsidiaries other than pursuant to an existing restricted stock plan. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 10,000 shares of common stock, par value $.01 per share, 100 shares of which have been validly issued, are fully paid and nonassessable and are owned by Fairfield free and clear of any Liens.

     (d) Authority; Noncontravention. Fairfield and Merger Sub have all requisite corporate power and authority to enter into this Agreement and, subject to the Fairfield Stockholder Approval (as hereinafter defined), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Fairfield and Merger Sub and the consummation by Fairfield and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Fairfield and Merger Sub, subject to the Fairfield Stockholder Approval. This Agreement has been duly executed and delivered by each of Fairfield and Merger Sub and constitutes a legal, valid and binding obligation of Fairfield and Merger Sub, enforceable against Fairfield and Merger Sub in accordance with its terms. The execution and delivery of this Agreement do not, and, except as described in
Section 3.2(d) (the "Fairfield Consents") of the disclosure statement dated the date of this Agreement and delivered by Fairfield to Vacation Break concurrently with this Agreement (the "Fairfield Disclosure Statement"), the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Fairfield or any of its Subsidiaries under
(i) the Certificate of Incorporation or bylaws of Fairfield or the comparable organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Fairfield or any of its Subsidiaries or their respective properties or assets, or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Fairfield or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and
(iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a material adverse effect on Fairfield, (y) impair the ability of Fairfield or Merger Sub to perform its obligations under this Agreement, or (z) prevent or materially delay the consummation of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Fairfield or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Fairfield and Merger Sub or the consummation by Fairfield and Merger Sub of the transactions contemplated by this Agreement, except for (1) the filing of a premerger notification and report form by Fairfield under the HSR Act; (2) the filing with the SEC of (A) the Proxy Statement/Prospectus, and
(B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (3) the filing of the Articles of Merger with the Florida Department of State and appropriate documents with the relevant authorities of other states in which Fairfield is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (4) such other filings and consents as may be required under any environmental law or any health or safety law or regulation pertaining to any notification, disclosure or required approval necessitated by the Merger or the transactions contemplated by this Agreement; and (5) such consents, approvals, orders or authorizations the failure of which to be made or obtained would not reasonably be expected to have a material adverse effect on Fairfield.

     (e) SEC Documents; Undisclosed Liabilities. Fairfield has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1995 (the "Fairfield SEC Documents"). As of their respective dates, the Fairfield SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Fairfield SEC Documents, and none of the Fairfield SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Fairfield SEC Document has been revised or superseded by a later Fairfield Filed SEC Document (as hereinafter defined), none of the Fairfield SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Fairfield included in the Fairfield SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Fairfield and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Except
(i) as reflected in such financial statements or in the notes thereto, (ii) as contemplated hereunder, (iii) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, (iv) for liabilities and obligations incurred since December 31, 1996 in the ordinary course of business consistent with past practice, and (v) as set forth in Section 3.2(e) of the Fairfield Disclosure Statement, neither Fairfield nor any of its Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), including liabilities arising under any environmental laws or laws relating to the protection of health or safety required by generally accepted accounting principles to be reflected in a consolidated balance sheet of Fairfield and its consolidated Subsidiaries and which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Fairfield.

     (f) Information Supplied. None of the information supplied or to be supplied by Fairfield specifically for inclusion or incorporation by reference in (i) the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement/ Prospectus will, at the date it is first mailed to Fairfield's stockholders or at the time of the Fairfield Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Fairfield with respect to statements made or incorporated by reference therein based on information supplied by Vacation Break specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

     (g) Absence of Certain Changes or Events. Except (i) as disclosed in the Fairfield SEC Documents filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the "Fairfield Filed SEC Documents"), (ii) for the transactions provided for herein, (iii) as set forth in Section 3.2(g) of the Fairfield Disclosure Statement, and (iv) for liabilities incurred in connection with or as a result of this Agreement, since the date of the most recent financial statements included in the Fairfield Filed SEC Documents, Fairfield has conducted its business only in the ordinary course, and there has not been (1) any material adverse change in Fairfield, (2) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Fairfield's capital stock other than the stock dividend effected on July 15, 1997, (3) any split, combination or reclassification of any of Fairfield's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Fairfield's capital stock other than the adjustment of share purchase rights in connection with the stock dividend effected on July 15, 1997, (4) (A) any granting by Fairfield or any of its Subsidiaries to any existing director, executive officer or other key employee of Fairfield or any of its Subsidiaries of any increase in compensation, except for normal increases in the ordinary course of business consistent with past practice or as was required under employment agreements in effect as of the date of the most recent financial statements included in the Fairfield Filed SEC Documents, (B) any granting by Fairfield or any of its Subsidiaries to any such existing director, executive officer or key employee of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent financial statements included in the Fairfield Filed SEC Documents, or (C) any entry by Fairfield or any of its Subsidiaries into any employment, severance or termination agreement with any such existing executive officer or key employee, or (5) except insofar as may have been disclosed in the Fairfield Filed SEC Documents or required by a change in generally accepted accounting principles, any change in accounting methods, principles or practices by Fairfield materially affecting its assets, liabilities or business.

     (h) Litigation. Except as set forth in Section 3.2(h) of the Fairfield Disclosure Statement or disclosed in the Fairfield Filed SEC Documents, there are no actions, suits, investigations or proceedings pending or, to the knowledge of Fairfield, threatened against Fairfield or any of its Subsidiaries, or any property of Fairfield or any such Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Entity, except actions, suits, investigations or proceedings which, in the aggregate, do not have and would not be reasonably expected (so far as can be foreseen at the time) to (i) have a material adverse effect on Fairfield or (ii) have the effect of preventing or materially delaying the performance by Fairfield or Merger Sub of its obligations under this Agreement.

     (i) Compliance With Laws. Fairfield and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of Fairfield and its Subsidiaries, taken as a whole (the "Fairfield Permits"). Fairfield and its Subsidiaries are in compliance with the terms of the Fairfield Permits and all applicable statutes, laws, ordinances, rules and regulations (including, without limitation, the Federal Trade Commission Act, the Truth-in-Lending Act, and Regulation Z promulgated thereunder, the Equal Credit Opportunity Act and Regulation B promulgated thereunder, the Interstate Land Sales Full Disclosure Act, the Civil Rights Acts of 1964 and 1968, and Environmental Laws, federal and state telemarketing laws, state timeshare laws and Seller of Travel or travel agency laws) except for possible violations which could not reasonably be expected to have a material adverse effect on Fairfield. Except as described in
Section 3.2(i) of the Fairfield Disclosure Statement or the Fairfield Filed SEC Documents, as of the date of this Agreement, no action, demand, requirement or investigation by any Governmental Entity with respect to Fairfield or any of its Subsidiaries is pending or, to the knowledge of Fairfield, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on Fairfield.

     (j) Absence of Changes in Benefit Plans; Labor Relations.

          (i) The Fairfield Filed SEC Document or Section 3.2(j)(i) of the Fairfield Disclosure Statement sets forth a true and complete list of all the following: (x) each "employee benefit plan," as such term is defined in
     Section 3(3) of ERISA, pursuant to which Fairfield or any of its Subsidiaries has (A) any liability in respect of current or former employees, agents, directors, or independent contractors of Fairfield or its

     Subsidiaries ("Fairfield Employees") or any beneficiaries or dependents of any Fairfield Employees or (B) any obligation to issue capital stock of Fairfield or any of its Subsidiaries (each, a "Fairfield Employee Plan"), and (y) each other plan, program, policy, contract or arrangement providing for bonuses, pensions, deferred pay, stock or stock related awards, severance pay, salary continuation or similar benefits, hospitalization, medical, dental or disability benefits, life insurance or other employee benefits, or compensation to or for any Fairfield Employees or any beneficiaries or dependents of any Fairfield Employees (other than directors' and officers' liability policies), whether or not insured or funded, (A) pursuant to which Fairfield or any of its Subsidiaries has any material liability or (B) constituting an employment or severance agreement or arrangement with any officer or director of Fairfield or any such Subsidiary or with any holder of shares of Fairfield Common Stock (each, a "Fairfield Benefit Arrangement"). Fairfield has provided to Vacation Break with respect to each Fairfield Employee Plan and Fairfield Benefit
     Arrangement: (i) a true and complete copy of all written documents comprising such Fairfield Employee Plan or Fairfield Benefit Arrangement and any related trust agreement, insurance contract or other funding vehicle (including amendments and individual agreements relating thereto, or, if there is no such written document, an accurate and complete description of such Fairfield Employee Plan or Fairfield Benefit Arrangement); (ii) the most recent Form 5500 or Form 5500-C/R (including all schedules thereto), if applicable; (iii) the most recent financial statements and actuarial reports or valuations, if any; (iv) the summary plan description currently in effect and all material modifications thereof, if any; and (v) the most recent Internal Revenue Service determination letter, if any.

          (ii) Each Fairfield Employee Plan and Fairfield Benefit Arrangement has been established, operated and maintained in all material respects in accordance with its terms and in material compliance with all applicable laws and the rules and regulations thereunder, including, but not limited to, ERISA and the Code. Neither Fairfield nor any of its Subsidiaries or former Subsidiaries nor any of their respective current or former directors, officers, or employees, nor, to the best knowledge of Fairfield, any other disqualified person or party-in-interest with respect to any Fairfield Employee Plan, have engaged directly or indirectly in any "prohibited transaction," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, with respect to which Fairfield or its Subsidiaries could reasonably be expected to have or has any material liability. All contributions and other payments required to be made for any period through the date to which this representation speaks to the Fairfield Employee Plans and Fairfield Benefit Arrangements (or to any person pursuant to the terms thereof) have been made or paid in a timely fashion, or, to the extent not required to be made or paid on or before the date to which this representation speaks, have been reflected in Fairfield's financial statements. Each Fairfield Employee Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified or an application for such a determination, which was filed before the expiration of the applicable remedial amendment period, is pending, and, to the best knowledge of Fairfield, no circumstances exist that could reasonably be expected to result in the revocation of any such determination.

         (iii) With respect to each Fairfield Employee Plan that is subject to Title IV of ERISA: (i) as of the last applicable annual valuation date, the present value of all benefits under such Fairfield Employee Plan did not exceed the value of the assets of such Fairfield Employee Plan allocable to such benefits, on a projected benefits basis, using the actuarial methods, factors and assumptions used for the most recent actuarial report with respect to such Fairfield Employee Plan; and (ii) there has been no termination, partial termination or "reportable event" (as defined in Section 4043 of ERISA) with respect to any such Fairfield Employee Plan. No Fairfield Employee Plan that is subject to Section 412 of the Code has incurred any "accumulated funding deficiency" (as defined in Section 412 of the Code), whether or not waived. No event has occurred, and, to the best knowledge of Fairfield, there do not exist any circumstances, that could reasonably be expected to subject Fairfield or any Subsidiary of Fairfield to any material liability arising under ERISA. With respect to the Fairfield Employee Plans and Fairfield Benefit Arrangements, individually and in the aggregate, no event has occurred, and, to the best knowledge of Fairfield, there do not exist any circumstances, that could reasonably be expected to subject Fairfield or any Subsidiary of Fairfield to any material liability under the Code or other applicable law, or under any indemnity agreement to which Fairfield or any Subsidiary of Fairfield is a party, excluding liability for benefit claims, administrative expenses and funding obligations payable in the ordinary course.

          (iv) No Fairfield Employee Plan is a "multiemployer plan" as that term is defined in Section 3(37) of ERISA or a "multiple employer plan" described in Section 4063(a) of ERISA, nor has Fairfield or any ERISA Affiliate of Fairfield at any time since January 1, 1992, contributed to or been obligated to contribute to such a multiemployer plan or multiple employer plan.

          (v) Except with respect to a Fairfield Employee Plan, neither Fairfield nor any ERISA Affiliate of Fairfield has any Controlled Group Liability, nor do any circumstances exist that could result in any of them having any Controlled Group Liability.

          (vi) Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby (either alone or together with any additional or subsequent events), constitutes an event under any Fairfield Employee Plan, Fairfield Benefit Arrangement, loan to, or individual agreement or contract with, a Fairfield Employee that may result in any payment (whether of severance pay or otherwise), restriction or limitation upon the assets of any Fairfield Employee Plan or Fairfield Benefit Arrangement, acceleration of payment or vesting, increase in benefits or compensation, or required funding, with respect to any Fairfield Employee, or the forgiveness of any loan or other commitment of any Fairfield Employee.

          (vii) There are no actions, suits, arbitrations, inquiries, investigations or other proceedings (other than routine claims for benefits) pending or, to Fairfield's knowledge, threatened, with respect to any Fairfield Employee Plan or Fairfield Benefit Arrangement.

          (viii) No Fairfield Employees and no beneficiaries or dependents of Fairfield Employees are or may become entitled under any Fairfield Employee Plan or Fairfield Benefit Arrangement to post-employment or retiree welfare benefits of any kind, including without limitation death or medical benefits, other than coverage mandated by Part 6 of Title I of ERISA or
     Section 4980B of the Code or other applicable law.

     (k) Labor Matters. There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of Fairfield or any of its Subsidiaries; no such petitions have been pending at any time within two years of the date of this Agreement and, to the best knowledge of Fairfield, there has not been any organizing effort by any union or other group seeking to represent any employees of Fairfield or any of its Subsidiaries as their exclusive bargaining agent at any time within two years of the date of this Agreement. There are no labor strikes, work stoppages or other labor troubles, other than routine grievance matters, now pending, or, to Fairfield's knowledge, threatened, against Fairfield or any of its Subsidiaries, nor have there been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to Fairfield or any of its Subsidiaries at any time within two years of the date of this Agreement.

     (l)  Taxes.

          (i) Except as set forth in Section 3.2(l)(i) of the Fairfield Disclosure Statement, each of Fairfield and its Subsidiaries has filed all tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and all tax returns and reports are complete and accurate in all respects, except to the extent that such failures to file or be complete and accurate in all respects, as applicable, individually or in the aggregate, would not have a material adverse effect on Fairfield. Fairfield and each of its Subsidiaries has paid (or Fairfield has paid on its behalf) or made provision for all taxes shown as due on such tax returns and reports. No claim has been made since August 6, 1992 by an authority in a jurisdiction where Fairfield or any of its Subsidiaries does not file tax returns that it is or may be subject to taxation by that jurisdiction. The most recent financial statements contained in the Fairfield Filed SEC Documents reflect adequate reserves for all taxes payable by Fairfield and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements, and no deficiencies for any taxes have been proposed, asserted or assessed against Fairfield or any of its Subsidiaries that are not adequately reserved for, except for inadequately reserved taxes and inadequately reserved deficiencies that would not, individually or in the aggregate, have a material adverse effect on Fairfield. There are no liens for taxes (other than for current taxes not yet due and payable) on the assets of Fairfield or its Subsidiaries. No requests for waivers of the time to assess any taxes against Fairfield or any of its Subsidiaries have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the Fairfield Filed SEC Documents, or, to the extent not adequately reserved, the assessment of which would not, individually or in the aggregate, have a material adverse effect on Fairfield. Except as set forth in the Florida Filed SEC Documents or in Section 3.2(l)(i) of the Fairfield Disclosure Statement, neither Fairfield nor any of its Subsidiaries is a party to or bound by any agreement providing for the allocation or sharing of taxes. Neither Fairfield nor any of its Subsidiaries has filed a consent pursuant to or agreed to the application of Section 341(f) of the Code. Each of Fairfield and its Subsidiaries has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code. All taxes that are required by the laws of the United States, any state or political subdivision thereof, or any foreign country to be withheld or collected by Fairfield or any of its Subsidiaries have been duly withheld or collected and, to the extent required, have been paid to the proper governmental authorities or properly deposited as required by applicable laws. None of Fairfield and its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Fairfield), or
     (ii) has any liability for the taxes of any person (other than any of Fairfield and its Subsidiaries) under Treas. Reg. (S) 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise. For purposes of this Agreement, the term tax (including, with correlative meaning, the terms "taxes" and "taxable") shall include all federal, state, local, and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, and other taxes, duties, or assessments of any nature whatsoever, together with all interest, penalties, and additions imposed with respect to such amounts.

          (ii) Section 3.2(l)(ii) of the Fairfield Disclosure Statement sets forth each state in which Fairfield and its Subsidiaries have collected or remitted any sales and/or use taxes since August 6, 1992. To Fairfield's knowledge, neither Fairfield nor any of its Subsidiaries has conducted activities in any other state that would require such taxes to be collected or remitted. No claim has been made since August 6, 1992 by an authority in a jurisdiction where Fairfield or any of its Subsidiaries does not pay sales and/or use taxes that it is or may be subject to a requirement to remit such taxes in that jurisdiction.

          (iii) Neither Fairfield nor any of its Subsidiaries has taken any action that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          (iv) Except as disclosed in the Fairfield Filed SEC Documents, none of the compensation paid by Fairfield since January 1, 1997, and none of the compensation, if any, that may be payable as a result of the Merger will be subject to the limitations set forth in Section 162(m) of the Code.

     (m) Voting Requirements. The affirmative vote of the holders of a majority of the voting power of all outstanding shares of Fairfield Common Stock, voting as a single class, at the Fairfield Stockholders Meeting (the "Fairfield Stockholder Approval") to approve an amendment to its Certificate of Incorporation to increase the number of authorized shares of Fairfield Common Stock and the issuance of the shares of Fairfield Common Stock under this Agreement, the Supplemental Warrant Agreements, and the Assumed Options is the only vote of the holders of any class or series of Fairfield's capital stock necessary to approve the transactions contemplated by this Agreement.

     (n) No Excess Parachute Payments. Except as described in Section 3.2(n) of the Fairfield Disclosure Statement, no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of Fairfield or any of its Affiliates who is a "disqualified individual" (as such term is defined in Section 280G(c) of the Code or proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan or Benefit Arrangement currently in effect would be an "excess parachute payment" (as such term is defined in Section 280G(b) (l) of the Code).

     (o) Brokers. No broker, investment banker, financial advisor or other person, other than Stephens Inc. ("Stephens"), is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Fairfield.

     (p) Properties, Title and Related Matters.

          (i) Section 3.2(p)(i) of the Fairfield Disclosure Statement or the Fairfield Filed SEC Documents sets forth as of June 30, 1997: (i) each VOI resort property owned by, or for which VOIs are sold or marketed by, Fairfield or any of its Subsidiaries; (ii) the approximate number of VOIs which have been and which are planned to be developed at each such resort property; and (iii) the approximate number of VOIs which have been sold at each such resort. With respect to each resort property or portion thereof which has completed development of VOIs, the resort or developed portion thereof is in good repair and condition and each VOI held for sale is in a condition acceptable for sale. With respect to each resort property or portion thereof which Fairfield or any of its Subsidiaries has not completed development of VOIs, Fairfield or the applicable Subsidiary anticipates expending, between June 30, 1997 and the completion of development, the approximate amounts set forth in Section 3.2(p)(i) of the Fairfield Disclosure Statement.

          (ii) Except as disclosed or reserved against in the most recent financial statements contained in the Fairfield SEC Documents or as it set forth in Section 3.2(p)(ii) of the Fairfield Disclosure Statement, Fairfield and each of its Subsidiaries have good and marketable title to all of the material properties and assets, tangible or intangible, reflected in such financial statements as being owned by Fairfield and each of its Subsidiaries as of the dates thereof, free and clear of all Liens, except Permitted Liens. All leased buildings and all leased fixtures, equipment and other property and assets that are material to Fairfield's business on a consolidated basis are held under leases or subleases that are valid and binding instruments enforceable in accordance with their respective terms, and there is not under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such validity and binding nature or the existence of such default or event of default does not have and would not reasonably be expected (so far as can be foreseen at the time) to have a material adverse effect on Fairfield.

     (q) Customer Warranties. There are not pending nor are there to the best knowledge of Fairfield, threatened, any material claims under or pursuant to any warranty, whether expressed or implied, on products or services sold prior to the date of this Agreement by Fairfield or any of its Subsidiaries that are not disclosed or referred to in the financial statements contained in the Fairfield SEC Documents and which are not fully reserved against. Section 3.2(q) of the Fairfield Disclosure Statement identifies all such claims asserted from January 1, 1996 to date of this Agreement and describes the resolution of each such claim.

     (r) Environmental Matters. Except as disclosed in Section 3.2(r) of the Fairfield Disclosure Statement or the Fairfield Filed SEC Documents, (i) neither the businesses of Fairfield and its Subsidiaries nor the operation thereof violates any applicable Environmental Law (as defined in Article VIII) and no condition or event has occurred which, with notice or the lapse of time or both, would constitute a violation of any Environmental Law; (ii) Fairfield and each of its Subsidiaries is in possession of all Environmental Permits required for the conduct or operation of the businesses of Fairfield and each of its Subsidiaries (or any part thereof), and Fairfield and each of its Subsidiaries is in compliance in all material respects with all of the requirements and limitations included in such Environmental Permits; (iii) none of Fairfield or any of its Subsidiaries has stored or used any pollutants, contaminants or hazardous or toxic wastes, substances or materials on or at any of its properties or facilities except for inventories of chemicals which are used or to be used in the ordinary course of the businesses of Fairfield and each of its Subsidiaries (which inventories have been stored or used in accordance with all applicable Environmental Permits and all Environmental Laws, including all so-called "Right To Know" laws); (iv) none of Fairfield or any of its Subsidiaries has received any notice, suit or claim from any authority or any private person or entity that the businesses of Fairfield and its Subsidiaries or the operation of any of their respective facilities is in violation of any Environmental Law or any Environmental Permit or that it is responsible (or potentially responsible) for the cleanup of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any of the properties of Fairfield and each of its Subsidiaries, or at, on or beneath any land adjacent thereto or in connection with any waste or contamination site; and (v) none of Fairfield or any of its Subsidiaries has buried, dumped, disposed, spilled or released any pollutants, contaminants or hazardous or toxic wastes, substances or materials on, beneath or adjacent to any of its properties or any property adjacent thereto. Fairfield and each of its Subsidiaries has timely filed all reports required to be filed by it with respect to all of its property and facilities and has generated and maintained all required data, documentation and records under all applicable Environmental Laws.

     (s) Insurance. Each of Fairfield and its Subsidiaries has insurance contracts or policies (the "Fairfield Policies") in full force and effect which provide for coverages that are usual and customary as to amount and scope in its businesses. Section 3.2(s) of the Fairfield Disclosure Statement sets forth descriptions of all insurance contracts or policies that relate to liability or excess liability insurance (collectively the "Fairfield Liability Policies"), including the name of the insurer, the types, dates and amounts of coverages, and any material coverage exclusions. None of Fairfield or its Subsidiaries has breached or otherwise failed to perform in any material respects its obligations under any of the Fairfield Policies or the Fairfield Liability Policies nor has Fairfield or its Subsidiaries received any adverse notice or communication from any of the insurers party to the Fairfield Policies or the Fairfield Liability Policies with respect to any such alleged breach or failure in connection with any of the Fairfield Policies or the Fairfield Liability Policies. All Fairfield Policies are sufficient for compliance with all governmental laws and regulations and all agreements to which Fairfield and its Subsidiaries are subject; are valid, outstanding, collectible and enforceable policies; and will not in any way be affected by, or terminate or lapse by reason of the execution and delivery of, this Agreement or the consummation of the transactions contemplated hereby.

     (t) Accounts Receivable. The "mortgages receivable" of Fairfield and its Subsidiaries reflected in the financial statements contained in the Fairfield SEC Documents and such additional accounts receivable as are reflected on the books of Fairfield and its Subsidiaries are, to Fairfield's knowledge, good and collectible except to the extent reserved against thereon (which reserves have been determined based upon actual prior experience and are consistent with prior practice). All such accounts receivable (except to the extent so reserved against) are valid, genuine and subsisting, arise out of bona fide sales and deliveries of goods, performance of services or other business transactions and are not subject to defenses, setoffs or counterclaims.

     (u) State Takeover Statutes; Rights Agreement. The Board of Directors of Fairfield has approved the terms of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and, assuming the accuracy of Vacation Break's representation and warranty contained in
Section 3.1(o), such approval constitutes approval of the Merger and the other transactions contemplated by this Agreement by the Fairfield Board of Directors under the provisions of Section 203 of the DGCL. Neither Vacation Break nor any of its wholly owned subsidiaries is an Acquiring Person (as defined in the Fairfield Rights Agreement) pursuant to the Fairfield Rights Agreement and a Stock Acquisition Date, Distribution Date or Triggering Event (in each case as defined in the Fairfield Rights Agreement) does not occur solely by reason of the execution of this Agreement, the consummation of the Merger, or the consummation of the other transactions contemplated by this Agreement unless the Share Consideration to be received by a stockholder of Vacation Break, when combined with any other shares of Fairfield Common Stock beneficially owned by that stockholder would result in that stockholder beneficially owning 20 percent or more of the outstanding shares of Fairfield Common Stock.

     (v) Merger Sub. Merger Sub is a newly formed direct wholly owned subsidiary of Fairfield formed solely for the purpose of engaging in this transaction. As of the Effective Date, Merger Sub will not have conducted any business nor will it own any significant assets or owe any significant liabilities.

                                  ARTICLE IV
                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     4.1  Conduct of Business by Vacation Break.

     (a) Conduct of Business. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or to the extent that Fairfield otherwise consents in writing, Vacation Break will and will cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all material respects with all applicable laws and regulations and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time Vacation Break will not, and will not permit any of its Subsidiaries to:

          (i) (A) set aside for payment or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, stock or property) in respect of, any of its capital stock or otherwise make any payments to stockholders in their capacity as such, except for dividends by a direct or indirect wholly owned Subsidiary of Vacation Break to its parent, (B) split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire or propose to redeem, purchase or acquire any shares of its capital stock (including the Vacation Break Common Stock) or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (ii) except for Vacation Break Shares issued upon exercise of Options outstanding as of this date or the Warrants under the Warrant Agreement, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any shares of its capital stock of any class (including the Vacation Break Common Stock), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for, Vacation Break Common Stock outstanding on the date hereof;

          (iii) amend its articles of incorporation, bylaws or other comparable charter or organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary;

          (iv) except as set forth in Section 4.1(a)(iv) of the Vacation Break Disclosure Statement, acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to Vacation Break;

          (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets, except sales of inventory in the ordinary course of business consistent with past practice, disposition of obsolete assets or assets no longer used in its business, and encumbrance of mortgages receivable pursuant to existing credit facilities in accordance with Section 4.1(a)(vi);

          (vi) (A) except as set forth in Section 4.1(a)(vi) of the Vacation Break Disclosure Statement, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except borrowings under existing credit facilities and other borrowings in the ordinary course up to $3.0 million after the date hereof, or (B) except as set forth in Section 4.1(a)(vi) of the Vacation Break Disclosure Statement, make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) to Vacation Break or any of its direct or indirect wholly owned Subsidiaries or (B) advances to officers and employees of Vacation Break for travel, business and entertainment or relocation expenses in accordance with past practice;

          (vii) except as set forth in Section 4.1 (a)(vii) of the Vacation Break Disclosure Statement or in the ordinary course of business, make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $250,000;

          (viii) make any material tax elections or settle or compromise any material tax liability;

          (ix) except as set forth in Section 4.1(a)(ix) of the Vacation Break Disclosure Statement, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities less than $100,000 or reflected or reserved against in, or contemplated by, the financial statements of Vacation Break included in the Vacation Break Filed SEC Documents (or the notes thereto) or incurred in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which it is a party;

          (x) except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which it is a party or waive, release or assign any material rights or claims;

          (xi) except as set forth in Section 4.1(a)(xi) of the Vacation Break Disclosure Statement or as required to comply with applicable law, (A) adopt, enter into, terminate or amend any Benefit Plan or other arrangement for the benefit or welfare of any director, officer or current or former employee, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses in the ordinary course of business consistent with past practice), (C) pay any benefit not provided for under any Benefit Plan, (D) except as permitted in clause (B), grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Benefit Plans or agreement or awards made thereunder) or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan;

          (xii) make any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles;

          (xiii) take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and Vacation Break will use all reasonable efforts to achieve that result;

          (xiv) (A) other than in the ordinary course of business consistent with past practices, and as approved by the Board of Directors of Vacation Break, (1) grant any increases in the base compensation of any of its directors, officers or key employees, (2) pay or agree to pay any material pension, retirement allowance or other employee benefit not required by any of the Employee Plans or Benefit Arrangements as in effect on the date hereof to any such director, officer or key employees, whether past or present, or (3) grant any increase in the commissions payable to its sales agents, or (B) (1) enter into any new or amend any existing employment or severance agreement with any director, officer or key employee of Vacation Break or any of its Subsidiaries, except as permitted in the Vacation Break Disclosure Statement, or (2) except as may be required to comply with applicable law, become obligated under any new Employee Plan or Benefit Arrangement which was not in existence on the date hereof, or amend any such Employee Plan or Benefit Arrangement in existence on the date hereof if such amendment would have the effect of accelerating or materially enhancing any benefits thereunder;

          (xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

          (xvi) enter into any agreement providing for acceleration of payment of any material obligation or performance of any material benefit or payment or other consequence as a result of a change of control of Vacation Break or its Subsidiaries;

          (xvii) except as disclosed in Vacation Break's current capital budget, a true and complete copy of which has been delivered to Fairfield, enter into any contract, arrangement or understanding requiring the lease or purchase of equipment, materials, supplies or services over a period greater than 12 months, which is not cancelable without penalty on 30 days' or less notice;

          (xviii) authorize any of, or commit or agree to take any of, the foregoing actions; or

          (xix) take any action that (without regard to any action taken or agreed to be taken by Fairfield or any of its affiliates) would prevent Fairfield from accounting for the business combination to be effected by the Merger as a pooling of interests.

     (b)  Other Transactions.

          (i) Vacation Break shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly through another person, (1) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any Vacation Break Takeover Proposal (as hereinafter defined) or (2) participate in any discussions or negotiations regarding any Vacation Break Takeover Proposal; provided, however, that if, at any time prior to the adoption of this Agreement by the holders of Vacation Break Common Stock, the Board of Directors of Vacation Break determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to Vacation Break's stockholders under applicable law, Vacation Break may, in response to a Vacation Break Takeover Proposal which was not solicited by it or which did not otherwise result from a breach of this Section 4.1(b)(i), and subject to compliance with Section 4.1(b)(iii),
     (x) furnish information with respect to Vacation Break and its Subsidiaries to any person pursuant to a customary confidentiality agreement (as determined by Vacation Break after consultation with its outside counsel) and (y) participate in negotiations regarding such Vacation Break Takeover Proposal. For purposes of this Agreement, "Vacation Break Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of Vacation Break and its Subsidiaries or 20% or more of any class of equity securities of Vacation Break or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Vacation Break or any of its Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving

     Vacation Break or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

          (ii) Except as expressly permitted by this Section 4.1(b), neither the Board of Directors of Vacation Break nor any committee thereof shall (1) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Fairfield, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (2) approve or recommend, or propose publicly to approve or recommend, any Vacation Break Takeover Proposal, or (3) cause Vacation Break to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "Vacation Break Acquisition Agreement") related to any Vacation Break Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the approval of this Agreement by the holders of Vacation Break Common Stock (x) the Board of Directors of Vacation Break determines in good faith, after it has received a Vacation Break Superior Proposal (as hereinafter defined) and after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to Vacation Break's stockholders under applicable law, the Board of Directors of Vacation Break may (subject to this and the following sentences) withdraw or modify its approval or recommendation of the Merger or this Agreement, or (y) the Board of Directors of Vacation Break determines in good faith that there is not a substantial probability that the adoption of this Agreement by holders of Vacation Break Common Stock will be obtained due to the existence of a Vacation Break Superior Proposal, the Board of Directors of Vacation Break may (subject to this and the following sentences) approve or recommend such Vacation Break Superior Proposal or terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause Vacation Break to enter into any Vacation Break Acquisition Agreement with respect to any Vacation Break Superior Proposal), but in each of the cases set forth in this clause (y), only at a time that is after the fifth business day following Fairfield's receipt of written notice advising Fairfield that the Board of Directors of Vacation Break has received a Vacation Break Superior Proposal, specifying the material terms and conditions of such Vacation Break Superior Proposal and identifying the person making such Vacation Break Superior Proposal. For purposes of this Agreement, a "Vacation Break Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the shares of Vacation Break Common Stock then outstanding or all or substantially all the assets of Vacation Break and otherwise on terms which the Board of Directors of Vacation Break determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to Vacation Break's stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of Vacation Break, is reasonably capable of being obtained by such third party.

          (iii) In addition to the obligations of Vacation Break set forth in Sections 4.1(b)(i) and 4.1(b)(ii), Vacation Break shall immediately advise Fairfield orally and in writing of any request for information or of any Vacation Break Takeover Proposal, the material terms and conditions of such request or Vacation Break

     Takeover Proposal and the identity of the person making such request or Vacation Break Takeover Proposal. Vacation Break will keep Fairfield reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Vacation Break Takeover Proposal.

          (iv) Nothing contained in this Section 4.1(b) shall prohibit Vacation Break from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Vacation Break's stockholders if, in the good faith judgment of the Board of Directors of Vacation Break, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to Vacation Break's stockholders under applicable law; provided, however, that neither Vacation Break nor its Board of Directors nor any committee thereof shall, except as permitted by Section 4.1(b)(ii), withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a Vacation Break Takeover Proposal.

     (c) Other Actions. None of Vacation Break or its Subsidiaries shall take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of Vacation Break set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger set forth in
Article VI not being satisfied (subject to Vacation Break's rights and obligations to comply with federal and state laws).

     (d) Certain Tax Matters. From the date hereof until the Effective Time, (i) Vacation Break and its Subsidiaries will accurately prepare and timely file with the relevant taxing authorities all tax returns required to be filed ("Post-Signing Returns"); (ii) Vacation Break and its Subsidiaries will timely pay all taxes due and payable in connection with each Post-Signing Return; (iii) Vacation Break and its Subsidiaries will make adequate provision on their books and records, to the extent required in accordance with generally accepted accounting principles, for all taxes due and payable from the date hereof until the Effective Time; and (iv) Vacation Break and its subsidiaries will promptly notify Fairfield of any pending or announced action, suit, proceeding, claim or audit against or with respect to Vacation Break in respect of any tax where there is a reasonable possibility of a determination or decision which would reasonably be expected to have a material adverse effect on Vacation Break's tax liabilities or tax attributes.

     4.2  Conduct of Business of Fairfield and Merger Sub.

     (a) Conduct of Business. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or to the extent that Vacation Break otherwise consents in writing, Fairfield will and will cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all material respects with all applicable laws and regulations and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with those persons having business dealings all to the extent consistent with its ongoing business and operations. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, Fairfield will not, and will not permit any of its Subsidiaries to:

          (i) (A) set aside for payment or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, stock or property) in respect of, any of its capital stock or otherwise make any payments to stockholders in their capacity as such, except for dividends by a direct or indirect wholly owned Subsidiary of Fairfield to its parent,
     (B) split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire or propose to redeem, purchase or acquire any shares of its capital stock (including shares of Fairfield Common Stock) or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (ii) except for (A) shares of Fairfield Common Stock issued (1) upon exercise of options and warrants granted under existing stock option and warrant plans; (2) under Fairfield's plan of reorganization and related agreements and settlements; and (3) under the employee stock purchase plan;
     (B) granting of options, warrants or rights under the plans described in
     (A)(1) and (A)(3) above; or (C) repurchasing Fairfield Common Stock pursuant to an existing restricted stock plan; issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (a) any shares of its capital stock of any class (including shares of Fairfield Common Stock), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock, or (b) any other securities in respect of, in lieu of, or in substitution for, shares of Fairfield Common Stock outstanding on the date hereof;

          (iii) except as contemplated under this Agreement, amend Fairfield's certificate of incorporation or bylaws;

          (iv) except as set forth in Section 4.2 (a) (iv) of the Fairfield Disclosure Statement, acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to Fairfield; provided, however, Fairfield or its Subsidiaries may acquire any such business, assets or Person or division thereof if (1) it does not exceed 15 percent of the total assets of Fairfield and its Subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed business combination to be accounted for as a pooling of interests, this condition will be met if the number of common shares exchanged or to be exchanged by Fairfield does not exceed 15 percent of its total common shares outstanding at the date the combination is initiated) or (2) Fairfield and its Subsidiaries' proportionate share of the total assets (after intercompany eliminations) of any such business, assets, Person or division does not exceed 15 percent of the total assets of Fairfield and its Subsidiaries consolidated as of the end of the most recently completed fiscal year.

          (v) make any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles;

          (vi) take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and Fairfield will use all reasonable efforts to achieve that result;

          (vii) authorize any of, or commit or agree to take any of, the foregoing actions;

          (viii) take any action that (without regard to any action taken or agreed to be taken by Vacation Break or any of its affiliates) would prevent Fairfield from accounting for the business combination to be effected by the Merger as a pooling of interests;

          (ix) purchase shares of Vacation Break Common Stock.

     (b) Other Actions. Fairfield shall not, and shall not permit any of its Subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of Fairfield or Merger Sub set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect, or (iii) any of the conditions to the Merger set forth in Article VI not being satisfied (subject to their right and obligation to comply with federal and state laws).

     (c) Certain Tax Matters.  From the date hereof until the Effective Time,
(i) Fairfield and its Subsidiaries will accurately prepare and timely file with the relevant taxing authorities all Post-Signing Returns required to be filed;
(ii) Fairfield and its Subsidiaries will timely pay all taxes due and payable in connection with each Post-Signing Return; (iii) Fairfield and its Subsidiaries will make adequate provision on their books and records, to the extent required in accordance with generally accepted accounting principles, for all taxes due and payable from the date hereof until the Effective Time; and (iv) Fairfield and its subsidiaries will promptly notify Vacation Break of any pending or announced action, suit, proceeding, claim or audit against or with respect to the Fairfield in respect of any tax where there is a reasonable possibility of a determination or decision which would reasonably be expected to have a material adverse effect on Fairfield's tax liabilities or tax attributes.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

     5.1  Preparation of Proxy Statement; Shareholders Meeting.

     (a) Proxy. Fairfield and Vacation Break shall cooperate and promptly prepare and Fairfield shall file with the SEC as soon as practicable a Registration Statement on Form S-4 under the Securities Act with respect to the shares of Fairfield Common Stock issuable in the Merger (the "S-4 Registration Statement"), a portion of which Registration Statement shall also serve as the proxy statement with respect to the meeting of Fairfield's stockholders to approve the amendment to its Certificate of Incorporation to increase the number of authorized shares of Fairfield Common Stock and the issuance of the shares of Fairfield Common Stock under this Agreement, the Supplemental Warrant Agreements and the Assumed Options (the "Fairfield Stockholder Meeting") and Vacation Break's meeting of stockholders to approve this Agreement (the "Vacation Break Stockholders Meeting")(such proxy statement/prospectus, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to stockholders, is herein called the "Proxy Statement/Prospectus"). Fairfield will cause the Proxy Statement/Prospectus and the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Fairfield shall use all reasonable efforts, and Vacation Break will cooperate with Fairfield, to have the S-4 Registration Statement declared effective by the SEC as promptly as practicable and to keep the S-4 Registration Statement effective as long as is necessary to consummate the Merger. Fairfield shall, as promptly as practicable, provide Vacation Break copies of any written, and will inform Vacation Break of any oral, comments on the S-4 Registration Statement received from the SEC. Fairfield shall use its best efforts to obtain, prior to the effective date of the S-4 Registration Statement, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto. Fairfield agrees that the Proxy Statement/Prospectus and each amendment or supplement thereto at the time of mailing thereof and at the time of the Fairfield Stockholders Meeting, or, in the case of the S-4 Registration Statement, at the time it becomes effective, as it may be amended or supplemented, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Fairfield in reliance upon and in conformity with written information concerning Vacation Break furnished to Fairfield by Vacation Break for inclusion in the Proxy Statement/Prospectus and the S-4 Registration Statement, as it may be amended or supplemented. Vacation Break agrees that the written information concerning Vacation Break, its Subsidiaries, and its officers and directors provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Fairfield Stockholders Meeting, or, in the case of written information concerning Vacation Break provided by Vacation Break for inclusion in the S-4 Registration Statement or any amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No amendment or supplement to the Proxy Statement/Prospectus that amends or supplements information relating to Vacation Break will be made by Fairfield without the approval of Vacation Break, such approval not to be unreasonably withheld. Fairfield will advise Vacation Break, promptly after it receives notice thereof, of the time when the S-4 Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of a qualification of the Fairfield Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any written request by the SEC for amendment of the Proxy Statement/Prospectus or the S-4 Registration Statement or for additional information. As soon as practicable after the S-4 Registration Statement has become effective, Fairfield will provide Vacation Break with sufficient copies of the Proxy Statement/Prospectus in the form mailed to Fairfield stockholders, as well as sufficient copies of the Fairfield SEC Reports incorporated by reference into the Proxy Statement/Prospectus, to enable Vacation Break to deliver a copy to each stockholder of record of Vacation Break.

     (b) Warrants. Vacation Break will use all reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to Vacation Break's stockholders, and Fairfield will use all reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to Fairfield's stockholders, in each case as promptly as practicable after the S-4 Registration Statement is declared effective under the Securities Act. Vacation Break will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold the Vacation Break Stockholders Meeting for the purpose of obtaining the Vacation Break Stockholder Approval. Without limiting the generality of the foregoing but subject to Section 4.02(b), Vacation Break agrees that its obligations pursuant to the first sentence of this Section 5.01(b) shall not be affected by the commencement, public proposal, public disclosure or communication to Vacation Break of any Vacation Break Takeover Proposal. Vacation Break will, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby, except to the extent that the Board of Directors of Vacation Break shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger and terminated this Agreement in accordance with Section 4.02(b). Fairfield will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold the Fairfield Stockholders Meeting for the purpose of obtaining the Fairfield Stockholder Approval. Fairfield will, through its Board of Directors, recommend to its stockholders the approval and adoption of the amendment of its certificate of incorporation and the issuance of the shares of Fairfield Common Stock under this Agreement, the Supplemental Warrant Agreements and the Assumed Options. Fairfield and Vacation Break will use reasonable efforts to hold the Vacation Break Stockholders Meeting and the Fairfield Stockholders Meeting on the same date and as soon as practicable after the date hereof.

     5.2  Letters of Vacation Break's Accountants.

     (a) With respect to the filing of the S-4 Registration Statement and the Proxy Statement/Prospectus and each Current Report on Form 8-K (a "Form 8-K") filed by Fairfield pertaining to the Merger (which Form 8-K contains financial statements of or pertaining to Vacation Break), Vacation Break shall use its reasonable efforts to cause to be delivered to Fairfield a "comfort" letter of Coopers & Lybrand L.L.P., Vacation Break's independent auditors. Such comfort letter shall be dated on the date of the schedule or report filed with the SEC and shall be customary in scope and substance for letters delivered by independent public accountants in connection with such schedules or reports.

     (b) Vacation Break shall use its reasonable efforts to cause to be delivered to Fairfield letters from Coopers & Lybrand L.L.P., addressed to Fairfield, one dated the date of the Proxy Statement/Prospectus, stating that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and one dated as of the Closing Date, confirming as of the Closing Date the previously delivered letter referred to above.

     5.3  Letters of Fairfield's Accountants.

     (a) With respect to the filing of the S-4 Registration Statement and Proxy Statement/Prospectus and each Form 8-K filed by Fairfield pertaining to the Merger (which Form 8-K contains financial statements of or pertaining to Fairfield and Vacation Break), Fairfield shall use its reasonable efforts to cause to be delivered to Fairfield a "comfort" letter of Ernst & Young LLP, Fairfield's independent auditors. Such comfort letter shall be dated on the date of the schedule or report filed with the SEC and shall be customary in scope and substance for letters delivered by independent public accountants in connection with such schedules or reports.

     (b) Fairfield shall use its reasonable efforts to cause to be received by it letters from Ernst & Young LLP, addressed to Fairfield, one dated the date of the Proxy Statement/Prospectus, stating that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and one dated as of the Closing Date, confirming as of the Closing Date the previously delivered letter referred to above.

     5.4 Certain Actions. Fairfield and Vacation Break shall and shall use reasonable efforts to cause their respective Subsidiaries to: (i) promptly make all filings and seek to obtain all Authorizations required under all applicable laws with respect to the Merger and the other transactions contemplated hereby and will cooperate with each other with respect thereto; and (ii) promptly take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to satisfy the conditions set forth in
Article VIII and to consummate and make effective the transactions contemplated by this Agreement on the terms and conditions set forth herein as soon as practicable (including, without limitation, using their respective reasonable best efforts to avoid the entry of (or, if entered, to have lifted, vacated or reversed) any order, decree, judgment or ruling of any court or Governmental Entity restraining or preventing the consummation of the transactions contemplated by this Agreement on the basis of any federal or state antitrust laws or regulations; provided, however, that in connection with any filing or submission required or action to be taken by either Fairfield or Vacation Break or any of their Subsidiaries to effect the Merger and to consummate the other transactions contemplated hereby, (A) neither Vacation Break nor any of its Subsidiaries shall, without Fairfield's prior written consent, commit to any divestiture or hold separate or similar transaction and (B) neither Fairfield nor any of its Subsidiaries shall be required to divest or hold separate or otherwise take or commit to take any action, in each case, that materially limits its freedom of action with respect to, or its ability to retain, Vacation Break or any of its Subsidiaries or any material portion of the assets of Vacation Break and its Subsidiaries or any existing (as of the date hereof) and material business, product line or asset of Fairfield or any of its Subsidiaries.

     5.5  Access to Information.

     (a) Vacation Break. Vacation Break shall, and shall cause each of its Subsidiaries to, upon reasonable notice from Fairfield, afford to Fairfield, and to Fairfield's officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, Vacation Break and its Subsidiaries shall furnish promptly to Fairfield upon request (i) a copy of each report, schedule, and other document filed or received by it during such period pursuant to the requirements of federal, state, local or foreign tax laws and (ii) all other information concerning its business, properties and personnel as Fairfield may reasonably request.

     (b) Fairfield. Fairfield shall, and shall cause each of its Subsidiaries to, upon reasonable notice from Vacation Break, afford to Vacation Break, and to Vacation Break's officers, employees, accountants, counsel, financial advisors and other representatives of Vacation Break, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, Fairfield shall and shall cause each of its Subsidiaries to, furnish promptly to Vacation Break upon request (i) a copy of each report, schedule, and other document filed or received by it during such period pursuant to the requirements of federal or state tax laws and (ii) all other information concerning its business, properties and personnel as Vacation Break may reasonably request.

     (c) Confidential Treatment. Each of Fairfield and Vacation Break may make copies of documents provided to them pursuant to this Section 5.5 at their own expense. The parties shall, and shall cause their respective officers, employees, accountants, counsel, financial advisors and other representatives to, hold any such information which is nonpublic in confidence on the same terms and conditions as set forth in the letter dated July 14, 1997, as amended from time to time, between Vacation Break and Fairfield (the "Confidentiality Agreement").

     5.6 Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties will use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all other things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all other reasonable steps as may be necessary to obtain an approval in waiver form, or to avoid an action or proceeding by any Governmental Entity,
(ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Companies and their respective Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or the other transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

     5.7  Fees and Expenses.

     (a) Merger. Except as set forth in Section 5.7(b), all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees and expenses, whether or not the Merger are consummated, except that each of Fairfield and Vacation Break shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement (including SEC filing fees) and (ii) the filings of the premerger notification and report forms under the HSR Act (including filing fees).

     (b) Termination Fee. If (i) a Vacation Break Takeover Proposal shall have been made known to Vacation Break or any of its Subsidiaries or has been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Vacation Break Takeover Proposal and thereafter this Agreement is terminated by either Vacation Break or Fairfield pursuant to Section 7.1(b)(ii), or (ii) this Agreement is terminated (1) by Vacation Break pursuant to Section 7.1(e) or (2) by Fairfield pursuant to Section 7.1(f) or (g), then Vacation Break shall promptly, but in no event later than 10 days after the date of such termination, pay Fairfield a fee equal to $7.5 million (the "Termination Fee"), payable by wire transfer of same day funds. Vacation Break acknowledges that the agreements contained in this
Section 5.7(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Fairfield would not enter into this Agreement; accordingly, if Vacation Break fails promptly to pay the amount due pursuant to this Section 5.7(b), and, in order to obtain such payment, Fairfield commences a suit which results in a judgment against Vacation Break for the Termination Fee, Vacation Break shall pay to Fairfield its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee at the prime rate of BankBoston N.A. in effect on the date such payment was required to be made.

     5.8 Public Announcements. Fairfield and Merger Sub, on the one hand, and Vacation Break, on the other hand, will consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and will not issue any such press release or make any such public statements without the other party's consultation except as either party may determine is required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or the Nasdaq National Market. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

     5.9 Key Officer Employment Arrangements. Vacation Break will not permit any employment agreement to be renewed or extended without Fairfield's prior written consent.

     5.10 Stock Exchange Listing. To the extent Fairfield does not issue treasury shares in the Merger or under Assumed Plans which are already listed, Fairfield shall use its reasonable efforts to cause the shares of Fairfield Common Stock to be issued in the Merger and under the Assumed Plans to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

     5.11 Certain Litigation. Vacation Break agrees that it will not settle any litigation commenced after the date hereof against Vacation Break or any of its directors without the prior written consent of Fairfield, other than (i) the settlement in the ordinary course of business consistent with past practice of litigation that does not involve amounts in excess of $100,000 with respect to any particular proceeding or related proceedings or (ii) the settlement of the litigation described in Section 7.1(d) of the Vacation Break Disclosure Statement as provided in Section 7.1(d).

     5.12 Consents. Vacation Break shall use its reasonable efforts to obtain the Vacation Break Consents before Closing. Fairfield shall use reasonable efforts to obtain the Fairfield Consents before Closing.

     5.13 Pooling of Interests. Each of the parties to this Agreement agrees to use its reasonable efforts to qualify the Merger for pooling of interests treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by each of Fairfield's and Vacation Break's independent auditors, and by the SEC, respectively, and each of Fairfield and Vacation Break agrees that it will voluntarily take no action that would cause such accounting treatment not to be obtained.

     5.14 Rule 145 Affiliates. Before the Closing Date, Vacation Break shall identify in writing to Fairfield all persons who are, at the time this Agreement is submitted for adoption by the stockholders of Vacation Break, "affiliates" of Vacation Break for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations. Vacation Break shall use all reasonable efforts to cause all persons who are "affiliates" of Fairfield for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations to deliver a letter to Fairfield in the form of Exhibit C (each, an "Affiliate Letter").

     5.15 Tax Treatment. Each of Fairfield and Vacation Break shall use reasonable efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code and Vacation Break shall use reasonable efforts to obtain the opinion of counsel referred to in Section 6.2(d).

     5.16 New Director. Promptly following the Effective Time, Fairfield will cause Ralph P. Muller to be elected to its Board of Directors until his successor is duly selected and qualified or his earlier death, resignation or removal.

     5.17 Escrow. As security for the agreement by the Principal Stockholders to indemnify and hold Fairfield harmless as described in Section 5 of the Principal Stockholders Agreement, the Exchange Agent shall deposit on behalf of the Principal Stockholders from the shares they are entitled to receive under
Section 2.2 the number of shares of Fairfield Common Stock required to be deposited under the Principal Stockholders Agreement with the related escrow agent.

     5.18 Stock Options. As soon as practicable following the date of this Agreement, the Board of Directors of Vacation Break (or, if appropriate, any committee administering the Option Plan and the Directors' Plan) shall adopt such resolutions or take such other actions as may be required to (a) adjust the terms of all outstanding Options granted under those plans, whether vested or unvested, as necessary to provide that, at the Effective Time, each Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option to acquire Fairfield Common Stock on the terms and conditions described in Section 2.1(e); and make such other changes to the Option Plan and Directors' Plan as Vacation Break and Fairfield may agree are appropriate to give effect to the Merger.

     5.1  D&O Coverage.

          (a) The provisions of the bylaws and articles of incorporation of the Surviving Corporation with respect to indemnification shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of Vacation Break or any of its Subsidiaries, unless such modification is required by law.

          (b) From and after the Effective Time, the Surviving Corporation and Fairfield, jointly and severally, shall, to the fullest extent required or permitted under the Surviving Corporation's articles of incorporation or bylaws, indemnify and hold harmless, each present and former director or officer of Vacation Break or any of its Subsidiaries entitled to indemnification under Vacation Break's articles of incorporation and bylaws (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the transactions contemplated by this Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, at least to the same extent as provided in Vacation Break's articles of incorporation or bylaws, in each case, as in effect immediately prior to the Effective Time, or any applicable contract or agreement as in effect on the date hereof, in each case for a period of six year after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising from an event or action that occurred or was taken before or after the Effective
     Time), (A) Fairfield and/or the Surviving Corporation shall have the right to assume the defense thereof and shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Fairfield and/or the Surviving Corporation elect not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Fairfield and/or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Fairfield and/or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Fairfield and/or the Surviving Corporation shall be obligated pursuant to this paragraph 5.19(b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would represent such counsel with a conflict of interest, (B) the Indemnified Parties will cooperate in the defense of any such matter and
     (C) Fairfield and/or the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; and provided, further, that Fairfield and/or the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. An Indemnified Party shall not be entitled to indemnification pursuant to this Agreement or any other agreement with Vacation Break or its Subsidiaries or under the articles of incorporation or bylaws of Vacation Break or the Surviving Corporation for the cost or amount of any liability for which he has received reimbursement or an indemnification payment from some other source or for which, for any reason, he suffers no liability. The foregoing indemnity shall not apply with respect to any conduct of an Indemnified Party which is determined by a final and nonappealable court order to have constituted intentional misconduct and from which the Indemnified Party derived an improper personal benefit. If such indemnity is not available with respect to any Indemnified Party, then Fairfield and/or the Surviving Corporation and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits. In the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims.

          (c) For a period of six years after the Effective Time, Fairfield will maintain or will cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Vacation Break's directors' and officers' liability insurance policy (a copy of which has been made available to Fairfield) on terms no less advantageous than those now applicable to directors and officers of Vacation Break or any of its Subsidiaries; provided, however, that in no event shall Fairfield or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by Vacation Break for such coverage, and provided further, that if the premium for such coverage exceeds such amount, Fairfield or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 200% of the annual premium.

          (d) This Section 5.19 is subject to the terms of Section 5(c) of the Principal Stockholders Agreement.

                                   ARTICLE VI
                              CONDITIONS PRECEDENT

     6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

     (a) Shareholder Approval. Each of the Fairfield Stockholder Approval and the Vacation Break Stockholder Approval shall have been obtained.

     (b) NYSE Listing. The Fairfield Common Stock issuable to Vacation Break's shareholders pursuant to this Agreement, the Supplemental Warrant Agreements and Assumed Options shall have been approved for listing on the NYSE, subject to official notice of issuance.

     (c) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

     (d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

     (e) Pooling Letters. Fairfield and Vacation Break shall have received letters from each of Coopers & Lybrand L.L.P. and Ernst & Young LLP dated as of the Closing Date, addressed to Fairfield and Vacation Break, stating in substance that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

     (f) Tax Opinion. On or prior to the Closing Date, Vacation Break and Fairfield shall have received the opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., counsel to Vacation Break, to the effect that, based on representation letters and certificates in substantially the form of Exhibit D provided to counsel by Vacation Break, Fairfield and certain shareholders of Vacation Break, and based on the assumptions and qualifications set forth in that opinion, for federal income tax purposes, (i) the Merger will be treated as a reorganization within the meaning of Sections 368(a) and 368(a)(2)(E) of the Code, (ii) each of Vacation Break, Merger Sub, and Fairfield will be a party to the reorganization within the meaning of
Section 368(b) of the Code, (iii) no gain or loss will be recognized by a Shareholder of Vacation Break upon the exchange pursuant to the Merger of shares of Vacation Break solely for shares of Fairfield except for cash received in lieu of a fractional share, (iv) the basis of the Fairfield shares received by a Shareholder of Vacation Break pursuant to the Merger will be the same as the basis of the Vacation Break shares exchanged therefor, and (v) the holding period of the shares of Fairfield Common Stock received by a Shareholder of Vacation Break pursuant to the Merger will include the holding period of the Vacation Break Common Stock exchanged therefor, provided those shares of Vacation Break Common Stock were held as capital assets as of the Effective Time of the Merger.

     (g) Consents. The Vacation Break Consents and Fairfield Consents shall have been obtained.

     (h) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition (collectively, "Restraints") preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

     (i) No Litigation. There shall not be pending any suit, action or proceeding, in each case brought by any Governmental Entity and (i) seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from either of Vacation Break or Fairfield any damages that are material in relation to Vacation Break and its Subsidiaries taken as a whole or Fairfield and its Subsidiaries taken as a whole, as applicable, (ii) seeking to prohibit or limit the ownership or operation by Vacation Break, Fairfield, or any of their respective Subsidiaries of any material portion of the business or assets of Vacation Break, Fairfield or any of their respective Subsidiaries, or to compel Vacation Break, Fairfield, or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of Vacation Break, Fairfield, or any of their respective Subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement or (iii) which otherwise could reasonably be expected to have a material adverse effect on Vacation Break or Fairfield, as applicable. In addition, there shall not be any Restraint enacted, entered, enforced or promulgated that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (ii) or (iii) above.

     6.2 Conditions to Obligations of Vacation Break. The obligations of Vacation Break to effect the Merger are further subject to the following conditions:

     (a) Representations and Warranties. The representations and warranties of Fairfield and Merger Sub set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Fairfield and Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and Vacation Break shall have received a certificate signed on behalf of Fairfield and Merger Sub by the chief executive officer and the chief financial officer of each of them to such effect.

     (b) Performance of Obligations of Fairfield. Fairfield and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and Vacation Break shall have received a certificate signed on behalf of Fairfield and Merger Sub by the chief executive officer and the chief financial officer of each of them to such effect.

     (c) No Material Adverse Change. At any time on or after the date of this Agreement there shall not have occurred any material adverse change in Fairfield and its Subsidiaries taken as a whole.

     (d) Fairness Opinion. Vacation Break's Board of Directors shall have received prior to the date the Proxy Statement/Prospectus is submitted to the SEC, and Vacation Break shall have included in the Proxy Statement/Prospectus, the written Fairness Opinion of Montgomery, independent financial advisor to Vacation Break, to the effect that the financial terms of the Merger are fair to the shareholders of Vacation Break from a financial point of view, in form and substance reasonably satisfactory to Vacation Break.

     6.3 Conditions to Obligations of Fairfield. The obligation of Fairfield to effect the Merger is further subject to the following conditions:

     (a) Representations and Warranties. The representations and warranties of Vacation Break set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Vacation Break set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and Fairfield shall have received a certificate signed on behalf of Vacation Break by the chief executive officer and the chief financial officer of Vacation Break to such effect.

     (b) Performance of Obligations of Vacation Break. Vacation Break shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Fairfield shall have received a certificate signed on behalf of Vacation Break by the chief executive officer and the chief financial officer of Vacation Break to such effect.

     (c) No Material Adverse Change. At any time on or after the date of this Agreement there shall not have occurred any material adverse change in Vacation Break and its Subsidiaries, taken as a whole.

     (d) Fairness Opinion. Fairfield's Board of Directors shall have received prior to the date the Proxy Statement/Prospectus is submitted to the SEC, and Fairfield shall have included in the Proxy Statement/Prospectus, the written Fairness Opinion of Stephens, independent financial advisor to Fairfield, to the effect that the financial terms of the Merger are fair to the shareholders of Fairfield from a financial point of view, in form and substance reasonably satisfactory to Fairfield.

     6.4 Frustration of Closing Conditions. Neither Fairfield nor Vacation Break may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to
Section 5.6.

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time:

     (a) by mutual written consent of Fairfield, Merger Sub and Vacation Break;

     (b) by either Fairfield or Vacation Break;

          (i) if the Fairfield Stockholder Approval shall not have been obtained at a Fairfield Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

          (ii) if the Vacation Break Stockholder Approval shall not have been obtained at a Vacation Break Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

          (iii) if the Merger shall not have been consummated on or before December 31, 1997, unless the failure to consummate the Merger is the result of a breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the calling or holding of the related stockholders meeting; or

          (iv) if any Governmental Entity of competent jurisdiction shall have issued a Restraint or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger or any of the other actions contemplated under the Agreement and such Restraint shall have become final and nonappealable;

     (c) by Vacation Break, if on the date that is 2 business days before the Closing Date the closing price for a share of Fairfield Common Stock as reported on the NYSE Composite Transaction Tape is less than $19/3//4; provided, however, if on that date the Standard and Poor's Composite Index of 500 Stocks has decreased since the date of this Agreement, then such closing price must be less than the product of (i) $24/11//16 multiplied by (ii) the difference of 80 percent less the percentage decrease of such index.

     (d) by Fairfield, if before the Closing Date the litigation and other proceedings and investigations or any other actions, proceedings or investigations relating thereto described in Section 7.1(d) of the Vacation Break Disclosure Statement have not been dismissed or settled on substantially the terms set forth in Section 7.1(d) of the Vacation Break Disclosure Statement.

     (e) by Vacation Break, in accordance with Section 4.1(b)(ii); provided that it has complied with all provisions thereof, including the notice provisions therein, and that it complies with applicable requirements of Section 5.7;

     (f) by Fairfield, if (i) the Board of Directors of Vacation Break or any committee thereof shall have withdrawn or modified in a manner adverse to Fairfield its approval or recommendation of the Merger or this Agreement, or failed to reconfirm its recommendation within 15 business days after a written request to do so, or approved or recommended any Vacation Break Takeover Proposal, or (ii) the Board of Directors of Vacation Break or any committee thereof shall have resolved to take any of the foregoing actions; or

     (g) by Fairfield, if Vacation Break or any of its officers, directors, employees, representatives or agents shall take any of the actions that would be proscribed by Section 4.1(b) but for the exceptions therein allowing certain actions to be taken pursuant to the proviso in the first sentence of Section 4.1(b)(i) or the second sentence of Section 4.1(b)(ii).

     7.2 Effect of Termination. If this Agreement is terminated as provided in
Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than the second sentence of Section 5.5(c), Section 5.7, this Section 7.2 and Article VIII and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     7.3 Amendment. This Agreement may be amended by the parties hereto at any time before or after any required approval of matters presented in connection with the Merger by the shareholders of Vacation Break; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso of Section 7.3, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                  ARTICLE VII
                               GENERAL PROVISIONS

     8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the Effective Time.

     8.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a)  if to Vacation Break:

               Vacation Break U.S.A., Inc.
               6400 N. Andrews Avenue
               Park Plaza, Suite 200
               Ft. Lauderdale, Florida  33309

               Attention:  Mr. Ralph P. Muller

               with a copy to:

               Greenberg, Traurig, Hoffman,
                 Lipoff, Rosen & Quentel, P.A.
               1221 Brickell Avenue
               Miami, Florida  33131

               Attention:  Gary M. Epstein, Esq.

          (b)  if to Fairfield or Merger Sub:

               Fairfield Communities, Inc.
               11001 Executive Center Drive
               Little Rock, Arkansas  72211

               Attention:  Mr. John W. McConnell

               with a copy to:

               Jones, Day, Reavis & Pogue
               2001 Ross Avenue, Suite 2300
               Dallas, Texas  75201

               Attention:  Mark V. Minton, Esq.

     8.3  Definitions.  For purposes of this Agreement:

     (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

     (b) "Code" means the Internal Revenue Code of 1986, as amended, and all regulations promulgated thereunder, as in effect from time to time;

     (c) an "environmental law" means any law, statute, regulation, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement, which relates to or otherwise imposes liability or standards of conduct concerning mining or reclamation of mined land, discharges, emissions, releases or threatened releases of noises, odors or any pollutants, contaminants or hazardous or toxic wastes, substances or materials, whether as matter or energy, into ambient air, water, or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants, contaminants, or hazardous wastes, substances or materials, including (but not limited to) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Toxic Substances Control Act of 1976, as amended, the Federal Water Pollution Control Act Amendments of 1972, the Clean Water Act of 1977, as amended, any so-called "Superlien" law, and any other similar Federal, state or local statutes.

     (d) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and all regulations promulgated thereunder, as in effect from time to time;

     (e) "ERISA Affiliate" means any trade or business, whether or not incorporated, that is now or has at any time in the past been treated as a single employer with Vacation Break or Fairfield (as applicable) or any of their respective Subsidiaries under Section 414(b), (c), (m) or (o) of the Code and the Treasury Regulations thereunder.

     (f) "key employee" means any employee whose current salary and targeted bonus exceeds $75,000 per annum.

     (f) "knowledge" of any person means actual knowledge of the directors and executive officers of such person;

     (g) "material adverse change" or "material adverse effect" means, when used in connection with the Company or Fairfield, any change or effect that is materially adverse to the business, properties, assets, financial condition, prospects, or results of operations of such party and its Subsidiaries taken as a whole; and

     (h) "person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

     8.4 Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     8.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signet by each of the parties and delivered to the other parties.

     8.6 Entire Agreement; No Third-party Beneficiaries. This Agreement and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement and (b) except for the provisions of Article II, are not intended to confer upon any person other than the parties any rights or remedies.

     8.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Fairfield or to any direct wholly owned corporate subsidiary of Fairfield. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     8.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Florida or in Florida state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Florida or any Florida state court in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Florida or a Florida state court.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, Fairfield, Merger Sub and Vacation Break have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                         FAIRFIELD COMMUNITIES, INC.


                         By:   /s/ J.W. McConnell
                               -------------------------------------------------
                               J. W. McConnell
                               President and Chief Executive Officer

                         FCVB CORP.


                         By:   /s/ J.W. McConnell
                               -------------------------------------------------
                               J. W. McConnell
                               President

                         VACATION BREAK USA, INC.


                         By:   /s/ Ralph P. Muller
                               -------------------------------------------------
                               Ralph P. Muller
                               Chairman of the Board and
                               Chief Executive Officer

                                                                    APPENDIX B


                       [Letterhead of Stephens Inc.]
                     [FORM OF OPINION OF STEPHENS INC.]

                               August 8, 1997


The Board of Directors of
Fairfield Communities, Inc.
11001 Executive Center Drive
Little Rock, Arkansas 72211

Gentlemen:

     We have acted as your financial advisor in connection with the merger of FCVB Corp. ("FCVB"), a Florida corporation and wholly owned subsidiary of Fairfield Communities, Inc. (the "Company"), with and into Vacation Break U.S.A., Inc. ("Vacation Break"). FCVB will be merged with and into Vacation Break, with Vacation Break as the surviving corporation and a wholly owned subsidiary of the Company; and the stockholders of Vacation Break will receive
0.6075 shares of the Company's one class of publicly traded common stock (the "Exchange Ratio") in consideration of the surrender and cancellation of each of their shares of Vacation Break common stock (the "Merger"). The terms and conditions of the Merger are more fully set forth in the merger agreement.

     You have requested our opinion as to the fairness to the Company from a financial point of view of the Exchange Ratio in the Merger.

     In connection with rendering our opinion we have:

     (i) analyzed certain publicly available financial statements and reports regarding the Company and Vacation Break;

     (ii) analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning the Company and Vacation Break prepared by management of the Company and Vacation Break, respectively;

     (iii) analyzed, on a pro forma basis, the effect of the Merger on the Company's balance sheet capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis;

     (iv) reviewed the reported prices and trading activity for the common stock of the Company and Vacation Break;

     (v) compared the financial performance of the Company and Vacation Break and the prices and trading activity of the common stock of the Company and Vacation Break with that of certain other comparable publicly-traded companies and their securities;

     (vi) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

     (vii)   reviewed the merger agreement and related documents;

     (viii) discussed with management of the Company and Vacation Break the operations of and future business prospects for the Company and Vacation Break and the anticipated financial consequences of the Merger to the Company;

     (ix) assisted in your deliberations regarding the material financial terms of the Merger and your negotiations with Vacation Break and their financial advisors;

     (x) performed such other analyses and provided such other services as we have deemed appropriate.

     We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and Vacation Break, and our opinion is based upon such information. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value. With respect to the financial projections prepared by management of the Company and Vacation Break, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Vacation Break.

     As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and regularly provide investment banking services to it and issue periodic research reports regarding its business activities and prospects. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company and Vacation Break. Stephens is receiving a fee, and reimbursement of its expenses, in connection with the issuance of this fairness opinion and its role as financial advisor.

     Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the Exchange Ratio is fair to the Company from a financial point of view.

     This opinion and a summary discussion of our underlying analyses and role as your financial advisor may be included in communications to the Company's stockholders provided that we approve of such disclosures prior to publication.


                               Very truly yours,

                               /s/ Stephens Inc.

                               STEPHENS INC.

                                                                      APPENDIX C


                     [Letterhead of Montgomery Securities]
                   FORM OF OPINION OF MONTGOMERY SECURITIES



August 8, 1997

Board of Directors
Vacation Break U.S.A., Inc.
6400 North Andrews Avenue
Ft. Lauderdale, Florida  33309

Ladies and Gentlemen:

     We understand that Vacation Break U.S.A., Inc., a Florida corporation ("Seller"), Fairfield Communities, Inc., a Delaware corporation ("Buyer"), and FCVB Corp., a Florida corporation and a wholly-owned subsidiary of Buyer ("Merger Subsidiary"), propose to enter into an Agreement and Plan of Merger, a draft of which has been furnished to us by management of Seller (the "Merger Agreement"), pursuant to which Merger Subsidiary will be merged with and into Seller, which will be the surviving entity (the "Merger"). Pursuant to the Merger, as more fully described in the Merger Agreement and as further described to us by management of Seller, we understand that each outstanding share of the common stock, $.01 par value per share ("Seller Common Stock"), of Seller (other than shares of Seller Common Stock held by Buyer or Merger Subsidiary or any other subsidiary of Buyer or by Seller or any of its subsidiaries) will be converted into and exchangeable for .6075 shares of the common stock, $.01 par value per share ("Buyer Common Stock"), of Buyer, subject to certain adjustments (the "Consideration"). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

     You have asked for our opinion as investment bankers as to whether the Consideration to be received by the shareholders of Seller pursuant to the Merger is fair to such shareholders from a financial point of view, as of the date hereof.

     In connection with our opinion, we have performed a variety of financial and comparative analyses, of which the material analyses are described below. The summary of such analyses contained in this paragraph and in this letter, which does not purport to be a complete description of the analyses underlying Montgomery's opinion, sets forth the material aspects of the analyses performed and factors considered by Montgomery in connection with its opinion. In preparing its opinion, Montgomery, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller and Buyer, including the consolidated financial statements for recent years and interim periods to March 31, 1997 for each of Seller and Buyer and consolidated condensed financial statements contained in the press release prepared by Seller and announced on July 28, 1997, and certain other relevant financial and operating data relating to Seller and Buyer made available to us from published sources and from the internal records of Seller and Buyer; (ii) reviewed the financial terms and conditions of the August 8, 1997 draft of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock and Buyer Common Stock; (iv) compared Seller and Buyer from a financial point of view with certain other companies in the timeshare resort industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the timeshare resort industry which we deemed to be comparable, in whole or in part, to the Merger;
(vi) reviewed and discussed with representatives of the management of Seller and Buyer certain information of a business and financial nature regarding Seller and Buyer, furnished to us by them, including financial forecasts and related assumptions of Seller prepared by management of Seller ("Seller Forecasts") and earnings estimates of Buyer obtained by us from a third party research report, as adjusted, with your consent, after discussions with management of each of Seller and Buyer ("Buyer Estimates"); and (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Seller's counsel.

     In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. Upon the advice of Seller's management and with your consent, we have assumed for purposes of our opinion that the Seller Forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the management of Seller at the time of preparation as to the future financial performance of Seller and that the Seller Forecasts and the Buyer Estimates provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in Seller's or Buyer's respective assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to Seller as to all legal and financial reporting matters with respect to Seller, the Merger and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller or Buyer, nor have we been furnished with any such appraisals. You have informed us, and we have assumed, that the Merger will be recorded as a "pooling-of-interests" under generally accepted accounting principles. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Such conditions include, without limitation, the condition of the U.S. stock markets, particularly in the time-share resort industry, interest rates and the current level of economic activity.

     We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the draft Merger Agreement, without any further amendments thereto, and without waiver by Seller of any of the conditions to its obligations thereunder.

     We have acted as co-financial advisor to Seller in connection with the Merger and will receive a fee for our services, including rendering this opinion, all of which is contingent upon the consummation of the Merger (with the exception of reimbursement for out-of-pocket expenses). In the ordinary course of our business, we actively trade the equity securities of Seller and Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be received by the shareholders of Seller pursuant to the Merger is fair to such shareholders from a financial point of view, as of the date hereof.

     We are not expressing an opinion regarding the price at which the Buyer Common Stock may trade at any future time. The Consideration to be received by the shareholders of Seller pursuant to the Merger is based upon a fixed exchange ratio and, accordingly, the market value of the Consideration may vary significantly.

     This opinion is directed to the Board of Directors of Seller in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Consideration to be received by the shareholders of Seller and does not address the relative merits of the Merger and any alternatives to the Merger, Seller's underlying decision to proceed with or affect the Merger or any other aspect of the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

                                        Very truly yours,

                                        /s/ MONTGOMERY SECURITIES

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Fairfield's Certificate of Incorporation provides that the personal liability of directors of Fairfield to Fairfield is eliminated to the maximum extent permitted by Delaware law. Fairfield's Certificate of Incorporation and Bylaws provide for the indemnification of the directors, officers, employees and agents of Fairfield to the fullest extent that may be permitted by Delaware law from time to time. Certain provisions of Fairfield's Certificate of Incorporation protect Fairfield's directors against personal liability for monetary damages resulting from breaches of their fiduciary duty of care, except as set forth below. Under Delaware law, absent these provisions, directors could be held liable for gross negligence in the performance of their duty of care, but not for simple negligence. Fairfield's Certificate of Incorporation absolves directors of liability for negligence in the performance of their duties, including gross negligence. However, Fairfield's directors remain liable for breaches of their duty of loyalty to Fairfield and its stockholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. Fairfield's Certificate of Incorporation also does not absolve directors of liability under Section 174 of the Delaware General Corporation Law, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions in certain circumstances and expressly sets forth a negligence standard with respect to such liability.

     Under Delaware law, directors, officers, employees, and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Fairfield and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and Delaware law requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to Fairfield.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 EXHIBIT
 NUMBER                                 DESCRIPTION
---------   --------------------------------------------------------------------

   2.1 Agreement and Plan of Merger, dated as of August 8, 1997, between Fairfield, Merger Sub and Vacation Break (included as Appendix A to the Joint Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4)

   4.1 Supplemented and Restated Indenture between the Registrant, Fairfield River Ridge, Inc., Fairfield St. Croix, Inc. and IBJ Schroder Bank & Trust Company, as Trustee, and Houlihan Lokey Howard & Zukin, as Ombudsman, dated September 1, 1992, related to the Senior Subordinated Secured Notes (previously filed as Exhibit 3.3 to the Form 8-K filed by Registrant on September 24, 1992, SEC File No. 92226962)

   4.2 First Supplemental Indenture to the Supplemented and Restated Indenture referenced in 4.1 above, dated September 1, 1992 (previously filed as Exhibit 3.4 to the Form 8-K filed by Registrant on September 24, 1992, SEC File No. 92226962)

   4.3 Second Supplemental Indenture to the Supplemented and Restated Indenture referenced in 4.1 above, dated September 1, 1992 (previously filed as Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992, SEC File No. 93083843)

   4.4 Third Supplemental Indenture to the Supplemented and Restated Indenture referenced in 4.1 above, dated March 18, 1993 (previously filed as Exhibit 4.4 to the Registrant's Quarterly Report on
            Form 10-Q for the quarter ended March 31, 1993, SEC File No.
            93130289)

   4.5 Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock, dated September 1, 1992 (previously filed as Exhibit 3.11 to the Form 8-K filed by Registrant on September 24, 1992, SEC File No. 92226962)

   5.1 Opinion of Jones, Day, Reavis & Pogue regarding the legality of securities being issued (filed herewith)

   8.1 Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. as to tax matters (filed herewith)

   23.1     Consent of Ernst & Young LLP, Independent Auditors (filed herewith)

   23.2 Consent of Coopers & Lybrand L.L.P., Independent Accountants (filed herewith)

   23.3     Consent of Jones, Day, Reavis & Pogue (contained in Exhibit 5.1)

   23.4 Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel P.A. (contained in Exhibit 8.1)

   24.1     Powers of Attorney (included on signature page)

   99.1 Opinion of Stephens Inc. (included as Appendix B to the Joint Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4)

   99.2 Opinion of Montgomery Securities (included as Appendix C to the Joint Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4)

   99.3 Form of Proxy for the Special Meeting of Stockholders of Fairfield (filed herewith)

   99.4 Form of Proxy for the Special Meeting of Stockholders of Vacation Break (filed herewith)

   99.5     Consent of Ralph P. Muller

ITEM 22.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the

     Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on the 5th day of November, 1997.

                               Fairfield Communities, Inc.


                               By:  /s/ J. W. McCONNELL
                                  -----------------------------------------
                                    J.W. McConnell
                                    President and Chief Executive Officer


                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints John W. McConnell, Robert W. Howeth and Marcel J. Dumeny, and each of them acting individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them acting individually, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below on November 5, 1997, by the following persons in the capacities and on the dates indicated.


               SIGNATURE                               TITLE
               ---------                               -----

                                             President and Chief
          /s/ J.W. McCONNELL                 Executive Officer; Director
          --------------------------         (Principal Executive Officer)
          (J.W. McConnell)

                                             Senior Vice President and
          /s/ ROBERT W. HOWETH               Chief Financial Officer
          --------------------------         (Principal Financial Officer)
          (Robert W. Howeth)


          /s/ WILLIAM G. SELL                Vice President/Controller
          --------------------------         (Principal Accounting Officer)
          (William G. Sell)

          /s/ LES R. BALEDGE                 Director
          --------------------------
          (Les R. Baledge)

          /s/ ERNEST D. BENNETT, III         Director
          --------------------------
          (Ernest D. Bennett, III)

          /s/ PHILIP L. HERRINGTON           Director
          --------------------------
          (Philip L. Herrington)

          /s/ GERALD JOHNSTON                Director
          --------------------------
          (Gerald Johnston)

          /s/ BRYAN D. LANGTON               Director
          --------------------------
          (Bryan D. Langton)

          /s/ CHARLES D. MORGAN              Director
          --------------------------
          (Charles D. Morgan)

          /s/ WILLIAM C. SCOTT               Director
          --------------------------
          (William C. Scott)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------  -----------------------------------------------------------------------

  2.1 Agreement and Plan of Merger, dated as of August 8, 1997, between Fairfield, Merger Sub and Vacation Break (included as Appendix A to the Joint Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4)

  4.1 Supplemented and Restated Indenture between the Registrant, Fairfield River Ridge, Inc., Fairfield St. Croix, Inc. and IBJ Schroder Bank & Trust Company, as Trustee, and Houlihan Lokey Howard & Zukin, as Ombudsman, dated September 1, 1992, related to the Senior Subordinated Secured Notes (previously filed as Exhibit 3.3 to the Form 8-K filed by Registrant on September 24, 1992, SEC File No. 92226962)

  4.2 First Supplemental Indenture to the Supplemented and Restated Indenture referenced in 4.1 above, dated September 1, 1992 (previously filed as Exhibit 3.4 to the Form 8-K filed by Registrant on September 24, 1992, SEC File No. 92226962)

   4.3 Second Supplemental Indenture to the Supplemented and Restated Indenture referenced in 4.1 above, dated September 1, 1992 (previously filed as Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992, SEC File No. 93083843)

  4.4 Third Supplemental Indenture to the Supplemented and Restated Indenture referenced in 4.1 above, dated March 18, 1993 (previously filed as Exhibit 4.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993, SEC File No. 93130289)

  4.5 Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock, dated September 1, 1992 (previously filed as Exhibit 3.11 to the Form 8-K filed by Registrant on September 24, 1992, SEC File No. 92226962)

  5.1 Opinion of Jones, Day, Reavis & Pogue regarding the legality of securities being issued (filed herewith)

  8.1 Opinion of Greenburg Traurig Hoffman Lipoff Rosen & Quentel, P.A. as to tax matters (filed herewith)

  23.1   Consent of Ernst & Young LLP, Independent Auditors (filed herewith)

  23.2 Consent of Coopers & Lybrand L.L.P., Independent Accountants (filed herewith)

  23.3   Consent of Jones, Day, Reavis & Pogue (contained in Exhibit 5.1)

  23.4 Consent of Greenburg Traurig Hoffman Lipoff Rosen & Quentel P.A. (contained in Exhibit 8.1)

  24.1   Powers of Attorney (included on signature page)

  99.1 Opinion of Stephens Inc. (included as Appendix B to the Joint Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4)

  99.2 Opinion of Montgomery Securities (included as Appendix C to the Joint Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4)

  99.3 Form of Proxy for the Special Meeting of Stockholders of Fairfield (filed herewith)

  99.4 Form of Proxy for the Special Meeting of Stockholders of Vacation Break (filed herewith)

  99.5   Consent of Ralph P. Muller (filed herewith)